UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ **REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934**

OR

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended   **October 31, 2003**

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from   to

Commission file number   **0-29546**

AMERICA MINERAL FIELDS INC.
(Exact name of Registrant as specified in its charter)

(Translation of Registrant's name into English)

Yukon Territory, Canada
(Jurisdiction of incorporation or organization)

St. George's House, 15 Hanover Square, London, England W1S 1HS
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
None	**None**

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Class "A" Common Shares without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. **62,044,820 Class "A" Common Shares without par value.**

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark which financial statement item the registrant has elected to follow.

☒ Item 17 ☐ Item 18

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes ☐ No

TABLE OF CONTENTS

GLOSSARY OF TERMS

Anticline	A fold that is convex upward, or that had such attitude at some stage of its development.
Arsenopyrite	A sulfide ore with composition FeAsS.
Bornite	Common copper sulfide mineral with composition Cu_5FeS_4.
Chalcopyrite	The most common copper sulfide mineral with composition $CuFeS_2$.
Covellite	A copper sulfide mineral with composition CuS.
Feasibility Study	A comprehensive study of a deposit in which all geological, engineering and economic factors are considered in sufficient detail to serve as the basis for a final decision on whether to proceed with development of the deposit for production.
Fault	A break in the Earth's crust caused by tectonic forces that have moved the rock on one side with respect to the other.
Galena	The most common lead ore with composition PbS.
Gangue	The worthless minerals in an ore deposit.
Hydrothermal	A hot fluid, largely water, presumed to have been released from a magma.
Kundelugan system	Part of the Proterozoic eon of geological time extending from about 950 million years ago to about 650 million years ago.
Malachite	A common secondary copper mineral, occurring typically in the oxidised zone of copper deposits. $(Cu_2CO_3(OH)_2)$.
Massive Sulfides	A rock composed of at least 60% sulfide material.
Mineralization	The concentration of metals and their chemical compounds within a body of rock.
Mineralization, Mineralized material, mineralized deposits or Deposit	A mineralized body which has been intersected by sufficient closely spaced drill holes and/or sampling to support sufficient tonnage and average grade of metal(s) to warrant further exploration-development work. This mineralized body does not qualify as a commercially mineable ore body, as prescribed under Securities and Exchange Commission standards, until a final and comprehensive economic, technical and legal feasibility study based upon the test results is concluded and supports Proven/Probable Reserves.
Mineral Deposit	A mineralized body which has been delineated by appropriate drilling and/or underground sampling to support a sufficient tonnage and average grade of metal(s). Under SEC standards, such a deposit does not qualify as a reserve until comprehensive evaluation, based on unit cost, grade, recoveries and other factors, concludes economic feasibility.

Mineral Reserve	Means that part of a measured mineral resource or indicated mineral resource that can be extracted legally and at a profit under economic conditions that are specified and generally accepted as reasonable by the mining industry and which is demonstrated by a preliminary feasibility study or feasibility study.
	THE TERMS "MINERAL RESERVE", "PROVEN MINERAL RESERVE", AND "PROBABLE MINERAL RESERVE" USED IN THIS ANNUAL REPORT ARE CANADIAN MINING TERMS AS DEFINED IN ACCORDANCE WITH NATIONAL INSTRUMENT 43-101 – STANDARDS OF DISCLOSURE FOR MINERAL PROJECTS UNDER THE GUIDELINES SET OUT IN THE CANADIAN INSTITUTE OF MINING, METALLURGY AND PETROLEUM (THE "CIM") STANDARDS ON MINERAL RESOURCES AND MINERAL RESERVES DEFINITIONS AND GUIDELINES ADOPTED BY THE CIM COUNCIL ON AUGUST 20, 2000. IN THE UNITED STATES, A MINERAL RESERVE IS DEFINED AS A PART OF A MINERAL DEPOSIT WHICH COULD BE ECONOMICALLY AND LEGALLY EXTRACTED OR PRODUCED AT THE TIME THE RESERVE DETERMINATION IS MADE.
	RESERVES ARE CATEGORIZED AS FOLLOWS ON THE BASIS OF THE DEGREE OF CONFIDENCE IN THE ESTIMATE OF THE QUALITY AND GRADE OF THE DEPOSIT.
	Proven Mineral Reserve means, in accordance with CIM Standards, for the part of a deposit which is being mined, or which is being developed and for which there is a detailed mining plan, the estimated quantity and grade or quality of that part of a measured mineral resource for which the size, configuration and grade or quality and distribution of values are so well established, and for which economic viability has been demonstrated by adequate information on engineering, operating, economic and other relevant factors, that there is the highest degree of confidence in the estimate.
	THE DEFINITION FOR "PROVEN MINERAL RESERVES" UNDER CANADIAN STANDARDS DIFFERS FROM THE STANDARDS IN THE UNITED STATES, WHERE PROVEN OR MEASURED RESERVES ARE DEFINED AS RESERVES IN RESPECT OF WHICH (A) QUANTITY IS COMPUTED FROM DIMENSIONS REVEALED IN OUTCROPS, TRENCHES, WORKINGS OR DRILL HOLES; GRADE AND/OR QUALITY ARE COMPUTED FROM THE RESULTS OF DETAILED SAMPLING AND (B) THE SITES FOR INSPECTION, SAMPLING AND MEASUREMENT ARE SPACED SO CLOSELY AND THE GEOLOGIC CHARACTER IS SO WELL DEFINED THAT SIZE, SHAPE, DEPTH AND MINERAL CONTENT OF RESERVES ARE WELL ESTABLISHED.

	Probable Mineral Reserve: means, in accordance with CIM Standards, the estimated quantity and grade or quality of that part of an indicated mineral resource for which economic viability has been demonstrated by adequate information on engineering, operating, economic and other relevant factors, at a confidence level which would serve as a basis for decisions on major expenditures.
	THE DEFINITION FOR "PROBABLE MINERAL RESERVES" UNDER CANADIAN STANDARDS DIFFERS FROM THE STANDARDS IN THE UNITED STATES, WHERE PROBABLE RESERVES ARE DEFINED AS RESERVES IN RESPECT OF WHICH QUANTITY AND GRADE AND/OR QUALITY ARE COMPUTED FROM INFORMATION SIMILAR TO THAT USED FOR PROVEN RESERVES (UNDER UNITED STATES STANDARDS), BUT THE SITES FOR INSPECTION, SAMPLING AND MEASUREMENT ARE FURTHER APART OR ARE OTHERWISE LESS ADEQUATELY SPACED, AND THE DEGREE OF ASSURANCE, ALTHOUGH LOWER THAN THAT FOR PROVEN RESERVES, IS HIGH ENOUGH TO ASSUME CONTINUITY BETWEEN POINTS OF OBSERVATION.
Mineral Resource	Under CIM Standards, Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.
	THE TERMS "MINERAL RESOURCE", "MEASURED MINERAL RESOURCE", "INDICATED MINERAL RESOURCE", AND "INFERRED MINERAL RESOURCE" USED IN THIS ANNUAL REPORT ARE CANADIAN MINING TERMS AS DEFINED IN ACCORDANCE WITH NATIONAL INSTRUMENT 43-101 – STANDARDS OF DISCLOSURE FOR MINERAL PROJECTS UNDER THE GUIDELINES SET OUT IN THE CIM STANDARDS. THEY ARE NOT DEFINED TERMS UNDER UNITED STATES STANDARDS AND MAY NOT GENERALLY BE USED IN DOCUMENTS FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION BY U.S. COMPANIES. AS SUCH, INFORMATION CONTAINED IN THIS ANNUAL REPORT CONCERNING DESCRIPTIONS OF MINERALIZATION AND RESOURCES MAY NOT BE COMPARABLE TO INFORMATION MADE PUBLIC BY U.S. COMPANIES SUBJECT TO THE REPORTING AND DISCLOSURE REQUIREMENTS OF THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION.

	A mineral resource estimate is based on information on the geology of the deposit and the continuity of mineralization. Assumptions concerning economic and operating conditions including cut-off grades and economic mining widths, based on factors typical for the type of deposit, may be used if these factors have not been specifically established for the deposit at the time of the mineral resource estimate.
	A mineral resource is categorised on the basis of the degree of confidence in the estimate of quantity and grade or quality of the deposit, as follows:
	Inferred Mineral Resource: Under CIM Standards, an Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.
	Indicated Mineral Resource: Under CIM Standards, an Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.
	Measured Mineral Resource: Under CIM Standards, a Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.
MMI (Mobile Metal Ion) Geochemistry	An advanced surface exploration technique for finding mineralized deposits using samples collected from the A horizon of soils.
Molybdenite	The primary ore of molybdenum with chemical composition MoS_2.
Oxide	A compound of oxygen with another element.
Oxide Ore	Metalliferous minerals altered by weathering and the action of surface waters, and converted, partly or wholly, into oxides, carbonates, or sulfates. These compounds are characteristic of metalliferous deposits at the surface and often to a considerable depth.

Polymetallic	A material made up of several metals.
Pseudomalachite	Malachite whose outward crystal form is that of another mineral species.
Pyrite	The most common and widely distributed sulfide mineral with composition FeS_2.
Refractory Ore	Ore that resists the action of chemical reagents in the normal treatment processes and which may require pressure leaching or other means to effect the full recovery of the valuable minerals.
Renierite	A sulfide mineral with contained copper, zinc and germanium. $(Cu,Zn)_{11}(Ge,As)_2Fe_4S_{16}$.
Solvent Extraction Electro-Winning (SX-EW)	A metallurgical technique, so far applied only to copper and copper-cobalt ores, in which metal is dissolved from the rock by organic solvents and recovered from solution by electrolysis.
Sphalerite	The most common zinc mineral with composition ZnS.
Stratiform	A mineralized deposit having the form of a layer, bed, or stratum; consisting of roughly parallel bands or sheets, such as a stratiform intrusion.
Sulfide	A mineral compound characterised by the linkage of sulfur with a metal or semimetal.
Sulfide Ore	Ore in which sulfide minerals predominate.
Tailings	Material rejected from a mill after the recoverable valuable materials have been extracted.
Tenorite	A copper oxide mineral with composition CuO.
Vein	A deposit of foreign minerals within a rock fracture or joint.

The financial statements and exhibits listed and referred to herein, are filed with this Annual Report on Form 20-F in the United States. This Annual Report is also filed in Canada as an Annual Information Form and the Canadian filing does not include the financial statements and exhibits listed herein. Canadian investors should refer to the annual financial statements of the Company at October 31, 2003 as filed with the applicable Canadian Securities regulators.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the Company's plans for the Kolwezi Tailings Project, the Kipushi Project, Angolan diamond exploration and Zambia base metals exploration**.** Any statements that express or involve discussions with respect to predictions, expectations, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements".

Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits, results of initial feasibility, prefeasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company's expectations, due to recovery, accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production, the potential for delays in exploration or development activities or the completion of feasibility studies, political risks involving operations in the Democratic Republic of Congo, Angola and Zambia, and the policies of other nations towards companies doing business in these jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses (including changes in taxes and royalties), commodity price fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties.

Statements concerning mineral reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of reserves, such statements reflect the conclusion, based on certain assumptions, that the mineral deposit may be economically exploitable.

Some of the important risks and uncertainties that could affect forward-looking statements as described further in this document under headings "Risk Factors", "Business Overview", "Property Plants and Equipment" and "Operating and Financial Review and Prospects". Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. The Company does not intend to update these forward-looking statements. Investors are cautioned against attributing undue certainty to forward-looking statements.

PART I

Item 1.   Identity of Directors, Senior Management and Advisers.

A.   Directors and Senior Management.

Not Applicable

B.   Advisers.

Not Applicable

C.   Auditors.

Not Applicable

Item 2.   Offer Statistics and Expected Timetable.

Not Applicable

Item 3.   Key Information.

A.   Selected Financial Data.

The following tables set forth and summarize selected consolidated financial data for the Company (stated in thousands of U.S. dollars, except numbers of shares and per share amounts), prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The tables also summarize certain corresponding information prepared in accordance United States generally accepted accounting principles ("U.S. GAAP"). Canadian GAAP, as applied to the Company, materially differs from U.S. GAAP, as set forth in Note 14 to the Consolidated Financial Statements of the Company.

The information in the tables was extracted from the more detailed financial statements of the Company for the years presented, which have been audited by KPMG LLP, Chartered Accountants.

The selected financial data should be read in conjunction with Item 5, "Operating and Financial Review and Prospects" and in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto contained elsewhere in this Annual Report. The Company's fiscal period ends on October 31 of each year.

The following is a summary of certain selected financial information for the Company's most recently completed fiscal year and for the Company's four preceding fiscal years.

Canadian GAAP

All in $1,000's except number of shares and per share amounts	**Audited (Fiscal year ended October 31)**				
	2003	**2002**	**2001**	**2000**	**1999**
Working capital (deficiency):	$ 18,629	$ 1,948	$ 5,376	$ 8,601	$ 11,846
Revenues:	$ -	$ -	$ -	$ -	$ -
Net earnings (loss):	$ (3,539)	$ (3,533)	$ (2,791)	$ (7,899)	$ (6,216)
Basic and diluted earnings (loss) per share:	$(0.10)	$ (0.11)	$(0.09)	$(0.25)	$(0.19)
Total assets:	$ 26,397	$ 7,180	$ 13,205	$ 18,830	$ 27,241
Net Assets	$ 25,469	$ 6,862	$ 10,395	$ 13,186	$ 21,076
Total Current Liabilities:	$ 927	$ 317	$ 1,657	$ 2,397	$ 2,243
Share capital	$ 59,294	$ 39,243	$ 39,243	$ 39,243	$ 39,234
Contributed Surplus	$ 2,095	$ -	$ -	$ -	$ -
Number of shares	62,044,820	32,132,820	32,197,355	32,197,355	32,182,355
Retained earnings (deficit):	$ (35,920)	$ (32,381)	$ (28,848)	$ (26,057)	$ (18,158)

Under Canadian GAAP applicable to junior mining exploration companies, mineral exploration expenditures are deferred on mineral properties under exploration or development until such time as it is determined that further exploration or development is not warranted, at which time the property costs are written-off. Under U.S. GAAP, all exploration expenditures are expensed until an independent feasibility study has determined that the property is capable of economic commercial production. The following information has been reconciled for U.S. GAAP. See Note 14 to the Consolidated Financial Statements of the Company.

All in $1,000's except number of shares and per share amounts	Audited (Fiscal year ended October 31)				
	2003	**2002**	**2001**	**2000**	**1999**
Working capital (deficiency):	$18,629	$ 1,948	$ 5,376	$ 8,601	$ 11,846
Revenues:	$-	$ -	$ -	$ -	$ -
Net earnings (loss):	$(4,442)	$ 2,318	$ (2,941)	$ (5,650)	$ (6,816)
Basic and diluted earnings (loss) per share:	$(0.12)	$(0.07)	$(0.09)	$(0.18)	$(0.24)
Total assets:	$19,582	$ 2,311	$ 7,121	$ 12,884	$ 19,047
Net Assets	$18,655	$ 1,993	$ 4,311	$ 7,240	$ 12,882
Total Current Liabilities:	$ 927	$ 317	$ 1,657	$ 2,397	$ 2,243
Share capital and Contributed Surplus	$62,147	$ 41,043	$ 41,043	$ 41,031	$ 41,022
Number of shares	62,044,820	32,132,820	32,197,355	32,197,355	32,182,355
Retained earnings (deficit):	$(43,492)	$ (39,050)	$ (36,731)	$ (33,791)	$ (28,140)

Except where otherwise indicated, all information extracted from or based on the Consolidated Financial Statements of the Company is presented in accordance with Canadian GAAP.

No dividends have been declared in any of the years presented above.

Exchange Rate Information

The Company's accounts are maintained in U.S. dollars. In this Annual Report, all dollar amounts are expressed in U.S. dollars except where otherwise indicated.

The following tables set forth, for the periods indicated, the high and low rates of exchange of Canadian dollars into United States dollars, the average of such exchange rates on the last day of each month during the periods, and the end of period rates. Such rates are shown as, or are derived from, the reciprocals of the noon buying rates in New York City for cable transfers payable in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York.

The high and low exchange rates for each month during the previous six months are as follows (Canadian dollars per United States $1.00):

Month	High	Low
March 2004	1.3080	1.3480
February 2004	1.3108	1.3442
January 2004	1.269	1.334
December 2003	1.2923	1.3405
November 2003	1.2973	1.3362
October 2003	1.3043	1.3481

The high, low, average and closing exchange rates for each of the Company's five previous fiscal years are as follows:

	Corporation's Fiscal Year Ended October 31				
	2003	**2002**	**2001**	**2000**	**1999**
High	1.3043	1.5108	1.4933	1.4350	1.4433
Low	1.5903	1.6128	1.5905	1.5311	1.5298
Average	1.4379	1.5718	1.5411	1.4771	1.4858
Period End	1.3195	1.5610	1.5905	1.5273	1.4720

On April 14, 2004, the exchange rate of Canadian dollars into United States dollars, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was U.S. $1.00 equals CDN$1.3445.

B.   Capitalization and Indebtedness.

Not Applicable

C.   Reasons for the Offer and Use of Proceeds.

Not Applicable

D.   Risk Factors.

The Company, and thus the securities of the Company, should be considered a highly speculative investment and investors should carefully consider all of the information disclosed in this Annual Report prior to making an investment in the Company. In addition to the other information presented in this Annual Report, the following risk factors should be given special consideration when evaluating an investment in any of the Company's securities.

Risks of Exploration and Development

The level of profitability of the Company in future years will depend to a great degree on cobalt, copper, zinc and diamond prices and whether any of the Company's exploration stage properties can be brought into production. The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. It is impossible to ensure that the current and future exploration programs and or feasibility studies on the Company's existing mineral properties will establish reserves. Whether an ore body or a tailings deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which cannot be predicted and which have been highly volatile in the past; mining, processing and transportation costs; perceived levels of political risk and the willingness of lenders and investors to provide project financing; and governmental regulations, including, without limitation, regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting materials, foreign exchange, environmental protection and reclamation and closure obligations. The effect of these factors cannot be accurately predicted, but the combination of these factors may cause a mineral deposit that has been mined profitably in the past, such as the Kipushi zinc-copper mine, to become unprofitable. The Company is subject to the risks normally encountered in the mining industry, such as unusual or unexpected geological formations as well as political and economic risks associated with developing nations. The Company may be subject to liability for pollution or against other hazards against which it cannot insure or against which it may elect not to insure.

The development of mineral properties is affected by many factors, some of which are: the cost of operations; variations in the grade of ore; fluctuations in metal markets; costs of extraction and processing equipment; and government regulations, including without limitation, regulations relating to taxes, royalties, allowable production, importing and exporting of minerals, foreign exchange and environmental protection. Depending on the price of minerals, the Company may determine that it is impractical to commence or, if commenced, continue commercial production.

Dependence on Management

The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of its management including Timothy Read, President and Chief Executive Officer; Bernard Pryor, Chief Operating Officer; and Thomas David Button, Chief Financial Officer. Investors must be willing to rely to a significant extent on their discretion and judgement. The Company maintains key employee insurance on its President and Chief Executive Officer, only.

Dependence on Consultants and Engineers

The Company has relied and may continue to rely upon consultants, engineers and others for exploration expertise and intends to rely on consultants for development, construction and operating expertise. Substantial expenditures are required to construct mines, to establish ore reserves through drilling, to carry out environmental and social impact assessments, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the exploration infrastructure at any site chosen for exploration. No assurance can be given that minerals will be extracted or discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis.

Volatility of Metal and Mineral Prices

The economics of developing metal and mineral properties are affected by many factors including, without limitation, the cost of operations, variations in the grade of ore or resource mined and the price of such resources. Depending on the price of cobalt, copper, zinc, diamonds or other resources, the Company may determine that it is impractical to commence or continue commercial production. The prices of cobalt, copper, zinc, diamonds and other resources have fluctuated in recent years.

Since the Company's properties are cobalt, copper, zinc and diamond prospects, the prices of these minerals significantly affect the Company's ability to explore and develop its properties, and to obtain financing and its future prospects generally.

The prices of cobalt, copper and other metals and minerals are affected by several factors beyond the control of the Company, including, without limitation, international economic and political trends, expectations of inflation, interest rates and global or regional consumption patterns, speculative activities, increased production due to improved mining and production methods, and changes in primary production capacity and utilization and in the recycling of secondary material. There can be no assurance that the prices of cobalt, copper and other metals and minerals will remain stable or that such prices will be at levels that will make it feasible to continue the Company's exploration activities, or, if applicable, begin development of its properties or commence or, if commenced, continue commercial production.

Regulatory Requirements

The Company's exploration operations are affected to varying degrees by government regulations, including, without limitation, regulations relating to mining operations, the acquisition of land, pollution control and environmental protection, safety, production and expropriation of property. Changes in these regulations or in their application are beyond the control of the Company and may adversely affect its operations, business and results of operations. Failure to comply with the conditions set out in any permit or failure to comply with the applicable statutes and regulations, may result in orders to cease or curtail operations or to install additional equipment. The Company may be required to compensate those suffering loss or damage by reason of its exploration activities.

Country Risks

Mineral exploration and mining in certain countries may be affected in varying degrees by political stability and government regulations relating to the mining industry and foreign investment. There can be no assurance that any of the governments of the countries in which the Company has properties will not institute regulatory policies that adversely affect the exploration and development (if any) of the Company's properties. Any changes in regulations or shifts in political conditions in these countries are beyond the control of the Company and may adversely affect its business. Investors should assess the political and regulatory risks related to the Company's foreign country investments.

Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, foreign exchange controls, import controls, income and other taxes, royalties, expropriation of property, environmental legislation and mine safety.

Two of the Company's principal properties are located in the Democratic Republic of Congo ("DRC"). The DRC has specific risks that may adversely affect the Company's business and results of operations. In the past, the political, military and economic environment in the DRC has been unstable. There can be no assurance that the political, military or economic environment in the DRC will remain stable. In addition, the terms of agreement on the Kipushi joint venture with La Générale des Carrières et des Mines ("Gécamines") have yet to be negotiated and DRC Governmental approvals, which the Company cannot guarantee will be forthcoming, have yet to be obtained.

The Company also has exploration projects in Angola. Owing to civil unrest, the Company was not afforded sustained access to its Luremo Mining Licence and its Cuango International Prospecting Licence areas, and the terms of the Company's agreements accordingly had not commenced by December 1999. At that time, the Angolan Government passed new legislation that stated the maximum size of licences, following which the Company's wholly owned subsidiary IDAS Resources NV ("IDAS") entered into negotiations for the reconfiguration of new licence areas in accordance with the new law. During the fiscal year ended October 31, 2001, two new licences (the Cuango Floodplain Prospecting Licence, and the Camutue Exploitation Licence) were awarded to Empresa Nacional De Diamantes De Angola E.P. ("Endiama"), the Angola state mining company, with the rights to explore and exploit the licences to be exercised in a joint venture between Endiama and IDAS. The new licence areas cover 2,936 square kilometres, being less than 10% of the original total area but retaining all the original Cuango river valley and floodplain territory. IDAS has signed a Heads of Agreement with Endiama and another entity regarding the ownership structure and other obligations of the parties in the joint venture for the two licences, and is currently in negotiation to finalize shareholder and operative agreements. The Joint Venture Agreement will require approval from the Angolan Council of Ministers, which the Company cannot guarantee will be forthcoming.

In addition, a prolonged period of civil unrest and brutal civil wars in Angola has only recently ended. The diamond industry in Angola was subject to criticism for allegedly funding and prolonging the strife in Angola, and some potential purchasers of diamonds implemented sourcing policy and supplier standards restricting the purchase of diamonds from Angola. Any continuation or re-imposition of such a policy may have a material affect on the Company's Angola projects and operations.

Transportation infrastructure and service infrastructure in the DRC and Angola are sub-standard. The transportation of equipment and supplies into, and the transportation of resources out of, these countries may be subject to delays. Furthermore, equipment and supplies for, and production from, the Company's projects in the DRC will probably transit through other countries, such as Zambia and Zimbabwe, and accordingly be reliant on the infrastructure and political stability of such countries.

Title Matters

Acquisition of title to mineral properties is a very detailed and time-consuming process. The Company believes it has investigated title to all of its mineral claims and, to the best of its knowledge, titles to all properties are in good standing. This should not be construed as a guarantee of title and there is no guarantee that title to such properties will not be challenged or impugned. The properties may have been acquired in error from parties who did not possess transferable title, may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. Moreover, the Company has yet to learn whether its application to extend the licence in respect of part of the Solwezi property in Zambia beyond the former expiry date of 28th January 2004, has been successful.

Environmental and other Regulatory Requirements

In connection with its operations and properties, the Company is subject to extensive and changing environmental legislation, regulation and actions. The Company cannot predict what environmental legislation, regulation or policy will be enacted or adopted in the future or how future laws and regulations will be administered or interpreted. The recent trend in environmental legislation and regulation generally is toward stricter standards and this trend is likely to continue in the future. This recent trend includes, without limitation, laws and regulations relating to air and water quality, mine reclamation, waste handling and disposal, the protection of certain species and the preservation of certain lands. These regulations may require the acquisition of permits or other authorizations for certain activities. These laws and regulations may also limit or prohibit activities on certain lands. Compliance with more stringent laws and regulations, as well as potentially more vigorous enforcement policies or stricter interpretation of existing laws, may necessitate significant capital outlays, may materially affect the Company's results of operations and business, or may cause material changes or delays in the Company's intended activities.

The Company's operations may require additional analysis in the future including environmental impact and other related studies. There can be no assurance that the Company will be able to obtain or maintain all necessary permits that may be required to continue its operation or its exploration of its properties or, if feasible, to commence development, construction or operation of mining facilities at such properties on terms which enable operations to be conducted at economically justifiable costs.

To the best of the Company's knowledge, the Company is operating in compliance with all applicable environmental regulations. See "Note Regarding Forward-Looking Statements." The Company currently is not insured against environmental liabilities.

No Known Reserves; Uncertainty of Mineral Resource Estimates

The Company has no mineral producing properties at this time. Only those mineral deposits that the Company can economically and legally extract or produce, based on a comprehensive evaluation of cost, grade, recovery and other factors, are considered "resources" or "reserves." The Company has not defined or delineated any proven or probable reserves or resources on any of its properties. Although the mineralized material and mineralized deposit estimates included herein have been carefully prepared by the Company, or, in some instances have been prepared, reviewed or verified by independent mining experts, these amounts are estimates only and no assurance can be given that any particular level of recovery of cobalt, copper, zinc or other minerals from mineralized material will in fact be realized or that an identified mineralized deposit will ever qualify as a commercially mineable (or viable) reserve.

Although the Company has assessed the mineral resource estimates presented herein and believes that the methods used to estimate such mineral resources are appropriate, such figures are estimates. As well, estimates of mineral resources are inherently imprecise and depend to some extent on statistical inferences drawn from limited drilling, which may prove unreliable. Furthermore, no assurances can be given that the indicated level of recovery of minerals will be realized. Fluctuations in the market prices of minerals may render reserves and deposits containing relatively lower grades of mineralization uneconomic. Moreover, short-term operating factors relating to mineral resources, such as the need for orderly development of the deposits or the processing of new or different grades, may cause mining operations to be unprofitable in any particular period. Material changes in mineralized material, grades or recovery rates may affect the economic viability of projects. See "Note Regarding Forward-looking Statements."

The terms "mineral reserve", "proven mineral reserve", and "probable mineral reserve" used in this Annual Report are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM standards on mineral resources and mineral reserves definitions and guidelines adopted by the CIM council on August 20, 2000. In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the reserve determination is made.

The Company advises U.S. investors that while the terms "Measured resources" and "Indicated resources" are recognized and required by Canadian regulations, the U.S. Securities and Exchange commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Competition

The Company's business is intensely competitive, and the Company competes with other mining companies, many of which have greater resources and experience. Competition in the mining industry is primarily for mineral rich properties which can be developed and produce economically; the technical expertise to find, develop, and produce from such properties; the labor to operate the properties; the capital for the purpose of financing development of such properties; and arrangements for marketing, particularly in the case of products not traded on terminal markets. Many competitors not only explore for and mine metals and minerals, but also conduct refining and marketing operations on a world-wide basis and some of these companies have much greater financial and technical resources than the Company. Such competition may result in the Company being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop its properties. The Company's inability to compete with other mining companies for these mineral deposits could have a material adverse effect on the Company's results of operation and business.

Conflicts of Interest

Certain of the directors and officers of the Company are also directors and/or officers of other natural resource companies and companies providing services to the Company. Accordingly, these persons have interests which may be in conflict with the interests of the Company. (See "Item 6 - Directors, Senior Management and Employees").

The Company's directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and service companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms regarding the extent of such participation. If such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of the Yukon Territory, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Uninsured Risks

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including, without limitation, rock bursts, cave-ins, fire, flooding and earthquakes may occur. It is not always possible to insure fully against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such events occur, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.

History of Losses

The Company is a mineral exploration company without operations and has historically incurred losses, including a net loss of $3,538,579 for the year ended October 31, 2003 and $3,533,074 for the year ended October 31, 2002. As at October 31, 2003, the Company had a cumulative deficit of $35,919,667.

To-date, the Company has not recorded any revenues from its mining operations nor has the Company commenced commercial production on any of its properties. The Company does not expect to receive revenues from operations in the foreseeable future, if at all. The Company expects to continue to incur losses unless and until such time as properties enter into commercial production and generate sufficient revenues to fund its continuing operations. The development of the Company's properties will require the commitment of substantial resources to conduct the time-consuming exploration and development of properties. The amounts and timing of expenditures will depend on the progress of on-going exploration, assessment, and development, the results of consultants' analyses and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, the Company's acquisition of additional properties and other factors, many of which are beyond the Company's control. There can be no assurance that the Company will generate any revenues or achieve profitability.

Inability to Meet Cost Contribution Requirements

The Company may, in the future, be unable to meet its share of costs incurred under agreements to which it is a party and the Company may as a result be subject to loss of its rights to acquire interests in the properties subject to such agreements.

Requirements for and Uncertainty of Access to Additional Capital

As of October 31, 2003, the Company had cash and cash equivalents of approximately $19,267,489. Working capital at October 31, 2003 was $18,629,220. The Company will continue to incur exploration and assessment costs and intends to fund its plan of operations from working capital. In the future, the Company's ability to continue its exploration, assessment, and development activities depends in part on the Company's ability to commence operations and generate revenues or to obtain financing through joint ventures, debt financing, equity financing, production sharing arrangements or some combination of these or other means. There can be no assurance that option arrangements (such as that with the IFC and IDC in respect of the Kolwezi Tailings Project), will be exercised and the associated funding obtained.

There can be no assurance that the Company will commence operations and generate sufficient revenues to meet its obligations as they become due or will obtain necessary financing on acceptable terms, if at all. The failure of the Company to meet its on-going obligations on a timely basis could result in the loss or substantial dilution of the Company's interests (as existing or as proposed to be acquired) in its properties. In addition, should the Company incur significant losses in future periods, it may be unable to continue as a going concern, and realization of assets and settlement of liabilities in other than the normal course of business may be at amounts significantly different from those in the financial statements included in this Annual Report.

Financing Risks

The Company's current operations do not generate any cash flow. Work on the Company's principal properties may require additional equity financing. If the Company seeks funding from existing or new joint venture partners, its project interests will be diluted. If the Company seeks additional equity financing, the issuance of additional shares will dilute the current interests of the Company's current shareholders. Although the Company has raised funds in recent years through share and warrant issuances, there is no assurance that additional funding will, at such future time, be available to allow the Company to fulfil its obligations on existing exploration properties. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration, assessment, or development and the possible, partial or total loss of the Company's potential interest in certain properties or the dilution of the Company's interests in certain properties.

<u>Dilution</u>

As at October 31, 2003, there were options outstanding to purchase, in the aggregate, 2,931,000 Common Shares and share purchase warrants outstanding entitling the holders to purchase, in the aggregate, 9,758,436 Common Shares. Such options and warrants, if fully exercised, would constitute approximately 17.0% of the Company's resulting share capital. Additionally, terms and conditions connected to certain of the warrants contain anti-dilution provisions, which provide for the issuance of additional warrants to the holders on the exercise of options and warrants outstanding. Accordingly, as at October 31, 2003, up to a further 332,304 warrants were contingently issuable by the Company, providing for further dilution   The exercise of such options or warrants and the subsequent resale of such Common Shares in the public market could aversely affect the prevailing market price and the Company's ability to raise equity capital in the future at a time and price which it deems appropriate. The Company may also enter into commitments in the future which would require the issuance of additional Common Shares and the Company may grant additional share purchase warrants and stock options. Any share issuances from the Company's treasury will result in immediate dilution to existing shareholders.

<u>Dividends</u>

The Company has not paid dividends in the past and does not anticipate paying dividends in the near future. For additional particulars reference should be made to "Item 8A - Financial Information - Consolidated Statements and Other Financial Information".

Item 4.   Information on the Company.

A.   History and Development of the Company.

The Company was incorporated by registration of its memorandum and articles under the *Company Act* (British Columbia) on November 16, 1979 under the name "Black Pearl Petroleums Ltd." The Company changed its name from "Black Pearl Petroleums Ltd." to "Signet Resources Inc." on August 2, 1983, to "New Signet Resources Inc." on March 11, 1987, to "Amir Ventures Corp." on June 29, 1993 and to "America Mineral Fields Inc." on August 8, 1995. On August 11, 1995, the Company was continued under the laws of Yukon Territory by articles of continuance.

The Company's head and principal office is located at St. George's House, 15 Hanover Square, London, England W1S 1HS (telephone 011-44-20-7355-3552).

The Company's registered and records office is Suite 300 – 204 Black Street, Whitehorse, Yukon, Y1A 2M9 and its address for service in British Columbia is care of its solicitors, MacNeill Law, Suite 950 – 1055 West Georgia Street, Vancouver, B.C., V6E 3P3. The Company also maintains an office in Lubumbashi, Democratic Republic of Congo.

The Company is a mineral resource company with exploration stage properties, which means that the Company is engaged in the search for mineral deposits and that the properties are not in development or production. In late 1994, the Company commenced negotiations with Gondwana Investments Ltd. ("Gondwana") to acquire 49.4% of the issued common shares and 100% of the issued preferred shares of Rio Quilombo Mineracao S/A, a Brazilian company which owned diamond properties in Brazil. These transactions concluded in April 1995 and resulted in Gondwana becoming the principal shareholder of the Company.

During 1995 through 1997 fiscal years, the Company acquired interests in additional properties in Brazil and entered into preliminary agreements to acquire interests in properties in Zambia and the DRC.

During 1998, the Company negotiated and entered into agreements relating to the Kolwezi Tailings Project in the DRC and acquired additional properties in Norway and Finland and an interest in a diamond exploration company in Russia. During 1998, the Company entered into a joint venture agreement with Anglo American Corporation of South Africa Limited ("AAC") to bid to develop the Kolwezi Tailings Project. Congo Mineral Developments Limited ("CMD") was the vehicle for the joint venture, and was initially owned 50% by the Company and 50% by AAC.

In October of 1999, the Company issued 3,550,000 units to Umicore S.A. (formerly Union Minière S.A.) ("Umicore") at a price of CDN$2.70 per unit for gross proceeds of $6,510,218 (CDN$9,585,000). Each unit consisted of one Common Share and one warrant. Each warrant may be exercised by the holder at any time up to October 4, 2004 into one Common Share of the Company by payment of CDN$3.50 per share.

During the fiscal year ended October 31, 2000, the Company entered into an option agreement (the "Zincor Option Agreement") with the Zinc Corporation of South Africa Limited ("Zincor"), a wholly owned subsidiary of Kumba Resources Limited. (Zincor has since been renamed Kumba Base Metals Limited.) Pursuant to the Zincor Option Agreement, Zincor was granted an option to elect to earn up to a 50% interest in AMFI's (as hereinafter defined) interest in the Kipushi Project.

In July 2000, the Company entered into an option agreement (the "Chapada Option Agreement") with Chapada Minerals Limited ("CML"), whereby CML paid fees of $25,000 for the grant of an option to purchase the Company's land and mineral rights interests to the Chapada property for $1,000,000. The option pursuant to the Chapada Option Agreement was for a period of twelve months from the date of the issuance of a trial mining permit by the Brazilian Department of Mines ("DNPM"). The DNPM refused to issue a trial mining permit for the property because the property was already in an advanced stage of permitting. The Option Agreement subsequently expired during the fiscal year ended October 31, 2001.

During the fiscal year ended October 31, 2001, following the performance of due diligence, Zincor exercised its option relating to the Kipushi Project. Zincor (since renamed Kumba Base Metals Limited) may now earn up to a 50% interest in AMFI's interest in the Kipushi Project by matching the Company's direct expenditures on the Kipushi Project (not to exceed $3,500,000). On execution of the option, Zincor deposited the option fee of $100,000 into a joint account with the fee to be used to meet expenses incurred in negotiating commercial agreements between the Company, Zincor and Gécamines.

In May 2001, the Company entered into a formal agreement with Chapada Brasil Mineracao Limitada ("CBML") and Chapada Diamonds plc ("CDP") whereby the Company sold to CBML, the land and mineral rights interests to the Company's Chapada property for $550,000, to be paid in stages on and after the completion date of May 28, 2001. The Company received $275,000 of the consideration during each of the fiscal years ended October 31, 2001 and 2002.

On January 30, 2002, the Company entered into a joint venture agreement (the "Zincor JV Agreement") with Zincor. The vehicle for the joint venture will be Zincongo Limited. The Zincor JV Agreement formalizes the relationship between the Company and Zincor, and grants Zincor (since renamed Kumba Base Metals Limited) the right to earn up to a 50% shareholding in Zincongo by funding $3,500,000 of expenditure on the Kipushi Project.

Effective May 31, 2002, the Company entered into a purchase and sale agreement with AAC and acquired the remaining 50% share interest in CMD from AAC that it did not already own. AAC received 50% of the net working capital of CMD ($1,609,168) and the Company assumed AAC's $2,000,000 debt owed to CMD.

In April 2002, IDAS entered into a Heads of Agreement with Endiama and Twins Ltd. ("Twins"), a company representing private sector Angolan interests. The Heads of Agreement governs the ownership, the structure and the other obligations of these parties in the joint venture they will form to exercise the rights of exploration and exploitation of the two licences in Angola. These include the formation of a new company ("Luminas") to exercise these rights in which IDAS is to own 51% of the share capital for the period of time that any loans to Luminas by IDAS remain outstanding. Endiama will own 38% and Twins 11% of Luminas' share capital. The financing of the project is to be undertaken by IDAS. Once the loans have been repaid in full, IDAS is to own 49%, Endiama 38% and Twins 13%. IDAS has verbally agreed, and is in the course of formalizing, arrangements with Twins to ensure IDAS' continued voting control of Luminas. The Heads of Agreement, and a subsequent agreement entered into by the parties in December 2002, set out the repayment terms of the loans from cash flows, and call for a minimum investment of $1,500,000 by IDAS for each of the two licences. IDAS will pay 10% of its dividends to Endiama during the first eighteen months of production. The board of directors of Luminas is to be comprised of five members, three of whom will be nominated by IDAS. The parties are now finalizing the text, which will require Angolan government approval, of a more detailed Prospecting Contract and Mining Contract for the respective licences, and also finalizing the articles of association of Luminas. Collectively, these instruments will govern the project. In these finalization discussions it has been verbally agreed that the board of directors of Luminas will be comprised of four members, of whom two will be nominated by IDAS, one by Twins and one by Endiama, and that IDAS plans to invest up to $5,000,000 in respect of the prospecting licence during the first five years.

In February 2003, the Company agreed heads of terms with the International Finance Corporation ("IFC") and the Industrial Development Corporation of South Africa Limited ("IDC"). This agreement provides a framework whereby each of the agencies will have an option to acquire up to 10% of the Kolwezi Project from the Company on a farm-in basis at a price related to the accumulated expenditures of the Company and its affiliates up to the time of the exercise of the option. The Company has granted each of the IFC and the IDC a warrant to purchase 823,918 common shares of the Company at a price of CDN$0.75 per share at any time until February 12, 2008. The number of shares that may be purchased under each of the warrants has to date increased by 3,487 as a result of share purchase entitlements existing at February 12, 2003 that have since been exercised, and each may be increased further by a maximum 161,536 common shares assuming all share purchase entitlements existing at February 12, 2003 that remain outstanding as at March 1, 2004, are exercised in full.

In May 2003, the Company completed the placement of 4,000,000 units at a price of CDN$0.45 each, for gross proceeds of CDN$1,800,000. Each unit comprised one common share and a warrant to purchase one additional common share at a price of CDN$0.75 each. 2,275,000 of the warrants were exercised during calendar 2003, and the remaining 1,725,000 were exercised in January 2004 following the Company's invoking of an accelerated expiry period provision.

In September 2003, the Company completed an equity financing consisting of 25,212,000 common shares in the capital of the Company at a price of CDN$1.10 per common share (or £0.50 per common share in the United Kingdom and other European jurisdictions) and applied to list the Company's share capital on the Alternative Investment Market ("AIM") of the London Stock Exchange plc. The equity financing closed and the Company received net proceeds of $18,470,503. As part of the equity financing, the Company issued broker warrants to purchase an additional 1,260,600 common shares at a price of CDN$1.10 per common share exercisable until September 25, 2004. By March 2, 2004, all of the broker warrants to purchase common shares had been exercised.

In November 2003, the Company, the Government of the DRC ("GDRC"), and Gécamines initialled a Contract of Association ("CoA") governing the Kolwezi Project and the ownership and management of Kingamyambo Musonoi Tailings S.A.R.L. ("KMT"), the company to be incorporated in the Democratic

Republic of Congo to own the mining title to the tailings and develop the Project. Under the CoA, the Company is to own 82.5% of KMT, and Gécamines and GDRC are to own 12.5% and 5.0% respectively. KMT will pay Gécamines $15,000,000 as consideration for the Tailings Exploitation Rights ("TER"): $5,000,000 at the time of the transfer to KMT of the TER, and $10,000,000 following the completion of all financing arrangements for the Kolwezi Project. The $15,000,000 is to be provided to KMT by the Company and by IFC and/or IDC (and/or potentially by other participating parties) based on their respective pro rata ownership of the Project excluding Gécamines and GDRC's percentage ownership. Gécamines is to receive an annual dividend of the greater of its ordinary dividend and 2.5% of free cash flow (as defined) for each year from start-up until senior debt and subordinated loans have been fully reimbursed. Thereafter, Gécamines will be entitled to an annual dividend based on 10% of the average price realized for cobalt sold in a year in excess of $10.00 (adjusted for inflation) per pound in addition to any ordinary dividend received by Gécamines, providing that ordinary dividends are paid in such year. The Company and the participating parties are to complete feasibility studies, carry out an environmental impact study, draw up an environmental management plan and obtain commitments for financing the Kolwezi Project, within three years and six months from the transfer date of the TER. On March 23, 2004, the CoA was executed by the Company, the GDRC and Gécamines.

In January 2004, the Company completed a private placement of 3,500,000 common shares in Europe at a price of CDN$1.60 per share, and received gross proceeds of CDN$5,600,000.

The Company is a reporting issuer in British Columbia, Alberta and Ontario, Canada, and has been a reporting issuer under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act") since November 26, 1997. The Class "A" Common shares without par value in the capital of the Company (the "Common Shares") are listed on The Toronto Stock Exchange (the "TSX") under the symbol "AMZ". On September 18, 1998, the Company delisted its Common Shares from the Vancouver Stock Exchange. On September 25, 2003, the Company's shares were listed for trading on the Alternative Investment Market of the London Stock Exchange (the "AIM") under the symbol "AMF". For further particulars, reference is made to "Item 9 – The Offer and Listing".

B.   Business Overview.

The Company is in the business of acquiring, exploring and developing mineral resource properties. The Company currently has interests in properties located in the DRC, Angola and Zambia. Details of the properties are set forth below. The target metals and precious minerals for which the Company is exploring are cobalt, copper, zinc and diamonds. The Company's principal mineral property interests are the joint venture interest in a cobalt and copper tailings re-treatment project (the "Kolwezi Tailings Project") located 25 kilometres outside the town of Kolwezi, situated in the copper belt region of the DRC, and an exclusive option to submit a proposal for redevelopment of the Kipushi zinc-copper mine (the "Kipushi Project") located near the town of Kipushi, adjacent to the border of Zambia about 30 km west of Lubumbashi within the DRC. Another mineral property interest of the Company is a 100% interest in the Solwezi prospecting licence, which covers an area of approximately 950 square kilometres located in Zambia adjacent to the international border of the DRC and contiguous with the Kipushi Project. This licence expired on January 28, 2004. The Company has applied to extend the licence in respect of approximately 441 square kilometres, however at the time of this Annual Report, the Company has not been advised of the status of this application. The Company also has mineral property interests in Angola, comprising two licences awarded to Endiama (one being a prospecting licence covering an area of approximately 2,690 square kilometres in the Cuango River floodplain, and the other being an exploitation licence covering an adjacent area of approximately 246 square kilometres north of Cafunfo, with both licences being in the Provinces of Luanda-Norte and Malange) for which the respective exploration and exploitation rights are to be exercised in a joint venture between the Company and Endiama

Although a resource as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM standards (the term resource not being a defined term under United States standards) has been identified on certain of the Company's properties, the necessary work to demonstrate that these resources are economically recoverable has yet to be conducted. (It is anticipated that the bankable feasibility study on the Kolwezi Tailings Project will be completed during fiscal 2005.) Until a bankable feasibility study is completed on the Kolwezi and Kipushi projects, there is no assurance that any of the deposits categorized as resources will be converted to reserves.

<u>**Plan of Operations for Fiscal Year 2004**</u>

The Company has not received revenue from operations during each of the three fiscal years immediately prior to filing of the Annual Report. The Plan of Operation for the Company for the fiscal year ending October 31, 2004 involves the following with regard to the existing projects:

Kolwezi Tailings Project, DRC.

In fiscal year 2000, the principal technical focus at the Kolwezi Tailings Project was on the development of an efficient flow-sheet design to produce London Metal Exchange ("LME") "Grade A" copper and 99.8% cobalt cathode. To this end, CMD commissioned a pilot plant to determine the most suitable flow-sheet, judged by the criteria of product quality, cost effectiveness and operational robustness. By the year-end, the copper flow-sheet had been selected and the optimisation of impurity removal in the cobalt flow-sheet was being finalised.

Following completion of the pilot plant program during fiscal year 2001, CMD now considers that the tested flowsheet provides a flexible and robust method with a high degree of confidence on which to proceed with design criteria. See "Note Regarding Forward-Looking Statements."

During fiscal years 2002 and 2003, work continued on the environmental baseline study and an Environmental Audit and Scoping Study ("EASS") was carried out. The EASS constituted the first stage of the Environmental and Social Impact Assessment ("ESIA") that will be prepared for the Kolwezi Tailings Project. A definitive feasibility study program has been prepared, and invitations to tender were sent out immediately following the execution of the CoA in March 2004. Once the Tailings Exploitation Rights have been transferred to KMT, work will start on preparing the remaining stages of the ESIA and an Environmental Management Plan for the Kolwezi Tailings Project. It is anticipated that all of these will be completed by the middle of fiscal year 2005. The Company also anticipates selecting a financial advisor and considering potential technical co-investors for the Kolwezi Tailings Project during fiscal year 2004. In view of the amount of work already carried out, it is planned to hold discussions with potential project financiers, product off-takers and risk insurers contemporaneously with the preparation of the feasibility study.

The Company anticipates expenditures on the Kolwezi Tailings Project work programmes for fiscal year 2004 will be approximately $5 million, which will be funded from existing resources.

Kipushi Project, DRC

The Company concluded an agreement with Zincor in August 2000, granting this South African zinc producer the right to elect to earn a 50% interest in the Company's interest in this zinc project by matching the Company's direct expenditures on the project to date which amounted to approximately $3.5 million.

Zincor used the option period to appraise the Kipushi Project technically and financially and to determine a scale of economic operation, which would generate an attractive return yet minimise capital expenditures. It was concluded that an initial "mini project" (Phase 1) could be economic with an annual production of concentrate containing approximately 30-50,000 tonnes of zinc. In December 2000, Zincor gave notice of its intention to exercise its option.

In January 2002, the Company and Zincor entered into the Zincor JV Agreement. The vehicle for the joint venture will be Zincongo Limited. The Zincor JV Agreement formalizes the relationship between the Company and Zincor, and grants Zincor (Zincor has since been renamed Kumba Base Metals Limited ("Kumba Base Metals")) the right to earn up to a 50% shareholding in Zincongo by funding $3,500,000 of expenditures on the Kipushi Project

During fiscal year 2003, work was carried out on environmental aspects of the Kipushi Project, and the Company and Zincongo proposed various revisions to the original framework agreement with Gécamines, covering such issues as equity ownership, project finance and dividend distributions, and reflecting the introduction of the DRC's new mining code. It was mutually agreed, however, that priority should be given to finalising the Kolwezi Contract of Association. Now that this has been achieved, it has been agreed that negotiations on the proposed revisions to the Kipushi Framework Agreement will recommence in the 2nd quarter of fiscal year 2004. Once agreement on these revisions has been reached and necessary DRC Governmental approvals have been obtained, the Company anticipates that the feasibility study will commence. Assuming a favourable outcome to this study and the availability of finance on acceptable terms, the Kipushi Project is expected to proceed. See "Note Regarding Forward-Looking Statements."

The cost of the feasibility study is currently anticipated to be less than the $3.2 million remaining to be subscribed by Kumba under the Zincor JV Agreement, and accordingly the Company's budget assumes all expenditure on the feasibility study during fiscal year 2004 will be funded from Kumba Base Metals' contributions towards earning a 50% shareholding in Zincongo.

Angola

Throughout 2000, the Company worked to negotiate a new diamond exploration licence with the Angolan government, in accordance with the new provisions for the issue of licences, published by the government in December 1999. By the time of the Company's October 31, 2000 financial year-end, little headway had been achieved. In consequence, the Company decided to reduce its in-country presence, write down its investment in Angola to $1, and budget for only minimum expenditures in Angola during fiscal year 2001.

In December 2000, a new licence was successfully negotiated for almost 3,000 square kilometres covering a geographical area similar to the previous Luremo licence. In October 2001, the Company received official confirmation of two licences awarded to Endiama (the Angolan state diamond company) with the licence rights to be exercised through a joint venture of the Company and Endiama. Both licences are in the Provinces of Luanda-Norte and Malange: one being a prospecting licence ("Cuango River Floodplain") covering an area of approximately 2,690 square kilometres in the Cuango River floodplain, and the other being an exploitation licence ("Camutue") covering an adjacent area of approximately 246 square kilometres north of Cafunfo.

Following the cessation of hostilities in Angola during fiscal year 2002, it became possible for the Company's representatives once again to have access to the Company's licence areas, and shortly before the end of the 2002 fiscal year a preliminary visit was made. In August 2002, Heads of Agreement were signed by the Company's wholly owned subsidiary IDAS with the Angolan state diamond company

Endiama, and these Heads of Agreement were later ratified by the Angolan Council of Ministers. During fiscal year 2002, all available data from previous operations and reports were input into a Geographical Information System by ACA Howe Consultants (UK) in order to identify targets for further evaluation and potential areas to mine as well as the extent to which these deposits have been depleted by artisanal mining over the years.

Negotiation of comprehensive agreements to define the governance of the joint venture continued throughout fiscal year 2003 and remain on-going. Once these agreements have been successfully finalised and have received the necessary Angolan government approvals, it is envisaged that work will commence during fiscal year 2004 on both evaluation of the Camutue exploitation licence area and preliminary exploration of the Cuango River Floodplain prospecting licence area. See "Note Regarding Forward-Looking Statements."

The Company anticipates expenditures on its Angolan work programmes during fiscal year 2004 will be approximately $1.4 million, which will be funded from its existing resources.

Zambia

In the first half of 2000, the Company undertook a reverse-circulation drilling programme on the Katwishi copper-zinc prospect in the Solwezi area. This programme was successfully completed following geochemistry evaluation using MMI techniques, which identified 6 highly prospective targets. Drilling identified mineralisation in most of the intersections but none at an economic grade.

Under the Company's Joint Venture with Zincor on the immediately adjoining Kipushi Project in the DRC, Zincor has an option to become involved in any development by the Company of the Solwezi licence area. As yet, there have been no discussions with Zincor regarding possible joint exploration work and, pending such discussions, the Company does not plan to undertake separate exploration work. Reflecting the lack of activity, at the end of fiscal year 2002 the Company reduced the carrying value of the Solwezi property to $1 in accordance with Canadian GAAP. The licence for Solwezi expired on January 28, 2004, and the Company has yet to hear whether its application to extend the licence in respect of part of the property has been successful.

Government Regulation

The Company's principal property interests are located in the DRC. The Company also has property interests in Angola and has applied to renew part of its property interest in Zambia. The Company did not conduct any exploration in any of these countries during the most recently completed fiscal year. Mining operations in such countries are subject to government regulation under which operations may be affected in varying degrees.

Exploration and mining operations in most countries are subject to government regulation. Each of the Company's projects will only go ahead if the applicable framework conditions (including government regulations) are judged to result in financeable projects and to yield acceptable returns for the risks involved (Many other factors are also involved see Section 3D - Risk Factors).

The Company's exploration operations and its projects to develop mineral properties are affected by government regulations, including, without limitation, regulations relating to mining operations, the acquisition of land, taxes, royalties, allowable production, importing and exporting of minerals, pollution control and environmental protection, reclamation and closure obligations, safety, production, expropriation of property, and foreign investment. Changes in these regulations or in their application are beyond the control of the Company and may adversely affect its operations, business and results of operations.

Operations may be affected in varying degrees by government regulations, including, without limitation, regulations with respect to restrictions on production, price controls, export controls, foreign exchange controls, import controls, income and other taxes, expropriation of property, environmental legislation and mine safety. In the DRC, these are detailed in a new Mining Code that took effect in early 2003.

Revisions to the Framework Agreement on the Kipushi joint venture with Gécamines have yet to be negotiated including taking cognisance of Kumba Base Metals' involvement and of the DRC's new mining code. GDRC approval of the revisions to the Framework Agreement will be necessary.

The Company has exercise rights on exploration properties in Angola. In December 2000, the Company agreed to relinquish the Luremo Mining Licence and the Cuango International Prospecting Licence, and to accept a new exploration licence covering 3,000 square kilometres in area roughly corresponding to the old Luremo area. In October 2001, the Company received official confirmation of two licences awarded to Endiama (the Angolan state diamond company), with the licence rights to be exercised through a joint venture of the Company and Endiama. Both licences are in the Provinces of Luanda-Norte and Malange: one being a prospecting licence covering an area of approximately 2,690 square kilometres in the Cuango River floodplain, and the other being an exploitation licence covering an adjacent area of approximately 246 square kilometres north of Cafunfo. Full commercial terms governing exploration for, and exploitation of, diamonds in these licence areas are currently under advanced negotiation. Approval of the joint venture agreements will be required from the Angolan Council of Ministers.

C. Organizational Structure.

The following table sets forth the name of each material subsidiary of the Company, the jurisdiction of its incorporation and the direct or indirect percentage ownership by the Company of such subsidiary.

Name of Subsidiary	Date of Incorporation	Jurisdiction of Incorporation	Percentage Ownership[1]
America Mineral Fields International Ltd.	January 31, 1996	British Virgin Islands	100%
AMF Holdings Limited	May 27, 1998	British Virgin Islands	100%
AMF Offshore Ltd.	October 15, 1996	British Virgin Islands	100%
Congo Mineral Developments Limited	March 13, 1998	British Virgin Islands	100%
IDAS Resources NV	June 15, 1995	Netherlands Antilles	100%
Kingamyambo Musonoi Tailings S.A.R.L.	March 15, 2004	Democratic Republic of Congo	82.5%
Roan Prospecting and Mining SPRL	May 5, 1997	Democratic Republic of Congo	99.9%
Zamgold Zambia Limited[2]	March 3, 1997	Zambia	100%
Zincongo Limited	January 22, 2002	British Virgin Islands	100%

(1) Represents the percentage of voting securities held.
(2) Zamgold Zambia Ltd. is 90% owned by ZamGold Ltd. and 10% owned by AMF Offshore Ltd., each of which is a wholly-owned subsidiary of the Company.

D.   Property, Plants and Equipment.

Principal Properties

The principal properties of the Company are the interests in the Kolwezi Tailings Project and the Kipushi Project, each of which is described more fully below. **Although a resource as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM standards (the term resource not being a defined term under United States standards) has been identified on certain of the Company's properties, the necessary work to demonstrate that these resources are economically recoverable has yet to be conducted. (It is anticipated that the bankable feasibility study on the Kolwezi Tailings Project will be completed during fiscal year 2005.)   Until a bankable feasibility study is completed on the Kolwezi and Kipushi projects, there is no assurance that any of the deposits categorized as resources will be converted to reserves.** The Company has not yet been granted property rights to any of these properties.

The Company, through its subsidiary, AMF Holdings Limited, owns a 100% interest in Congo Mineral Developments Limited ("CMD"). Effective May 31, 2002, the Company acquired the 50% share interest in CMD from AAC that it did not already own. AAC received 50% of the net working capital of CMD ($1,609,168) and the Company assumed AAC's $2,000,000 debt owed to CMD.

The Company acquired its interest in the Kolwezi Tailings Project originally in April 1997 and on November 7, 1998, CMD signed a Convention with the DRC and Gécamines with regard to the Kolwezi Tailings Project to be developed by a 60-40 joint venture between CMD and Gécamines. In the first half of fiscal year 2001, CMD and Gécamines initialled an agreement revising the scale and commercial terms of the Kolwezi Tailings Project. Ownership of the Kolwezi Tailings Project was to be transferred to the CMD-Gécamines joint venture following a Presidential decree and necessary DRC Governmental approvals, but the introduction of a new mining code superseded these planned legal processes.

In March 2004, CMD, Gécamines, and the Government of the DRC ("GDRC"), executed a Contract of Association governing the Kolwezi Tailings Project and the ownership of Kingamyambo Musonoi Tailings S.A.R.L. ("KMT"), the company incorporated in the DRC to own the mining title to the Kolwezi Tailings and develop the Kolwezi Tailings Project. It is anticipated that title to the Kolwezi Tailings will soon be transferred to KMT but at the time of this Annual Report this had still to occur

The Company, through America Mineral Fields International Ltd. ("AMFI") holds an exclusive option to submit a proposal for redevelopment of the Kipushi Project. The Company acquired its exclusive option in October, 1996. In August, 2000, AMFI concluded an option agreement with Zincor under which Zincor could elect to earn up to 50% of AMFI's interest in the Kipushi Project. In December, 2000, Zincor confirmed that it intended to exercise its option to participate in AMFI's interest, and in January 2002, the Company entered into the Zincor JV Agreement with Zincor. The vehicle for the joint venture will be Zincongo Limited. The Zincor JV Agreement formalizes the relationship between the Company and Zincor, and grants Zincor (since renamed Kumba Base Metals) the right to earn up to a 50% shareholding in Zincongo by funding $3,500,000 of expenditures on the Kipushi Project. The Kipushi Project is expected to be held in a joint venture with Gécamines.

Through its subsidiary IDAS Resources NV, the Company has interests in mineral properties located in Angola. Through its subsidiary Zamgold Zambia Limited, the Company has applied for a licence extension in respect of part of a mineral property in Zambia on which its licence expired in January 2004. The Company plans to continue to identify and acquire interests in additional mining properties throughout the world.

Kolwezi Tailings Project, DRC

The Kolwezi Tailings Project involves the reprocessing of the historical oxide tailings produced from the copper and cobalt mineral concentrators at mines in Kolwezi owned by Gécamines, the DRC's government owned mining company.

In April 1997 the Government of the DRC granted the Company an interest in the Kolwezi Tailings Project. During the course of political disruptions in the DRC the Company's interest in the Kolwezi Tailings Project was not properly ratified by the DRC.

On May 1, 1998 the Company entered into a joint venture agreement (the "AAC Joint Venture Agreement") with AAC for the development of the Kolwezi Tailings in the DRC. Under the AAC Joint Venture Agreement, AAC and the Company each held a 50% interest in CMD. In May 2001, the Company and AAC extended the AAC Joint Venture Agreement until May 31, 2002. Effective May 31, 2002, the Company entered into a purchase and sale agreement with AAC and acquired the remaining 50% share interest in CMD from AAC that it did not already own. AAC received 50% of the net working capital of CMD ($1,609,168) and the Company assumed AAC's $2,000,000 debt owed to CMD.

In November 1998, CMD signed a convention among Gécamines and the government of the DRC. CMD also entered into a joint venture agreement with Gécamines (the "Gécamines Joint Venture Agreement") for the transfer of ownership of the Kolwezi Tailings Project to a new company, KMT, to be held 60% by CMD and 40% by Gécamines. The transfer was to take place following a Presidential decree ratifying the convention and necessary regulatory approvals, but the introduction of a new mining code in the DRC superseded these planned legal processes.

Under the AAC Joint Venture Agreement, AAC provided $16,000,000 in initial funding for the CMD Project. $8,000,000 of this initial funding was paid in exchange for AAC's 50% interest in CMD. The balance ($8,000,000) was paid by AAC on behalf of the Company in recognition of the Company's prior efforts and expenditures on the Kolwezi Tailings Project. Despite political uncertainty in the DRC, substantial work was then conducted on the feasibility study for the Kolwezi Tailings Project.

In April 2001, CMD initialled an agreement with Gécamines, covering revised major commercial terms for development of the Kolwezi Tailings Project. The revised agreement contemplated a phased project with initial annual production of 42,000 tonnes of copper and 7,000 tonnes of cobalt in Phase 1 and moving to 75,000 tonnes of copper and 14,000 tonnes of cobalt in Phase 2. The new arrangement allowed for total payments to be made to Gécamines, in consideration for the tailings, of up to $203 million spread over the entire life of the project, compared with $130 million under the original agreement, payable in the period between signature and first commercial production. Provisions of the new agreement were anticipated to give CMD a realistic time frame to complete the feasibility study and to arrange limited recourse project finance. Upon receipt of necessary DRC Governmental approvals, the Kolwezi Tailings would be transferred to a new Company, KMT, to be held 60% by CMD and 40% by Gécamines, and the first payment of $25 million would be due from CMD to Gécamines. A further $10 million would be payable on commencement of commercial production, with KMT also paying Gécamines $1.50 / tonne of tailings treated in the metallurgical treatment plant, plus a royalty on total mineral sales less various charges: such royalty being 0.75% during the period from commencement of commercial production until the loans incurred to finance the project had been repaid, and 1.5% thereafter. As mentioned, the transfer of the tailings to KMT was to take place following a Presidential decree ratifying the convention and necessary regulatory approvals, but the introduction of a new mining code in the DRC superseded these planned legal processes.

During fiscal year 2002, CMD received from the Government of the DRC acknowledgement of CMD's and Gécamines' exploitation rights to the Kolwezi Tailings Project. During fiscal year 2003, the Company successfully renegotiated the terms for the development of the Kolwezi Tailings Project to reflect, *inter alia,* the DRC's new mining code and associated fiscal regime. In November 2003, a Contract of Association ("CoA") was initialled by CMD, Gécamines and GDRC governing the Kolwezi Tailings Project and the ownership and management of KMT, the company to be incorporated in the DRC which will own the mining title to the tailings and develop the Kolwezi Tailings Project. In March 2004, CMD, Gécamines, GDRC and the Company executed the CoA and KMT was incorporated. The Company owns 82.5% of KMT, and Gécamines and GDRC own 12.5% and 5.0% respectively. Under the CoA, KMT will pay Gécamines $15,000,000 as consideration for the Tailings Exploitation Rights ("TER"): $5,000,000 at the time of the transfer to KMT of the TER, and $10,000,000 following the completion of all financing arrangements for the Kolwezi Tailings Project. The $15,000,000 is to be provided to KMT by the Company and/or IFC and IDC (or other participating parties) based on their pro rata interest in the Kolwezi Tailings Project excluding Gécamines and GDRC's percentage ownership. Gécamines is to receive an annual dividend of the greater of its ordinary dividend and 2.5% of free cash flow (as defined) for each year from start-up until senior debt and subordinated loans have been fully reimbursed. Thereafter, Gécamines will be entitled to an annual dividend based on 10% of the average price realized for cobalt sold in a year in excess of $10.00 (adjusted for inflation) per pound in addition to any ordinary dividend received by Gécamines, providing that ordinary dividends are paid in such year. The Company and the participating parties are to complete feasibility studies, carry out an environmental impact study, draw up an environmental management plan and obtain commitments for financing the Kolwezi Tailings Project, within three years and six months from the transfer date of the TER.

There can be no assurance that the Company will have or raise sufficient capital to fund the Kolwezi Tailings Project as anticipated.

Location and Access

The Kolwezi Tailings Project is located 25 kilometres outside the town of Kolwezi, situated in the copper belt region of the DRC. The property is accessed by unpaved road from Kolwezi, which is a major mining town and has infrastructure including rail, water, power and a small airstrip. The town of Kolwezi is situated 320 km north-west along a tarmac road from Lubumbashi, the capital of Katanga province. The climate is tropical with an average temperature of about 27 degrees Celsius and annual average rainfall of about 1,100 millimetres. Seasonal climatic variations are related to the wet (November to April) and dry seasons, each of which lasts for approximately 6 months. The Katanga region occupies a high plateau covered by forests and savannahs.

The Kolwezi Tailings Project, once developed, will permit the large-scale extraction by means of solvent extraction electro-winning ("SX-EW") of cobalt and copper from two mine tailings deposits on the property.

History of the Property

The tailings contained in the Kolwezi Tailings Project (the "Tailings") are currently owned by Gécamines, the DRC state mining company. The Tailings were discharged from the Kolwezi mineral concentrator between 1952 and the present day. This concentrator processed ore from the western open-pit copper mines of the Katanga copper belt to produce concentrate that would be shipped from Kolwezi for smelting. The refractory nature of this oxide ore meant that copper and cobalt recovery in the concentrate was low, and the Tailings discharged contained significant metal values. The Tailings filled the original Kingamyambo dam and were subsequently allowed to fill the Musonoi river valley. These two areas now comprise the Kolwezi Tailings Project.

Mineralogy

The mineralogy of the Tailings is dominated by gangue minerals such as quartz and mica. The copper occurs predominately as a composite of malachite and pseudomalachite particles, which are often associated with the oxide mineral tenorite. The cobalt occurs in a copper- or cobalt-bearing oxide or hydroxide phase. Accessory amounts of covellite, bornite and chalcopyrite are present. Oxidization and a fine grind permit high metal recoveries when the Tailings are acid leached.

Facilities and Infrastructure

The Tailings are located on the surface but at present the only infrastructure in place is comprised of environmental monitoring stations set up as part of the on-going environmental baseline study. The location of the new SX-EW processing plant has been finalised and a provisional location has been selected for the two new tailings dams that will be constructed to retain the re-processed Tailings and, separately, the new tailings from Gécamines on-going operations.

Process Flowsheet Development

In an 18-month period commencing in February 2000, CMD undertook a detailed pilot plant programme that treated over 100 tonnes of tailings sample and tested a variety of flowsheets. The results indicated that the Kolwezi flowsheet had reached a level of definition that now warrants the completion of a definitive feasibility study. Furthermore, metal recovery rates of 76% for cobalt and 93% for copper were achieved based on the resource grades, and cathode purity greater than 99.9% for both metals was achieved.

Resources

MineNet Consulting Mining Engineers of South Africa ("MineNet") were commissioned by the Company to carry out geological and mining studies and to provide supervision and quality assurance for the site investigation programme on the Kolwezi Tailings Project. A drilling and sampling campaign at the Kolwezi Tailings Project was carried out between May and August 1997, from which a sample library was established. A second campaign of density measurements was conducted during October 1997. The resource estimate as calculated by MineNet in the preliminary work on the Kolwezi Tailings Project and as audited by Dr. Isobel Clark of Geostokos Limited for the Kolwezi Tailings Project are 112.8 million tonnes of ore at an average grade of 1.49% copper and 0.32% cobalt. Some 97% percent of these resources are in the measured category, the balance being in the indicated resource category. This geological resource has been estimated in accordance with the Canadian Institute of Mining and Metallurgy guidelines, which are different from the guidelines set forth in Guide 7 under Item 802 of Regulation S-K. See "Glossary." Dr. Clark is a qualified person within the meaning of Canadian National Instrument 43-101.

Cautionary Note to U.S. Investors concerning estimate of Measured and Indicated Resources.

The Company advises U.S. investors that while the terms "Measured resources" and "Indicated resources" are recognized and required by Canadian regulations, the U.S. Securities and Exchange commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Progress during Fiscal Year 2003

During fiscal year 2003, work continued on the environmental baseline study and an Environmental Audit and Scoping Study ("EASS") was completed. The EASS constituted the first stage of the Environmental and Social Impact Assessment ("ESIA") that will be prepared for the Kolwezi Tailings Project. A definitive feasibility study program has been prepared, and invitations to tender were sent out immediately following the execution of the CoA in March 2004.

Kipushi Project, DRC

The Kipushi zinc-copper mine is unique among the major ore bodies of the Central African Copper Belt. It is a hydrothermal deposit cross-cutting the stratigraphy and was generated by completely different processes from those responsible for the nearby stratiform copper/cobalt deposits.

The Company has an exclusive option agreement, as described more fully below, relating to a potential redevelopment of the Kipushi zinc-copper mine (the "Kipushi Project") in joint venture with Gécamines.

Location and Access

The town of Kipushi and the Kipushi Project are located adjacent to the border of Zambia about 30 km west of Lubumbashi within the DRC. Access is via a tarmac road that is in a good state of repair.

History of the Property

Mining at the Kipushi Project commenced in 1925 and continued until 1993 when the mine was closed. The Kipushi mine was operated by Union Minière of Belgium from 1925 until 1967 when Union Minière's mining assets were nationalised by the Zairean government, following which the Kipushi mine was operated by Gécamines. Since the early 1990's, production and maintenance problems have curtailed the output of Gécamines. A foreign exchange crisis caused a lack of spare parts and supplies, which in turn led to the cessation of production from the Kipushi mine. Over the duration of its operation, the Kipushi mine produced 60 million tonnes of ore grading 6.8% copper and 11.0% zinc.

During the year ended October 31, 1996, the Company entered into a two-year agreement with Gécamines relating to placing the Kipushi mine back into production. The Company agreed to prepare, at its expense, feasibility studies covering the rehabilitation of, and resumption of production at, the Kipushi mine, various options for processing the copper-zinc ore, and an examination of the viability of the re-treatment of existing tailings. Under the agreement, the Company had the exclusive right to examine the Kipushi mine, to enter into joint venture agreements for ore processing and tailings processing and to make suitable arrangements for the resumption of production. The Company was to have acquired an interest in a joint venture for the Kipushi Project if satisfactory results were obtained from the feasibility studies and if satisfactory agreements were negotiated with Gécamines and the government of the DRC relating to income taxes, repatriation of profits and import duties.

During the year ended October 31, 1998, Gécamines confirmed that because of delays in the research of the definition of the mining and metallurgical treatment phase of the Kipushi Project, the Company would not be required to complete the feasibility studies until up to 12 months after the completion of the definition phase. As of the date of this Annual Report, this starting date has not yet occurred.

During 2000, AMFI concluded, with Gécamines' approval, an option agreement with Zincor, (since renamed Kumba Base Metals) under which Zincor could elect to earn up to 50% of AMFI's interest in the Kipushi Project by matching AMFI's direct expenditures on the Kipushi Project to that date. Zincor is the largest producer of refined zinc in Africa with a 115,000 tonnes per annum electrolytic zinc plant near Johannesburg. In December 2000, following due diligence, Zincor confirmed that it intended to exercise its option.

In January 2002, the Company and Zincor entered into the Zincor JV Agreement. The vehicle for the joint venture will be Zincongo Limited. The Zincor JV Agreement formalizes the relationship between the Company and Zincor, and grants Zincor (since renamed Kumba Base Metals) the right to earn up to a 50% shareholding in Zincongo by funding $3,500,000 of expenditures on the Kipushi Project.

During fiscal year 2003, work was carried out on environmental aspects of the Kipushi Project. AMFI and Zincongo also put forward proposals for revisions to the original framework agreement with Gécamines to reflect the introduction of the DRC's new mining code, and covering such issues as equity ownership, project finance and dividend distributions. It was mutually agreed, however, that priority should be given to finalising the Kolwezi CoA. Now that this has been achieved, it has been agreed that negotiations on the proposed revisions to the Kipushi Framework Agreement will recommence in the 2nd quarter of fiscal year 2004. Once agreement has been reached and necessary DRC Governmental approvals have been obtained, the feasibility study will commence. Assuming a favourable outcome to this study and the availability of finance on acceptable terms, the Kipushi Project will then proceed. There can be no assurance that the feasibility study will conclude that the Kipushi Project is economically viable, or that the Kipushi Project will proceed as planned.

At October 31, 2003, the Company had deferred costs of $4,331,137 from the evaluation of the Kipushi Project as compared to $4,269,478 in the fiscal year ended October 31, 2002.

Geology and Mineralization

The Kipushi Project is centred on a hydrothermal polymetallic vein deposit and is clearly associated with a set of intersecting faults. This makes the Kipushi Project deposit distinct from the stratiform copper/cobalt deposits that predominate on the Congolese/Zambian copper belt. The Kipushi Project deposit is located on the north limb of an anticline structure in close association with the fault zone cutting dolomitic rocks belonging to the Kundelugan system. It comprises a zone of stringer, massive and semi-massive sulfides about 600 metres long and 15 to 75 metres wide, striking in a north-easterly direction and dipping about 70 degrees to the northwest. The ore body has been traced from surface down to the 1,800 metres level and it is open at depth. It is composed mainly of chalcopyrite, bornite and sphalerite with lesser amounts of pyrite, chalcopyrite, molybdenite, arsenopyrite, galena and renierite. The ore is mineralogically zoned both laterally and vertically with copper predominating in the north and at the top of the deposit and zinc strongly enriched in the south and at depth.

Surface/Mine Facilities

There is extensive infrastructure on the surface, which is in a poor state of repair. The underground workings remain in excellent condition. Some upgrading and renovation must be done before Kipushi produces again, but the Company believes that the mine can be rehabilitated relatively quickly and without major capital expenditure. Pending the outcome of the feasibility study, however, Gécamines will face an increasingly urgent need to invest in the refurbishment and maintenance of the pumping facilities.

Resources

Measured and indicated mineral resources at the Kipushi Project as calculated by Gécamines and verified by Neil Scott of International Mining Consultants Limited (a division of IMC Group Consulting Limited) in August, 2003, total *16.9 million tonnes grading 16.70% zinc and 2.32% copper and are as set out in the following table. Neil Scott is a qualified person within the meaning of Canadian National Instrument 43-101.

Resource Classification	Levels	Tonnes	Cu		Zn	
			%	Tonnes	%	Tonnes
Measured	100-1150	3,711,000	2.01%	74,591	2.05%	76,076
Measured	1150-1295	5,221,000	2.89%	150,887	15.57%	812,910
Sub-Total		8,932,000	2.53%	225,478	9.95%	889,986
Indicated	1295-1500	8,029,000	2.09%	167,806	24.21%	1,943,821
Total		16,961,000	2.32%	393,284	16.70%	2,832,807

* Note: this geological resource has been estimated in accordance with the Canadian Institute of Mining and Metallurgy guidelines, which are different from the guidelines set forth in Guide 7 under Item 802 of Regulation S-K. See "Glossary."

Cautionary Note to U.S. Investors concerning estimate of Measured and Indicated Resources.

The Company advises U.S. investors that while the terms "Measured resources" and "Indicated resources" are recognized and required by Canadian regulations, the U.S. Securities and Exchange commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cuango Properties, Angola

Under a share purchase agreement dated May 21, 1998, the Company acquired 100% of IDAS Resources N.V. ("IDAS"), which company was a 50% joint venture partner with Endiama, the Angola state mining company, in a mining lease and a prospecting lease covering respectively approximately 3,700 and 36,000 square kilometres in the Cuango valley and its environs. The Company's 100% interest in IDAS was acquired for $500,000 cash and the issuance of 676,655 common shares of the Company having a value of $1,750,000 and the assumption of certain liabilities. The vendors also retained a 20% net profit interest in production from the Cuango Properties, to a maximum of $56,000,000. A further 10% net profit interest, to a maximum of $28,000,000 was already held by an Angolan group, by way of an agreement made with IDAS prior to the acquisition of IDAS by the Company.

Owing to civil unrest, the Company did not have sustained access to its mining and prospecting areas, and the terms of the Company's agreements accordingly had not commenced by December 1999. At that time, the Angolan Government passed new legislation that stated the maximum size of licences, following which IDAS entered into negotiations for the reconfiguration of new licence areas in accordance with the new law. In October 2001, two new licences were awarded to Endiama, with the licence rights to be exercised through a joint venture between Endiama and IDAS. Both licences are in the Provinces of Luanda-Norte and Malange: one being a prospecting licence covering an area of approximately 2,690 square kilometres in the Cuango River floodplain, and the other being an exploitation licence ("Camutue") covering an adjacent area of approximately 246 square kilometres north of Cafunfo.

Although the new licence areas cover less than 10% of the original total area, they contain all the original Cuango River valley and floodplain territory.

The joint venture guarantees IDAS the right to the exploitation contract once the technical and economic viability of the project has been proven. The joint venture provided for a minimum expenditure of $1.5 million with $0.5 million of that sum being in the first year, whilst all re-imbursement of expenditures will be made exclusively from the income from diamond production.

During the year ended October 31, 2002, IDAS entered into a Heads of Agreement with Endiama and Twins, a company representing private sector Angolan interests. As part of these negotiations, it was agreed that the 10% net profit interest held by the Angolan group under the agreement made with IDAS prior to the acquisition of IDAS by the Company, will be cancelled and instead the Angolan group will hold equity in the joint venture company that will exploit the licences. The Heads of Agreement governs the ownership structure of the formation of a new company (now to be called "Luminas"), which will exercise the mining rights. The financing of the project is to be undertaken by IDAS. IDAS will own 51% of the share capital of Luminas for the period of time that any loans to Luminas by IDAS remain outstanding. Endiama will own 38% and Twins will own the remaining 11%. Once the loans have been repaid in full, IDAS will own 49%, Endiama 38% and Twins 13%. IDAS has verbally agreed, and is in the course of formalizing, arrangements with Twins to ensure that IDAS maintains continued voting control.

The Heads of Agreement and a subsequent agreement entered into by the parties in December 2002 set out the repayment terms of the loans from cash flows and call for a minimum investment over three years of $1.5 million by IDAS for each of the two licences. The board of directors of Luminas is to be comprised of five members of whom three will be nominated by IDAS. The parties are in advanced negotiations on a more detailed Prospecting Contract and Mining Contract for the respective licences and the articles of association of Luminas, which instruments, collectively, will govern the project. During these current negotiations, it has been verbally agreed that the board of directors of Luminas will be comprised of four members, of whom two will be nominated by IDAS, one by Twins and one by Endiama, and that IDAS plans to invest up to $5,000,000 in respect of the prospecting licence during the first five years. Once these have been finalized site evaluation work will commence.

Item 5.   Operating and Financial Review and Prospects.

The Company is a natural resource company, engaged in the acquisition exploration and development of precious stones and precious and base metal mineral properties. The Company does not have any producing properties at this time.

The Company is in the process of exploring and evaluating its mineral properties and projects and has not yet determined whether these properties and projects contain ore reserves that are economically recoverable. In accordance with Canadian generally accepted accounting principles, the Company follows the practice of capitalizing all costs related to acquisition, exploration and development of mineral properties until such time as mineral properties are put into commercial production, sold or abandoned. If commercial production commences, these capitalized costs will be amortized prospectively on a unit-of-production basis. If the mineral properties are abandoned, the related capitalized costs are expensed. On an on-going basis, the Company evaluates each property based on results to date to determine the nature of exploration work, if any, that is warranted in the future. If there is little prospect of future work on a property being carried out within a three year period from completion of previous activities, the deferred costs related to that property are written down to the estimated amount recoverable unless there is persuasive evidence that an impairment allowance is not required. The Company capitalizes costs related to evaluation of major mineral property projects to which the Company has contractual rights, but for which acquisition, joint venture or option agreements are not yet entered into, or which it is evaluating with a view to possible acquisition. These capitalized costs will be reclassified to mineral properties when acquisition, joint venture or option agreements are entered into or the Company otherwise secures its rights to the mineral properties. On an on-going basis, the Company evaluates each mineral property project based on results to date to determine the nature of exploration work that is warranted in the future. If there is little prospect of future work on a mineral property project being carried out within a three year period from completion of previous activities, the deferred costs related to that mineral property project are written down to the estimated amount recoverable unless there is persuasive evidence that an impairment allowance is not required. If the Company is not successful in acquiring the mineral properties or in entering into joint venture or option agreements or abandons the project, the related capitalized costs are expensed. The amounts shown for mineral properties and for mineral property evaluation costs represent costs incurred to date less write-downs, and are not intended to reflect present or future values. Furthermore, the Company does not acquire properties or conduct exploration work on them on a pre-determined basis. As a result there may not be predictable or observable trends in the Company's business activities and comparisons of financial operating results with prior years may not be meaningful.

For the purposes of United States generally accepted accounting principles, the Company expenses all exploration and development expenditures made prior to commercially mineable deposits being identified. See Note 14 to the Consolidated Financial Statements of the Company.

At the date of this Annual Report, **although a resource as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM standards (the term resource not being a defined term under United States standards) has been identified on certain of the Company's properties, the necessary work to demonstrate that these resources are economically recoverable has yet to be conducted. Until a bankable feasibility study is completed on the Company's properties, there is no assurance that any of the deposits categorized as resources will be converted to reserves.** As such, the ability of the Company to realize the costs it has incurred to date on these properties is dependent upon the Company being able to identify a commercial ore body, to finance its exploration costs and to resolve any environmental, regulatory or other constraints which may hinder the successful development of the property, or being able to realize the costs incurred on a subsequent disposal of the property.

The Company's Consolidated Financial Statements have been prepared assuming the Company will continue on a going-concern basis. The Company has incurred losses since inception and the ability of the Company to continue as a going concern depends upon its ability to develop profitable operations and to continue to raise adequate financing. The Company's sole source of financing is by the issue of common stock from treasury. The Auditors' report on the Consolidated Financial Statements includes additional comments that state that conditions and events exist that cast substantial doubt on the Company's ability to continue as a going concern. The financial statements do not include any adjustments as a result of this uncertainty.

Management notes that its ability to finance additional exploration on its resource properties is contingent on the outcome of exploration and the availability of financing in capital markets, factors which are beyond the Company's control. There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations and commitments. Should the Company be unable to realize on its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the Company's balance sheets and insolvency and liquidation with a total loss to shareholders could result.

The Consolidated Financial Statements utilize estimates and assumptions principally regarding mineral properties, mineral property evaluation costs and going-concern that reflect management's expectations at the date of preparation. Events or circumstances in the future, many of which are beyond the control of the Company, may impact these expectations and accordingly could lead to different assumptions and estimates from those utilized in 2003. Factors that could impact the estimates and assumptions that were made at the date of preparation of the Consolidated Financial Statements are discussed in detail below under the headings "Exploration and Development Risk Factors" and "Financing Risk Factors".

The following discussion and analysis of the financial condition and operating results of the Company for the three years ended October 31, 2003, 2002 and 2001 (the "MD&A") should be read in conjunction with the Consolidated Financial Statements and related notes to the financial statements which have been prepared in accordance with Canadian GAAP. The discussion and analysis set forth below covers the results measured under Canadian GAAP. Material differences between the application of Canadian GAAP and U.S. GAAP to the Company's audited financial statements exist as described in Note 14 to the Consolidated Financial Statements.

A.   Operating Results.

As the Company does not have any producing mineral properties, its primary sources of revenue are through interest earned on amounts on deposit, administration fees for project management on its joint ventures, and the sale of various assets available for disposal. These amounts are used to offset some of the administrative operating expenses. The interest income is dependent on the funds available for deposit and fluctuating interest rates.

Critical Accounting Policies

The Company's Consolidated Financial Statements have been prepared assuming the Company will continue on a going-concern basis. The Company has incurred losses since inception, and the ability of the Company to continue as a going concern depends upon its ability to develop profitable operations and to continue to raise adequate financing.

(i) Going Concern

Management notes that its ability to finance additional exploration, other assessment and development work on its resource properties is contingent on the outcome of such activities and the availability of financing in capital markets: factors which are beyond the Company's control. There can be no assurance that the Company will be able to continue to raise funds, in which case the Company may be unable to meet its obligations and commitments. Should the Company be unable to realize on its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the Company's balance sheets, and insolvency and liquidation, with a total loss to shareholders, could result.

(ii) Mineral properties and projects

The Company follows the practice of capitalizing all costs related to acquisition, exploration and development of mineral properties and mineral property projects until such time as mineral properties are put into commercial production, sold or abandoned. If commercial production commences, these capitalized costs will be amortized on a unit-of-production basis. If the mineral properties or projects are abandoned, the related capitalized costs are expensed. On an ongoing basis, the Company evaluates each property and project on results to date to determine the nature of exploration, other assessment and development work that is warranted in the future. If there is little prospect of future work on a property or project being carried out within a three year period from completion of previous activities, the deferred costs related to that property or project are written down to the estimated amount recoverable unless there is persuasive evidence that an impairment allowance is not required. The amounts shown for mineral properties and for mineral property evaluation costs represent costs incurred to date less write-downs, and are not intended to reflect present or future values.

Fiscal year ended October 31, 2003 as compared to Fiscal year ended October 31, 2002

The Company incurred a net loss for the year ended October 31, 2003 of $3,538,579 or $0.10 per share, compared to a net loss of $3,533,074, or $0.11 per share, in 2002.

Stock-based compensation expense of $1,870,310 in 2003 accounted for the majority of the loss during the year. There was no such expense recorded in 2002. The expense resulted from the Company adopting the new standards of the Canadian Institute of Chartered Accountants ("CICA New Standards") and from the amendment to the Company's Stock Option Plan permitting the cashless exercise of stock options. Most of the stock-based compensation expense resulted from the latter, as the CICA New Standards require all outstanding options at the date of modification to be valued as if granted at that date.

The Company did not incur any write-down of mineral properties in 2003. In 2002, the Company incurred a write-down of mineral properties of $1,824,127. This related to the Solwezi property in Zambia, whose carrying value was reduced to $1 in accordance with Canadian generally accepted accounting principles due to a lack of activity, although the Company has maintained its interest in the property.

Administration expenses in 2003 of $3,732,468 increased from $1,690,525 in 2002 due mainly to the stock-based compensation expense noted above. Eliminating the stock-based compensation amount noted above, administration expenses in 2003 totalled $1,862,158. Increases were noted in investor relations, office and administration, professional fees and salaries and wages. These increases were partly offset by decreases in amortization and in travel and accommodation expenses. Future administrative expenses are likely to increase as the Company's projects progress and the Company grows.

Investor relations costs increased in 2003 to $196,929, from $115,669 in 2002. The increase was partly due to engaging external investor relations consultancy support from July 2002 onwards, whereas much of the workload involved was performed internally by the Company during the early part of the 2002 fiscal year. In addition, the Company devoted considerably more resources to investor relations in 2003 in preparation for raising finance. Investor Relations costs are expected to be higher in Fiscal Year 2004, reflecting the expanded shareholder base, the Company's shares being listed on both the TSX and AIM, and preparations for the financing that is expected for construction of the Kolwezi Project.

Office and administration costs increased in 2003 to $321,650, from $284,909 in 2002. The increase was mainly the result of higher recruitment costs, and of higher service charges as the lease on the Head Office neared its expiry date. Furthermore, much of the Company's office and administration costs are incurred in British Pounds, and so the weakening of the US Dollar versus the Pound increased the reported US Dollar amounts. The Company's functional currency is US$. It also maintains bank accounts in CDN$ and £ sterling as it incurs expenditures in such currencies on an on-going basis. As at the end of its 2003 Financial Year, the Company's reported US$19.27 million cash balance was comprised of balances of approximately US$14.95 million, CDN$2.15 million and £1.58 million. At that date the exchange rates were approximately; CDN$1.3158 = US$1.00=£0.5897. Were the US$ at that date to have been 10% lower against both the CDN$ and the £ (i.e. the exchange rate to have been

CDN$1.1962 = US$1.00=£0.5361) then the Company's reported year end cash figure in US$ would have been US$19.70 million rather than US$19.27 million

Professional fees increased in 2003 to $372,336, from $306,560 in 2002. This primarily reflected the Company's decision to accrue for audit costs in respect of the current year rather than expense them as incurred, thus resulting in effectively a double expense in the 2003 result.

Salaries and wages costs increased in 2003 to $887,739, from $814,114 in 2002, due partly to the weaker US Dollar, as a number of the staff are paid in British Pounds, partly to extra days consulting work required during the capital raisings, and due to the filling of a previously vacant Head Office position.

Travel and accommodation costs decreased in 2003 to $33,530, from $106,681 in 2002, due to a decrease in the number of non-project related trips compared to the previous year.

Amortization decreased to $17,065 in 2003, from $31,550 in 2002, due to much of the Company's equipment having already been fully depreciated.

Lower average cash balances, and lower interest rates prevailing during the year compared to 2002, resulted in a decrease in interest income in 2003 to $20,672, from $27,380 in 2002. The Company ended Financial Year 2003 with a greatly increased cash balance in comparison with 12 months previously, and despite higher anticipated expenditures, interest income is accordingly expected to be substantially higher in Financial Year 2004.

Mineral property evaluation costs decreased in 2003 to $4,021, from $45,151 in 2002, due to reductions in such activity as the Company focused its efforts on progressing its existing projects, and on the private placement, and the prospectus offering and AIM listing.

The Company's main priorities are its current projects in the DRC and Angola, but the Company will continue to evaluate new mineral property acquisition opportunities as they arise.

The Company recorded a foreign exchange gain in 2003 of $171,863, compared to a foreign exchange loss of $25,498 in 2002. The foreign exchange gain during 2003 is mainly the result of gains realized on the proceeds from the prospectus offering that occurred at the end of September 2003. The money was received in British Pounds and Canadian Dollars, both of which currencies increased in value in relation to the US Dollar subsequent to the prospectus being finalized. Owing to the large sums of money involved, this caused a large foreign exchange gain.

Fiscal year ended October 31, 2002 as compared to Fiscal year ended October 31, 2001

The Company incurred a net loss for the year ended October 31, 2002 of $3,533,074, or $0.11 per share, compared to a net loss of $2,791,060, or $0.09 per share, in 2001.

The Company incurred a write-down of mineral properties in 2002 of $1,824,127. This relates to the Solwezi property in Zambia, whose carrying value was reduced to $1 in accordance with Canadian generally accepted accounting principles due to a lack of activity, although the Company has maintained its interest in the property. In 2001, the Company incurred a write-down of mineral properties of $468,257 and a write-down of convertible loans receivable of $480,000. The mineral property write-down related to the Chapada mineral properties in Brazil, whose carrying value was reduced to the amount recoverable pursuant to a sale and purchase agreement. The convertible loan write-down related to the Company's investment in Northern Mining and Geological Company TERRA whose carrying value was reduced to $320,000, the amount which was recovered under a final settlement agreement with this Russian company.

Administration expenses in 2002 of $1,690,525 decreased from $1,764,573 in 2001 due to further cost reduction efforts by the Company. These included decreased levels of investor relations, professional fees, and salaries and wages. These decreases were partially offset by an increase in travel and accommodation expenses.

Amortization decreased due to the fact that much of the Company's equipment is now fully depreciated.

Investor relations costs decreased in 2002 to $115,669, from $145,491 in 2001. Throughout the early part of the 2002 fiscal year much of the workload involved was performed internally by the Company. Since July 2002 the Company has engaged outside consultancy support to assist with investor relations services.

Professional fees decreased in 2002 to $306,560, from $316,425 in 2001, due to reduced legal costs. This decrease was partially offset by costs incurred in preparation for capital raising which occurred in the 2003 fiscal year.

Salaries and wages costs decreased in 2002 to $814,114, from $897,621 in 2001, due to a reduction in the number of staff at head office as well as in the subsidiaries.

Travel and accommodation costs increased in 2002 to $106,681, from $41,855 in 2001, due to an increase in the number of trips taken during the year as the Company had several negotiations on the subject of their properties in the Democratic Republic of Congo ("DRC"), participated in several meetings to provide industry input regarding the new DRC mining code, as well as an increased number of trips in connection with capital raising activities.

Lower average cash balances and lower interest rates prevailing during the year compared to 2001 resulted in a decrease in interest income in 2002 to $27,380 from $153,320 in 2001.

Other income increased in 2002 to $20,000, from $389 in 2001, due mainly to an additional amount of $20,000 received regarding the Chapada mineral properties. The payment was made in return for amending the agreement to provide for a later final payment of the consideration. The final instalment was received during the second quarter of 2002.

The Company incurred a write-down of capital assets in 2001 of $43,177. This relates to the land that was sold with the Chapada mineral properties in Brazil, and to office equipment and vehicles from the Zambian office whose carrying value was reduced to the anticipated sales value. No similar write-down occurred in 2002.

The Company incurred a write-down of accounts receivable in 2002 of $5,799. The amounts relate to balances held in the Company's Zambian subsidiary that were deemed to be uncollectable during the year. No similar write-down occurred in 2001.

Mineral property evaluation costs decreased in 2002 to $45,151, from $197,442 in 2001, due to costs in Angola being expensed as incurred during the first half of 2001 when the status of the Angolan mineral property licences was uncertain.

B.   Liquidity and Capital Resources.

As at October 31, 2003, the Company had cash and cash equivalents of $19,267,489, compared to $2,065,220 at October 31, 2002, and had working capital of $18,629,220, compared to $1,947,823 at October 31, 2002.

The increases in cash and cash equivalents and in working capital at October 31, 2003 resulted from the private placement and prospectus offering during the year, partly offset by the operating activities discussed above and investments made in the Company's various Mineral Property Projects discussed below.

The private placement was of 4,000,000 units at a price of CDN$0.45 per unit, for net proceeds of $1,187,892. Each unit comprised one common share and a warrant to purchase one additional common share at a price of CDN$0.75. The warrants will expire after five years, and are subject to an accelerated expiry period of 45 days should the Company's shares trade for 20 consecutive trading days commencing after November 21, 2003 at a weighted average trading price of CDN$1.10 or greater. A cash finder's fee of 5% of the financing has been paid. 700,000 of these warrants were exercised in September 2003, for proceeds received of CDN$525,000.   Subsequent to year-end, a further 1,575,000 warrants were exercised for proceeds received of CDN$1,181,250. In addition, in late December 2003, the accelerated expiry period was triggered. The expiry date of the remaining 1,725,000 unexercised warrants is now February 2, 2004, and by January 22, 2004, exercise notices in respect of 1,525,000 of those, together with proceeds of CDN$1,143,750, have been received.

The prospectus offering was of 25,212,000 common shares of the Company at a price of CDN$1.10 per common share (or £0.50 per common share in the United Kingdom and other European jurisdictions). Contemporaneously with the prospectus offering, all the existing and to be issued common shares of the Company were admitted to the Alternative Investment Market ("AIM") of the London Stock Exchange plc. The prospectus closed for net proceeds to the Company of $18,470,503. As part of the prospectus, the Company issued broker warrants to purchase an additional 1,260,600 common shares at a price of CDN$1.10 per common share exercisable until September 25, 2004. By January 22, 2004, one exercise notice in respect of 510,600 shares, together with proceeds of CDN$561,660, had been received.

The net proceeds of the private placement and prospectus offering will be used to fund the continued development of the Company's African projects, and for general working capital. To date, there have been no material differences in the use of these proceeds from that proposed and disclosed in the prospectus.

The ability of the Company to meet its commitments as they become payable, and the recoverability of amounts shown for mineral properties and mineral property evaluation costs, are dependent on the ability of the Company to obtain necessary financing and on other Exploration and Development and Financing Risk Factors discussed below.

The Company has not accrued debts, aggregating approximately $246,000, claimed by certain former shareholders of IDAS, a subsidiary of the Company acquired in 1998, as the Company has not been able to verify the debts. 13,078 common shares of the Company remain held in escrow for the same reason.

Mineral Property Projects

As at October 31, 2003, amounts capitalized in respect of mineral properties increased to $2,483,404, from $599,426 at October 31, 2002, as a result of exploration and development costs incurred during the year. Capitalized mineral property evaluation cost increased to $4,331,137 at October 31, 2003, from $4,269,478 at October 31, 2002, reflecting net costs incurred in relation to the Company's Kipushi Project.

Kolwezi Project, DRC

During fiscal 1998, the Company entered into a Joint Venture Agreement (the "Agreement") with Anglo American Corp. of South Africa Limited ("AAC") to develop the Kolwezi Project (the "Project") in the DRC. The vehicle for the Project is CMD (incorporated in the British Virgin Islands), which was initially owned equally by AAC and the Company.

Under the terms of the Agreement, AAC funded the joint venture by the payment of $8,000,000 in exchange for shares in CMD and funded an additional $8,000,000 on behalf of the Company to reflect funds already expended on the Project by the Company. This initial funding of $16,000,000 was to be used to pay administrative costs, the costs of a bankable feasibility study and all ancillary expenditures for the Project. Subsequently, $2,000,000 of these funds were loaned by CMD to each of the Company and AAC.

Effective May 31, 2002, the Company acquired the remaining 50% share interest in CMD that it did not already own. AAC was paid cash equal to 50% of the net working capital of CMD ($1,609,168) and the Company assumed AAC's $2,000,000 debt owed to CMD. The loan receivable and loan payable between the Company and CMD now fully eliminate on consolidation.

Up to May 31, 2002, the Company accounted for its 50% interest in CMD under the proportionate consolidation method. The acquisition of the remaining 50% interest has been accounting for using the purchase method, with 100% of the results of CMD's operations included in the consolidated financial statements from May 31, 2002.

In February 2003, the Company agreed a framework for the International Finance Corporation ("IFC") and the Industrial Development Corporation of South Africa Limited ("IDC") to participate in the Project. Under the framework agreement, each of IFC and IDC has an option to acquire from the Company up to 10% of the Project on a farm-in basis. The price of the farm-in will be related to the accumulated expenditures of the Company and its affiliates up to the time of the exercise of the option. If one of the IFC or IDC does not exercise its option in full, the other will have a right of first refusal over the balance of that option.

Since October 1998, CMD has signed and/or initialed various agreements with La Générale des Carrières et des Mines ("Gécamines") and/or the Government of the Democratic Republic of Congo ("GDRC"), governing the terms of the Project. A new Mining Code was implemented in the DRC in early 2003 and, as a result, the terms of the Project required to be renegotiated.

In November 2003, CMD, GDRC and Gécamines initialed a new Contract of Association ("CoA"). This will govern the Project, and the ownership and management of Kingamyambo Musonoi Tailings S.A.R.L.

("KMT"), the company to be incorporated in the DRC to own the mining title to the tailings and to develop the Project.

Under the CoA, the Tailings Exploitation Permit for the Kolwezi Project is to be transferred to KMT. CMD is to own 82.5% of KMT, and Gécamines and GDRC are to own 12.5% and 5.0% respectively. Two payments, totaling $15,000,000, will be made by KMT to Gécamines as consideration for the tailings exploitation rights. The first installment, of $5,000,000, will be made at the time of the transfer of the Tailings Exploitation Permit. The second installment, of $10,000,000, will be made following the completion of all financing arrangements for the Project. The $15,000,000 is to be provided to KMT by CMD and any other participating parties (the CoA recognizes the Company's framework agreement with the IFC and IDC), based on their pro rata ownership of the Project excluding Gécamines' and GDRC's shareholdings. Under the CoA, during each year from the start of production until senior debt and subordinated loans have been fully reimbursed, Gécamines is to receive an annual dividend of the greater of its pro rata dividend entitlement and 2.5% of free cash flow (as defined). Thereafter, Gécamines will be entitled to its pro rata annual dividend entitlement plus, if applicable, an additional dividend reflecting 10% of the excess above $10.00 (adjusted for inflation) of the average price per pound realized for cobalt sold in that year.

CMD and the participating parties are to complete a bankable feasibility study, carry out an environmental impact study, draw up an environmental management plan, and obtain commitments for financing the Project, all within a time period of three years and six months from the transfer of the Tailings Exploitation Permit to KMT.

The CoA was formally executed in March, 2004, following approval by the GDRC cabinet.

Much of the necessary feasibility study work has been completed. In particular the resource is clearly established, as too is the process flowsheet following a substantial and fully integrated pilot plant programme. An Environmental and Social Audit and Scoping Study has also been completed, and constitutes the first stage of an Environmental and Social Impact Assessment ("ESIA"). Costs to develop the project to commercial production are expected to be in the range of $330 million, which the Company anticipates financing by way of a contribution of project debt and equity interests and/or issuance of debt and equity interests of the Company.

The funds raised by the Company during Fiscal Year 2003 will, in part, be used to fund a $5 million payment due to Gécamines under the CoA upon the formal transfer to KMT of title to the Kolwezi Tailings Project and for the costs to complete the feasibility study and ESIA. Further funding will, as mentioned, need to be raised if a decision is made to proceed with construction and commercial production.

Kipushi Project, DRC

During the year ended October 31, 1996, the Company entered into a two year exclusive framework agreement (the "Gécamines Agreement") with Gécamines relating to the rehabilitation of the Kipushi zinc and copper mine in the southern region of the Democratic Republic of Congo. During the year ended October 31, 1998, the Company received confirmation from Gécamines that, because delays have occurred in the research of the definition of the mining and metallurgical treatment phase of the project, requirements for the completion of feasibility studies by the Company will be delayed until a period of up to 12 months after the completion of this definition phase. This starting date has not yet occurred.

As part of the Gécamines Agreement, the Company has agreed to prepare, at its expense, feasibility studies covering the rehabilitation and resumption of production at the Kipushi Mine, various options for processing the zinc-copper ore, and an examination of the viability of the re-treatment of existing tailings. The Gécamines Agreement gives the Company the exclusive right to examine the Kipushi Mine, to enter into joint ventures for ore processing and tailings processing, and to make suitable arrangements for the resumption of production. The Gécamines Agreement does not give the Company any interests in the Kipushi project. The Company will only acquire interests in the Kipushi project if satisfactory results are obtained from the feasibility studies and if satisfactory agreements can be negotiated with Gécamines and the GDRC.

On July 17, 2000, the Company entered into an option agreement (the "Option Agreement") with the Zinc Corporation of South Africa Limited, since renamed Kumba Based Metals ("Kumba"). Pursuant to the Option Agreement, Kumba had an option to elect to earn up to a 50% interest in the Kipushi Project. During the year ended October 31, 2001, following the performance of due diligence, Kumba exercised its option to participate in the Kipushi Project. On execution of the option, Kumba deposited the option fee of $100,000 into a joint venture account to meet expenditures incurred in negotiating commercial agreements between the Company, Kumba and Gécamines.

On January 30, 2002, the Company signed a joint venture agreement with Kumba whereby Kumba can earn up to 50% of the Company's interest in the Kipushi Project by incurring $3,500,000 of expenditures on the Project, including the conducting of feasibility studies. Kumba is not obliged to continue with the feasibility studies until commercial agreements for the rehabilitation and resumption of the Kipushi Mine have been entered into between the Company, Kumba and Gécamines, security of tenure is achieved via an agreement with Gécamines, and Governmental approval is received. During 2003, Kumba deposited a further $100,000 into the joint venture account to meet expenditures incurred towards achieving such an agreement. Kumba will be required to fund the $3,500,000 of expenditures (less already recognized expenditure by Kumba of $300,000) over a 28 month period commencing with the completion of these items, which must be no later than September 30, 2004, otherwise the agreement will terminate.

Negotiations with Gécamines continued during 2003, but the parties have primarily focused on finalizing the necessary agreements related to the Kolwezi Project. Once these agreements are finalized, which is expected in January 2004, the Company expects to begin final negotiations with Gécamines and the GDRC over the Kipushi Project.

Angola Licences

During the year ended October 31, 2001, the Government of Angola awarded two licences to Endiama E.P. ("Endiama"), the Angola state mining company, for properties to be explored and developed with the Company's wholly owned subsidiary, IDAS Resources N.V. ("IDAS"), a Netherlands Antilles company. These properties are a prospecting licence, which comprises approximately 2,690 km^2 in the Cuango River floodplain, and an adjacent exploitation licence ("Camutue"), which comprises approximately 246 km^2. Both licences are in the Provinces of Luanda-Norte and Malange, Angola.

During the year ended October 31, 2002, IDAS entered into a Heads of Agreement with Endiama and Twins Ltd. ("Twins"), a company representing private sector Angolan interests. The Heads of Agreement governs the obligations of the parties, including the formation and ownership structure of a new company (now to be called Luminas), which will exercise the mining rights. The financing of the project is to be undertaken by IDAS. IDAS is to own 51% of the share capital of Luminas for the period of time that any loans to Luminas by IDAS remain outstanding. Endiama will own 38% and Twins 11%. Once the loans have been repaid in full, IDAS is to own 49%, Endiama 38% and Twins 13%. IDAS has verbally agreed, and is in the course of formalizing, arrangements with Twins to ensure IDAS' continued voting control of Luminas. The Heads of Agreement, and a subsequent agreement entered into by the parties, set out the repayment terms of the loans from cash flows, and call for a minimum investment of $1,500,000 by IDAS for each of the two licences. IDAS will pay 10% of its dividends to Endiama during the first eighteen months of production. The board of directors of Luminas is to be comprised of five members, three of whom will be nominated by IDAS. The parties are now finalizing the text, which will require Angolan government approval, of a more detailed Prospecting Contract and Mining Contract for the respective licences, and also finalizing the articles of association of Luminas. Collectively, these instruments will govern the project. In these finalization discussions it has been verbally agreed that the board of directors of Luminas will be comprised of four members, of whom two will be nominated by IDAS, one by Twins and one by Endiama, and that IDAS plans to invest up to $5,000,000 in respect of the prospecting licence during the first five years.

IDAS is obliged to pay a net profits interest equal to 20% of the profits, to a maximum of $56,000,000, resulting from IDAS' share of income from operations of the Angola mineral properties. Profits means the actual and distributable proceeds received by IDAS from the properties, and will be calculated based on international generally accepted accounting principles.

Solwezi Property, Zambia

The Company has a prospecting licence, which is approximately 950 km^2, in the Solwezi District in the Republic of Zambia. The licence was renewed for a period of two years commencing on January 29, 2002. As the Company had not incurred any significant expenditures on the property since early in its 2000 fiscal year, it wrote down the property to $1 during the year ended October 31, 2002 in accordance with Canadian generally accepted accounting principles. The Company continues to hold the licence, and to evaluate future possibilities with respect to it.

The licence is situated adjacent to the border of the DRC near the Kipushi mine. A drilling and exploration programme carried out in fiscal year 2000 concluded that although economic grades were not encountered, the mineralization intersected was similar to the Kipushi deposit and could indicate deeper mineralization.

The licence expired in January 2004, and the Company has applied to extend the licence in respect of approximately 441 square kilometres thereof.

General Risk Factors

The Company is exposed to a number of general risks that could impact its assets and liabilities, financial position, and future prospects. Some risks are substantially outside the control of the Company. Risk factors include those summarized below and are also detailed in Item 3.D – "Risk Factors".

- Changes in the general economic outlook may have an impact on the Company and its level of exploration and development activities. Such changes include:

  - adverse changes in cobalt, copper, zinc and diamond prices reducing the economic viability of projects.

> ➢ changes in governmental regulations including those relating to prices, taxes, royalties, land tenure and use, the environment, remittability of foreign currency, and the importing and exporting of minerals.
>
> ➢ strength of the equity and share markets in Canada, the UK, and throughout the world.

- Failure of counterparties to meet their obligations under sales contracts or joint venture agreements.

- Civil unrest and armed conflicts, which have previously existed in the DRC and Angola.

Exploration and Development Risk Factors

Mineral exploration and development involves a high degree of risk, and few properties that are explored are ultimately developed into producing mines. There is no assurance that the Company's exploration and development activities will result in any discoveries of commercial bodies of ore or minerals. The long-term profitability of the Company's operations will be in part directly related to the cost and success of its exploration and subsequent evaluation programs, which may be affected by a number of factors. These include:

- The Angolan and Zambian resource properties in which the Company has an interest are in the exploration stages only, and are without a known body of commercial ore or minerals.

- Development of the Company's resource properties will only follow upon obtaining satisfactory results of property assessments. These assessments include the particular attributes of the mineral deposit (including, the quantity and quality of the ores, and the proximity to, or cost to develop, infrastructure for extraction); the cost of finance; mineral prices; and the competitive nature of the industry.

- The economic feasibility of any individual project is based upon estimates of *inter alia* mineral reserves, recovery rates, production rates, capital and operating costs, and future mineral prices. Such estimates are based largely upon the interpretation of geological data and feasibility studies. It is possible that actual operating costs and economic returns may differ materially from those contained in feasibility studies.

- The agreements on the Angolan projects are subject to the ratification and approval of the Angolan government.

- The agreement with Gécamines does not give the Company any interest in the Kipushi Project. The Company will only acquire an interest in the Kipushi Project if satisfactory agreements can be negotiated with Gécamines and the GDRC.

- The Company's mineral operations are located in emerging nations, and consequently may be subject to a higher level of risk compared to developed countries. Operations, the status of mineral property rights, and the recoverability of investments would be affected by changing economic, regulatory and political situations in Angola and the DRC.

Financing Risk Factors

Substantial expenditures are required to establish reserves, to develop processes to extract the resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. In the absence of cash flow from operations, the Company relies on capital markets and joint venture and option agreements to fund its exploration and evaluation and development activities. There can be no assurance that adequate funding will be available for these purposes when required.

The effects of all of these factors cannot be accurately predicted, but any combination of them may result in the Company not receiving an adequate return on invested capital.

Outlook

The Company's focus is on the evaluation of its existing Mineral Property Projects in the DRC and Angola. Subject to satisfactory exploration and feasibility results and the availability of the required financing on acceptable terms, the Company intends then to develop the Mineral Property Projects.

Specifically, the Company intends to:

- finalize the initialled CoA with Gécamines and the GDRC regarding the Kolwezi Project*;

- incorporate KMT*, and ensure that the Kolwezi Tailings Exploitation Permit is transferred to it;

- complete a full Feasibility Study (including, *inter alia,* an Environmental and Social Impact Assessment, detailed and value engineering, and marketing studies) on the Kolwezi Project;

- negotiate, in association with Kumba, the necessary modifications to the framework agreement with Gécamines, and secure tenure with regard to the Kipushi Project;

- through its joint venture with Kumba, conduct a feasibility study on a phased project for the Kipushi Project;

- finalize detailed agreements with Endiama and Twins concerning the commercial terms governing the prospecting and exploitation of diamond deposits on the Angolan properties, and obtain Angolan government approval therefor;

- incorporate Luminas to commence evaluation of the Camutue exploitation licence and exploration of the Cuango River Floodplain prospecting licence at the earliest opportunity;

- continue to evaluate new mineral property acquisition opportunities as they arise;

- finance these activities through a combination of existing resources, additional debt or equity financings of the Company, and/or project debt or equity financings.

Actual results in the future may differ materially from our present assessment of the Company's position because future events and circumstances may not occur as expected.

* The CoA for the Kolwezi Project was signed, and KMT was incorporated, in March 2004.

Selected Quarterly Information

	2003				
	Q1	Q2	Q3	Q4	Total
Administration costs	$477,976	$546,375	$386,137	$2,321,980	$3,732,468
Interest income	$ 1,980	$ 1,864	$ 3,007	$ 13,821	$ 20,672
Gain on sale of property, plant and equipment	$ -	$ 375	$ -	$ -	$ 375
Other income	$ -	$ 5,000	$ -	$ -	$ 5,000
Mineral property evaluation costs	$ 12,305	$ -	$ 895	$ (9,179)	$ 4,021
Foreign exchange loss (gain)	$(16,333)	$ 7,482	$ 23,687	$(186,699)	$(171,863)
Loss for period	$471,968	$546,618	$407,712	$2,112,281	$3,538,579
Loss per share	$0.01	$0.02	$0.01	$0.05	$0.10

	2002				
	Q1	Q2	Q3	Q4	Total
Administration costs	$375,778	$435,864	$433,873	$ 455,010	$1,690,525
Interest income	$ 11,057	$ 6,991	$ 6,129	$ 3,203	$ 27,380
Gain on sale of property, plant and equipment	$ -	$ -	$ 10,376	$ 270	$ 10,646
Other income	$ 20,000	$ -	$ -	$ -	$ 20,000
Write down of mineral properties	$ -	$ -	$ -	$1,824,127	$1,824,127
Write down of amounts receivable	$ 3,852	$ -	$ -	$ 1,947	$ 5,799
Mineral property evaluation costs	$ 8,111	$ 20,509	$ 7,847	$ 8,684	$ 45,151
Foreign exchange loss (gain)	$ (7,566)	$ 8,730	$ 3,626	$ 20,708	$ 25,498
Loss for period	$349,118	$458,112	$428,841	$2,297,003	$3,533,074
Loss per share	$0.01	$0.01	$0.01	$0.07	$0.11

C.   Research and Development, Patents and Licenses, etc.

The work on the Kolwezi pilot plant program yielded an invention relating to the removal of impurities in the cobalt circuit, for which CMD has made a patent application. (As part of the acquisition of AAC's 50% shareholding in CMD, it was agreed the final patent application should be in the joint names of CMD and Anglo American). The Company is, however, a natural resource company and does not normally engage in research and development activities.

D.   Trend Information.

The Company is a natural resource company engaged in the acquisition, exploration and development of precious stones and precious and base metal mineral properties. The Company is in the process of exploring and evaluating its mineral properties and projects and has not yet determined whether its properties and projects contain ore reserves that are economically recoverable. Consequently, there is no production, sales, or inventory in the conventional sense. The Company's financial success will be dependent upon the extent to which it can discover mineralization and the economic viability of developing such properties. Such development may take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty. The sales value of any mineralization discovered by the Company is largely dependent upon factors beyond the Company's control such as the market value of the metals or precious stones produced.

The Company is not aware of any trends, uncertainties, demands, commitments or events which are reasonably likely to have a material effect upon the Company's net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E.   Off balance sheet arrangements

The Company has no off balance sheet arrangements.

F.   Tabular disclosure of contractual obligations

The Company is committed to payments under an operating lease for office premises through to March 2008 of approximately $80,000 per year. The following table lists as of October 31, 2003 information with respect to the Company's known contractual obligations.

Contractual Obligations	Total	Payments due by period			
		Less than 1 year	*1- 3 years*	*3 – 5 years*	*More than 5 years*
Long-Term Debt Obligations	Nil	Nil	Nil	Nil	Nil
Capital (Finance) Lease Obligations	Nil	Nil	Nil	Nil	Nil
Operating Lease Obligations	$353,000	$80,000	$160,000	$113,000	Nil
Purchase Obligations	Nil	Nil	Nil	Nil	Nil
Other Long-Term Liabilities Reflected on the Company's Balance Sheet under the GAAP of The primary financial statements	Nil	Nil	Nil	Nil	Nil
Total	$353,000	$80,000	$160,000	$113,000	

In addition to the above, CMD and any other participating parties in the Kolwezi Tailings Project are committed (once the TER have been transferred to KMT, and once all financing arrangements for the Project to proceed with construction have been completed) to pay a total of $15,000,000 to Gécamines, based on their pro rata ownership of the Kolwezi Tailings Project (excluding Gécamines and the GDRC) as consideration for the TER. Of this amount, $5,000,000 is due at the time of transfer of the TER to KMT, which transfer is expected to be completed during the fiscal year ending October 31, 2004, and $10,000,000 following the completion of all financing arrangements for the Kolwezi Tailings Project, which is currently expected will be completed during the fiscal year ending October 31, 2005.

G. Safe harbour

Certain statements contained in the foregoing Operating Results and elsewhere in this Form 20-F constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made and readers are advised to consider such forward-looking statements in light of the risks set forth below.

Risk factors that could affect the Company's future results include, but are not limited to, risks inherent in mineral exploration activities and other operating and development risks, competition, environmental regulations, changes to reclamation requirements, volatility and sensitivity to market prices for base metals the impact of changes in foreign currencies' exchange rates, political risk arising from operating in Angola, the DRC, and Zambia, changes in government regulation and policies including taxes, royalties, trade laws and policies, demand for base metals, replacement of reserves and production, receipt of permits and approvals from governmental authorities, and the other risk factors detailed in Item 3.D – Risk Factors, and elsewhere in this Annual Report.

Item 6. Directors, Senior Management and Employees.

A. Directors and Senior Management.

The following table lists as of March 24, 2004 the names of the directors and senior management of the Company. The directors and senior management have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting of Shareholders or until a successor is duly elected, unless the office is vacated in accordance with the Company's Articles.

Name and Country of Residence [(1)]	Position (s) held	Date of First Appointment	Age
John Bentley[(2) (4)] *England*	Director	October, 2003	55
Etienne Denis [(4)] *Belgium*	Director	October, 1999	61
Paul C. MacNeill [(3) (4)] *Canada*	Corporate Secretary and Director	March, 1998	49
Bernard Pryor *England*	Chief Operating Officer and Director	August, 1999 as COO October 2003 as Director	46

Name and Country of Residence [1]	Position (s) held	Date of First Appointment	Age
Timothy Read *England*	President, Chief Executive Officer and Director	January, 1999	57
Bernard Vavala[2] [3][4] *United States of America*	Chairman of the Board and Director	January, 1998	46
Patrick J. Walsh [3] *Canada*	Director	January, 1998	57
Thomas David Button *England*	Chief Financial Officer	February, 2001	55

(1) The information as to country of residence and the details listed below as to the principal occupation of the directors and executive officers is not within the knowledge of the management of the Company and has been furnished by the respective directors and executive officers.

(2) Member of the Company's Compliance Committee.

(3) Member of the Company's Audit Committee.

(4) Member of the Company's Remuneration Committee.

Resumes

The following is a brief description of the employment background of the Company's directors and senior management:

John Bentley, Director

Mr. Bentley has served as a director of the Company since October 3, 2003. Mr. Bentley has been Managing Director of Osprey Oil & Gas Ltd. since founding the company in August 2001. Prior to that he was Chief Executive Officer of Energy Africa Ltd from its formation in February 1996 until December 2000. Previously he had 25 years in various executive positions in the Gencor Group including a period as Managing Director of Sao Bento Mineracao SA, Brazil from April 1988 until December 1992.

Mr. Bentley has a Bachelor of Technology degree in Metallurgy from Brunel University.

Etienne Denis, Director

Dr. Denis has served as a director of the Company since October 11, 1999. Dr. Denis is a non-executive director of Umicore S.A. (formerly Union Minière S.A.), a mining company in which Dr. Denis was employed from 1974 until April 2003.

Dr. Denis holds a degree of Doctor of Sciences from Catholic University of Louvain in Belgium.

Paul C. MacNeill, Director

Mr. MacNeill has served as a director of the Company since March 19, 1998. Mr. MacNeill is a lawyer who practices securities and corporate finance law in Vancouver, British Columbia. Prior to November 2002, Mr. MacNeill was a partner of the Vancouver, British Columbia law firm of Campney & Murphy, where he has practiced securities and corporate finance law for the past 18 years. Mr. MacNeill is a member of the Bar of the Province of British Columbia. Mr. MacNeill provides securities and corporate finance legal advice to a large number of public companies, many of which are engaged in the exploration, development and production of mineral and natural resources properties.

Mr. MacNeill has a Bachelor of Laws degree from the University of Toronto.

Bernard Pryor, Director and Chief Operating Officer

Mr. Pryor has served as Chief Operating Officer of the Company since August 1, 1999, and as a director of the Company since October 3, 2003. Prior to joining the Company, Mr, Pryor was the Chief Operating Officer of Western Pinnacle Mining Ltd., from January 1997 to December 1, 1998, and was a metallurgical engineer with Minproc Engineers Limited from 1989 to 1997.

Mr. Pryor is a Chartered Engineer, having undertaken his studies at the Royal School of Mines in London, England.

Timothy Read, President, Chief Executive Officer and Director

Mr. Read has served as the President, Chief Executive Officer and a director of the Company since January 15, 1999. Prior to joining the Company, Mr. Read was Managing Director of Investment Banking at Merrill Lynch in London, England for three years. Previous to that, Mr. Read was an Investment Banker and the Head of Mining at Smith New Court, also in London.

Mr. Read has a Bachelor of Arts (Economics) degree from the University of Strathclyde in Glasgow, Scotland and is a Fellow of the Securities Institute.

Bernard Vavala, Chairman of the Board and Director

Mr. Vavala has served as Chairman of the Company since April 30, 1998 and as a director of the Company since January 11, 1998. Mr. Vavala is a private investor, and prior to joining the Board, he was a Ratings Officer with Standard & Poors Corporation, located in New York, since 1985.

Mr. Vavala holds a Bachelor of Laws degree from the University of Connecticut and a Bachelor of Arts from Brown University.

Patrick J. Walsh, Director

Mr. Walsh has served as a director of the Company since January 11, 1998. Mr. Walsh was Vice-President of Greycliff Securities, located in Dallas, Texas from 1987 to 1991. Mr. Walsh has been retired since 1991.

Mr. Walsh holds a Bachelor of Arts degree from Sir George Williams University, located in Montreal, Quebec.

Thomas David Button, Chief Financial Officer

Mr. Button has served as Chief Financial Officer of the Company since February, 2001. Mr. Button has more than 25 years international mining industry experience, principally gained with Rio Tinto for whom his roles included President, Rio Tinto Russia; Senior Vice-President Finance, QIT-Fer et Titane; and Managing Director, Rio Tinto Aluminium Holdings.

Mr. Button has a Master of Science degree in Business Studies from the London Business School and a Master of Arts in Mathematics from Oxford University.

There are no family relationships among the members of the board of directors or the members of senior management of the Company. Mr. Denis, a director of the Company, is also a non-executive director of Umicore S.A.. See "Item 7A - Major Shareholders" for further particulars.

B.   Compensation.

The compensation paid to the directors of the Company is detailed in the Company's Management Information Circular prepared for the 2003 Annual General Meeting, which is an exhibit to this Annual Report and incorporated herein by reference.

The compensation paid to the executive officers and details of management contracts and incentive options granted to the four highest paid executive officers of the Company is detailed in the Company's Management Information Circular under the section entitled "Executive Remuneration" prepared for the 2003 Annual General Meeting, which is an exhibit to this Annual Report and incorporated herein by reference.

Compensation of directors for their services as directors and on Committees of the board is detailed in the Company's Management Information Circular under the section entitled "Compensation of Directors" prepared for the 2003 Annual General Meeting, which is an exhibit to this Annual Report and incorporated herein by reference.

C.   Board Practices.

The directors of the Company are elected annually and hold office until the next Annual General Meeting of the members of the Company or until their successors in office are duly elected or appointed. All directors are elected for a one-year term. All officers serve at the pleasure of the board of directors. The Company is scheduled to hold its 2003 Annual General Meeting on April 28, 2004. The next Annual General Meeting of the Shareholders of the Company thereafter has not been scheduled but must be held no later than April 30, 2005.

The Company's board of directors has only three committees – an Audit Committee (currently comprised of directors Paul C. MacNeill, Bernard Vavala and Patrick Walsh), a Remuneration Committee (currently comprised of directors John Bentley, Etienne Denis, Paul C. MacNeill and Bernard Vavala) and a Compliance Committee (currently comprised of directors John Bentley and Bernard Vavala). The members of each of these committees do not have any fixed terms for holding their positions and are appointed and replaced from time to time by resolution of the directors. Their appointments are not subject to any specific terms of reference.

Currently, there are no directors' service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment.

The Audit Committee meets with the President and Chief Executive Officer and the Chief Financial Officer of the Company and the independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls and procedures and the audit procedures and audit plans. The Audit Committee also recommends to the Board of Directors the auditors to be appointed. In addition, this Committee reviews and recommends to the Board for approval the annual financial statements, Management's Discussion and Analysis, and certain other documents required by regulatory authorities. The Audit Committee is mandated to meet, and also to consult the auditors, in the absence of management. During the year ending October 31, 2003, this Committee met four times.

The Compliance Committee administers and monitors compliance with, and provides guidance relating to, the Ethics & Conflict of Interest Policy that the Board approved in June 2003. This Committee did not meet during the year ending October 31, 2003.

The Remuneration Committee, in consultation with the President and Chief Executive Officer of the Company, reviews and recommends to the Board for approval all matters relating to compensation of executives of the Company. During the year ending October 31, 2003, this Committee met once.

D.   Employees.

The following table lists the numbers of employees and their geographical locations as at each of the fiscal years ended October 31, 2003, 2002 and 2001:

Location	October 31, 2003	October 31, 2002	October 31, 2001
Europe	7	6	6
Africa	31	31	30
North and South America	0	0	1
Totals	38	37	37

The employees provide management, technical and administrative services for the Company. The Company considers its employee relationships to be satisfactory. The Company's employees are not represented by labor unions and the Company is not aware of any attempts to organize our employees.

E.   Share Ownership.

The following table sets forth, as of March 24, 2004, the number of the Company's Common Shares beneficially owned by (a) the directors and members of senior management of the Company, individually, and as a group, and (b) the percentage ownership of the outstanding Common Shares represented by such shares. The security holders listed below are deemed to be the beneficial owners of Common Shares underlying options and warrants which are exercisable within 60 days from the above date.

Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown. The information appearing below concerning persons other than members of senior management and directors of the Company is to the Company's best knowledge based on information obtained from the Company's transfer agent.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature	Percentage of Class
Common	John Bentley England	125,000 [1]	0.18%
Common	Etienne Denis Belgium	7,350,000 [2]	9.47%
Common	Paul C. MacNeill Canada	250,000 [3]	0.35%
Common	Bernard Pryor England	325,000 [4]	0.46%
Common	Timothy Read England	866,000 [5]	1.22%
Common	Bernard Vavala United States of America	611,800 [6]	0.86%
Common	Patrick J. Walsh Canada	300,000 [7]	0.43%
Common	Thomas David Button England	255,000 [8]	0.36%
Common	All Directors and Officers as a group (8 individuals)	10,082,800 [9]	12.55%

(1) Comprises 125,000 options with an exercise price of CDN$1.21 (which options are exercisable presently or within 60 days).
(2) Comprises 3,550,000 shares and 3,550,000 warrants with an exercise price of CDN$3.50 (which warrants are exercisable presently or within 60 days) that are held by Umicore S.A., a company of which Mr. Denis is a non-executive director, and as to which Mr. Denis disclaims beneficial ownership; and also 250,000 options with an exercise price of CDN$1.50 (which options are exercisable presently or within 60 days),.
(3) Comprises 250,000 options with exercise prices ranging from CDN$0.60 to CDN$0.75 (which options are exercisable presently or within 60 days).
(4) Comprises 325,000 options with exercise prices ranging from CDN$0.60 to CDN$1.50 (which options are exercisable presently or within 60 days).
(5) Comprises 66,000 shares and 800,000 options with an exercise price of CDN$1.10 (which options are exercisable presently or within 60 days).
(6) Comprises 296,800 shares and 315,000 options with exercise prices ranging from CDN$0.60 to CDN$0.75 (which options are exercisable presently or within 60 days).
(7) Comprises 300,000 options with exercise prices ranging from CDN$0.75 to CDN$2.15, (which options are exercisable presently or within 60 days).
(8) Comprises 255,000 options with exercise prices ranging from CDN$0.60 to CDN$1.50, (which options are exercisable presently or within 60 days).
(9) Includes 3,550,000 warrants with an exercise price of CDN$3.50 (which warrants are exercisable presently or within 60 days) that are held by Umicore S.A., a company of which one of the directors (who disclaims beneficial ownership of such warrants) is a non-executive director, and 2,620,000 options held by the directors and officers as disclosed above (exercisable presently or within 60 days).

As at March 24, 2004, the directors and officers of the Company, as a group, beneficially owned 362,800 Common Shares representing 0.52% of the Common Shares issued and also held incentive stock options pursuant to which up to 2,620,000 Common Shares can be purchased. In addition, Umicore S.A., a company of which Mr. Denis, a director of the Company, is a non-executive director, owns 3,550,000

Common Shares representing 5.05% of the Common Shares issued and also held share purchase warrants pursuant to which up to 3,550,000 Common Shares can be purchased.

Item 7.   Major Shareholders and Related Party Transactions.

A.   Major Shareholders.

A major shareholder is a shareholder owning directly or indirectly more than 5% of the issued shares of the Company**.**

The Company is a publicly owned corporation, the majority of the Common Shares of which are owned by persons resident outside the United States. To the best of the Company's knowledge, the Company is not directly owned or controlled by another corporation or any foreign government.

As at March 24, 2004, the Company believes that approximately 18,622,285 of the issued and outstanding common shares were held by 103 shareholders with addresses in the United States. A number of these shares are held in "street" name and may, therefore, be held by several beneficial owners.

As at March 24, 2004, to the best of the Company's knowledge, only the following beneficially own, directly or indirectly, more than 5% of the issued shares of the Company. To the best knowledge of the Company, there are no voting arrangements with other shareholders of the Company. The Company's major shareholders do not have different voting rights from other shareholders.

Shareholder Name	Number of Shares	Percentage of Issued Shares
Prudential plc and subsidiaries	7,875,000	11.21%
Jean-Raymond Boulle	5,509,107[1]	7.84%
BNY (OCS) Nominees Limited	3,700,000	5.27%
Umicore S.A.	3,550,000 [2]	5.05%

(1)   Of these shares, 60,035 are reported as being indirectly held through America Diamond Corp, being wholly-owned by Mr. Boulle. The balance are reported as being indirectly held through Gondwana (Investments) S.A. (previously Gondwana (Investments) Ltd.), a Luxembourg company, which is also owned indirectly by Mr. Boulle.
(2)   Etienne Denis, a director of the Company, is a non-executive director of Umicore S.A.

B.   Related Party Transactions.

During the year ended October 31, 2003, the Company has paid or accrued an aggregate of $90,621 (2002 - $99,958; 2001 - $97,843) for legal services to law firms in which a director of the Company was a partner during the year.

During the year ended October 31, 2003, no related party transactions occurred other than as described above.

C.   Interests of Experts and Counsel.

Not Applicable.

Item 8.   Financial Information.

A.   Consolidated Statements and Other Financial Information.

Exhibited hereto are Consolidated Financial Statements audited by an independent auditor and accompanied by an audit report including comments by auditors for U.S. readers on Canada – U.S. reporting difference, comprised of consolidated balance sheets as at October 31, 2003 and 2002, consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended October 31, 2003 and related notes.

There are no legal proceedings currently pending.

The Company has not paid dividends in the past and does not expect to pay dividends in the near future.

B.   Significant Changes.

There have been no significant changes since the date of the Company's annual financial statements, other than as disclosed in this Annual Report.

Item 9.   The Offer and Listing.

The Common Shares of the Company were listed and posted for trading on The Toronto Stock Exchange (the "TSX") on October 17, 1996, and trade on the TSX under the symbol "AMZ". On September 18, 1998, the Company delisted its Common Shares from the Vancouver Stock Exchange. On September 25, 2003, the Company's shares were listed for trading on the Alternative Investment Market of the London Stock Exchange ("AIM") under the symbol "AMF". The Company's common shares are not currently trading on any U.S. stock exchange or on the over-the-counter market, and accordingly, there is currently no public market for the Company's common shares in the United States.

A.   Offer and Listing Details.

The following tables set forth the reported high and low closing bid prices (all expressed in Canadian dollars) on the TSX for (a) the five most recent fiscal years; (b) each quarterly period for the past two fiscal years and for the first quarter of the Company's 2004 fiscal year, and (c) for the six months from September 2003 to February 2004.

High and Low Price for the Five Most Recent Fiscal Years		
Fiscal Year ended October 31	High	Low
1999	$2.98	$0.75
2000	$2.08	$0.36
2001	$1.26	$0.18
2002	$0.90	$0.35
2003	$1.40	$0.36

High and Low Prices for Each Quarterly Period for the Past Two Fiscal Years and For the First Quarter of Fiscal Year 2004		
Period Ended:	High	Low
January 31, 2002	$0.75	$0.35
April 30, 2002	$0.64	$0.35
July 31, 2002	$0.90	$0.38
October 31, 2002	$0.85	$0.40
January 31, 2003	$0.71	$0.45
April 30, 2003	$0.60	$0.36
July 31, 2003	$1.39	$0.37
October 31, 2003	$1.02	$1.40
January 31, 2004	$1.90	$1.12

High and Low Prices for the Most Recent Six Months		
Period Ended:	High	Low
October 31, 2003	$1.34	$1.12
November 30, 2003	$1.90	$1.20
December 31, 2003	$1.54	$1.15
January 31, 2004	$1.25	$1.70
February 29, 2004	$2.28	$1.38
March 31, 2004	$2.38	$1.98

On October 31, 2003, the closing price of the Common Shares on the TSX was CDN$1.12 share and on April 1, 2004, the closing price of the Common Shares on the TSX was CDN$2.25 per share.

The following tables set forth the reported high and low closing bid prices (all expressed in £ Sterling) on AIM for (a) the period from September 25, 2003, when trading in the Company's shares started on AIM, to the end of the Company's 2003 fiscal year; (b) each quarterly period for the past fiscal year (part only *) and for the first quarter of the Company's 2004 fiscal year, and (c) for the part month of September 2003 * and for the five months from October 2003 to February 2004.

High and Low Price for the Most Recent Fiscal Year*		
Fiscal Year ended October 31	High	Low
2003 *	£0.595	£0.535

* Trading of the Company's shares on the AIM commenced on September 25, 2003.

High and Low Prices for Each Quarterly Period for the Past Fiscal Year* and For the First Quarter of Fiscal Year 2004		
Period Ended:	High	Low
October 31, 2003 *	£0.595	£0.535
January 31, 2004	£0.775	0.535

* Trading of the Company's shares on the AIM commenced on September 25, 2003.

High and Low Prices for the Most Recent Six Months		
Period Ended:	High	Low
October 31, 2003	£0.595	£0.535
November 30, 2003	£0.775	£0.535
December 31, 2003	£0.70	£0.57
January 31, 2004	£0.73	£0.57
February 29, 2004	£0.89	£0.61
March 31, 2004	£1.02	£0.84

On October 31, 2003, the closing price of the Common Shares on AIM was £0.535 share and on April 1, 2004, the closing price of the Common Shares on the AIM was £0.92 per share.

B.   Plan of Distribution.

Not Applicable

C. **Markets.**

The Common Shares of the Company were listed and posted for trading on The Toronto Stock Exchange (the "TSX") on October 17, 1996, and trade on the TSX under the symbol "AMZ". On September 18, 1998, the Company delisted its Common Shares from the Vancouver Stock Exchange. On September 25, 2003, the Company's shares were listed for trading on the Alternative Investment Market of the London Stock Exchange ("AIM") under the symbol "AMF". The Company's common shares are not currently trading on any U.S. stock exchange or on the over-the-counter market, and accordingly, there is currently no public market for the Company's common shares in the United States.

D. **Selling Shareholders.**

Not Applicable.

E. **Dilution.**

Not Applicable

F. **Expenses of the Issue.**

Not Applicable

Item 10. **Additional Information.**

A. **Share Capital.**

Not Applicable

B. **Memorandum and Articles of Association.**

Incorporation

The Company was incorporated by registration of its memorandum in British Columbia. Canada, under Certificate of Incorporation number 200094 on November 16, 1979. The Company was continued under the laws of Yukon Territory by articles of continuance on August 11, 1995. In accordance with the Company's Articles of Continuance, the Company is restricted from carrying on the business of a railway, steamship, air transport, canal, telegraph, telephone or irrigation company. The Company does not have any stated "objects" or "purposes" as such are not required by the corporate laws of the Yukon Territory. Rather, the Company is, by such corporate laws, entitled to carry on any activities whatsoever, which are not specifically precluded by other statutory provisions of the Yukon Territory.

Powers and Functions of the Directors

The powers and functions of the Directors are set forth in the *Yukon Business Corporations Act* and in the Company's By-Laws, which were adopted and filed as of the date of its continuation into the Yukon Territory. They provide:

> (a) A Director is obliged to disclose his potential interest in a proposal, arrangement or contract being considered by the Company, and may not vote on any proposal, arrangement or contract proposed, but such Director shall be counted in the quorum at the meeting of the Directors at which the proposal, arrangement or contract is approved;

(b) The Directors may, in the absence of an independent quorum, vote compensation to themselves;

(c) There are no limitations on the exercise by the Directors of the Company's borrowing powers;

(d) There are no provisions for the retirement or non-retirement of Directors under an age limit;

(e) There is no requirement for a Director to hold any shares in the Company.

Rights and Restrictions Attached to the Shares

The Company's authorized capital consists of an unlimited number of Class "A" common shares without par value (the "Common Shares"). As all of the Company's authorized and issued shares are of one class, the Company's Articles of Continuation provide that all authorized and issued shares rank equally in respect to the declaration and receipt of dividends, the rights to share in any profits or surplus on liquidation, dissolution or winding up of the Company. Each share has attached to it one non-cumulative vote.

Alteration of Share Rights

To alter the rights of holders of issued shares of the Company such alteration must be approved by the majority vote of two-thirds of the issued shares of the Company attending and voting at a meeting of the shareholders of the Company.

Annual General Meetings

Annual General Meetings are called and scheduled upon decision by the Board of Directors. The Directors may convene an extraordinary general meeting of the shareholders. The holders of not less than 5% of the Company's issued shares may requisition an extraordinary meeting of the shareholders. All meetings of the shareholders may be attended by registered shareholders or persons who hold powers of attorney or proxies given to them by registered shareholders.

Foreign Ownership Limitations

The Company's Articles of Continuation do not contain limitations prohibiting shares being held by non-residents, foreigners or any other group.

Change of Control

There are no provisions in the Company's Articles or charter documents that would have an effect of delaying, deferring or preventing a change in the control of the Company, or that would operate with respect to any proposed merger, acquisition or corporate restructuring of the Company.

Share Ownership Reporting Obligations

There are no provisions in the Company's Articles requiring share ownership to be disclosed. The securities laws of the Provinces of British Columbia and Ontario require disclosure of shareholdings by:

(a) insiders who are directors or senior officers of the Company and;

(b) a person who has direct or indirect beneficial ownership of, control or direction over, or a combination of direct or indirect beneficial ownership of and of control or direction over securities of the Company carrying more than 10% of the voting rights attached to all the Company's outstanding voting securities.

Securities legislation in the Canada requires that shareholder ownership must be disclosed once a person owns beneficially or has control or direction over greater than 10% of the issued shares of the Company. This threshold is higher than the 5% threshold under U.S. securities legislation at which shareholders must report their share ownership.

C.   Material Contracts.

Other than as already disclosed elsewhere in this Annual Report under the "Item 4 – Information on the Company", the Company has not entered into any material contracts during the prescribed time period.

D.   Exchange Controls.

Exchange Controls and Investment Canada Act

Canada has no system of exchange controls. There are no exchange restrictions on borrowing from foreign countries nor on the remittance of dividends, interest, royalties and similar payments, management fees, loan repayments, settlement of trade debts, or the repatriation of capital. Any such remittances to United States residents, however, may be subject to a withholding tax pursuant to the Canadian Income Tax Act as modified by the reciprocal tax treaty between Canada and the United States. See "Item 10E., Taxation".

The Investment Canada Act (the "Act"), enacted on June 20, 1985, requires prior notification to the Government of Canada on the "acquisition of control" of Canadian businesses by non-Canadians, as defined in the Act. Certain acquisitions of control, discussed below, are also to be reviewed by the Government of Canada. The term "acquisition of control" is defined as any one or more non-Canadian persons acquiring all or substantially all of the assets used in the Canadian business, or the acquisition of the voting shares of a Canadian corporation carrying on the Canadian business or the acquisition of the voting interests of an entity controlling or carrying on the Canadian business. The acquisition of the majority of the outstanding shares is deemed to be an "acquisition of control" of a corporation. The acquisition of less than a majority, but one-third or more, of the outstanding voting shares of a corporation is presumed to be an "acquisition of control" of a corporation unless it can be established that the purchaser will not control the corporation.

Investments requiring notification and review are all direct acquisitions of Canadian businesses with assets of CDN$5,000,000 or more (subject to the comments below on WTO investors), and all indirect acquisitions of Canadian businesses (subject to the comments below on WTO investors) with assets of more than CDN$50,000,000 or with assets of between CDN$5,000,000 and CDN$50,000,000 which represent more than 50% of the value of the total international transaction. In addition, specific acquisitions or new businesses in designated types of business activities related to Canada's cultural heritage or national identity could be reviewed if the Government of Canada considers that it is in the public interest to do so.

The Act was amended with the implementation of the Agreement establishing the World Trade Organization ("WTO") to provide for special review thresholds for "WTO investors", as defined in the Act. "WTO investor" generally means (i) an individual, other than a Canadian, who is a national of a WTO member (such as, for example, the United States), or who has the right of permanent residence in relation to that WTO member, (ii) governments of WTO members, and (iii) entities that are not Canadian controlled, but which are WTO investor controlled, as determined by rules specified in the Act. The special review thresholds for WTO investors do not apply, and the general rules described above do apply, to the acquisition of control of certain types of businesses specified in the Act, including a business that is a "cultural business". If the WTO investor rules apply, an investment in the shares of the Company by or from a WTO investor will be reviewable only if it is an investment to acquire control of the Company and the value of the assets of the Company is equal to or greater than a specified amount (the "WTO Review Threshold"). The WTO Review Threshold is adjusted annually by a formula relating to increases in the nominal gross domestic product of Canada. The 2004 WTO Review Threshold is CDN$237,000,000.

If any non-Canadian, whether or not a WTO investor, acquires control of the Company by the acquisition of shares, but the transaction is not reviewable as described above, the non-Canadian is required to notify the Canadian government and to provide certain basic information relating to the investment. A non-Canadian, whether or not a WTO investor, is also required to provide a notice to the government on the establishment of a new Canadian business. If the business of the Company is then a prescribed type of business activity related to Canada's cultural heritage or national identity, and if the Canadian government considers it to be in the public interest to do so, then the Canadian government may give notice in writing within 21 days requiring the investment to be reviewed.

For non-Canadians (other than WTO investors), an indirect acquisition of control, by the acquisition of voting interests of an entity that directly or indirectly controls the Company, is reviewable if the value of the assets of the Company is then CDN$50,000,000 or more. If the WTO investor rules apply, then this requirement does not apply to a WTO investor, or to a person acquiring the entity from a WTO investor. Special rules specified in the Act apply if the value of the assets of the Company is more than 50% of the value of the entity so acquired. By these special rules, if the non-Canadian (whether or not a WTO investor) is acquiring control of an entity that directly or indirectly controls the company, and the value of the assets of the Company and all other entities carrying on business in Canada, calculated in the manner provided in the Act and the regulations under the Act, is more than 50% of the value, calculated in the manner provided in the Act and the regulations under the Act, of the assets of all entities, the control of which is acquired, directly or indirectly, in the transition of which the acquisition of control of the Company forms a part, then the thresholds for a direct acquisition of control as discussed above will apply, that is, a WTO Review Threshold of CDN$237,000,000 (in 2004) for a WTO investor or a threshold of CDN$5,000,000 for a non-Canadian other than a WTO investor. If the value exceeds that level, then the transaction must be reviewed in the same manner as a direct acquisition of control by the purchase of shares of the Company.

If an investment is reviewable, an application for review in the form prescribed by the regulations is normally required to be filed with the Director appointed under the Act (the "Director") prior to the investment taking place and the investment may not be consummated until the review has been completed. There are, however, certain exceptions. Applications concerning indirect acquisitions may be filed up to 30 days after the investment is consummated and applications concerning reviewable investments in culture-sensitive sectors are required upon receipt of a notice for review. In addition, the Minister (a person designated as such under the Act) may permit an investment to be consummated prior to completion of the review, if he is satisfied that delay would cause undue hardship to the acquiror or jeopardize the operations of the Canadian business that is being acquired. The Director will submit the application to the Minister, together with any other information or written undertakings given by the acquiror and any representation submitted to the Director by a province that is likely to be significantly affected by the investment.

The Minister will then determine whether the investment is likely to be of net benefit to Canada, taking into account the information provided and having regard to certain factors of assessment where they are relevant. Some of the factors to be considered are (i) the effect of the investment on the level and nature of economic activity in Canada, including the effect on employment, on resource processing, and on the utilization of parts, components and services produced in Canada; (ii) the effect of the investment on exports from Canada; (iii) the degree and significance of participation by Canadians in the Canadian business and in any industry in Canada of which it forms a part; (iv) the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada; (v) the effect of the investment on competition within any industry or industries in Canada; (vi) the compatibility of the investment with national industrial, economic and cultural policies taking into consideration industrial, economic and cultural objectives enunciated by the government or legislature of any province likely to be significantly affected by the investment; and (vii) the contribution of the investment to Canada's ability to compete in world markets.

The Act sets certain time limits for the Director and the Minister. Within 45 days after a completed application has been received, the Minister must notify the acquiror that (a) he is satisfied that the investment is likely to be of net benefit to Canada, or (b) he is unable to complete his review, in which case he shall have 30 additional days to complete his review (unless the acquiror agrees to a longer period), or (c) he is not satisfied that the investment is likely to be of net benefit to Canada.

Where the Minister has advised the acquiror that he is not satisfied that the investment is likely to be of net benefit to Canada, the acquiror has the right to make representations and submit undertakings within 30 days of the date of the notice (or any further period that is agreed upon between the acquiror and the Minister). On the expiration of the 30 day period (or the agreed extension), the Minister must forthwith notify the acquiror (i) that he is now satisfied that the investment is likely to be of net benefit to Canada or (ii) that he is not satisfied that the investment is likely to be of net benefit to Canada. In the latter case, the acquiror may not proceed with the investment or, if the investment has already been consummated, must divest itself of control of the Canadian business.

The Act provides civil remedies for non-compliance with any provision. There are also criminal penalties for breach of confidentiality or providing false information.

E.   Taxation.

A brief description of certain provisions of the tax treaty between Canada and the United States is included below, together with a brief outline of certain taxes, including withholding provisions, to which United States security holders are subject under existing laws and regulations of Canada. The consequences, if any, of provincial, state and local taxes are not considered.

The following information is general and security holders should seek the advice of their own tax advisors, tax counsel or accountants with respect to the applicability or effect on their own individual circumstances of the matters referred to herein and of any provincial, state or local taxes.

Certain Canadian Federal Income Tax Consequences

The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of shares of common stock of the Company for a shareholder of the Company who is not a resident of Canada but is a resident of the United States and who will acquire and hold shares of common stock of the Company as capital property for the purposes of the *Income Tax Act* (Canada) (the "Canadian Tax Act"). This summary does not apply to a shareholder who carries on business in Canada through a "permanent establishment" situated in Canada or performs independent personal services in Canada through a fixed base in Canada if the shareholder's holding in the Company is effectively connected with such permanent establishment or fixed base. This summary is based on the provisions of the Canadian Tax Act and the regulations thereunder and on an understanding of the administrative practices of Canada Revenue Agency, and takes into account all specific proposals to amend the Canadian Tax Act or regulations made by the Minister of Finance of Canada as of the date hereof. It has been assumed that there will be no other relevant amendment of any governing law although no assurance can be given in this respect. This discussion is general only and is not a substitute for independent advice from a shareholder's own Canadian and U.S. tax advisors.

The provisions of the Canadian Tax Act are subject to income tax treaties to which Canada is a party, including the Canada-United States Income Tax Convention (1980), as amended (the "Convention").

Dividends on Common Shares and Other Income

Under the Canadian Tax Act, a non-resident of Canada is generally subject to Canadian withholding tax at the rate of 25 percent on dividends paid or deemed to have been paid to him or her by a corporation resident in Canada. The Convention limits the rate to 15 percent if the shareholder is a resident of the United States and the dividends are beneficially owned by and paid to such shareholder, and to 5 percent if the shareholder is also a corporation that beneficially owns at least 10 percent of the voting stock of the payor corporation.

The amount of a stock dividend (for tax purposes) would generally be equal to the amount by which the paid up or stated capital of the Company had increased by reason of the payment of such dividend. The Corporation will furnish additional tax information to shareholders in the event of such a dividend.

The Convention generally exempts from Canadian income tax dividends paid to a religious, scientific, literary, educational or charitable organization or to an organization constituted and operated exclusively to administer a pension, retirement or employee benefit fund or plan, if the organization is a resident of the United States and is exempt from income tax under the laws of the United States.

The tax payable on dividends is to be withheld at source by the Company or people acting on its behalf. The Company is liable for the amount of the tax, penalties and interest if it fails to so withhold. The taxpayer is liable in any event if the Company fails to withhold.

Dispositions of Common Shares

Under the Canadian Tax Act, a taxpayer's capital gain or capital loss from a disposition of a share of common stock of the Company is the amount, if any, by which his or her proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of his or her adjusted cost base of the share and reasonable expenses of disposition. The capital gain or loss must be computed in Canadian currency using a weighted average adjusted cost base for identical properties. Fifty percent of a capital gain are included in income. The amount by which a shareholder's capital loss exceeds the capital gain in a year may be deducted from a capital gain realized by the shareholder in the three previous years or any subsequent year, subject to certain restrictions in the case of a corporate shareholder.

Under the Canadian Tax Act, a non-resident of Canada is subject to Canadian tax on taxable capital gains, and may deduct allowable capital losses, realized on a disposition of "taxable Canadian property." Shares of common stock of the Company will constitute taxable Canadian property of a shareholder at a particular time if the shareholder used the shares in carrying on business in Canada, or if at any time in the five years immediately preceding the disposition 25% or more of the issued shares of any class or series in the capital stock of the Company belonged to one or more persons in a group comprising the shareholder and persons with whom the shareholder and persons with whom the shareholder did not deal at arm's length and in certain other circumstances.

The Convention relieves United States residents from liability for Canadian tax on capital gains derived on a disposition of shares unless

(a) the value of the shares is derived principally from "real property" situated in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production,

(b) the shareholder was resident in Canada for 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he or she ceased to be resident in Canada, or

(c) the shares formed part of the business property of a "permanent establishment" that the holder has or had in Canada within the 12 months preceding the disposition.

United States Federal Income Tax Consequences

The following is a summary of the anticipated material U.S. federal income tax consequences to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of shares of common stock of the Company ("Common Shares").

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the acquisition, ownership, and disposition of Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

Scope of this Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "Canada-U.S. Tax Convention"), and U.S. court decisions that are applicable as of the date of this Annual Report. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

For purposes of this summary, a "U.S. Holder" is a beneficial owner of Common Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S.,

(b) a corporation, or other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

A "non-U.S. Holder" is a beneficial owner of Common Shares other than a U.S. Holder. This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to non-U.S. Holders. Accordingly, a non-U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences (including the potential application of any tax treaties) of the acquisition, ownership, and disposition of Common Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies or that are broker-dealers or dealers in securities; (c) U.S. Holders that have a "functional currency" other than the U.S. dollar; (d) U.S. Holders that are subject to the alternative minimum tax provisions of the Code; (e) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired Common Shares through the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that are partners of partnerships or that are owners of other entities classified as partnerships or "pass-through" entities for U.S. federal income tax purposes; and (h) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

This summary does not address the U.S. state and local or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. state and local and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares. (See "Taxation—Canadian Federal Income Tax Consequences" above).

Treaty Application to Certain Individual U.S. Holders

Individual U.S. Holders who do not maintain a substantial presence, permanent home, or habitual abode in the U.S., or whose personal and economic relations are not closer to the U.S. than to any other country (other than Canada), may be unable to benefit from the provisions of the Canada-U.S. Tax Convention.

An individual U.S. Holder described immediately above should consult its own financial advisor, legal counsel, or accountant regarding the availability of benefits under the Canada-U.S. Tax Convention.

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

<u>Distributions on Common Shares</u>

General Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to the Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of the Company. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of the Company, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Common Shares and, (b) thereafter, as gain from the sale or exchange of such Common Shares. (See more detailed discussion at "Disposition of Common Shares" below).

Reduced Tax Rates for Certain Dividends

For taxable years beginning after December 31, 2002 and before January 1, 2009, a dividend paid by the Company generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Company is a "qualified foreign corporation" (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Common Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the "ex-dividend date" (i.e., the first date that a purchaser of such Common Shares will not be entitled to receive such dividend).

The Company generally will be a "qualified foreign corporation" under Section 1(h)(11) of the Code (a "QFC") if (a) the Company is incorporated in a possession of the U.S., (b) the Company is eligible for the benefits of the Canada-U.S. Tax Convention, or (c) the Common Shares are readily tradable on an established securities market in the U.S. However, even if the Company satisfies one or more of such requirements, the Company will not be treated as a QFC if the Company is a "foreign personal holding company," a "foreign investment company," or a "passive foreign investment company" (each as defined below) for the taxable year during which the Company pays a dividend or for the preceding taxable year.

The Company does not believe that it will be treated as a QFC because the Company believes that it will be a "passive foreign investment company" (See more detailed discussion at "Additional Rules that May Apply to U.S. Holders—Passive Foreign Investment Company" below). If the Company is not a QFC, a dividend paid by the Company to a U.S. Holder that is an individual, estate, or trust generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). The dividend rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the dividend rules.

Distributions Paid in Foreign Currency

The amount of a distribution paid in foreign currency generally will be equal to the U.S. dollar value, based on the exchange rate, of such distribution on the date of receipt. A U.S. Holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt. Such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars). However, an individual U.S. Holder whose realized gain does not exceed $200 will not recognize such gain to the extent that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense or as an expense for the production of income.

Dividends Received Deduction

Dividends paid on the Common Shares generally will not be eligible for the "dividends received deduction." The availability of the dividends received deduction is subject to complex limitations that are beyond the scope of this discussion, and a U.S. Holder that is a corporation should consult its own financial advisor, legal counsel, or accountant regarding the dividends received deduction.

Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder's tax basis in the Common Shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Common Shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses and net capital losses are subject to complex limitations. For a U.S. Holder that is an individual, estate, or trust, capital losses may be used to offset capital gains and up to $3,000 of ordinary income. An unused capital loss of a U.S. Holder that is an individual, estate, or trust generally may be carried forward to subsequent taxable years, until such net capital loss is exhausted. For a U.S. Holder that is a corporation, capital losses may be used to offset capital gains, and an unused capital loss generally may be carried back three years and carried forward five years from the year in which such net capital loss is recognized.

Foreign Tax Credit

A U.S. Holder who pays (whether directly or through withholding) Canadian or other foreign income tax with respect to the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian or other foreign tax paid. Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder's U.S. federal income tax liability that such U.S. Holder's "foreign source" taxable income bears to such U.S. Holder's worldwide taxable income. In applying this limitation, a U.S. Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source." In addition, this limitation is calculated separately with respect to specific categories of income (including "passive income," "high withholding tax interest," "financial services income," "shipping income," and certain other categories of income). Dividends paid by the Company generally will constitute "foreign source" income and generally will be classified as "passive income" or, in the case of certain U.S. Holders, "financial services income." In addition, a U.S. Holder that is a corporation and that owns 10% or more of the voting stock of the Company may, subject to complex limitations, be entitled to an "indirect" foreign tax credit under Section 902 of the Code with respect to dividends paid by the Company. The foreign tax credit rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the foreign tax credit rules.

Information Reporting; Backup Withholding

Payments made within the U.S. of dividends on, and proceeds arising from the sale or other taxable disposition of, Common Shares generally will subject to information reporting and backup withholding, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding rules.

Additional Rules that May Apply to U.S. Holders

If the Company is a "foreign personal holding company," a "foreign investment company," a "controlled foreign corporation," or a "passive foreign investment company" (each as defined below), the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.

Foreign Personal Holding Company

The Company generally will be a "foreign personal holding company" under Section 552 of the Code (a "FPHC") if (a) at any time during a taxable year, more than 50% of the total voting power or the total value of the outstanding shares of the Company is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the U.S. and (b) 60% (or 50% in certain cases) or more of the gross income of the Company for such taxable year is foreign personal holding company income. "Foreign personal holding company income" includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

If the Company is a FPHC, a U.S. Holder generally will be required to include in gross income such U.S. Holder's allocable portion of the "undistributed foreign personal holding company income" (as defined in Section 556 of the Code) of the Company. The Company does not believe that it has previously been, or currently is, a FPHC. However, there can be no assurance that the Company will not be a FPHC for the current or any future taxable year.

Foreign Investment Company

The Company generally will be a "foreign investment company" under Section 1246 of the Code (a "FIC") if (a) 50% or more of the total voting power or the total value of the outstanding shares of the Company is owned, directly or indirectly, by citizens or residents of the U.S., domestic partnerships, domestic corporations, domestic estates, or domestic trusts (each as defined in Section 7701(a)(30) of the

Code) and (b) the Company is engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest in securities or commodities.

If the Company is a FIC, all or part of any gain recognized by a U.S. Holder on the sale or other taxable disposition of Common Shares will be treated as ordinary income rather than as capital gain. The Company does not believe that it has previously been, or currently is, a FIC. However, there can be no assurance that the Company will not be a FIC for the current or any future taxable year.

Controlled Foreign Corporation

The Company generally will be a "controlled foreign corporation" under Section 957 of the Code (a "CFC") if more than 50% of the total voting power or the total value of the outstanding shares of the Company is owned, directly or indirectly, by citizens or residents of the U.S., domestic partnerships, domestic corporations, domestic estates, or domestic trusts (each as defined in Section 7701(a)(30) of the Code), each of which own, directly or indirectly, 10% or more of the total voting power of the outstanding shares of the Company (a "10% Shareholder").

If the Company is a CFC, a 10% Shareholder generally will be subject to current U.S. federal income tax with respect to (a) such 10% Shareholder's pro rata share of the "subpart F income" (as defined in Section 952 of the Code) of the Company and (b) such 10% Shareholder's pro rata share of the earnings of the Company invested in "United States property" (as defined in Section 956 of the Code). In addition, under Section 1248 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares by a U.S. Holder that was a 10% Shareholder at any time during the five-year period ending with such sale or other taxable disposition generally will be treated as a dividend to the extent of the "earnings and profits" of the Company that are attributable to such Common Shares. If the Company is both a CFC and a "passive foreign investment company" (as defined below), the Company generally will be treated as a CFC (and not as a "passive foreign investment company") with respect to any 10% Shareholder.

The Company does not believe that it has previously been, or currently is, a CFC. However, there can be no assurance that the Company will not be a CFC for the current or any future taxable year.

Passive Foreign Investment Company

The Company generally will be a "passive foreign investment company" under Section 1297 of the Code (a "PFIC") if, in a taxable year, (a) 75% or more of the gross income of the Company for such taxable year is passive income or (b) 50% or more of the assets held by the Company either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if the Company is not publicly traded and either is a "controlled foreign corporation" or makes an election). "Passive income" includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. However, gains arising from the sale of commodities generally are excluded from passive income if (a) a foreign corporation holds the commodities directly (and not through an agent or independent contractor) as inventory or similar property or as dealer property, (b) such foreign corporation incurs substantial expenses related to the production, processing, transportation, handling, or storage of the commodities, and (c) gross receipts from sales of commodities that satisfy the requirements of clauses (a) and (b) constitute at least 85% of the total gross receipts of such foreign corporation.

For purposes of the PFIC income test and assets test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly its proportionate share of the income of such other foreign corporation. In addition, for purposes of the PFIC income test and asset test described above, "passive income" does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a "related person" (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

The Company believes that it was a PFIC for the taxable year ended October 31, 2003, and that it will be a PFIC for the taxable year ending October 31, 2004. There can be no assurance, however, that the IRS will not challenge the determination made by the Company concerning its PFIC status.

Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes an election to treat the Company as a "qualified electing fund" or "QEF" under Section 1295 of the Code (a "QEF Election") or a mark-to-market election under Section 1296 of the Code (a "Mark-to-Market Election"). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a "Non-Electing U.S. Holder."

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of Common Shares and (b) any excess distribution paid on the Common Shares. A distribution generally will be an "excess distribution" to the extent that such distribution (together with all other distributions received in the current taxable year) exceeds 125% of the average distributions received during the three preceding taxable years (or during a U.S. Holder's holding period for the Common Shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares, and any excess distribution paid on the Common Shares, must be ratably allocated to each day in a Non-Electing U.S. Holder's holding period for the Common Shares. The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder's holding period for the Class Common Shares (other than years prior to the first taxable year of the Company during such Non-Electing U.S. Holder's holding period and beginning after January 1, 1987 for which the Company was a PFIC) will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year. A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year. Such a Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as "personal interest," which is not deductible. The amount of any such gain or excess distribution allocated to the current year of such Non-Electing U.S. Holder's holding period for the Common Shares will be treated as ordinary income in the current year, and no interest charge will be incurred with respect to the resulting tax liability for the current year.

If the Company is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds Common Shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent years. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Common Shares were sold on the last day of the last taxable year for which the Company was a PFIC.

QEF Election

A U.S. Holder that makes a QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above. However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder's pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder. Generally, "net capital gain" is the excess of (a) net long-term capital gain over (b) net short-term capital gain, and "ordinary earnings" are the excess of (a) "earnings and profits" over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company. However, a U.S. Holder that makes a QEF Election may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as "personal interest," which is not deductible.

A U.S. Holder that makes a QEF Election generally also (a) may receive a tax-free distribution from the Company to the extent that such distribution represents "earnings and profits" of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder's tax basis in the Common Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Common Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as "timely" if such QEF Election is made for the first year in the U.S. Holder's holding period for the Common Shares in which the Company was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such first year. However, if the Company was a PFIC in a prior year, then in addition to filing the QEF Election documents, a U.S. Holder must elect to recognize (a) gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if the Common Shares were sold on the qualification date or (b) if the Company was also a CFC, such U.S. Holder's pro rata share of the post-1986 "earnings and profits" of the Company as of the qualification date. The "qualification date" is the first day of the first taxable year in which the Company was a QEF with respect to such U.S. Holder. The election to recognize such gain or "earnings and profits" can only be made if such U.S. Holder's holding period for the Common Shares includes the qualification date. By electing to recognize such gain or "earnings and profits," such U.S. Holder will be deemed to have made a timely QEF Election. In addition, under very limited circumstances, a U.S. Holder may make a retroactive QEF Election if such U.S. Holder failed to file the QEF Election documents in a timely manner.

A QEF Election will apply to the taxable year for which such QEF Election is made and to all subsequent taxable years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent taxable year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those taxable years in which the Company is not a PFIC. Accordingly, if the Company becomes a PFIC in another subsequent taxable year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any such subsequent taxable year in which the Company qualifies as a PFIC. In addition, the QEF Election will remain in effect (although it will not be applicable) with respect to a U.S. Holder even after such U.S. Holder disposes of all of such U.S. Holder's direct and indirect interest in the Common Shares. Accordingly, if such U.S. Holder reacquires an interest in the Company, such U.S. Holder will be subject to the QEF rules described above for each taxable year in which the Company is a PFIC.

Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the availability of, and procedure for making, a QEF Election. U.S. Holders should be aware that there can be no assurance that the Company will satisfy record keeping requirements that apply to a QEF, or that the Company will supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in event that the Company is a PFIC and a U.S. Holder wishes to make a QEF Election.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the Common Shares are marketable stock. The Common Shares generally will be "marketable stock" if the Common Shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks.

A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above. However, if a U.S. Holder makes a Mark-to-Market Election after the beginning of such U.S. Holder's holding period for the Common Shares and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Common Shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares as of the close of such taxable year over (b) such U.S. Holder's tax basis in such Common Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the lesser of (a) the excess, if any, of (i) such U.S. Holder's adjusted tax basis in the Common Shares over (ii) the fair market value of such Common Shares as of the close of such taxable year or (b) the excess, if any, of (i) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (ii) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years.

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder's tax basis in the Common Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years) on the sale or other taxable disposition of Common Shares.

A Mark-to-Market Election applies to the taxable year in which such Mark-to-Market Election is made and to each subsequent taxable year, unless the Common Shares cease to be "marketable stock" or the IRS consents to revocation of such election. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the availability of, and procedure for making, a Mark-to-Market Election.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Common Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which Common Shares are transferred.

Certain additional adverse rules will apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example under Section 1298(b)(6) of the Code, a U.S. Holder that uses Common Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Common Shares.

The PFIC rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

F.   Dividends and Paying Agents.

Not Applicable

G.   Statement by Experts.

Not Applicable

H.   Documents on Display.

Any statement in this Annual Report about any of the Company's contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to this Annual Report, the contract or document is deemed to modify the description contained in this Annual Report. Readers must review the exhibits themselves for a complete description of the contract or document.

Readers may review a copy of the Company's filings with the U.S. Securities and Exchange Commission ("the "SEC"), including exhibits and schedules filed with it, at the SEC's public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Readers may also obtain copies of such materials from the Public Reference Section of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Readers may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains a Web site (http://www.sec.gov) that contains reports, submissions and other information regarding registrants that file electronically with the SEC. The Company has only recently become subject to the requirement to file electronically through the EDGAR system most of its securities documents, including registration statements under the Securities Act of 1933, as amended and registration statements, reports and other documents under the Securities Exchange Act of 1934, as amended.

Readers may read and copy any reports, statements or other information that the Company files with the SEC at the address indicated above and may also access them electronically at the Web site set forth above. These SEC filings are also available to the public from commercial document retrieval services.

Any of the documents referred to above can be viewed at the offices of the Company's solicitors, MacNeill Law, at Suite 950, 1055 West Georgia Street, Vancouver, British Columbia, Canada V6E 3P3. All of the documents referred to above are in English.

THE COMPANY IS REQUIRED TO FILE REPORTS AND OTHER INFORMATION WITH THE SEC UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. REPORTS AND OTHER INFORMATION FILED BY THE COMPANY WITH THE SEC MAY BE INSPECTED AND COPIED AT THE SEC'S PUBLIC REFERENCE FACILITIES DESCRIBED ABOVE. AS A FOREIGN PRIVATE ISSUER, THE COMPANY IS EXEMPT FROM THE RULES UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED PRESCRIBING THE FURNISHING AND CONTENT OF PROXY STATEMENTS AND THE COMPANY'S OFFICERS, DIRECTORS AND PRINCIPAL SHAREHOLDERS ARE EXEMPT FROM THE REPORTING AND SHORT-SWING PROFIT RECOVERY PROVISIONS CONTAINED IN SECTION 16 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AS A FOREIGN PRIVATE ISSUER, THE COMPANY IS NOT REQUIRED TO PUBLISH FINANCIAL STATEMENTS AS FREQUENTLY OR AS PROMPTLY AS UNITED STATES COMPANIES.

I.   Subsidiary Information.

Not Applicable

Item 11.   Quantitative and Qualitative Disclosures About Market Risk.

Market risk represents the risk of loss that may impact the financial position, results of operations, or cash flows of the Company due to adverse changes in financial market prices, including interest rate risk, foreign currency exchange rate risk, commodity price risk, and other relevant market or price risks. The effect of the foreign exchange risk on the Company's cash balances is discussed earlier in this Annual Report – see "Item 5 –Operating and Financial Review and Prospects – Operating Results – Fiscal year ended October 31, 2003 as compared to Fiscal year ended October 31, 2002".

As the Company is in the exploration stage, it presently has no activities related to derivative financial instruments or derivative commodity instruments.

Item 12.   Description of Securities Other than Equity Securities.

Not Applicable


PART II


Item 13.   Defaults, Dividend Arrearages and Delinquencies.

There are none.

Item 14.   Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not Applicable.

Item 15.   Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that the information required to be disclosed in the Company's Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. After evaluating the effectiveness of the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-14(c) and 15d-14(c)) as of the end of the period covered by this Annual Report, the Chief Executive Officer and Chief Financial Officer have concluded that as of such date, the Company's disclosure controls and procedure were adequate and effective to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities.

There were no significant changes in the Company's internal controls or in other factors that could significantly affect these disclosure controls and procedures during the period covered by this Annual Report, including any significant deficiencies or material weaknesses of internal controls that would require corrective action.

Item 16.   [Reserved]

Item 16A.   Audit Committee Financial Expert

All of the members of the Audit Committee are financially literate and the Board has determined that Bernard Vavala, the Chairman of the Board and the Chairman of the Audit Committee meets the requirements of an "audit committee financial expert" as defined in Item 16A of Form 20-F.

Item 16B.   Code of Ethics

During fiscal year 2003, the Company developed an Ethics and Conflicts of Interest Policy, to reflect *inter alia* SEC rules, which Ethics and Conflicts of Interest Policy was adopted by the board of directors. The Ethics and Conflicts of Interest Policy governs the actions of and is applicable to all of the directors and officers of the Company and its subsidiaries, and their affiliates. The Ethics and Conflicts of Interest Policy addresses the following:

- compliance with all the laws and regulations identified therein, and with the OECD Guidelines for Multinational Enterprises;

- corporate opportunities and potential conflicts of interest;

- the quality of public disclosures;

- the protection and appropriate use of the Company's assets and resources;

- the protection of confidential information;

- fair behavior; and

- compliance with the Company's Insider Trading Policy;

A copy of the Ethics and Conflicts of Interest Policy is filed as an exhibit to this Annual Report. All interested investors may acquire a copy of our Ethics and Conflicts of Interest Policy free of charge by sending electronic mail to the attention of investor relations on the Company's website.

There were no waivers to the Ethics and Conflicts of Interest Policy during calendar 2003.

Item 16C.   Principal Accountant Fees and Services

At the annual meeting held on April 30, 2003, the shareholders appointed KPMG LLP, Chartered Accountants ("KPMG"), to serve as the independent auditors for the 2003 fiscal year.   KPMG acted as the Company's independent auditor for the fiscal years ended October 31, 2003 and 2002. The chart below sets forth the total amount billed the Company by KPMG for services performed in the years 2003 and 2002, and breaks down these amounts by category of service in CDN$:

	Years ended October 31	
	2003	2002
Audit:	CDN$274,023	CDN$94,216
Audit Related:	CDN$0	CDN$0
Tax	CDN$11,500	CDN$18,200
All Other Fees	CDN$750	CDN$10,335
Total	CDN$286,273	CDN$122,751

"Audit Fees" are the aggregate fees billed by KPMG for the audit of the Company's consolidated annual financial statements, assistance with interim financial statements, attestation services that are provided in connection with statutory and regulatory filings or engagements, services associated with registration statements, prospectuses, periodic reports and other documents filed with securities regulatory bodies and stock exchanges and other documents issued in connection with securities offerings and admissions to trading, and assistance in responding to comment letters from securities regulatory bodies, and consultations with the Company's management as to accounting or disclosure treatment of transactions or events and/or the actual or potential impact of final or proposed rules, standards or interpretations by the securities regulatory authorities, accounting standard setting bodies, or other regulatory or standard setting bodies.

"Audit-Related Fees" are fees that are or would be charged by KPMG for presentations or training on accounting or regulatory pronouncements, due diligence services related to accounting and tax matters in connection with potential acquisitions/dispositions, advice and documentation assistance with respect to internal controls over financial reporting and disclosure controls and procedures of the Company, and if applicable, audits of financial statements of a company's employee benefit plan.   There were no "Audit Related Fees" charged by KPMG during the fiscal periods ended October 31, 2003 or October 31, 2002.

"Tax Fees" are fees for professional services rendered by KPMG for tax compliance, tax advice on actual or contemplated transactions.

Fees disclosed under the category "All Other Fees" for the 2002 fiscal year are related to specified procedures performed on the financial reporting and controls in respect of the Company's operation in the DRC.

Audit Committee's pre-approval policies and procedures

The Audit Committee nominates and engages the independent auditors to audit the financial statements, and approves all audit, audit-related services, tax services and other services provided by KPMG. Any services provided by KPMG that are not specifically included within the scope of the audit must be pre-approved by the Audit Committee prior to any engagement. The Audit Committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a *de minimus* exception before the completion of the engagement. In 2003, none of the fees paid to KPMG were approved pursuant to the *de minimus* exception.

Item 16D.   Exemptions from the Listing Standards for Audit Committees.

Not Applicable

Item 16E.   Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

None

PART III

Item 17.   Financial Statements.

See the Financial Statements attached hereto and filed as part of this Annual Report.

The Company's Consolidated Financial Statements are stated in U.S. Dollars and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the periods presented with U.S. GAAP, except as discussed in Note 14 to the Consolidated Financial Statements of the Company.

The Consolidated Financial Statements of the Company and notes thereto as required under Item 17 of Form 20-F attached hereto are individually listed under Item 19, and are found immediately following the text of this Annual Report. The audit report of KPMG LLP, Independent Chartered Accountants, and the comments by auditors for U.S. readers on Canada – U.S. reporting difference, are included herein immediately preceding the Consolidated Financial Statements.

For Audited Financial Statements for the years ended October 31, 2003, 2002 and 2001 please see Item 19 below.

Item 18.   Financial Statements.

Not Applicable

Item 19.   Exhibits.

Financial Statements

The Consolidated Financial Statements of the Corporation and exhibits listed below are filed with this Annual Report on Form 20-F in the United States. This Annual Report is also filed in Canada as an Annual Information Form and the Canadian filing does not include the Consolidated Financial Statements and exhibits listed below. Canadian investors should refer to the audited Consolidated Financial Statements of the Corporation at October 31, 2003 as filed with the Canadian Securities Regulators.

The following financial statements are attached to and form part of this Annual Report:

Consolidated Financial Statements of the Corporation

-       Auditors' Report on Consolidated Financial Statements

-       Comments by Auditor for U.S. Readers on Canada – U.S. Reporting Difference

-       Consolidated Balance Sheets as of October 31, 2003 and October 31, 2002

-       Consolidated Statements of Operations and Deficit for the years ended October 31, 2003, October 31, 2002 and October 31, 2001

-       Consolidated Statements of Cash Flows for the years ended October 31, 2003, October 31, 2002 and October 31, 2001

-       Notes to the Consolidated Financial Statements of the Corporation

Exhibits

The following exhibits are attached to and form part of this Annual Report:

Exhibit

1.1[(1)]   Memorandum and Articles of Incorporation dated November 16, 1979

1.2[(1)]   Amended Memorandum and Articles of Incorporation dated August 2, 1983

1.3[(1)]   Amended Memorandum and Articles of Incorporation dated March 11, 1987

1.4[(1)]   Amended Memorandum and Articles of Incorporation dated June 29, 1993

1.5[(1)]   Amended Memorandum and Articles of Incorporation dated August 8, 1995

1.6[(1)]   Articles of Continuation and By-Laws dated August 11, 1995

4.1[(2)]   Framework Agreement between Gécamines and America Mineral Fields International Limited relating to the Rehabilitation of the Kipushi Mine Facilities – April 1996

4.2[(2)] Subscription and Joint Venture Agreement between America Mineral Fields Inc., America Mineral Fields International Limited, AMF Holdings Ltd., Anglo American Corporation of South Africa Limited, Ambase Prospects (Congo) Limited and Congo Mineral Developments Limited relating to the Kolwezi Tailings Project – June 1998

4.3[(2)] Mining Industry Project Agreement (Convention) between the Democratic Republic of Congo, La Générale des Carrières et des Mines ("Gécamines") and Congo Mineral Developments Limited relating to the Kolwezi Tailings Project – November 1998

4.4[(2)] Contract of Association between La Générale des Carrières et des Mines ("Gécamines") and Congo Mineral Developments Limited relating to the transfer of ownership of the Kolwezi Tailings Project – October 1998

4.5[(2)] Option Agreement between Zinc Corporation of South Africa Limited ("Zincor") and America Mineral Fields International Limited related to the grant of an option to Zincor to earn an interest in the Kipushi Zinc and Copper Mine – July 2000

4.6[(2)] Project Implementation Deed between America Mineral Fields, Inc., America Mineral Fields International Limited, AMF Holdings Limited, Anglo American Corporation of South Africa Limited, Ambase Prospects (Congo) Limited and Congo Mineral Developments Limited relating to the extension of the Joint Venture Agreement on the Kolwezi Tailings Project – May 2001

4.7[(2)] Deed of Compliance between America Mineral Fields, Inc., America Mineral Fields International Limited, AMF Holdings Limited, Anglo American Corporation of South Africa Limited, Ambase Prospects (Congo) Limited and Congo Mineral Developments Limited relating to the Project Implementation Deed – May 2001

4.8[(2)] Joint Venture Agreement between Zinc Corporation of South Africa Limited ("Zincor") and America Mineral Fields International Limited related to the Rehabilitation of the Kipushi Zinc and Copper Mine – January 2002

4.9[(3)] Termination Agreement between America Mineral Fields Inc., America Mineral Fields International Limited, AMF Holdings Ltd., Anglo American Corporation of South Africa Limited, Ambase Prospects (Congo) Limited and Congo Mineral Developments Limited relating to the Kolwezi Tailings Project – July 10, 2002

4.10[(3)] Deed of Termination and Release between America Mineral Fields Inc., America Mineral Fields International Limited, AMF Holdings Ltd., Anglo American Corporation of South Africa Limited, Ambase Prospects (Congo) Limited and Congo Mineral Developments Limited relating to the Kolwezi Tailings Project – July 10, 2002

4.11[(3)] Heads of Agreement between Endiama E.P., IDAS Resources and Twins Ltd. dated August 20, 2002 (in Portuguese with English Summary)

4.12[(3)] Letter of Agreement between America Mineral Fields Inc., International Finance Corporation and International Development Corporation of South Africa Limited relating to the Kolwezi Tailings Project dated February 12, 2003

4.13 Contract of Association between La Générale des Carrières et des Mines ("Gécamines") and Congo Mineral Developments Limited relating to the transfer of ownership of the Kolwezi Tailings Project – March 2004

11.1 Ethics and Conflicts of Interest Policy

12.1 Certification of CEO required by Rule 13a-14(a) or Rule 15d-14(a)

12.2　　Certification of CFO required by Rule 13a-14(a) or Rule 15d-14(a)

13.1　　Certification of CEO pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2　　Certification of CFO pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

14.1[4]　　Management Information Circular dated March 24, 2004

(1) These exhibits were previously filed with the Company's Annual Report on Form 20-F for the year ended October 31, 1999.
(2) These exhibits were previously filed with the Company's Annual Report on Form 20-F for the year ended October 31, 2001.
(3) These exhibits were previously filed with the Company's Annual Report on Form 20-F for the year ended October 31, 2002
(4) These exhibits were previously furnished under cover of the Company's Current Report on Form 6-K dated April 2, 2004.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

AMERICA MINERAL FIELDS INC.
(Registrant)

*/s/"Tim Read"*_____
Tim Read, CEO and Director

Date: April   21, 2004

Auditors' Report to the Shareholders

We have audited the consolidated balance sheets of America Mineral Fields Inc. as at October 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended October 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three year period ended October 31, 2003 in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants
Vancouver, Canada
December 19, 2003, except as to note 9(b) which is as of January 22, 2004

Comments by Auditors for US Readers on Canada-US Reporting difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 1 to the financial statements. Our report to the shareholders dated December 19, 2003, except as to note 9(b) which is as of January 22, 2004, is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

KPMG LLP

Chartered Accountants
Vancouver, Canada
December 19, 2003, except as to note 9(b) which is as of January 22, 2004

Consolidated Balance Sheets

(Expressed in United States dollars)

October 31, 2003 and 2002

	2003	2002
Assets		
Current assets:		
Cash and cash equivalents	$ 19,267,489	$ 2,065,220
Amounts receivable and prepaid expenses	288,897	199,883
	19,556,386	2,265,103
Equipment (note 4)	25,709	45,563
Mineral properties (note 5)	2,483,404	599,426
Mineral property evaluation costs (note 6)	4,331,137	4,269,478
	$ 26,396,636	$ 7,179,570
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 927,166	$ 317,280
Shareholders' equity:		
Share capital (note 9)	59,293,827	39,243,378
Contributed surplus (note 9(e))	2,095,310	-
Deficit	(35,919,667)	(32,381,088)
	25,469,470	6,862,290
	$ 26,396,636	$ 7,179,570

Nature of operations (note 1)

Commitments and contingencies (note 13)

Subsequent events (notes 5(b) and 9(d))

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:



Tim Read, Director   Paul MacNeill, Director

Consolidated Statements of Operations and Deficit

(Expressed in United States dollars)

Years ended October 31, 2003, 2002 and 2001

	2003	2002	2001
Administration costs:			
Amortization	$ 17,065	$ 31,550	$ 44,534
Bank charges and interest	5,781	7,027	6,818
Investor relations	196,929	115,669	145,491
Office and administration	321,650	284,909	289,140
Professional fees	372,336	306,560	316,425
Regulatory authorities filing fees	15,600	12,010	5,844
Salaries and wages	887,739	814,114	897,621
Stock-based compensation (note 9(d))	1,870,310	-	-
Transfer agent	11,528	12,005	16,845
Travel and accommodation	33,530	106,681	41,855
	3,732,468	1,690,525	1,764,573
Other:			
Interest income	(20,672)	(27,380)	(153,320)
Gain on sale of property, plant and equipment	(375)	(10,646)	-
Other income	(5,000)	(20,000)	(389)
Write-down of equipment	-	-	43,177
Write-down of mineral properties (note 5)	-	1,824,127	468,257
Write-down of convertible loan (note 7)	-	-	480,000
Write-down of accounts receivable	-	5,799	-
Mineral property evaluation costs	4,021	45,151	197,442
Foreign exchange loss (gain)	(171,863)	25,498	(8,680)
	(193,889)	1,842,549	1,026,487
Loss for the year	(3,538,579)	(3,533,074)	(2,791,060)
Deficit, beginning of year	(32,381,088)	(28,848,014)	(26,056,954)
Deficit, end of year	$ (35,919,667)	$ (32,381,088)	$ (28,848,014)
Basic and diluted loss per share	$ (0.10)	$ (0.11)	$ (0.09)
Weighted average number of common share outstanding	37,116,816	32,119,742	32,119,742

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(Expressed in United States dollars)

Years ended October 31, 2003, 2002 and 2001

	2003	2002	2001
Cash provided by (used in):			
Operations:			
Loss for the year	$ (3,538,579)	$ (3,533,074)	$ (2,791,060)
Items not involving cash:			
Amortization	17,065	31,550	44,534
Gain on disposal of equipment	(375)	(10,646)	-
Stock-based compensation	1,870,310	-	-
Write-down of equipment	-	-	43,177
Write-down of mineral properties	-	1,824,127	468,257
Write-down of convertible loan	-	-	480,000
Write-down of accounts receivable	-	5,799	-
Changes in non-cash operating working capital:			
Decrease (increase) in amounts receivable and prepaid expenses	(89,014)	121,981	(88,243)
Increase (decrease) in accounts payable and accrued liabilities	609,886	(340,011)	(739,443)
	(1,130,707)	(1,900,274)	(2,582,778)
Investments:			
Purchase of equipment	(10,755)	(6,730)	(6,806)
Proceeds on sale of equipment	375	12,176	780
Expenditures on mineral properties	(1,647,028)	(1,637,721)	(2,172,855)
Proceeds on sale of Chapada Mineral properties	-	275,000	275,000
Expenditures on mineral property evaluation costs, net	(60,065)	(108,109)	(221,318)
Kipushi option purchase fee	-	-	50,000
Repayment of convertible loan	-	-	320,000
	(1,717,473)	(1,465,384)	(1,755,199)
Financing:			
Issue of share capital for cash, net	20,050,449	-	-
Increase (decrease) in cash	17,202,269	(3,365,658)	(4,337,977)
Cash, begining of year	2,065,220	5,430,878	9,768,855
Cash, end of year	$ 19,267,489	$ 2,065,220	$ 5,430,878
Cash is defined as cash and cash equivalents and joint venture cash and cash equivalents.			
Supplementary information:			
Interest received, net	$ 20,672	$ 27,380	$ 153,320
Warrents issued for mineral property participation, being a non-cash financing and investing activity	225,000	-	-

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1. Nature of operations:

America Mineral Fields Inc., was incorporated under the laws of British Columbia and continued under the Business Corporations Act (Yukon) on August 11, 1995. The Company is a natural resource company engaged in the acquisition, exploration and development of precious and base metal mineral properties.

The Company is in the process of exploring and evaluating its mineral properties and projects and has not yet determined whether its properties and projects contain ore reserves that are economically recoverable. The ability of the Company to meet its commitments as they become payable, including the completion of acquisitions, exploration and development of mineral properties and projects, is dependent on the ability of the Company to obtain necessary financing. The recoverability of amounts shown for mineral properties and mineral property evaluation costs is dependent upon the ability of the Company to obtain necessary financing to complete the acquisition, exploration and development thereof, the Company entering into acquisition, joint venture or option agreements in respect of its projects, the discovery of economically recoverable reserves in the Company's mineral claims, confirmation of the Company's interest in the underlying mineral claims, and future profitable production or sufficient proceeds from the disposition thereof.

A significant portion of the Company's assets and operations are located in emerging nations and consequently may be subject to a higher level of risk compared to developed countries. Operations, the status of mineral property rights, and the recoverability of investments in these emerging nations can be affected by changing economic, regulatory and political situations in Angola and the Democratic Republic of Congo.

If the Company is unable to achieve its short-term business objectives it may be required to reduce operations.

2. Significant accounting policies:

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. A reconciliation of material measurement differences under accounting principles generally accepted in the United States and practices prescribed by the Securities and Exchange Commission is provided in note 14.

(a) Basis of presentation and consolidation:

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany accounts and transactions are eliminated on consolidation. The Company's 50% investment in the Congo Mineral Developments Limited ("CMD") joint venture was accounted for using the proportionate consolidation method up to May 31, 2002, the effective date when the Company acquired the other 50% of CMD (note 5(a)). Under the proportionate consolidation method, the Company recognized its 50% proportionate shares of the assets, liabilities, revenues and expenses of CMD in these consolidated financial statements. CMD has been fully consolidated from that date forward.

(b) Foreign currency translation:

The functional currency of the Company and its subsidiaries is the United States dollar as it represents the primary currency in which the Company operates. The Company follows the temporal method of translation for foreign currency transactions and translation of financial statements of operations that are denominated in a foreign currency.

Under the temporal method, monetary items denominated in foreign currency are translated into US dollars at exchange rates in effect at the balance sheet date and non-monetary items are translated at rates of exchange in effect when the assets were acquired. Revenues and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in income.

(c) Cash equivalents:

Cash equivalents consist of highly liquid investments that are readily convertible to cash and generally have maturities of three months or less when acquired.

Notes to Consolidated Financial Statements

2.   Significant accounting policies (continued):

(d)   Equipment:

Equipment is stated at cost. Amortization is provided using the straight-line method at the following annual rates:

Asset	Rate
Exploration equipment	20%
Office equipment	20%
Automobiles	25%

(e)   Mineral properties:

The Company follows the practice of capitalizing all costs related to acquisition, exploration and development of mineral properties until such time as mineral properties are put into commercial production, sold or abandoned. If commercial production commences, these capitalized costs will be amortized prospectively on a unit-of-production basis. If the mineral properties are abandoned, the related capitalized costs are expensed. On an ongoing basis, the Company evaluates each property based on results to date to determine the nature of exploration, other assessment and development work, if any, that is warranted in the future and the potential for recovery of the capitalized costs. If there is little prospect of future work on a property being carried out within a three year period from completion of previous activities, the deferred costs related to that property are written down to the estimated amount recoverable unless there is persuasive evidence that an impairment allowance is not required.

The amounts shown for mineral properties represent costs incurred to date less write-downs, and are not intended to reflect present or future values.

(f)   Mineral property evaluation costs:

The Company capitalizes costs related to evaluation of major mineral property projects to which the Company has contractual rights, but for which acquisition, joint venture or option agreements are not yet entered into, or which it is evaluating with a view to possible acquisition. These capitalized costs will be reclassified to mineral properties when acquisition, joint venture or option agreements are entered into or the Company otherwise secures its rights to the mineral properties. On an ongoing basis, the Company evaluates each mineral property project based on results to date to determine the nature of exploration, other assessment and development work that is warranted in the future, and the potential for recovery of the capitalized costs. If there is little prospect of future work on a mineral property project being carried out within a three year period from completion of previous activities, the deferred costs related to that mineral property project are written down to the estimated amount recoverable unless there is persuasive evidence that an impairment allowance is not required. If the Company is not successful in acquiring the mineral properties or in entering into joint venture or option agreements or abandons the project, the related capitalized costs are expensed.

The amounts shown for mineral property evaluation costs represent costs incurred to date and are not intended to reflect present or future values.

(g)   Stock-based compensation:

The Company has a stock option plan which is described in note 9(d). Effective November 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation and other stock-based payments. The new recommendations are applied prospectively.

As a result of the amendment on September 16, 2003 to the stock option plan to allow a cashless exercise of options (see note 9(d)), the Company expenses all stock-based payments granted on or after November 1, 2002, using the fair value method. Existing options that were modified due to the stock option plan amendment are accounted for as if a new grant and are included in this expense.

Notes to Consolidated Financial Statements

2. Significant accounting policies (continued):

(g) Stock-based compensation (continued):

Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable and are amortized over the vesting period. Consideration received on the exercise of stock options is recorded as share capital.

(h) Income taxes:

Future income tax assets and liabilities are determined based on temporary differences between the accounting and the tax bases of the assets and liabilities, and are measured using the tax rates expected to apply when these differences reverse. A valuation allowance is recorded against any future tax asset if it is more likely than not that the asset will not be realized and the Company's net future tax assets are fully offset by a valuation allowance.

(i) Loss per share:

Basic loss per share is calculated based on the weighted average number of shares outstanding during the period. The treasury stock method is used for determining the dilutive effect of options and warrants issued in calculating diluted earnings per share. However, diluted loss per share is the same as basic loss per share when the Company is in a loss position. Shares held in escrow are excluded in the computation of loss per share until the conditions for their release are satisfied.

(j) Disclosures about fair value of financial instruments:

The carrying amounts of cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities approximate their fair values because of the short term to maturity of those instruments.

(k) Use of estimates:

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates and measurement uncertainty include assessment of valuation impairment of the mineral properties and projects and the determination of the existence and value of tax assets used to calculate future income tax liabilities and assets and the related valuation allowance. Actual results could differ from those estimates.

(l) New accounting standards for exploration for 2001 onwards:

In March 2000, the Accounting Standards Board of the Canadian Institute of Chartered Accountants ("CICA") issued Accounting Guideline No. 11 entitled *"Enterprises in the Development Stage"* - ("AcG 11"). The guideline addresses three distinct issues: *(i)* capitalization of costs/expenditures, *(ii)* impairment and *(iii)* disclosure. Prior to its issuance, development stage entities were exempt from following certain aspects of Canadian generally accepted accounting principles. AcG 11 requires that all companies account for transactions based on the underlying characteristics of the transaction rather than the maturity of the enterprise. In addition, AcG 11 requires specific disclosure of information by development stage companies. The guideline is effective no later than fiscal periods beginning on or after April 1, 2000, which in the case of the Company, is the Company's 2001 fiscal year.

In March 2002, the Emerging Issues Committee ("EIC") of the CICA issued EIC-126 – *"Accounting by Mining Enterprises for Exploration Costs"* which interprets how AcG 11 affects mining companies with respect to the deferral of exploration costs. EIC-126 refers to CICA Handbook Section 3061 *"Property, Plant and Equipment"*, paragraph .21, which states that for a mining property, the cost of the asset includes exploration costs if the enterprise considers that such costs have the characteristics of property, plant and equipment.

2. Significant accounting policies (continued):

(l) New accounting standards for exploration for 2001 onwards (continued):

EIC-126 then states that a mining enterprise that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property, is not precluded from considering the exploration costs to have the characteristics of property, plant and equipment. EIC-126 also sets forth the EIC's consensus that a mining enterprise in the development stage is not required to consider the conditions in AcG 11 regarding impairment in determining whether exploration costs may be initially capitalized. With respect to impairment of capitalized exploration costs, EIC-126 sets forth the EIC's consensus that a mining enterprise in the development stage that has not established mineral reserves objectively, and, therefore, does not have a basis for preparing a projection of the estimated cash flow from the property, is not obliged to conclude that capitalized costs have been impaired. However, such an enterprise should consider the conditions set forth in AcG 11 and CICA Handbook Section 3061 in determining whether a subsequent write-down of capitalized exploration costs related to mining properties is required.

The Company considers that its exploration costs have the characteristics of property, plant and equipment, and, accordingly, defers such costs. Furthermore, pursuant to EIC-126, deferred exploration costs would not automatically be subject to regular assessment of recoverability, unless conditions, such as those discussed in AcG 11, exist.

AcG 11 also provides guidance on measuring impairment of when pre-operating costs have been deferred. While this guidance is applicable, the Company does not believe its application will result in impairment, because, to the date of these consolidated financial statements, no pre-operating costs have been deferred.

3. Loan receivable and loan payable:

During the year ended October 31, 1999, CMD loaned $2,000,000 to each of the Company and the other 50% investor in the CMD joint venture. The loans were due on demand, non-interest bearing and unsecured.

Effective May 31, 2002, the Company acquired the 50% of CMD that it did not already own and assumed the $2,000,000 debt owed to CMD by the other joint venture party (note 5(a)). Accordingly, each of these loans now eliminates on consolidation of CMD.

4. Equipment:

2003	Cost	Accumulated amortization	Net book value
Exploration equipment	$ 41,935	$ 41,935	$ -
Office equipment	267,541	244,402	23,139
Automobiles	203,989	201,419	2,570
	$ 513,465	$ 487,756	$ 25,709

2002	Cost	Accumulated amortization	Net book value
Exploration equipment	$ 41,935	$ 41,550	$ 385
Office equipment	272,931	242,330	30,601
Automobiles	276,760	262,183	14,577
	$ 591,626	$ 546,063	$ 45,563

Notes to Consolidated Financial Statements

5. Mineral properties:

Amounts deferred in respect of mineral properties consist of the following:

2003	DRC Kolwezi	Angola	Zambia Solwezi	Total
Deferred, October 31, 2002	$ 8,196,687	$ 402,738	$ 1	$ 8,599,426
Deferred gain on contribution to joint venture	(8,000,000)	-	-	(8,000,000)
Deferred, net, October 31, 2002	196,687	402,738	1	599,426
Capital equipment	26,347	1,084	-	27,431
Consulting	457,820	40,413	-	498,233
Engineering	12,091	-	-	12,091
Exploration office and accounting	112,554	18,979	-	131,533
Geology	27,452	23,573	-	51,025
Interest received	(3,084)	-	-	(3,084)
Legal	435,832	72,534	-	508,366
Other	3,097	659	-	3,756
Salaries	364,217	32,644	-	396,861
Site management	31,802	42,864	-	74,666
Travel	98,993	84,107	-	183,100
	1,567,121	316,857	-	1,883,978
Balance, October 31, 2003	$ 1,763,808	$ 719,595	$ 1	$ 2,483,404

2002	DRC Kolwezi	Angola	Zambia Solwezi	Total
Deferred, October 31, 2001	$ 6,847,644	$ 100,251	$ 1,824,128	$ 8,772,023
Capital equipment	30,770	-	-	30,770
Consulting	86,866	62,358	-	149,224
Engineering	144,094	-	-	144,094
Exploration office and accounting	89,493	67,333	-	156,826
Geology	21,379	-	-	21,379
Interest received	(37,319)	-	-	(37,319)
Legal	343,640	84,968	-	428,608
Other	14,803	1,492	-	16,295
Salaries	529,262	17,096	-	546,358
Site management	73,722	-	-	73,722
Travel	52,333	69,240	-	121,573
	1,349,043	302,487	-	1,651,530
Write-off of mineral properties	-	-	(1,824,127)	(1,824,127)
Deferred, October 31, 2002	8,196,687	402,738	1	8,599,426
Deferred gain on contribution to joint venture	(8,000,000)	-	-	(8,000,000)
Balance, net, October 31, 2002	$ 196,687	$ 402,738	$ 1	$ 599,426

Notes to Consolidated Financial Statements

5.   Mineral properties (continued):

(a)   Democratic Republic of Congo:

During fiscal 1997, the Company was informed by certain government officials of the Democratic Republic of Congo (the "DRC") that the Company had been awarded the Kolwezi Tailings Project (the "Project"). Subsequently, a communiqué issued by La Générale des Carrières et des Mines ("Gécamines"), the State mining company in the DRC, indicated that there were irregularities in the awarding of this Project to the Company. As the status of the Project was uncertain at October 31, 1997, the Company wrote off all costs incurred with respect to the Project at October 31, 1997.

During fiscal 1998, the Company entered into a joint venture agreement (the "JV Agreement") with Anglo American Corporation of South Africa Limited ("AAC") to bid to develop the Project in the DRC. The vehicle for the joint venture was Congo Mineral Developments Limited ("CMD") (incorporated in the British Virgin Islands), which was owned as to 50% by AAC and 50% by the Company.

Effective May 31, 2002, the Company acquired the remaining 50% share interest in CMD that it did not already own. AAC received 50% of the net working capital of CMD ($1,609,168) and the Company assumed AAC's $2,000,000 debt owed to CMD. The intercompany loans between the Company and CMD fully eliminate on consolidation.

Up to May 31, 2002, the Company accounted for its 50% interest in CMD under the proportionate consolidation method. The acquisition of the remaining 50% interest has been accounted for using the purchase method with 100% of the results of CMD's operations included in the consolidated financial statements from May 31, 2002.

Under the terms of the JV Agreement, AAC previously funded the joint venture by the payment of $8,000,000 in exchange for shares in CMD and funded an additional $8,000,000 on behalf of the Company to reflect funds already expended on the Project by the Company. This initial funding of $16,000,000 was to be used to pay administrative costs, the costs of a bankable feasibility study and all ancillary expenditures for the Project.

The Company's initial 50% interest in the joint venture and the use of the proportionate consolidation method resulted in a deferred gain of $8,000,000 from the contribution of assets to the joint venture by the Company as the Company had previously written-off all costs in respect of the assets contributed. The deferred gain has been applied against capitalized mineral property costs.

Since October 1998, CMD has signed and/or initialled various agreements with Gécamines and/or the Government of the Democratic Republic of Congo ("GDRC"), governing the terms of the Project. In November 2003, CMD, GDRC and Gécamines initialled a Contract of Association governing the Project and the ownership and management of Kingamyambo Musonol Tailings S.A.R.L. ("KMT"), the Company to be incorporated in the Democratic Republic of Congo to own the mining title to the tailings and develop the Project.

The Contract of Association recognizes the framework agreement entered into by the Company in February 2003 for the International Finance Corporation ("IFC") and the Industrial Development Corporation of South Africa Limited ("IDC") to participate in the Project. Under the framework agreement, each of IFC and IDC has an option to acquire from the Company up to 10% of the Project on a farm-in basis. The price of the farm-in will be related to the accumulated expenditures of the Company and its affiliate up to the time of the exercise of the option. If one of IFC or IDC does not exercise its option, the other will have a right of first refusal over that option.

Under the Contract of Association, the Tailings Exploitation Rights to the Project are to be transferred to KMT. CMD is to own 82.5% of KMT and Gécamines and GDRC are to own 12.5% and 5.0% respectively. Two payments totalling $15,000,000 will be made by KMT to Gécamines as consideration for the Tailings Exploitation Rights. The first instalment of $5,000,000 will be made at the time of the transfer of the Tailings Exploitation Rights and the second instalment of $10,000,000 will be made following the completion of

Notes to Consolidated Financial Statements

5. Mineral properties (continued):

    (a) *Democratic Republic of Congo (continued):*

all financing arrangements for the Project. The $15,000,000 is to be provided to KMT by CMD and/or IFC and IDC (or other participating parties) based on their pro rata ownership of the Project excluding Gécamines and GDRC's percentage ownership. Gécamines is to receive an annual dividend of the greater of its ordinary dividend and 2.5% of free cash flow (as defined) for each year from start-up until senior debt and subordinated loans have been fully reimbursed. Thereafter, Gécamines will be entitled to an annual dividend based on 10% of the average price realized for cobalt sold in a year in excess of $10.00 (adjusted for inflation) per pound in addition to any ordinary dividend received by Gécamines, providing that ordinary dividends are paid in such year.

CMD and the participating parties are to complete feasibility studies, carry out an environmental impact study, draw up an environmental management plan and obtain commitments for financing the Project, all within a time period of three years and six months from transfer date of the mining rights.

The Contract of Association is to be formally executed following approval by the GDRC cabinet.

    (b) *Angola:*

During the year ended October 31, 2001, the Government of Angola awarded two licences to Endiama E.P. ("Endiama"), the Angola state mining company, for properties to be explored and developed with the Company's wholly owned subsidiary, IDAS Resources N.V. ("IDAS"), a Netherlands Antilles company. These properties are a prospecting licence which comprises approximately 2,690 km^2 in the Cuango River floodplain and an adjacent exploitation licence ("Camutue") which comprises approximately 246 km^2. Both licences are in the Provinces of Luanda-Norte and Malange, Angola.

During the year ended October 31, 2002, IDAS entered into a Heads of Agreement with Endiama and Twins Ltd. ("Twins"), a company representing private sector Angolan interests. The Heads of Agreement governs the ownership structure relating to the two licences in Angola and the obligations of the parties. The parties have agreed to the formation of a new company (now to be called "Luminas") which will exercise the mining rights. The financing of the project is to be undertaken by IDAS. IDAS is to own 51% of the share capital of Luminas for the period of time that any loans to Luminas by IDAS remain outstanding. Endiama will own 38% and Twins 11%. Once the loans have been repaid in full, IDAS is to own 49%, Endiama 38% and Twins 13%. IDAS has verbally agreed, and is in the course of formalizing arrangements with Twins to ensure IDAS' continued voting control of Luminas. The Heads of Agreement and a subsequent agreement entered into by the parties set out the repayment terms of the loans from cash flows and called for a minimum investment of $1,500,000 by IDAS for each of the two licences. IDAS will pay 10% of its dividends to Endiama during the first eighteen months of production. The board of directors of Luminas is to be comprised of five members of whom three will be nominated by IDAS. The parties are now to complete the text of a more detailed Prospecting Contract and Mining Contract for the respective licences and articles of association of Luminas which collectively will govern the project. In the subsequent discussions it has been verbally agreed that the board of directors of Luminas will be comprised of four members, of whom two will be nominated by IDAS, one by Twins and one by Endiama, and that IDAS plans to invest up to $5,000,000 in respect of the prospecting licence during the first five years.

IDAS is obliged to pay a net profits interest equal to 20% of the profits, to a maximum of $56,000,000, resulting from IDAS' share of income from operations of the Angola mineral properties. Profits means the actual and distributable proceeds received by IDAS from the properties, and will be calculated based on international generally accepted accounting principles.

Notes to Consolidated Financial Statements

5.   Mineral properties (continued):

(c)   Zambia:

The Company has a prospecting licence, which covers approximately 950 km^2, in the Solwezi District in the Republic of Zambia. The prospecting licence was renewed for a period of two years commencing on January 29, 2002. As indicated in note 2(e), it is the Company's policy to provide against capitalized mineral property costs where there is little prospect of future work on a property within a three year period unless there is persuasive evidence that an impairment allowance is not required. Accordingly, the Company wrote down the property to $1 during the year ended October 31, 2002 as it has not incurred any significant expenditures on the property since early in its 2000 fiscal year. The Company continues to hold the licence.

(d)   Brazil:

(i) Chapada property:

The Chapada diamond property comprised approximately 677 hectares near Chapado dos Guimaraes in the State of Mato Grosso, Brazil.

On May 28, 2001, the Company signed a sale and purchase agreement for the sale of the Chapada mineral properties and plant, equipment and motor vehicles to Chapada Brasil Mineracao Limitada ("CBM"). The total consideration for the mineral properties was $550,000 to be received over six months from the date of the agreement. As the carrying value exceeded the fair value of this consideration, the Company wrote down the Chapada mineral properties by $468,257 during the second quarter of the 2001 fiscal year. The Company received $275,000 of the consideration during the year ended October 31, 2001 and $275,000 during the year ended October 31, 2002.

(ii) Santo Inacio properties:

The Santo Inacio diamond properties are approximately 1,380 hectares near Coromandel in the State of Minas Gerais, Brazil. During the year ended October 31, 1999, the Company wrote off all costs related to the Santo Inacio properties and certain other mineral properties in Brazil.

On July 18, 2001, the Company signed a sale and purchase agreement for the sale of the Santo Inacio mineral properties. The sale was made to a company controlled by a significant shareholder of the Company. Proceeds on sale of the mineral properties of $9,000 and a reimbursement to the Company of $4,316 of costs associated with the sale were received by the Company during the year ended October 31, 2002 following receipt of final regulatory approval from the Toronto Stock Exchange for the sale of the property.

Notes to Consolidated Financial Statements

6.   Mineral property evaluation costs:

Amounts deferred in respect of mineral property evaluation costs consist of the following:

Democratic Republic of Congo - Kipushi evaluation costs:

	2003	2002
Balance, beginning of year	$ 4,269,478	$ 4,159,507
Consulting	-	1,155
Exploration office and accounting	15,273	17,540
Legal	43,689	38,831
Salaries	41,689	47,419
Travel	11,008	5,026
	111,659	109,971
Contribution from joint venture partner	(50,000)	-
Balance, end of year	$ 4,331,137	$ 4,269,478

Democratic Republic of Congo:

During the year ended October 31, 1996, the Company entered into a two year exclusive framework agreement (the "Gécamines Agreement") with Gécamines relating to the rehabilitation of the Kipushi zinc and copper mine in the southern region of the Democratic Republic of Congo. During the year ended October 31, 1998, the Company received confirmation from Gécamines that because delays have occurred in the research of the definition of the mining and metallurgical treatment phase of the project, requirements for the completion of feasibility studies by the Company will be delayed until a period of up to 12 months after the completion of this definition phase, such starting date to be agreed upon by the Company and Gécamines. This starting date has not yet commenced.

As part of the Gécamines Agreement, the Company has agreed to prepare, at its expense, feasibility studies covering the rehabilitation and resumption of production at the Kipushi Mine, various options for processing the copper-zinc ore, and an examination of the viability of the re-treatment of existing tailings. The Gécamines Agreement gives the Company the exclusive right to examine the Kipushi Mine, to enter into joint ventures for ore processing and tailings processing, and to make suitable arrangements for the resumption of production. The Gécamines Agreement does not give the Company any interests in the Kipushi Project. The Company will only acquire interests in the Kipushi Project if satisfactory results are obtained from the feasibility studies and if agreements, both satisfactory and conforming with the New Mining Code, can be negotiated with Gécamines and the Government of the Democratic Republic of Congo.

The agreement also specifies that the Company and Gécamines will collaborate on exploration and development over the area of certain Gécamines concessions.

On July 17, 2000, the Company entered into an option agreement (the "Option Agreement") with the Zinc Corporation of South Africa Limited, since renamed Kumba Base Metals ("Kumba"). Pursuant to the Option Agreement, Kumba had an option to elect to earn up to a 50% interest in the Kipushi Project. During the year ended October 31, 2001, following the performance of due diligence, Kumba exercised its option to participate in the Kipushi Project. On execution of the option, Kumba deposited the option fee of $100,000 into a joint account to meet expenditures incurred in negotiating commercial agreements between the Company, Kumba and Gécamines.

Notes to Consolidated Financial Statements

6.   Mineral property evaluation costs (continued):

Democratic Republic of Congo (continued):

On January 30, 2002, the Company signed a joint venture agreement with Kumba whereby Kumba can earn up to 50% of the Company's interest in the Kipushi Project by incurring $3,500,000 of expenditures on the Project, including the conducting of feasibility studies. Kumba is not obliged to conduct the feasibility studies until commercial agreements for the rehabilitation and resumption of the Kipushi Mine have been entered into between the Company, Kumba and Gécamines, security of tenure is achieved via an agreement with Gécamines, and Governmental approval is received. During 2003, Kumba deposited a further $100,000 into the joint venture account to meet expenditures incurred towards achieving such an agreement. Kumba will be required to fund the $3,500,000 of expenditures, less already recognized expenditures of $300,000 by Kumba, over a 28 month period commencing with the completion of these items, which must be no later than September 30, 2004, otherwise the agreement will terminate.

7.   Convertible loan:

In May 2001, the Company reached a settlement agreement in respect of advances to a third party aggregating $800,000 (the "Convertible Loan") for final settlement of the Convertible Loan. Under the agreement, the Company received $320,000 in cash in June, 2001, and all other rights and obligations of both parties under all previous agreements were then terminated. As the carrying value exceeded this final settlement, the Company wrote down the Convertible Loan by $480,000 to $320,000 during the year ended October 31, 2001.

8.   Investment in joint venture:

Amounts included in these financial statements related to the Company's interest in the Congo Mineral Developments Limited joint venture are as follows:

	2003	2002
Cash and cash equivalents	$ -	$ -
Loan receivable	-	-
Mineral properties	-	-
Current liabilities	-	-
Loan payable	-	-
Cash flows from investing activities	-	(517,851)

Notes to Consolidated Financial Statements

9. Share capital:

(a) Authorized:

Unlimited common shares without par value.

(b) Issued:

	Number of shares	Amount
Balance, October 31, 2001	32,197,355	$ 39,243,378
Shares released from escrow and returned to treasury (note 13(b))	(64,535)	-
Balance, October 31, 2002	32,132,820	39,243,378
For private placement, net of issuance costs *(i)*	4,000,000	1,187,892
For prospectus, net of issuance costs *(ii)*	25,212,000	18,470,503
For warrants exercised *(i)*	700,000	392,054
Balance, October 31, 2003	62,044,820	$ 59,293,827

(i) In May 2003, the Company completed the placement of 4,000,000 units at a price of CDN$0.45 each, for gross proceeds of CDN$1,800,000. Each unit comprises one common share and a warrant to purchase one additional common share at a price of CDN$0.75 each. The warrants will expire after five years, and are subject to an accelerated expiry period of 45 days, should the Company's shares trade for 20 consecutive trading days commencing after November 21, 2003 at a weighted average trading price of CDN$1.10 or more. A cash finder's fee of 5% of the financing was paid. In September 2003, 700,000 of these warrants were exercised for proceeds of CDN$525,000.

Subsequent to October 31, 2003, 1,575,000 warrants were exercised for proceeds of CDN$1,181,250. In addition, the accelerated expiry period was triggered as a result of the Company's shares trading for 20 consecutive trading days commencing after November 21, 2003 at a weighted average trading price of CDN$1.10 or more, since when a further 1,525,000 warrants have been exercised and proceeds of CDN$1,143,750 recieived. The expiry date of the remaining 200,000 unexercised warrants is now February 2, 2004.

(ii) In September 2003, the Company completed a prospectus offering of 25,212,000 common shares of the Company at a price of CDN$1.10 per common share (or £0.50 per common share in the United Kingdom and other European jurisdictions) and applied for all the existing and to be issued common shares of the Company to be admitted to the Alternative Investment Market ("AIM") of the London Stock Exchange plc. The prospectus closed for net proceeds to the Company of $18,470,503. As part of the prospectus, the Company issued broker warrants to purchase an additional 1,260,600 common shares at a price of CDN$1.10 per common share exercisable until September 25, 2004. Subsequent to October 31, 2003, 510,600 warrants were exercised for proceeds of CDN$561,660.

(c) Share purchase warrants:

Balance, October 31, 2002	Issued	Exercised	Balance, October 31, 2003	Exercise price $CDN	Expiry date
3,550,000	-	-	3,550,000	CDN$3.50	October 4, 2004 or earlier in certain circumstances
-	4,000,000	(700,000)	3,300,000	CDN$0.75	February 2, 2004
-	1,260,600	-	1,260,600	CDN$1.10	September 25, 2004
-	1,647,836	-	1,647,836	CDN$0.75	February 12, 2008
3,550,000	6,908,436	(700,000)	9,758,436		

Notes to Consolidated Financial Statements

9.   **Share capital (continued):**

(c)   *Share purchase warrants (continued):*

(i)   3,550,000 warrants were issued during the year ended October 31, 1999. Each warrant may be exercised by the holder at any time up to and including October 4, 2004 into one common share of the Company by payment of CDN$3.50 per share. In addition, each warrant must be exercised by the holder into one common share of the Company by payment of CDN$3.50 per share no later than 30 days after the satisfaction of certain conditions. The principal conditions include the issuance of Presidential decrees by the President of the Democratic Republic of Congo ratifying various agreements governing the development of the Kolwezi Tailings Project and provided that within 90 trading days following the satisfaction of all other conditions the weighted average share price of all trades of the Company's shares on the Toronto Stock Exchange for any period of 30 consecutive trading days is CDN$3.20 per share or more. In the event that the Company issues further equity securities prior to the exercise of the warrants, the subscriber will be provided with the opportunity to subscribe for such number of shares as will result in the subscriber immediately following the further issue holding such percentage of the issued shares as is equal to the percentage of issued shares held by the subscriber immediately prior to such further issue.

(ii)   The Company has granted each of the IFC and the IDC (see note 5(a)) a warrant to purchase 823,918 common shares of the Company at a price of CDN$0.75 per share at any time between February 12, 2004 and February 12, 2008. The number of shares that may be purchased under each of the warrants may be increased by a maximum of 166,152 shares were all share purchase entitlements existing at February 12, 2003 and still outstanding at October 31, 2003 to be exercised in full.

Warrants to purchase 329,567 shares for each of IFC and IDC vested on signing the agreement. The remaining warrants vest in two tranches upon reaching certain milestones in the Kolwezi Tailings Project. The fair value of the warrants is being recorded upon vesting using the Black-Scholes option pricing model. The warrants vested during the year ended October 31, 2003 have an estimated value of $225,000 assuming an expected life of 5 years, volatility of 136%, no dividend yield, and a risk free interest rate of 4.23%. This fair value amount is included in consulting costs deferred in mineral properties and in contributed surplus.

(d)   *Share options:*

On January 12, 1998 the Company adopted a stock option plan (the "Plan"), which was subsequently amended on April 29, 1999 and on September 16, 2003. Under the Plan, the Board has sole discretion to award up to 5,600,000 options to directors and employees.

The Plan states that:

•   the number of shares reserved for issuance pursuant to stock options granted to insiders may not exceed 10% of the Company's issued and outstanding share capital;

•   the issuance to any one insider and such insider's associates, within a one year period, of a number of shares cannot exceed 5% of the Company's issued and outstanding share capital;

•   the option exercise price shall not be less than the market value of the Company's shares at the date of grant; and

•   the maximum term of options granted is 10 years.

Effective September 16, 2003, the Plan was amended to allow a cashless exercise of the options. Under this amendment, an option holder, rather than exercise options which he or she is entitled to exercise, may elect to terminate any such options, in whole or in part, and, in lieu of receiving shares to which the terminated options relate (the "Designated Shares"), receive that number of shares, which, when multiplied by the weighted average trading price of the shares on the Toronto Stock Exchange during the five trading days

Notes to Consolidated Financial Statements

9. **Share capital (continued):**

(d) *Share options (continued):*

immediately preceding the day of termination (the "Fair Value" per share) of the Designated Shares, has a total dollar value equal to the number of Designated Shares multiplied by the difference between the Fair Value and the exercise price per share of the Designated Shares.

The Plan terminates on March 19, 2007. However, the Board may terminate the Plan prior to this date providing that the termination does not alter the terms or conditions of any option granted prior to the termination.

Details of options granted are as follows:

	Number of options	Weighted average price (CDN$)
Balance, October 31, 2001	2,293,500	$ 0.97
Cancelled / expired	(23,500)	(0.60)
Balance, October 31, 2002	2,270,000	0.98
Granted	886,000	0.89
Cancelled / expired	(225,000)	(2.29)
Balance, October 31, 2003	2,931,000	$ 0.85

The following table summarizes information about the stock options outstanding at October 31, 2003:

Exercise price (CDN$)	Number	Weighted average remaining life	Weighted average exercise price (CDN$)
$0.60	1,220,000	1.95 years	$ 0.60
$0.75	586,000	4.47 years	0.75
$1.10	800,000	0.50 years	1.10
$1.21	275,000	4.93 years	1.21
$2.15	50,000	0.75 years	2.15
	2,931,000	2.32 years	$ 0.85

As at October 31, 2003, 2,718,000 options were vested with a weighted average exercise price of CDN$1.02. Options vest at various dates over their period of grant.

On December 16, 2002, the Company granted 25,000 options exercisable at CDN$0.60 per share and 36,000 options exercisable at CDN$0.75 per share all expiring on February 19, 2007.

On May 16, 2003, the Company granted 550,000 options exercisable at CDN$0.75 per share expiring on May 15, 2008.

On October 3, 2003, the Company granted 275,000 options exercisable at CDN$1.21 per share expiring on October 2, 2008.

Also during the year, directors holding a total of 215,000 options left the Company. The expiry dates for these options was adjusted to one year after the date that they left their respective positions.

Notes to Consolidated Financial Statements

9. Share capital (continued):

(d) Share options (continued):

Subsequent to October 31, 2003, a total of 40,000 options were exercised using the cashless exercise arrangement, resulting in the issuing of a total of 20,991 shares. In addition, a total of 115,000 options were exercised in the conventional manner for total proceeds of CDN$69,000.

Also subsequent to October 31, 2003, the Company granted 610,000 options exercisable at CDN$1.50 per share expiring on November 23, 2008. A total of 430,000 options vest immediately on granting. The remaining 180,000 options vest on November 24, 2004.

The stock-based compensation reflected in the financial statements was calculated using the Black-Scholes option pricing model assuming risk free interest rates ranging from 2.23% to 2.86%, a dividend yield of nil, an expected volatility ranging from 116% to 140%, and expected lives of stock options ranging from six months to three and a half years. The fair value of options existing as at September 16, 2003, the date of the amendment to the option plan to allow a cashless exercise, has been included in stock-based compensation as, for accounting purposes, these options are accounted for as new grants.

(e) Contributed surplus:

Granting of IFC and IDC warrants (note 9(c)*(ii)*)	$ 225,000
Stock-based compensation (note 9(d))	1,870,310
	$ 2,095,310

10. Income taxes:

Substantially all of the difference between the actual income tax expense (recovery) of nil and the expected statutory corporate income tax recovery relates to losses not recognized.

The tax effect of the significant temporary differences that would comprise future tax assets and liabilities at October 31, 2003 are estimated as follows:

Future income tax assets:	
Non-capital loss carry forwards	$ 5,207,000
Deferred mineral property expenditures	3,041,000
Property, plant and equipment	117,000
Share issue costs	235,000
Total gross future income tax asset, before valuation allowance	8,600,000
Valuation allowance	(8,600,000)
Net future income tax assets	$ -

Notes to Consolidated Financial Statements

10. Income taxes (continued):

The Company has non-capital losses carried forward in Canada of approximately $14.0 million, which are available to reduce future years' income for income tax purposes. These non-capital loss carry forwards expire as follows:

2004	$ 1,619,000
2005	1,701,000
2006	3,136,000
2007	2,106,000
2008	1,615,000
2009	1,808,000
2010	2,050,000
	$ 14,035,000

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The amount of the future tax asset considered realizable could change materially in the near term based on future taxable income during the carry forward period.

11. Related party transactions:

During the year ended October 31, 2003, the Company has paid or accrued an aggregate of $90,621 (2002 - $99,958; 2001 - $97,843) for legal services to law firms in which a director of the Company was a partner during the year.

During the year ended October 31, 2001, the Company agreed to sell the Santo Inacio property to a significant shareholder. The sale of the Santo Inacio property completed during the year ended October 31, 2002, as described in note 5(d)*(ii)*.

12. Segmented information:

The Company's operations are primarily directed towards the acquisition, exploration and development of mineral resource properties and represent a single reportable segment. All material revenues of the Company are attributable to the corporate head office. Property, plant and equipment, which includes mineral properties and mineral property evaluation costs, by geographic area are as follows:

	2003	2002
Democratic Republic of Congo	$ 6,103,447	$ 4,487,472
Angola	719,595	402,738
Zambia	1	1
United Kingdom	17,207	24,256
	$ 6,840,250	$ 4,914,467

13.   Commitments and contingencies:

In addition to commitments and contingencies disclosed elsewhere in these financial statements, the Company is subject to the following items:

(a)   Commitments:

The Company is committed to payments under an operating lease for office premises through to March 2008 of approximately $80,000 per year.

The Company may be required to reimburse external and out of pocket costs of IFC and IDC if they do not exercise their options due to certain circumstances. The repayment would be in the form of cash or shares of the Company, at the Company's discretion.

(b)   Contingency:

The Company agreed when it acquired IDAS (note 5(b)) to assume certain liabilities claimed by the former IDAS shareholders, subject to their verification by audit, agreement or arbitration. Certain of the Company's shares were issued to the former IDAS shareholders, as an advance payment on such debt and put in escrow, pending the outcome of the audit, agreement or arbitration. Although the Company issued shares as payment for part of this debt, the Company has disputed a significant portion of the amount claimed as owing to the former IDAS shareholders.

As at October 31, 2003, 13,078 shares of the Company issued to settle this debt are held in escrow (2002 - 13,078) and the Company has not accrued in these financial statements for debts claimed by the former IDAS shareholders, aggregating approximately $246,000 (2002 - $246,000) as the Company has not been able to verify the debts.

14.   Reconciliation to United States generally accepted accounting principles ("US GAAP"):

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). A reconciliation of material measurement differences under US GAAP or from practices prescribed by the Securities and Exchange Commission ("SEC") follows:

(a)   Stock-based compensation:

For Canadian GAAP, effective November 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation and other stock-based payments. The new recommendations are applied prospectively. As a result of the amendment on September 16, 2003 to the stock option plan to allow a cashless exercise of options (see note 9(d)), the Company expenses all stock-based payments granted on or after November 1, 2002, using the fair value method. As a result of applying this method, the Company has recorded stock-based compensation expense under Canadian GAAP of $1,870,310 for the year ended October 31, 2003 (2002 - nil; 2001 - nil).

For US GAAP, the Company accounts for stock-based compensation provided to employees by the intrinsic value method and to non-employees by the fair value method. Pursuant to the Financial Accounting Standards Board EITF 00-23, Issue 31, certain options to employees granted or modified after January 18, 2001 are accounted for as variable options as the exercise price of the options is denominated in a currency (CDN$) other than the currency of the primary economic environment of either the employer or employee. The effect of variable option accounting is that a compensation expense is recorded in each period for these options to the extent that the market price of the Company's shares as at each period end exceeds the exercise price, with changes in value recognized in the determination of income. The stock-based compensation expense in respect of variable options under US GAAP, for the year ended October 31, 2003, would be $828,220. As the market price at October 31, 2002 and 2001 was not greater than the exercise price of these options, the compensation expense for the years ended October 31, 2002 and 2001 for these options is nil for US GAAP purposes.

Notes to Consolidated Financial Statements

14. Reconciliation to United States generally accepted accounting principles ("US GAAP") (continued):

(a) *Stock-based compensation (continued):*

Stock options granted to non-employees for services rendered to the Company are accounted for under US GAAP based on the fair value of the stock options granted and are measured and recognized as the services are provided and the options are earned. The stock-based compensation expense in respect of stock options to non-employees under US GAAP, based upon the fair value of the options using an option pricing model, was $11,442 for the year ended October 31, 2001 (2003 and 2002 - nil) and would be a cumulative amount of $205,553 from the year of adoption of FAS 123 to October 31, 2003. The significant assumptions used to estimate the market value of the options in the year ended October 31, 2001 included a risk free rate of return of 4.5%, a weighted average expected life of 4 years, expected volatility of 162% and expected dividends of nil.

The differences between the application of the fair value method for Canadian GAAP and the intrinsic value and fair value methods, as appropriate, for US GAAP would result in reduction in stock-based compensation of $1,042,090 for the year ended October 31, 2003, no change for the year ended October 31, 2002, an increase of $11,442 for the year ended October 31, 2001 and a cumulative reduction of $836,537 as at October 31, 2003 (2002 - $205,553 increase).

With respect to escrowed shares, US GAAP generally considers escrowed shares to be a compensatory arrangement between the Company and the holder of the shares. Accordingly, the difference between the market value of escrowed shares at the time the shares are eligible for release from escrow and the issue price of the shares is recognized and charged to operations as compensation expense in the period the escrowed shares are eligible for release from escrow. 375,000 common shares of the Company in escrow at October 31, 1997 became eligible for release during fiscal 1997 and therefore, $1,593,989 was charged to operations for US GAAP purposes in 1997. No charge was made or required under Canadian GAAP.

(b) *Proportionate consolidation:*

US GAAP requires that investments in joint ventures be accounted for under the equity method. As the Company's investment in the CMD joint venture was accounted for using the proportionate consolidation method, a difference would exist in the classification or display that would result from applying the equity method until May 31, 2002 (see notes 2(a) and 5(a)). However, rules prescribed by the SEC permit the Company, in the reconciliation to US GAAP, to omit differences in classification or display that result from using proportionate consolidation as the joint venture is an operating entity, and the significant financial operating policies are jointly controlled by all parties having an equity interest in the joint venture. The SEC has proscribed the disclosure of certain information with respect to the joint venture. This information is set out in note 8.

(c) *Impairment of long-lived assets and long-lived assets to be disposed of:*

US GAAP requires that the carrying value of long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Company is to estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. SEC staff have interpreted US GAAP to require that mineral property exploration and land use costs be expensed as incurred until commercially mineable deposits are determined to exist within a particular property as cash flows cannot be reasonably estimated prior to such determination. Accordingly, for US GAAP purposes, the Company has expensed all mineral property exploration costs, land use costs and mineral property evaluation costs as incurred.

For Canadian GAAP, cash flows relating to mineral property exploration and land use costs are reported as investing activities. For US GAAP, these costs would be characterized as operating activities.

Notes to Consolidated Financial Statements

14. **Reconciliation to United States generally accepted accounting principles ("US GAAP") (continued):**

   (d) *Shareholder contributions:*

   During the year ended October 31, 1999, long-term debt payable of $375,000 to a significant shareholder was settled by the issuance of common shares. For Canadian GAAP purposes, the carrying value of the debt has been assigned to the shares issued. For US GAAP purposes, the fair value of the shares at the settlement date, being $94,984, would be assigned to the shares issued. The resulting gain of $280,016 would be recognized as a capital contribution since the creditor was a significant shareholder. As the resulting effect is a transaction within shareholders' equity, this difference is not presented separately in the attached tables.

   (e) *Reconciliation:*

   The effect of the measurement differences between Canadian GAAP and US GAAP (including practices prescribed by the SEC) on the consolidated balance sheets, statements of operations and cash flows is summarized as follows:

   (i) Assets:

	2003	2002
Assets, under Canadian GAAP	$ 26,396,636	$ 7,179,570
Adjustment for mineral property exploration and development (c)	(6,814,540)	(4,868,903)
Assets, under US GAAP	$ 19,582,096	$ 2,310,667

   (ii) Share capital and contibuted surplus:

	2003	2002
Share capital and contributed surplus, under Canadian GAAP	$ 61,389,137	$ 39,243,378
Adjustment for stock-based compensation for non-employees (a)	(836,537)	205,553
Adjustment for escrow shares (a)	1,593,989	1,593,989
Share capital, under US GAAP	$ 62,146,589	$ 41,042,920

   (iii) Deficit:

	2003	2002
Deficit, under Canadian GAAP	$(35,919,667)	$(32,381,088)
Adjustment for stock-based compensation for non-employees (a)	836,537	(205,553)
Adjustment for escrow shares (a)	(1,593,989)	(1,593,989)
Adjustment for mineral properties and mineral property evaluation costs (c)	(6,814,540)	(4,868,903)
	$ (43,491,659)	$ (39,049,533)

Notes to Consolidated Financial Statements

14. Reconciliation to United States generally accepted accounting principles ("US GAAP") (continued):

(e) *Reconciliation:*

(iv) Loss and loss per share for the year:

	Years ended October 31,		
	2003	2002	2001
Loss for the year, under Canadian GAAP	$ (3,538,579)	$ (3,533,074)	$ (2,791,060)
Adjustment for stock-based compensation for non-employees (a)	1,042,090	-	(11,442)
Adjustment for mineral properties and mineral property evaluation costs (c)	(1,945,637)	1,214,982	(138,165)
Loss for the year, under US GAAP	$ (4,442,126)	$ (2,318,092)	$ (2,940,667)
Basic and diluted loss per share, under US GAAP	$ (0.12)	$ (0.07)	$ (0.09)
Weighted average number of common shares outstanding	37,116,816	32,119,742	32,119,742

(v) Cash used in operating activities:

	Years ended October 31,		
	2003	2002	2001
Cash used in operating activities, under Canadian GAAP	$ (1,130,707)	$ (1,900,274)	$ (2,582,778)
Mineral properties and mineral property evaluation costs (c)	(1,707,093)	(1,470,830)	(2,069,173)
Cash used in operating activities, under US GAAP	$ (2,837,800)	$ (3,371,104)	$ (4,651,951)

(vi) Cash used in investing activities:

	Years ended October 31,		
	2003	2002	2001
Cash used in investing activities, under Canadian GAAP	$ (1,717,473)	$ (1,465,384)	$ (1,755,199)
Mineral properties and mineral property evaluation costs (c)	1,707,093	1,470,830	2,069,173
Cash provided by (used in) investing activities, under US GAAP	$ (10,380)	$ 5,446	$ 313,974

Forward Looking Statements

This report contains "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning, among other things: the Company's plans for the Kolwezi Tailings Project, the Kipushi Project and the Angolan diamond project; the estimates of quantities of metals that will be found to be present in mineral deposits; the economic viability of the Company's mineral deposits; and the Company's plans for future growth and future debt and equity financings. Forward-looking statements are subject to risks and uncertainties that could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to: the interpretation of mineral exploration and development results, with respect to the geology, grade and continuity of mineral deposits; the potential for delays in the completion of feasibility studies; results of initial feasibility, prefeasibility and feasibility studies; the failure to obtain adequate financing on a timely basis; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; commodity price fluctuations; political risks involving operations in Democratic Republic of Congo and Angola; and other risks and uncertainties, including those described in the Company's Annual Reports on Form 20-F and reports on Form 6-K, filed with the SEC and the Company's Annual Information Forms filed with the Ontario Securities Commission, all of which reports are incorporated herein by reference. Forward-looking statements are based on the beliefs, estimates and opinions of management at the date the statements are made. The Company does not undertake to update forward-looking statements if management's beliefs, estimates or opinions or other circumstances should change.

Exhibit Index

Exhibit

1.1[(1)]	Memorandum and Articles of Incorporation dated November 16, 1979
1.2[(1)]	Amended Memorandum and Articles of Incorporation dated August 2, 1983
1.3[(1)]	Amended Memorandum and Articles of Incorporation dated March 11, 1987
1.4[(1)]	Amended Memorandum and Articles of Incorporation dated June 29, 1993
1.5[(1)]	Amended Memorandum and Articles of Incorporation dated August 8, 1995
1.6[(1)]	Articles of Continuation and By-Laws dated August 11, 1995
4.1[(2)]	Framework Agreement between Gécamines and America Mineral Fields International Limited relating to the Rehabilitation of the Kipushi Mine Facilities – April 1996
4.2[(2)]	Subscription and Joint Venture Agreement between America Mineral Fields Inc., America Mineral Fields International Limited, AMF Holdings Ltd., Anglo American Corporation of South Africa Limited, Ambase Prospects (Congo) Limited and Congo Mineral Developments Limited relating to the Kolwezi Tailings Project – June 1998
4.3[(2)]	Mining Industry Project Agreement (Convention) between the Democratic Republic of Congo, La Générale des Carrières et des Mines ("Gécamines") and Congo Mineral Developments Limited relating to the Kolwezi Tailings Project – November 1998
4.4[(2)]	Contract of Association between La Générale des Carrières et des Mines ("Gécamines") and Congo Mineral Developments Limited relating to the transfer of ownership of the Kolwezi Tailings Project – October 1998
4.5[(2)]	Option Agreement between Zinc Corporation of South Africa Limited ("Zincor") and America Mineral Fields International Limited related to the grant of an option to Zincor to earn an interest in the Kipushi Zinc and Copper Mine – July 2000
4.6[(2)]	Project Implementation Deed between America Mineral Fields, Inc., America Mineral Fields International Limited, AMF Holdings Limited, Anglo American Corporation of South Africa Limited, Ambase Prospects (Congo) Limited and Congo Mineral Developments Limited relating to the extension of the Joint Venture Agreement on the Kolwezi Tailings Project – May 2001
4.7[(2)]	Deed of Compliance between America Mineral Fields, Inc., America Mineral Fields International Limited, AMF Holdings Limited, Anglo American Corporation of South Africa Limited, Ambase Prospects (Congo) Limited and Congo Mineral Developments Limited relating to the Project Implementation Deed – May 2001
4.8[(2)]	Joint Venture Agreement between Zinc Corporation of South Africa Limited ("Zincor") and America Mineral Fields International Limited related to the Rehabilitation of the Kipushi Zinc and Copper Mine – January 2002
4.9[(3)]	Termination Agreement between America Mineral Fields Inc., America Mineral Fields International Limited, AMF Holdings Ltd., Anglo American Corporation of South Africa Limited, Ambase Prospects (Congo) Limited and Congo Mineral Developments Limited relating to the Kolwezi Tailings Project – July 10, 2002

4.10[3]	Deed of Termination and Release between America Mineral Fields Inc., America Mineral Fields International Limited, AMF Holdings Ltd., Anglo American Corporation of South Africa Limited, Ambase Prospects (Congo) Limited and Congo Mineral Developments Limited relating to the Kolwezi Tailings Project – July 10, 2002
4.11[3]	Heads of Agreement between Endiama E.P., IDAS Resources and Twins Ltd. dated August 20, 2002 (in Portuguese with English Summary)
4.12[3]	Letter of Agreement between America Mineral Fields Inc., International Finance Corporation and International Development Corporation of South Africa Limited relating to the Kolwezi Tailings Project dated February 12, 2003
4.13	Contract of Association between La Générale des Carrières et des Mines ("Gécamines") and Congo Mineral Developments Limited relating to the transfer of ownership of the Kolwezi Tailings Project – March 2004
11.1	Ethics and Conflicts of Interest Policy
12.1	Certification of CEO required by Rule 13a-14(a) or Rule 15d-14(a)
12.2	Certification of CFO required by Rule 13a-14(a) or Rule 15d-14(a)
13.1	Certification of CEO pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of CFO pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
14.1[4]	Management Information Circular dated March 24, 2004

(1) These exhibits were previously filed with the Company's Annual Report on Form 20-F for the year ended October 31, 1999.
(2) These exhibits were previously filed with the Company's Annual Report on Form 20-F for the year ended October 31, 2001.
(3) These exhibits were previously filed with the Company's Annual Report on Form 20-F for the year ended October 31, 2002
(4) These exhibits were previously furnished under cover of the Company's Current Report on Form 6-K dated April 2, 2004.

Exhibit 4.13

CONTRAT D'ASSOCIATION PORTANT SUR UN PROJET D'INDUSTRIE MINIERE

REJETS DE KINGAMYAMBO, VALLEE DE LA MUSONOI ET KASOBANTU

ENTRE

LA REPUBLIQUE DEMOCRATIQUE DU CONGO

ET

LA GENERALE DES CARRIERES ET DES MINES

ET

CONGO MINERAL DEVELOPMENTS LIMITED

- ENTRE -

LA REPUBLIQUE DEMOCRATIQUE DU CONGO

représentée par ses signataires dûment habilités ;

ci-après dénommée « **l'Etat** »   DE PREMIERE PART

LA GENERALE DES CARRIERES ET DES MINES
entreprise publique de droit congolais, ayant son siège social au 419, boulevard Kamanyola, B.P. 450, à Lubumbashi, République Démocratique du Congo ;

représentée par ses signataires dûment habilités ;

ci-après dénommée « **Gécamines** »   DE DEUXIEME PART

- ET -

CONGO MINERAL DEVELOPMENTS LIMITED
société de droit des Iles Vierges Britanniques (immatriculée sous le numéro 271751) ayant son siège social au 49 Main Street, Road Town, Tortola, British Virgin Islands ;

représentée par ses signataires dûment habilités ;

ci-après dénommée « **CMD** »   DE TROISIEME PART

Ci-après dénommées collectivement les « Parties » ou individuellement une « Partie ».

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Gécamines est seul et exclusif titulaire de l'ensemble des droits et titres afférents aux rejets du concentrateur de Kolwezi, contenant principalement du cuivre et du cobalt, ainsi que de toutes autres substances minérales exploitables et situées sur les sites de Kingamyambo, de la vallée de la Musonoi et de Kasobantu à Kolwezi dans la Province du Katanga, en République Démocratique du Congo.

Suite à un appel d'offres international par lequel America Mineral Fields International (AMFI), filiale d'America Mineral Fields Incorporated (AMF), a été sélectionnée par Gécamines, Gécamines et CMD, filiale d'AMF, ont signé un acte intitulé « Contrat d'Association » en date du 7 novembre 1998 (le « Contrat d'Association Initial ») en vue de s'associer pour l'exploitation en commun des rejets visés ci-dessus.

L'Etat a signé avec Gécamines et CMD le 7 novembre 1998 une convention portant sur un projet d'industrie minière dont l'objet était la fixation des conditions juridiques, économiques, financières, fiscales et sociales pour la réalisation du Projet, convention qui n'est pas entrée en vigueur.

Nonobstant l'absence d'entrée en vigueur du Contrat d'Association Initial, Gécamines et CMD ont paraphé un projet d'avenant au Contrat d'Association Initial le 11 avril 2001 (le « Projet de Contrat d'Association Modifié »).

Suite à et à raison de la signature du Contrat d'Association Initial et de ses avenants ultérieurs, dont le Projet de Contrat d'Association Modifié, ainsi que de la signature de la convention minière, AMF et CMD ont engagé des dépenses importantes, notamment dans le cadre d'études techniques, dont, en particulier, des analyses approfondies des ressources minières, et du programme d'exploitation d'une usine-pilote d'une durée de 12 mois.

Le Ministre des Mines et Hydrocarbures a réitéré, par la lettre CAB Mines-Hydro/01/520/02 du 16 mai 2002 adressée à CMD, le droit de préemption de cette dernière sur l'exploitation des rejets visés ci-dessus dans le respect du nouveau Code Minier.

A raison de l'entrée en vigueur de la loi n°007/2002 du 11 juillet 2002 portant Code Minier, les Parties sont convenues de procéder à diverses modifications du Projet de Contrat d'Association Modifié pour, notamment, ajuster certaines modalités juridiques et financières du Projet et permettre le financement du Projet,

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compte tenu, notamment, de l'absence de convention minière entre l'Etat congolais et CMD.

En conséquence, Gécamines et CMD ont signé le 27 juin 2003 à Lubumbashi un « Accord relatif aux principales modifications à apporter au Contrat d'Association portant sur un projet d'industrie minière » qui prévoit certaines modifications du Projet de Contrat d'Association Modifié. Au terme de cet accord, Gécamines et CMD sont également convenues de procéder aux modifications supplémentaires du Projet de Contrat d'Association Modifié qu'elles jugeraient nécessaires.

Par ailleurs, les Parties sont convenues que l'Etat détiendra une participation dans le capital de KMT, société à constituer pour la réalisation du Projet, et deviendra, par conséquent, partie au Contrat d'Association.

En outre, les Parties reconnaissent qu'AMF, en sa qualité d'actionnaire unique d'AMF Holdings Limited, l'actionnaire unique de CMD, qui sera elle-même actionnaire majoritaire de KMT, société à constituer conformément aux dispositions du Contrat d'Association, a conclu avec la Société Financière Internationale (« SFI ») et Industrial Development Corporation of South Africa (« IDC ») un contrat d'option par lequel SFI et IDC pourront, en cas d'exercice de leur option, acquérir chacune une participation pouvant s'élever jusqu'à dix pour cent (10%) du capital de KMT. Dans le cas où une seule de ces deux parties exercerait son option, sa participation pourra s'élever jusqu'à vingt pour cent (20%) du capital de KMT. Il est entendu que lesdites prises de participation de SFI et/ou IDC dans le capital social de KMT prendront la forme de cessions d'actions de KMT par CMD à SFI et/ou IDC.

Les Parties conviennent également que CMD envisage de faire participer un ou plusieurs partenaires industriels ou commerciaux dans le Projet. Cette participation d'un ou plusieurs partenaires industriels ou commerciaux pourra notamment prendre la forme d'une prise de participation de ce ou ces partenaires dans le capital social de KMT par le biais de cessions d'actions de KMT par CMD à ce(s) partenaire(s).

En application de l'accord du 27 juin 2003 et des principes énoncés ci-dessus, les Parties sont convenues de conclure le présent Contrat d'Association.

EN CONSEQUENCE, IL EST CONVENU CE QUI SUIT :

Article 1 - Définitions

1.   Dans le présent Contrat, sauf s'ils y sont définis autrement, les termes portant une majuscule auront la signification qui leur est donnée dans le présent Article :

♦ Actionnaires : les actionnaires de KMT.

♦ Actions : les actions intégralement libérées qui constituent le capital social de KMT.

♦ Actions A : les actions souscrites par la Gécamines à la constitution de KMT.

♦ Actions B : les actions souscrites par l'Etat à la constitution de KMT.

♦ Actions C : les actions souscrites par CMD à la constitution de KMT.

♦ Administrateur-Délégué : la personne physique nommée par le Conseil d'Administration conformément à l'article 13 du présent Contrat pour assurer la gestion journalière de KMT ou son mandataire éventuel.

♦ Administrateurs : les personnes qui, à un moment donné, sont dûment nommées administrateurs de KMT conformément aux Statuts de KMT.

♦ Avances : tous les fonds quelconques avancés à KMT par une Partie Contribuant au Financement ou par des tiers pour le compte d'une Partie Contribuant au Financement, notamment en vertu du présent Contrat, pour, notamment et sans limitation, financer les Immobilisations et les Frais d'Exploitation.

♦ Budget : une estimation et un calendrier détaillés de tous les frais à exposer par KMT relativement à un Programme, préparés conformément à l'article 15 du présent Contrat.

♦ Cadastre Minier : le service public de la République Démocratique du Congo créé par l'article 12 du Code Minier.

♦ <u>Cash-Flow Disponible</u> : le cash-flow positif d'un Exercice Social donné, disponible pour la distribution de dividendes et le remboursement ou le paiement des intérêts des prêts d'actionnaires, qui est constitué, sur la base des comptes audités de l'Exercice Social en question, des revenus de KMT après intérêts et impôts, plus les amortissements et autres Eléments Hors Trésorerie, moins les investissements, toutes sommes payées ou dues au titre des Contrats de Financement, et les réserves au titre du fonds de roulement.

♦ <u>Charges</u> : tous hypothèques, gages, privilèges, sûretés, nantissements, réclamations, frais de représentation et de courtage, requêtes et autres charges de toute nature.

♦ <u>Clôture Financière</u> : la date à laquelle toutes les conditions suspensives au titre des Contrats de Financement autres que l'émission d'une demande de tirage pour la mise à disposition de fonds ont été satisfaites.

♦ <u>Code Minier</u> : la loi n°007/2002 du 11 juillet 2002 portant code minier.

♦ <u>Compte National Principal</u> : le compte bancaire en devises de KMT qui sera ouvert en République Démocratique du Congo pour détenir et gérer ses recettes d'exportation, conformément aux articles 268 et 269 (b) du Code Minier.

♦ <u>Compte Principal</u> : le compte bancaire en devises de KMT qui sera ouvert hors de la République Démocratique du Congo pour détenir et gérer ses recettes d'exportation, conformément aux articles 267 et 269 (a) du Code Minier.

♦ <u>Conseil d'Administration</u> : le Conseil d'Administration de KMT.

♦ <u>Contrat</u> : le présent Contrat d'Association ainsi que toutes ses annexes qui en font partie intégrante.

♦ <u>Contrat de Cession du Permis d'Exploitation des Rejets</u> : le contrat de cession du Permis d'Exploitation des Rejets à conclure entre KMT et Gécamines et qui figure en annexe E du présent Contrat.

♦ <u>Contrats de Financement</u> : les contrats de prêt, de financement ou de refinancement (y compris les contrats d'assurance-crédit) conclus entre KMT et les Prêteurs conformément à l'article 5 du présent Contrat ainsi que tout contrat ou engagement accessoire ou relatif à ces contrats de prêt ou de financement, et notamment toute sûreté, contrat de couverture de taux d'intérêt ou de change et les accords directs.

♦ <u>Création de KMT</u> : la signature des Statuts de KMT par les Actionnaires, l'autorisation par décret présidentiel de sa constitution, le dépôt des Statuts de KMT et son immatriculation au registre des sociétés.

♦ <u>Date d'Achèvement Approuvé</u> : la date de début d'exploitation, telle qu'approuvée par les Prêteurs, à laquelle les essais de mise en service des installations du Projet, tels que spécifiés dans les Etudes de Faisabilité, auront été effectués avec succès conformément aux Contrats de Financement.

♦ <u>Date de Transfert</u> : la date de remise à KMT du Permis d'Exploitation des Rejets portant mention de son transfert à KMT, conformément à l'article 380 du Règlement Minier.

♦ <u>Dépenses</u> : toutes dépenses, quelles qu'elles soient, faites par ou pour compte de KMT en rapport avec le Permis d'Exploitation des Rejets, les Rejets et les Opérations, y compris et sans limitation toutes les Immobilisations et les Frais d'Exploitation.

♦ <u>Dette Senior</u> : toute somme due au titre des Contrats de Financement, y compris les intérêts, frais et accessoires, qui bénéficie de la priorité de remboursement la plus élevée.

♦ <u>Développement</u> : toutes activités en vue de la cession du Permis d'Exploitation des Rejets et du traitement des Rejets dans le but de la récupération des métaux et autres substances contenues, y compris la construction d'une usine de traitement métallurgique ou toutes autres améliorations destinées aux Opérations, ainsi que la préparation des plans de financement.

♦ <u>Dollar (ou US$)</u> : la monnaie des Etats-Unis d'Amérique.

♦ <u>Données</u> : toutes informations et tous registres et rapports ayant trait aux Rejets et se trouvant en possession ou sous le contrôle et la direction de Gécamines.

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♦ <u>Eléments Hors Trésorerie</u> : pour la période considérée, le montant net cumulé (qui peut être positif ou négatif) de toutes les dépenses non décaissées et de tous les produits non encaissés qui ont été soustraits ou, le cas échéant, ajoutés lors du calcul du revenu net, notamment, mais non exclusivement, les dépréciations, les amortissements, les impôts et taxes différés et les provisions pour indemnités de licenciement des employés.

♦ <u>Etat</u>: la République Démocratique du Congo, y compris toutes ses subdivisions.

♦ <u>Etudes de Faisabilité</u> : les études de faisabilité technique et l'étude de faisabilité commerciale prévues à la section 1 de l'Annexe D, telles qu'approuvées par le Conseil d'Administration.

♦ <u>Exercice Social</u> : l'année calendaire. Le premier Exercice Social ira de la date de la Création de KMT jusqu'au 31 décembre de l'année correspondante.

♦ <u>Exploitation</u> : les travaux de sondage, de reprise de rejets, de traitement métallurgique, de raffinage et autres traitements des Produits et de réhabilitation finale du Site des Rejets de Kolwezi.

♦ <u>Frais d'Exploitation</u> : tous frais et dépenses, au sens des Principes Comptables Généralement Admis, exposés par ou pour le compte de KMT après la Date d'Achèvement Approuvé, à l'exclusion de :

a. toutes les Dépenses en capital ;
b. tous les amortissements et réductions de valeur de KMT au sens des Principes Comptables Généralement Admis exposés ou pris en compte après la Date d'Achèvement Approuvé ;
c. tous les impôts sur les revenus de KMT supportés après la Date d'Achèvement Approuvé ; et
d. les intérêts sur les Avances payés aux Parties Contribuant au Financement.

♦ <u>Gouvernement</u> : le Gouvernement de la République Démocratique du Congo, ses autorités provinciales et locales ainsi que toutes autres subdivisions administratives de l'Etat. Afin d'éviter toute ambiguïté, il est précisé que la notion de « Gouvernement » n'inclut pas Gécamines.

♦ <u>Immobilisations</u> : toutes les dépenses relatives aux immobilisations au sens des Principes Comptables Généralement Admis exposées par et/ou pour compte de KMT.

♦ <u>Installations</u> : toutes les usines et équipements, y compris, sans que cette énumération soit limitative, toutes les voies d'accès, tous bâtiments, usines et autres structures, installations fixes et améliorations et tous autres biens, meubles ou immeubles, pour le traitement, transport, manutention, entreposage ou l'administration, tous bureaux, y compris tout appareillage, mobilier et accessoires, infrastructures ou logements pouvant exister à tout moment donné sur ou hors du Site des Rejets de Kolwezi, dans la mesure où ils sont utilisés ou affectés au bénéfice du Projet et les infrastructures et installations dans le cadre des programmes d'investissement agricole et/ou social.

♦ <u>Jour Ouvrable</u> : tout jour autre que le samedi, le dimanche ou un jour férié en République Démocratique du Congo.

♦ <u>KMT</u> : Kingamyambo Musonoi Tailings SARL, une société de droit congolais à constituer par Gécamines, l'Etat et CMD en vue de réaliser le Projet.

♦ <u>Opérations</u> : le Développement et l'Exploitation.

♦ <u>Partenaire(s) Industriel(s)</u> : le cas échéant, le ou les partenaires industriels ou commerciaux sélectionnés par les Parties Contribuant au Financement pour participer dans le Projet.

♦ <u>Partie ou Parties</u> : Gécamines, l'Etat et/ou CMD, ainsi que toute autre entité à qui, à raison de sa qualité d'Actionnaire, les droits et obligations d'une Partie découlant du présent Contrat ont été transférés, en tout ou en partie.

♦ <u>Parties Contribuant au Financement</u> : les Parties qui participent au financement du Projet, à savoir, individuellement CMD ou, le cas échéant, collectivement, CMD et les cessionnaires d'Actions C, ainsi que leurs Sociétés Affiliées.

♦ <u>Permis d'Exploitation</u> : les permis d'exploitation couvrant le Site des Rejets de Kolwezi, issus de la validation et de la transformation conformément au nouveau Code Minier et au présent Contrat des titres miniers de Gécamines.

♦ Permis d'Exploitation des Rejets : le permis d'exploitation des rejets couvrant le Site des Rejets de Kolwezi, issu de la validation et de la transformation conformément au nouveau Code Minier et au présent Contrat des titres miniers de Gécamines, qui doit être transféré à KMT conformément aux dispositions du nouveau Code Minier et du présent Contrat.

♦ Phase de Développement et de Construction : la phase du Projet, telle que déterminée par le Conseil d'Administration, qui va de l'achèvement des Etudes de Faisabilité jusqu'à la Date d'Achèvement Approuvé.

♦ Plan : le plan d'implantation joint en Annexe B, qui inclut les références cadastrales et les numéros de licence.

♦ Prêts Subordonnés : les prêts d'actionnaires consentis à KMT par les Parties Contribuant au Financement sous forme d'avances en compte courant, qui sont subordonnés à la Dette Senior.

♦ Prêteurs : toutes banques, établissements financiers, institutions financières nationales ou internationales, agences de crédit à l'exportation, assureurs-crédit ou autres prêteurs (à l'exclusion des Actionnaires autres que, le cas échéant, SFI et/ou IDC agissant en leur qualité de prêteurs senior) qui sont parties aux Contrats de Financement, ainsi que leurs ayant-droits, successeurs, substitués ou cessionnaires, et leurs mandataires, agents ou trustees.

♦ Principes Comptables Généralement Admis : les normes comptables « US GAAP » (*Generally accepted accounting principles*).

♦ Prix de Transfert : la somme de quinze millions de Dollars (15.000.000 US$) qui doit être payée à Gécamines par les Parties Contribuant au Financement, pour le compte de KMT, en rémunération du transfert du Permis d'Exploitation des Rejets conformément aux articles 7.1 à 7.4 du présent Contrat et sous réserve des dispositions de ces articles.

♦ Produits : les produits finis provenant de l'Exploitation.

♦ Programme : une description raisonnablement détaillée des Opérations à réaliser et des objectifs à atteindre pendant une période donnée, préparée par l'Administrateur-Délégué et approuvée par le Conseil d'Administration, conformément à l'article 15 du présent Contrat.

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♦ <u>Projet</u> : le projet d'exploitation des Rejets par KMT, qui comprend notamment le développement, la réalisation des Etudes de Faisabilité, le financement, la construction des infrastructures et installations, l'exploitation commerciale ainsi que l'achèvement de l'exploitation et la réhabilitation du Site des Rejets de Kolwezi, selon les modalités qui figurent au présent Contrat.

♦ <u>Rejets</u> : Les rejets provenant de l'exploitation du concentrateur de Kolwezi dont les droits sont transférés par Gécamines à KMT en vertu du présent Contrat et comprenant :

1. les rejets de Kingamyambo tels que délimités sur la carte figurant en annexe B du présent Contrat ; et

2. les rejets de la vallée de la Musonoi tels que délimités sur la carte figurant en annexe B du présent Contrat.

♦ <u>Règlement Minier</u> : le décret n°038/2003 du 26 mars 2003 portant règlement minier.

♦ <u>Site des Rejets de Kolwezi</u> : la superficie, décrite et délimitée par les coordonnées qui figurent en annexe A et sur le Plan joint en annexe B, sur laquelle se trouvent les Rejets, les nouvelles infrastructures à construire et les interconnexions entre les sites.

♦ <u>Société Affiliée</u> : toute société ou entité qui détient directement ou indirectement plus de cinquante pour cent (50%) des droits de vote d'un Actionnaire, ou dont plus de cinquante pour cent (50%) des droits de vote sont détenus par un Actionnaire, ainsi que toute société ou entité dont plus de cinquante pour cent (50%) des droits de vote sont détenus directement ou indirectement par une société ou entité qui détient ce même pourcentage des droits de vote d'un Actionnaire, directement ou indirectement.

♦ <u>Statuts de KMT</u> : les statuts de KMT qui devront être adoptés conformément aux dispositions du présent Contrat et dans la forme qui figure en annexe F.

2. Dans le présent Contrat, sauf indication explicite du contraire :

a) toute référence au genre masculin inclut le genre féminin et vice versa, et toute référence au singulier inclut le pluriel et vice versa.

b) Les mots « ci-avant », « ci-dessus », « par le présent » et les autres locutions de même portée se réfèrent au présent Contrat compris comme un tout et pas seulement à un article, à une section ou à une autre subdivision quelconque.

c) Pour le calcul des délais dans lesquels ou suivant lesquels un acte doit être accompli ou une démarche effectuée en vertu du présent Contrat, la date de début de ce délai ne sera pas prise en compte, tandis que la date de la fin de ce délai le sera. Si le dernier jour d'un tel délai n'est pas un Jour Ouvrable, ce délai prendra fin le Jour Ouvrable suivant.

d) Les titres n'ont qu'une fonction de facilité : ils ne font pas partie du présent Contrat et ne peuvent servir à l'interprétation, à la définition ou à la limitation de la portée, de l'étendue ou de l'intention du présent Contrat ou d'une quelconque de ses dispositions.

e) En cas de contradiction entre les dispositions d'une Annexe et celles du Contrat, les dispositions du Contrat prévaudront.

f) Toutes les informations de nature financière devant être fournies dans le cadre du présent Contrat seront conformes au droit comptable en vigueur en République Démocratique du Congo et aux Principes Comptables Généralement Admis.

Article 2 - Objet

Le présent Contrat a pour objet de définir le cadre de création d'une filiale commune dénommée KINGAMYAMBO MUSONOI TAILINGS SARL, en abrégé « KMT », les termes et conditions du transfert par Gécamines à KMT du Permis d'Exploitation des Rejets et des droits sur les Rejets et de définir les droits et obligations respectifs de Gécamines, de l'Etat, de CMD et, le cas échéant, des autres Parties Contribuant au Financement.

En conséquence, dès que raisonnablement possible après la signature du présent Contrat, CMD, Gécamines et l'Etat constitueront KMT, conformément aux lois de la République Démocratique du Congo, aux dispositions du présent Contrat et aux Statuts de KMT.

Gécamines, l'Etat et CMD souscriront respectivement douze virgule cinq pour cent (12,5%), cinq pour cent (5%) et quatre-vingt deux virgule cinq pour cent (82,5%) des actions de KMT, pour un montant initial de cinquante mille Dollars

(50.000 US$). CMD prêtera sans intérêts à Gécamines six mille deux cent cinquante Dollars (6.250 US$) représentant la souscription de Gécamines au capital initial de KMT, ce prêt étant remboursable sans intérêts selon les modalités prévues à l'article 7.2. La souscription de l'Etat au capital initial de KMT, soit deux mille cinq cent Dollars (2.500 US$), sera payée par CMD au nom et pour le compte de l'Etat.

En contrepartie du transfert du Permis d'Exploitation des Rejets et de tous les droits relatifs aux Rejets par Gécamines à KMT, tel que convenu dans le présent Contrat, les Parties Contribuant au Financement feront à Gécamines, pour le compte de KMT, les paiements convenus à l'article 7, réaliseront l'apport en capital convenu à l'article 6 et obtiendront un financement complémentaire pour le Projet aux conditions prévues dans le présent Contrat.

Article 3 - Données

Gécamines s'engage à transmettre à CMD, dès l'entrée en vigueur du présent Contrat, toutes les données, informations, registres et rapports ayant trait aux Rejets et se trouvant en possession ou sous le contrôle de Gécamines (les « Données »), en vue de la réalisation des Etudes de Faisabilité. Les Données ne pourront être communiquées qu'aux cocontractants de CMD dans le cadre des Etudes de Faisabilité, ou dans les conditions de l'article 21.

Article 4 - Calendrier de Réalisation et Sanction

1. Calendrier de réalisation

A compter de la Date de Transfert, les Parties Contribuant au Financement feront leurs meilleurs efforts pour réaliser les démarches suivantes dans les délais prévus par le calendrier qui figure à la section II de l'Annexe D :

a) achever les Etudes de Faisabilité, lesquelles resteront la propriété des Parties Contribuant au Financement (ainsi que les documents y afférents) au prorata de leur contribution à la réalisation desdites Etudes de Faisabilité et documents jusqu'au transfert de cette propriété à KMT conformément à l'article 6.6 ;

b) réaliser l'étude d'impact environnemental et rédiger le plan de gestion environnemental ; et

c) obtenir de la part des Prêteurs des engagements d'assurer le financement pour le Projet conformément aux dispositions de l'article 5.

Il est estimé qu'environ huit (8) mois seront nécessaires pour l'achèvement des Etudes de Faisabilité. La réalisation simultanée de l'étude d'impact environnemental nécessitera une période de douze (12) mois afin de recueillir l'ensemble des données saisonnières. Les opérations de recherche et de mise en place du financement débuteront parallèlement à la réalisation des Etudes de Faisabilité étant entendu que tout engagement des Prêteurs sera subordonné à la réalisation par ceux-ci d'un programme d'audit approfondi et à la finalisation des Etudes de Faisabilité, et nécessitera également une phase de négociation des contrats de financement, l'ensemble exigeant au minimum huit (8) mois. Une période supplémentaire d'un (1) mois sera nécessaire afin d'octroyer définitivement le contrat de construction.

2. Sanction

a)   Si les Parties Contribuant au Financement n'ont pas exécuté les obligations visées à l'article 4.1 ci-dessus à l'expiration du délai de trois (3) ans et six (6) mois à compter de la Date de Transfert, les dispositions suivantes trouveront application :

(i)   les prêts consentis par les Parties Contribuant au Financement à KMT en application de l'article 7.4 du présent Contrat cesseront de porter intérêts, et ce jusqu'à ce que les obligations visées à l'article 4.1 ci-dessus aient été exécutées ; et

(ii)   Gécamines pourra demander la cession au bénéfice de tout tiers de son choix de l'intégralité des Actions détenues par les Parties Contribuant au Financement, à condition d'apporter la preuve que ce tiers dispose de la capacité de financer le Projet, et ce, moyennant un préavis écrit de trois (3) mois notifié aux Parties Contribuant au Financement et resté sans effet. Dans ce cas, les Parties Contribuant au Financement seront tenues de céder lesdites Actions au tiers désigné par Gécamines, moyennant le versement de la somme de cinq millions de Dollars (5.000.000 US$) aux Parties Contribuant au Financement, au prorata du nombre d'Actions cédées par chacune d'entre elles. Ce paiement sera effectué soit comptant, soit si Gécamines et les Parties Contribuant au Financement en conviennent le moment venu, conformément à un échéancier et à un taux d'intérêts arrêtés d'un commun accord, étant entendu qu'en toute hypothèse, les obligations de paiement en faveur des Parties Contribuant au Financement devront faire l'objet d'une garantie bancaire consentie au profit des Parties Contribuant au Financement par une banque internationale de premier rang approuvée par les Parties. Une fois ce paiement effectué, les Parties Contribuant au Financement procéderont au

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transfert des Actions comme indiqué ci-dessus et le présent Contrat sera résilié de plein droit.

b)   Dans l'hypothèse où à l'issue d'une période d'un (1) an et six (6) mois à compter de l'expiration du délai de trois ans et six mois mentionné à l'article 4.2(a) ci-dessus, (i) les Parties Contribuant au Financement n'auraient toujours pas, pour quelque raison que ce soit, à l'exception d'un cas de force majeure tel que défini au présent Contrat, exécuté les obligations visées à l'article 4.1 ci-dessus et (ii) Gécamines n'aurait pas usé du droit qui lui est reconnu à l'article 4.2(a)(ii) ci-dessus, KMT sera tenue, sans qu'il y ait lieu à notification d'un préavis par Gécamines, de rétrocéder sans condition à Gécamines le Permis d'Exploitation des Rejets à elle cédé conformément à l'article 7.1 du présent Contrat. Gécamines conservera le montant de cinq millions de Dollars (5.000.000 US$) perçu conformément à l'article 7.2. Les Parties Contribuant au Financement s'engagent à ne pas entreprendre une action en vue de la récupération de ce montant et conformément aux Statuts de KMT, une assemblée générale sera convoquée pour effectuer la dissolution et la liquidation de la société, suite à la cession en faveur de Gécamines du Permis d'Exploitation des Rejets.

c)   En cas de résiliation du présent Contrat en application des articles 4.2(a)(ii) ou 4.2(b) ci-dessus, les dispositions suivantes trouveront application :

(i)   toutes les Avances quelconques consenties à cette date à KMT par les Parties Contribuant au Financement seront considérées comme non remboursables par KMT, la dette de KMT à l'égard des Parties Contribuant au Financement au titre desdites Avances étant annulée, et

(ii)   les Etudes de Faisabilité (en l'état où elles se trouveront à ce moment) demeureront la propriété des Parties Contribuant au Financement au prorata de leur contribution à la réalisation desdites Etudes de Faisabilité. Toutefois, les Parties conviennent que :

(1)   au cas où le présent Contrat serait résilié conformément à l'article 4.2(a)(ii) ci-dessus, les Parties Contribuant au Financement seront libres de vendre les Etudes de Faisabilité au tiers désigné par Gécamines, à la demande de celui-ci et selon des modalités à définir entre les Parties Contribuant au Financement et le tiers désigné par Gécamines.

(2)   au cas où le présent Contrat serait résilié conformément à l'article 4.2(b) ci-dessus, Gécamines aura le droit d'acquérir gratuitement les Etudes de Faisabilité des Parties Contribuant au Financement.

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3. Etant entendu que le titulaire du Permis d'Exploitation des Rejets bénéficie, en vertu de l'article 580 (f) du Règlement Minier, de l'exemption de l'obligation de commencer les travaux dans le délai fixé par le Code Minier, les Parties Contribuant au Financement seront exclusivement responsables des Etudes de Faisabilité conformément au calendrier visé aux articles 4.1 et 4.2 ci-dessus et KMT sera exclusivement responsable de l'exécution de la Phase de Développement et de Construction. Toutes ces phases (Etudes de Faisabilité, Phase de Développement et de Construction) seront réalisées avec la collaboration technique de Gécamines, sur demande des Parties Contribuant au Financement, et Gécamines recevra une rémunération pour ces services à des tarifs qui seront convenus par écrit préalablement au début de la prestation desdits services.

Les Parties conviennent de se communiquer mutuellement toutes informations requises pour la préparation des Etudes de Faisabilité y compris des données relatives aux coûts.

Les Parties Contribuant au Financement et/ou KMT pourront également demander à Gécamines de réaliser d'autres services spécifiques, à un prix à fixer d'un commun accord et sous réserve de la disponibilité desdits services.

Article 5 - Financement du Projet

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1. Les Parties Contribuant au Financement organiseront le financement nécessaire pour réaliser le Projet, compte tenu des paramètres suivants :

a) outre le capital social de KMT apporté conformément aux articles 2 et 6 du présent Contrat, le financement sera réalisé exclusivement sous forme de Dette Senior et de Prêts Subordonnés portant intérêt conformément à l'article 5.8 du présent Contrat ;

b) le financement ne devra nécessiter aucune garantie de la part des Actionnaires ou de leurs Sociétés Affiliées, à l'exception de KMT, ni aucun recours à leur encontre, exception faite, le cas échéant, des garanties de pré-achèvement que pourraient donner certaines Parties Contribuant au Financement et du nantissement de tout ou partie des Actions au profit des Prêteurs ;

c) la part que les Actionnaires devront accepter de financer sous la forme d'apports en capital et/ou de Prêts Subordonnés ne devra pas excéder cinquante pour cent (50%) du montant total des fonds destinés au financement du Projet ;

d)   le financement devra être compatible avec les Etudes de Faisabilité préparées par les Parties Contribuant au Financement. En particulier, le service de la dette, y compris l'amortissement des prêts, devra être intégralement assuré par les revenus projetés de KMT, nets des Frais d'Exploitation, des impôts et taxes et des éventuelles contributions à des fonds de réserve légalement exigés ;

e)   si les Prêteurs et/ou les Parties Contribuant au Financement l'exigent, le financement apporté par les Prêteurs et les Parties Contribuant au Financement bénéficiera d'une couverture du risque politique de la part d'une ou plusieurs agences gouvernementales d'assurance-crédit à l'exportation appartenant à des pays membres de l'OCDE ou d'autres fournisseurs de ce type d'assurance relevant du secteur public ou privé ; et

f)   le coût du financement devra être en ligne avec les taux de marché, compte tenu de ses caractéristiques, les Prêts Subordonnés portant intérêt conformément à l'article 5.8 du présent Contrat.

Toutefois, sous réserve de l'article 4.2 ci-dessus, le Conseil d'Administration pourra, à sa convenance, et notamment pour tenir compte de tout changement des facteurs techniques, économiques ou politiques affectant le Projet, ajuster, voire modifier substantiellement tout ou partie des paramètres décrits ci-dessus de sorte à permettre la poursuite du Projet, dont l'étendue pourra être revue en conséquence des ajustements ou modifications ainsi adoptés.

2.   Il est envisagé que, outre les Prêts Subordonnés consentis conformément à l'article 6, le financement du Projet proviennent d'organismes de financement étrangers telles que le groupe de la Banque Mondiale et la Banque Africaine pour le Développement, d'organismes de crédits multilatéraux pour l'exportation, de banques commerciales et des marchés boursiers des Etats-Unis d'Amérique, du Canada, d'Europe et d'ailleurs. Il est prévu que les organismes de prêt et de crédit facilitent la garantie des emprunts commerciaux en fournissant des garanties de prêt commercial (par exemple la garantie de la Banque Mondiale) et/ou accordent une priorité de remboursement de cette dette.

De plus, les Parties Contribuant au Financement et KMT examineront, chacune pour ce qui la concerne, la possibilité et le coût de la couverture de l'Agence

Multinationale pour la Garantie des Investissements (MIGA) ou d'un autre organisme de garantie.

3.   Les Parties Contribuant au Financement et/ou KMT négocieront avec les parties concernées les prêts, participations en capitaux propres, garanties, services, contrats de vente, de transport, d'alimentation en électricité et eau et autres accords et chercheront à obtenir toutes les décisions, permissions et autres autorisations des instances gouvernementales qui seront nécessaires ou souhaitables pour la réalisation et l'exploitation du Projet ou en relation avec celui-ci.

4.   A cet effet, Gécamines prendra toutes les mesures qui s'avèrent nécessaires pour permettre à KMT de conclure ces accords et obtenir les autorisations précitées ou pour lui faciliter la tâche dans ce domaine.

5.   Sauf dans les cas où le financement est disponible dans des conditions subventionnées, par exemple par les organismes de financement internationaux, il est prévu que les taux des intérêts à payer par KMT sur ses prêts (y compris tout Prêt Subordonné) s'aligneront sur les taux des prêts internationaux mis à la disposition de la République Démocratique du Congo, calculés par rapport au taux interbancaire pratiqué à Londres (LIBOR), sous la seule réserve que les taux à payer devront également tenir compte de la nature et des caractéristiques respectives des différentes formes de financement. Les Prêts Subordonnés porteront intérêt conformément à l'article 5.8 du présent Contrat.

6.   Au titre de chaque Exercice Social à compter de l'Exercice Social au cours duquel interviendra la Date d'Achèvement Approuvé et jusqu'à l'Exercice Social au cours duquel interviendra l'achèvement du remboursement de la Dette Senior et des Prêts Subordonnés, intérêts compris, accordés pour la Phase de Développement et de Construction, à l'exclusion de toute extension ou rénovation conformément à l'article 6.8, l'ensemble des Actions A aura droit à un dividende prioritaire initial cumulatif égal à deux virgule cinq pour cent (2,5%) du Cash Flow Disponible de l'Exercice Social correspondant, qui sera payé dans les cent quatre-vingt (180) jours de la fin dudit Exercice Social (le « Dividende Prioritaire Initial »).

Si le bénéfice distribuable d'un Exercice Social, au sens du droit congolais et sous réserve des obligations de remboursement de la Dette Senior dues au titre de l'Exercice Social concerné et des restrictions imposées par les Prêteurs, est insuffisant pour le service de la totalité du Dividende Prioritaire Initial dû aux Actions A au titre de cet Exercice Social, la partie non versée du Dividende

Prioritaire Initial sera payée, en priorité, par prélèvement sur le bénéfice distribuable des Exercices Sociaux suivants.

A compter de l'Exercice Social suivant l'Exercice Social au cours duquel interviendra l'achèvement du remboursement de la Dette Senior et des Prêts Subordonnés, le Dividende Prioritaire Initial sera remplacé par un nouveau dividende prioritaire déterminé comme suit :

Si, pendant un Exercice Social, le prix réel moyen du cobalt (calculé en appliquant l'indice des prix à la consommation des Etats-Unis d'Amérique (CPI-U) avec comme date de base le 31 décembre 2003) dépasse dix (10) Dollars la livre cathode, chaque Action A donnera droit, pour cet Exercice Social, à un dividende supplémentaire (le « Dividende Commercial ») correspondant au pourcentage, au prorata de chaque Action A dans l'ensemble des Actions A, d'une somme de dix (10) cents pour chaque Dollar au dessus de dix (10) Dollars, calculé, sur la base des comptes audités, sur la moyenne des prix FOR payés à KMT en contrepartie des ventes de cobalt pour l'Exercice Social en question. Cette somme sera calculée comme suit :

$$N \times (P1 - P2) \times 10/100$$

Où :
N = cobalt vendu pour l'Exercice Social concerné (en livres)
P1 = moyenne des prix FOR reçus pour les ventes de cobalt pour l'Exercice Social concerné (en Dollar par livre)
P2 = un prix de 10 Dollars indexé sur le US CPI-U – base 31 décembre 2003

Ce Dividende Commercial ne s'appliquera que dans le cas où des dividendes ordinaires sont payables à chaque Actionnaire pour l'Exercice Social concerné et en l'absence de tout Dette Senior, Prêt Subordonné ou autre prêt consenti à KMT par des Actionnaires ou des tiers, sauf accord de ces Actionnaires ou tiers prêteurs. Au cas où les Actionnaires propriétaires d'Actions C consentaient de nouveaux prêts à KMT après l'achèvement du remboursement de la Dette Senior et des Prêts Subordonnés, intérêts compris, accordés pour la Phase de Développement et de Construction, le Dividende Commercial sera remplacé, jusqu'au remboursement de ces nouveaux prêts par le Dividende Prioritaire Initial.

Le Dividende Prioritaire Initial et le Dividende Commercial deviendront nuls et les Actions A jouiront uniquement de droits identiques à ceux des Actions B dans le cas où les Actions A seraient cédées ou transférées, de quelque manière que ce soit, à une entité non détenue et contrôlée entièrement, directement ou indirectement, par l'Etat.

7.   Sous réserve des restrictions qui pourraient être imposées par les Prêteurs et des obligations de remboursement de la Dette Senior dues au cours de l'Exercice Social concerné, le Cash Flow Disponible pour chaque Exercice Social sera réparti dans les conditions et l'ordre de priorité suivants :

a)   financements visés à l'article 6.8(a) (y compris les intérêts), pour l'Exercice Social concerné ;

b)   versement à Gécamines, en sa qualité de titulaire d'Actions A, pour l'Exercice Social concerné, du Dividende Prioritaire Initial, conformément à l'article 5.6 ;

c)   versement à chaque Actionnaire autre que les Actionnaires propriétaires d'Actions A, pour l'Exercice Social concerné, de dividendes prioritaires jusqu'à un montant égal à vingt pour cent (20%) du Cash-Flow Disponible multiplié par la participation de l'Actionnaire concerné dans KMT ;

d)   remboursement, pour l'Exercice Social concerné, des Prêts Subordonnés (y compris les intérêts aux taux prévus à l'article 5.8), et/ou le cas échéant des autres prêts faits à KMT par les Actionnaires propriétaires d'Actions C ;

e)   versement, le cas échéant, du Dividende Commercial aux Actionnaires titulaires d'Actions A et versement à chaque Actionnaire du solde du Cash Flow Disponible pour l'Exercice Social concerné sous forme de dividendes ordinaires complémentaires.

Les alinéas (b), (c) et (d) ne s'appliqueront que dans le cas où KMT bénéficie de Prêts Subordonnés ou d'autres prêts consentis par les Actionnaires propriétaires d'Actions C.

Les Parties conviennent que les Prêts Subordonnés pourront être remboursés à partir du Compte National Principal dans les limites stipulées par l'article 264 (i) du Code Minier. Ces Prêts subordonnés pourront également être remboursés en tout ou en partie depuis le Compte Principal, sans que ce remboursement soit soumis à l'article 264 (i) du Code Minier, celui-ci n'étant pas applicable à ce compte.

8.   Les Prêts Subordonnés porteront intérêt au taux nominal annuel de douze pour cent (12%) jusqu'à la conclusion des Contrats de Financement. A compter de la date de conclusion des Contrats de Financement, les Prêts Subordonnés porteront intérêt à un taux égal au taux de la Dette Senior majoré de trois cent cinquante (350) points de base. Le taux de la Dette Senior considéré sera le taux moyen pondéré de la Dette Senior bénéficiant d'une assurance des risques politiques.

9.   L'Etat garantit aux Parties Contribuant au Financement et à KMT à dater de sa constitution que les taux d'intérêt prévus à l'article 5.8 constituent des taux d'intérêt qui satisfont aux conditions permettant de bénéficier des droits, exonérations et déductions prévus par le Code Minier et notamment ses articles 246(a), 254, 256, 264, 265 et 267.

Article 6 - Clôture du Financement

1.   Une fois obtenus l'accord des Prêteurs pour le financement conformément à l'article 5 et la satisfaction des conditions suspensives pour la Clôture Financière, KMT procédera au tirage initial.

2.   A la Clôture Financière, le capital social initial de KMT sera augmenté à dix millions de Dollars (10.000.000 US$), représenté par dix millions (10.000.000) d'Actions de un Dollar (1 US$) chacune.

3.   A la Clôture Financière, le nombre d'Actions C détenues par les Parties Contribuant au Financement sera augmenté à un total de huit millions deux cent cinquante mille (8.250.000) Actions de un Dollar (1 US$) chacune (quatre vingt deux virgule cinq pour cent (82,5%) du capital social de KMT), au prorata de leurs participations respectives dans KMT immédiatement avant la Clôture Financière, les Actions nouvellement créées étant souscrites par les Parties Contribuant au Financement au pair. Cette souscription sera réalisée selon les modalités stipulées à l'article 6.6 du présent Contrat.

4.   A la Clôture Financière, le nombre d'Actions A détenues par Gécamines sera augmenté à un total d'un million deux cent cinquante mille (1.250.000) Actions de un Dollar (1 US$) chacune (douze virgule cinq pour cent (12,5%) du capital social de KMT), les Actions nouvellement créées étant souscrites au pair par Gécamines à la Clôture Financière. Cette souscription sera réalisée par la capitalisation des dépenses de recherche et développement effectivement payées par Gécamines dans le cadre du Projet (à l'exclusion, pour éviter toute ambiguïté, des dépenses de développement encourues par Gécamines mais réglées par les

Parties Contribuant au Financement), comme le prouveront ses livres et comptes audités. Le cas échéant, le solde du prix de souscription sera payé au comptant, et CMD prêtera sans intérêts à Gécamines la somme nécessaire au paiement de ce solde, ce prêt étant remboursable sans intérêts selon les modalités prévues à l'article 7.3 du présent Contrat.

5.   A la Clôture Financière, le nombre d'Actions B détenues par l'Etat sera augmenté à un total de cinq cent mille (500.000) Actions de un Dollar (1 US$) chacune (cinq pour cent (5%) du capital social de KMT), les Actions nouvellement créées étant souscrites au pair par l'Etat et payées par les Parties Contribuant au Financement au nom et pour le compte de l'Etat, selon les modalités stipulées à l'article 6.6 du présent Contrat.

6.   Les souscriptions au capital de KMT prévues aux articles 6.3 et 6.5 ci-dessus seront réalisées par chaque Partie Contribuant au Financement par le transfert à KMT de la propriété des Etudes de Faisabilité, à une valeur égale à la contribution de ladite Partie Contribuant au Financement aux coûts cumulés de réalisation des Etudes de Faisabilité, comme le prouveront ses livres et comptes audités. Au 31 octobre 2003, le coût des Etudes de Faisabilité s'élevait à dix millions cent soixante trois mille quatre cent quarante huit Dollars (10.163.448 US$). A compter de la Clôture Financière, le solde pour chaque Partie Contribuant au Financement du coût des Etudes de Faisabilité sera assimilé à un Prêt Subordonné de la part de ladite Partie Contribuant au Financement au profit de KMT, qui portera intérêt conformément à l'article 5.8. Jusqu'à ce transfert, les Parties Contribuant au Financement conserveront la propriété des Etudes de Faisabilité.

7.   En cas de dépassement par KMT des dépenses d'investissement prévues, les Parties Contribuant au Financement, ou certaines d'entre elles, pourront fournir à KMT un complément de financement, en plus des apports en capital prévus au présent article 6 et des prêts consentis par les Prêteurs. Ce financement sera fourni sous forme de prêts subordonnés bénéficiant d'une priorité de remboursement (au sein des Prêts Subordonnés) portant intérêt conformément à l'article 5.8.

8.   Dans le cas où, après la construction des installations prévues par les Etudes de Faisabilité, qu'elles aient fait ou non l'objet d'une exploitation, les Actionnaires décideraient de rénover ou d'accroître ces installations existantes, le financement de cette extension ou le refinancement du Projet sera réalisé par les sources de financement suivantes, par ordre de priorité :

a) cash-flows générés par KMT, dans la mesure où ils sont disponibles,

b) prêts complémentaires accordés par des Prêteurs, bénéficiant d'une priorité de remboursement, et

c) avances en compte courant par les Parties Contribuant au Financement, ou certaines d'entre elles, bénéficiant d'une priorité de remboursement (au sein des Prêts Subordonnés), portant intérêt conformément à l'article 5.8.

Article 7 - Transfert du Permis d'Exploitation des Rejets

1. Conformément à l'article 339 du Code Minier et à l'article 580 du Règlement Minier, Gécamines a demandé la transformation de son titre minier existant sur le Site des Rejets de Kolwezi en (a) permis d'exploitation des rejets destiné à KMT (le « Permis d'Exploitation des Rejets ») et (b) permis d'exploitation (les « Permis d'Exploitation »). Gécamines s'engage à entreprendre, dès l'obtention du Permis d'Exploitation des Rejets transformé et la Création de KMT, toutes les actions requises en vertu du Code Minier et du Règlement Minier pour le transfert à KMT de ce Permis d'Exploitation des Rejets.

2. La première partie du Prix de Transfert s'élève à un montant de cinq millions de Dollars (5.000.000 US$). La somme de six mille deux cent cinquante Dollars (6.250 US$) sera déduite de ce montant et conservée par CMD à titre de remboursement du prêt consenti à Gécamines pour sa souscription au capital social initial de KMT conformément à l'article 2 du présent Contrat.

La somme de quatre millions neuf cent quatre vingt treize mille sept cent cinquante Dollars (4.993.750 US$) deviendra la propriété de Gécamines par simple virement ███

███

██████, dans les sept jours de la réalisation de la dernière des conditions suivantes :

1. Création de KMT ;
2. Signature par Gécamines, dûment habilitée, et KMT du Contrat de Cession du Permis d'Exploitation des Rejets après obtention de l'attestation de libération de ses obligations environnementales pour le Site des Rejets de Kolwezi, conformément à l'article 405 et au chapitre VII du titre XVIII du Règlement Minier, et à l'article 10.1(g) du présent Contrat ;
3. Remise à KMT du Permis d'Exploitation des Rejets portant mention du transfert conformément à l'article 380 du Règlement Minier ;

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4. Remise par Gécamines à KMT d'une copie de l'attestation de libération de ses obligations environnementales pour le Site des Rejets de Kolwezi, conformément à l'article 405 et au chapitre VII du titre XVIII du Règlement Minier, et à l'article 10.1(g) du présent Contrat.

3. La seconde partie du Prix de Transfert s'élève à dix millions de Dollars (10.000.000 US$). De ce montant, sera déduite la somme prêtée par les Parties Contribuant au Financement à Gécamines pour sa souscription à l'augmentation du capital social de KMT au cas où cette souscription n'aurait pas été totalement couverte par la capitalisation des dépenses de recherche et développements visées à l'article 6.4 du présent Contrat. Le solde sera transféré à Gécamines par les Parties Contribuant au Financement pour le compte de KMT dans les sept (7) jours de la Clôture Financière.

4. Les Parties Contribuant au Financement prêteront à KMT le montant du Prix de Transfert pour les paiements prévus aux articles 7.2 et 7.3 ci-dessus. Le remboursement du capital ainsi que le paiement des intérêts sur ces prêts seront subordonnés au remboursement de la Dette Senior et seront soumis aux conditions prévues aux articles 5.7 et 5.8.

5. Les Parties Contribuant au Financement fourniront à Gécamines tous les documents nécessaires relatifs aux engagements de paiement pour le compte de KMT dès l'achèvement des Etudes de Faisabilité et la décision de passer à l'exécution du Projet.

6. Il est entendu entre les Parties que Gécamines conservera les Permis d'Exploitation sur le Site des Rejets de Kolwezi. Dans le cas où Gécamines souhaiterait ultérieurement céder les Permis d'Exploitation, Gécamines s'engage à les proposer en priorité à KMT ; la procédure applicable sera celle prévue à l'article 17.3 mutatis mutandis.

Article 8 - Durée du Contrat et Résiliation

1. Sous réserve des obligations de réhabilitation du Site des Rejets de Kolwezi à la fin de l'exploitation, prévues par le Code Minier, qui resteront en vigueur jusqu'à leur achèvement, le présent Contrat demeurera en vigueur pour une durée de trente (30) ans à compter de son entrée en vigueur conformément à l'article 23.13 ou jusqu'à la survenance du premier des événements suivants :

a) épuisement des Rejets, ou

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b) les Rejets ne sont plus commercialement exploitables, ou

c) les Actionnaires décident d'un commun accord de mettre fin au présent Contrat, auquel cas les dispositions de l'article 8.5 ci-dessous s'appliqueront, ou

d) le présent Contrat est résilié, conformément à l'article 4 ci-dessus ou aux articles 8.2 à 8.5 ci-dessous.

Dans le cas où, à l'expiration du terme initial du présent Contrat tel que prévu au présent article 8.1, les Rejets sont encore commercialement exploitables, les Parties s'engagent à conclure un avenant au présent Contrat afin d'en proroger le terme. A cette fin, les Parties se rencontreront au moins un an avant l'expiration du présent Contrat afin d'examiner si les Rejets sont encore commercialement exploitables et de convenir, le cas échéant, des termes de l'avenant.

2. Les Parties Contribuant au Financement, agissant de concert, pourront résilier le présent Contrat moyennant l'envoi d'un préavis écrit conjoint de trois (3) mois à Gécamines et à l'Etat. Dans ce cas et pour donner plein effet à cette résiliation, les Parties Contribuant au Financement céderont sans contrepartie leurs Actions à Gécamines et provoqueront la démission des personnes qui, sur leur présentation, auront été nommées Administrateurs.

En outre, toutes les Avances consenties avant la date de résiliation à KMT par les Parties Contribuant au Financement seront considérées comme non remboursables par KMT, la dette de KMT à l'égard des Parties Contribuant au Financement sera annulée et les Etudes de Faisabilité (en l'état où elles se trouveront à ce moment) demeureront la propriété de ou seront transférées aux Parties Contribuant au Financement. Toutefois Gécamines aura le droit d'acquérir ces Etudes de Faisabilité gratuitement.

A dater de l'envoi dudit préavis, les Parties Contribuant au Financement seront libérées de toute obligation de faire des Avances pour financer toutes dépenses, de participer à toute augmentation de capital et/ou d'effectuer à Gécamines tout payement futur pour le Prix de Transfert, et les Parties Contribuant au Financement ne seront tenues au paiement d'aucun dommage et intérêt à l'égard de quiconque. Toute partie du Prix de Transfert déjà payée par KMT à Gécamines sera définitivement acquise à celle-ci.

3. Sous réserve de l'article 4.2, en cas d'inexécution d'une disposition du présent Contrat par les Parties Contribuant au Financement, Gécamines aura le droit de donner par écrit un préavis de trois (3) mois, spécifiant les obligations non exécutées, envoyé à chacune des Parties Contribuant au Financement. Au cas où, à l'expiration de cette période, les Parties Contribuant au Financement n'ont

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pas exécuté lesdites obligations sans justification ou offert une compensation raisonnable en lieu et place de celle-ci, Gécamines pourra, conformément à la procédure de règlement des différends convenue à l'article 18 du présent Contrat, demander la résiliation du présent Contrat et/ou poursuivre la réparation de son préjudice.

En cas de résiliation du présent Contrat conformément au présent article 8.3, les Parties Contribuant au Financement céderont sans contrepartie leurs Actions à Gécamines et provoqueront la démission des personnes qui, sur leur présentation, auront été nommées Administrateurs.

En outre, toutes les Avances consenties avant la date de résiliation à KMT par les Parties Contribuant au Financement seront considérées comme non remboursables par KMT, la dette de KMT à l'égard des Parties Contribuant au Financement sera annulée et les Etudes de Faisabilité (en l'état où elles se trouveront à ce moment) demeureront la propriété de ou seront transférées aux Parties Contribuant au Financement. Toutefois Gécamines aura le droit d'acquérir ces Etudes de Faisabilité gratuitement.

A dater de l'envoi dudit préavis, les Parties Contribuant au Financement seront libérées de toute obligation de faire des Avances pour financer toutes dépenses, de participer à toute augmentation de capital et/ou d'effectuer à Gécamines tout payement futur pour le Prix de Transfert. Toute partie du Prix de Transfert déjà payée par KMT à Gécamines sera définitivement acquise à celle-ci.

4.   En cas d'inexécution par Gécamines d'une disposition du présent Contrat ou du Contrat de Cession du Permis d'Exploitation des Rejets (y compris la violation de tout engagement, déclaration ou garantie), les Parties Contribuant au Financement auront le droit de suspendre l'exécution des obligations leur incombant en vertu du présent Contrat, y compris, sans que cette énumération soit limitative, les obligations de remettre les Etudes de Faisabilité, de participer à toute augmentation de capital, d'effectuer tout paiement du Prix de Transfert, d'effectuer des Avances et de mettre en place le financement, jusqu'à ce qu'il soit remédié à cette inexécution. Dans ce cas, les délais convenus pour l'exécution des obligations des Parties Contribuant au Financement seront prorogés d'une durée égale à celle de l'inexécution et de sa période de remédiation. En outre, si Gécamines n'a pas remédié à cette inexécution dans les six (6) mois de la mise en demeure de ce faire (adressée conjointement par les Parties Contribuant au Financement par lettre recommandée avec accusé de réception ou lettre remise en mains propres contre décharge), les Parties Contribuant au Financement pourront, conformément à la procédure de règlement des différends convenue à

l'article 18 du présent Contrat, demander la résiliation du présent Contrat et/ou poursuivre la réparation de leur préjudice.

En cas de résiliation du présent Contrat conformément au présent article 8.4, et pour donner plein effet à cette résiliation, Gécamines cédera sans contrepartie ses Actions aux Parties Contribuant au Financement, au prorata de leurs participations respectives dans KMT, et provoquera la démission des personnes qui, sur sa présentation, auront été nommées Administrateurs.

5.   Au cas où les Actionnaires décideraient de mettre fin au présent Contrat conformément à l'article 8.1(c) ci-dessus, les Actionnaires pourront s'accorder sur la dissolution et la liquidation de KMT ou le transfert des Actions. Les dispositions des Statuts de KMT concernant la dissolution et la liquidation s'appliqueront conformément aux lois de la République Démocratique du Congo.

Article 9 - Stipulations, Déclarations et Garanties

1.   CMD stipule, déclare et garantit par la présente aux autres Parties les éléments suivants, étant précisé que tout cessionnaire d'Actions C devra souscrire à des stipulations, déclarations et garanties identiques :

a)   **Constitution**

Elle est une société valablement constituée selon les lois en vigueur au lieu de sa constitution ; elle est organisée et existe valablement selon ces lois et a le pouvoir d'exercer ses activités dans les juridictions où elle les exerce.

b)   **Pouvoir et Compétence**

Elle a plein pouvoir et compétence pour exercer ses activités, pour conclure le présent Contrat et toutes conventions ou actes visés ou envisagés au présent Contrat, ainsi que pour exécuter toutes les obligations et tâches quelconques lui incombant aux termes du présent Contrat.

c)   **Autorisations**

Elle a obtenu toutes les autorisations nécessaires pour signer et exécuter le présent Contrat et toutes conventions ou actes quelconques visés ou envisagés au présent Contrat. Cette signature et cette exécution :

(i) ne contredisent ni ne violent aucune disposition de ses statuts, aucune décision de ses actionnaires ou administrateurs, ni aucun accord, stipulation, contrat ou engagement quelconque auquel elle est partie ou par lequel elle est liée, et ne donne lieu à aucune Charge en vertu de ces mêmes actes ; et

(ii) ne violent aucune loi applicable du lieu de sa constitution.

d) **Exploitation**

KMT exploitera les Rejets conformément aux dispositions du Code et du Règlement Miniers, et notamment les dispositions en matière environnementale du titre XVIII du Règlement Minier.

2. Gécamines stipule, déclare et garantit par la présente aux autres Parties les éléments suivants, étant précisé que tout cessionnaire d'Actions A devra souscrire, sous réserve des références à la loi n°78-002 du 6 janvier 1978, à des stipulations, déclarations et garanties identiques aux alinéas a, b, c et o ci-dessous :

a) **Constitution**

Gécamines est une Entreprise Publique de droit congolais valablement constituée selon la loi n°78-002 du 6 janvier 1978 et les autres lois en vigueur au lieu de sa constitution ; elle est organisée et existe valablement selon ces lois et ses statuts et a le pouvoir d'exercer ses activités dans les juridictions où elle les exerce.

b) **Pouvoir et Compétence**

Gécamines a, conformément à la loi n°78-002 du 6 janvier 1978 et à ses statuts, plein pouvoir et compétence pour exercer ses activités, pour conclure le présent Contrat et toutes conventions ou actes visés ou envisagés au présent Contrat, ainsi que pour exécuter toutes les obligations et tâches quelconques lui incombant aux termes du présent Contrat.

c) **Autorisations**

Gécamines a obtenu toutes les autorisations nécessaires pour signer et exécuter le présent Contrat, y compris l'autorisation requise par les articles 41 et 42 de la loi n°78-002 du 6 janvier 1978, et toutes conventions ou actes quelconques visés ou envisagés au présent Contrat. Cette signature et cette exécution :

(i)   ne contredisent ni ne violent aucune disposition de ses statuts, aucune décision de son actionnaire, ni aucun accord, stipulation, contrat ou engagement quelconque auquel elle est partie ou par lequel elle est liée, et ne donne lieu à aucune Charge en vertu de ces mêmes actes ; et

(ii)   ne violent aucune loi applicable en République Démocratique du Congo.

d)   **Titulaire**

Gécamines est titulaire exclusif de l'intégralité des droits, titres et participations dans et sur les Rejets et le Permis d'Exploitation des Rejets. Gécamines a le droit de conclure le présent Contrat et de céder le Permis d'Exploitation des Rejets à KMT, conformément aux termes du présent Contrat, libre de toutes Charges quelles qu'elles soient. Il n'est rien qui affecte le Permis d'Exploitation des Rejets et les droits, titres et participations de Gécamines dans les Rejets, ni qui puisse sérieusement compromettre l'aptitude de KMT à procéder aux Opérations.

e)   **Droits de Tiers**

Aucune personne autre que Gécamines n'a de droit ou de titre sur le Permis d'Exploitation des Rejets, les Rejets, le Site des Rejets de Kolwezi ou les ouvrages d'arts qui y sont situés et aucune personne n'a droit à une redevance ou autre paiement quelconque, ayant la nature d'un loyer ou d'une redevance, sur les dépôts à rejets, métaux ou autres Produits provenant des Rejets et couverts par le Permis d'Exploitation des Rejets, si ce n'est conformément au présent Contrat et aux Code et Règlement Miniers.

Lesdits droits, titres et participations dans et sur les Rejets, et le Permis d'Exploitation des Rejets, ne sont soumis à aucune Charge, obligation ou servitude quelconque en faveur de tiers, et ne font l'objet d'aucune procédure juridique, revendication ou procès, ou menace de procédure, revendication ou procès qui pourrait mettre en question les droits de KMT sur le Permis d'Exploitation des Rejets, les Rejets et les Produits provenant des Rejets.

Sous réserve des droits visés au paragraphe premier du présent article 9.3(e), si des tiers prouvent qu'ils détiennent des droits sur le Permis d'Exploitation des Rejets, les Rejets, le Site des Rejets de Kolwezi ou les ouvrages d'arts qui y sont situés, Gécamines s'engage à faire immédiatement et à ses frais le nécessaire pour purger complètement ces droits de tiers sur le Permis d'Exploitation des Rejets, les Rejets, le Site des Rejets de Kolwezi et les ouvrages d'arts qui y sont situés de façon à n'entraîner aucune gêne ou dépense supplémentaire pour KMT.

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f) **Validité du Permis d'Exploitation des Rejets**

Le Permis d'Exploitation des Rejets a été régulièrement validé et transformé, et est conforme au Code Minier, au Règlement Minier et aux lois en vigueur en République Démocratique du Congo.

g) **Travaux et Opérations**

Les traitements et les autres opérations menées par ou pour le compte de Gécamines concernant le Permis d'Exploitation des Rejets, les Rejets, le Site des Rejets de Kolwezi, les terrains adjacents au Site des Rejets de Kolwezi et les ouvrages d'art qui sont situés sur le Site des Rejets de Kolwezi et sur les terrains adjacents ont été, sont et seront, exécutés et menés en bon père de famille et conformément aux règles de l'art en matière de sondages et de pratiques d'ingénierie et de métallurgie. Tous ces travaux et opérations sont et seront conformes à tous statuts, décrets, lois, ordonnances, permis, règles, règlements ou décisions émis par tout organisme gouvernemental ou para-étatique, tout ministère ou organisme départemental, administratif ou réglementaire.

h) **Ordres de Travaux**

Il n'y a pas de travaux imposés ou d'actions requises ou dont on peut raisonnablement s'attendre à ce qu'elles soient requises, notamment au titre du Code Minier, du Règlement Minier ou du Permis d'Exploitation des Rejets, concernant la réhabilitation et la restauration des Rejets ou des ouvrages d'art qui sont situés sur le Site des Rejets de Kolwezi ou se rapportant aux aspects environnementaux des Rejets, du Site des Rejets de Kolwezi ou des ouvrages d'art qui y sont situés ou des opérations exécutées sur celui-ci ou au titre du Permis d'Exploitation des Rejets. En vertu de l'article 580 (f) du Règlement Minier, le Permis d'Exploitation des Rejets n'est pas soumis à l'obligation de commencer les travaux dans le délai fixé par le Code Minier.

i) **Taxes**

Tous impôts, taxes, cotisations, droits et redevances relatifs aux Rejets et au Permis d'Exploitation des Rejets ont été intégralement payés, et les Rejets et le Permis d'Exploitation des Rejets sont libres de toutes charges fiscales au regard des lois de la République Démocratique du Congo.

j) **Actions**

Il n'y a pas d'actions ou de procédures en cours ou susceptibles d'être introduites qui, si elles aboutissaient, affecteraient ou seraient de nature à affecter le Permis d'Exploitation des Rejets, les Rejets, le Site des Rejets de Kolwezi ou les ouvrages d'art qui y sont situés.

k) **Obligations contractuelles et quasi-contractuelles**

Gécamines ne se trouve en infraction d'aucune obligation quelconque, contractuelle ou quasi-contractuelle, à l'égard de tiers relativement au Permis d'Exploitation des Rejets, aux Rejets, au Site des Rejets de Kolwezi ou aux ouvrages d'art qui y sont situés et la conclusion ou l'exécution du présent Contrat ne constitue pas une telle infraction.

l) **Droits et Titres Détenus par KMT**

Au terme du transfert du Permis d'Exploitation des Rejets par Gécamines à KMT conformément au Contrat de Cession du Permis d'Exploitation des Rejets et au présent Contrat, KMT aura la libre jouissance du Permis d'Exploitation des Rejets, des Rejets, du Site des Rejets de Kolwezi et des ouvrages d'art qui y sont situés et détiendra tous les certificats, enregistrements, permis, autorisations et titres requis par l'Etat ou par toute autorité gouvernementale ou administrative en République Démocratique du Congo, pour détenir le Permis d'Exploitation des Rejets et pour exécuter les Opérations. Le Permis d'Exploitation des Rejets est valable, exempt de passif fiscal et n'est grevé d'aucune disposition, condition ou limitation anormale.

m) **Environnement**

Avant la Date de Transfert, aucun produit polluant ou autre produit n'a été ou ne sera stocké, épandu, déposé, abandonné, pompé, déversé, vidé, injecté ou jeté ou ne s'est échappé, n'a coulé ou ne s'est infiltré sur ou dans les Rejets, en violation de la législation sur l'environnement applicable.

Il n'y a pas et il n'y aura pas de mises en demeure verbales ou écrites concernant la décharge de produits polluants sur les Rejets, qui exigent ou pourraient exiger que KMT prenne des mesures correctives ou reconstituantes, et il n'y a pas et il n'y aura pas d'autres obligations ou responsabilités relatives à la législation sur l'environnement applicable, notamment en matière de réhabilitation de l'environnement.

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Les Rejets, ou aucune partie des Rejets, ne sont situés dans un site environnemental protégé ou susceptible de l'être ou dans un site de décharge autorisé.

Il n'y a pas et il n'y aura pas d'empêchements ou d'autres formes de restrictions environnementales, servitudes, privilèges, charges de nature environnementale, imposées sur les Rejets ou le Permis d'Exploitation des Rejets et il n'y a pas et il n'y aura pas d'activités qui pourraient entraîner de telles restrictions et obligations environnementales contraignantes.

Gécamines n'a pas connaissance de faits ou de circonstances relatifs à l'environnement concernant le Permis d'Exploitation des Rejets, les Rejets, le Site des Rejets de Kolwezi ou les ouvrages d'art qui y sont situés qui puissent aboutir dans le futur à de quelconques obligations ou responsabilités en matière d'environnement, à l'exception des faits suivants :

- fuites à la base du barrage du lac de Kasobantu,
- érosion sur la face amont du barrage, et
- pollution émanant de l'usine de zinc de Kolwezi (UZK).

En cas d'action contre KMT, Gécamines interviendra en garantie de façon à n'entraîner aucune conséquence dommageable, notamment financière, pour KMT.

n)   **Informations Importantes**

Gécamines a mis à la disposition de CMD et de KMT toutes les informations importantes en sa possession ou sous son contrôle relatives au Permis d'Exploitation des Rejets, aux Rejets, au Site des Rejets de Kolwezi et aux ouvrages d'art qui y sont situés.

o)   **Lois et Jugements**

La signature et l'exécution du présent Contrat par Gécamines ne violent pas et ne constitueront pas une violation d'une quelconque règle légale, ni d'une quelconque décision judiciaire ou assimilée.

p) **Infrastructure**

Gécamines fera tout ce qui est en son pouvoir pour aider KMT à avoir accès à toutes les infrastructures existantes (eau, électricité, chemin de fer, routes, aéroport, etc.), aux conditions les plus favorables possibles, lesquelles devront être négociées avec les prestataires de ces services. Cette obligation de Gécamines est une obligation de moyens et non de résultat.

3. L'Etat stipule, déclare et garantit par la présente aux autres Parties les éléments suivants, étant précisé que tout cessionnaire d'Actions B devra effectuer des stipulations, déclarations et garanties identiques :

a) **Constitution**

Gécamines est une Entreprise Publique de droit congolais valablement constituée selon la loi n°78-002 du 6 janvier 1978 et les autres lois en vigueur au lieu de sa constitution ; elle est organisée et existe valablement selon ces lois et ses statuts et a le pouvoir d'exercer ses activités dans les juridictions où elle les exerce.

b) **Pouvoir et Compétence**

Gécamines a plein pouvoir et compétence pour, conformément à la loi n°78-002 du 6 janvier 1978 et à ses statuts, exercer ses activités, pour conclure le présent Contrat et toutes conventions ou actes visés ou envisagés au présent Contrat, ainsi que pour exécuter toutes les obligations et tâches quelconques lui incombant aux termes du présent Contrat.

c) **Autorisations**

Gécamines a obtenu toutes les autorisations nécessaires pour signer et exécuter le présent Contrat, y compris l'autorisation requise par les articles 41 et 42 de la loi n°78-002 du 6 janvier 1978, et toutes conventions ou actes quelconques visés ou envisagés au présent Contrat. Cette signature et cette exécution ne violent aucune loi applicable en République Démocratique du Congo.

Par ailleurs, l'Etat garantit par la présente à CMD et à KMT à compter de sa constitution le renouvellement du Permis d'Exploitation des Rejets autant de fois qu'il sera nécessaire pour permettre à KMT de réaliser le Projet pendant la durée du Contrat, à la seule condition que KMT satisfasse à la procédure établie par le Code et le Règlement Miniers.

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d)   **Titulaire**

Gécamines est titulaire exclusif de l'intégralité des droits, titres et participations dans et sur les Rejets et le Permis d'Exploitation des Rejets. Gécamines a le droit de conclure le présent Contrat et de céder le Permis d'Exploitation des Rejets à KMT, conformément aux termes du présent Contrat, libre de toutes Charges quelles qu'elles soient. Il n'est rien qui affecte le Permis d'Exploitation des Rejets et les droits, titres et participations de Gécamines dans les Rejets, ni qui puisse sérieusement compromettre l'aptitude de KMT à procéder aux Opérations.

e)   **Droits de Tiers**

Aucune personne autre que Gécamines n'a de droit ou de titre sur le Permis d'Exploitation des Rejets, les Rejets, le Site des Rejets de Kolwezi ou les ouvrages d'arts qui y sont situés.

f)   **Validité du Permis d'Exploitation des Rejets**

Le Permis d'Exploitation des Rejets a été régulièrement validé et transformé, et est conforme au Code Miner, au Règlement Minier et aux lois en vigueur en République Démocratique du Congo.

g)   **Travaux et Opérations**

Les traitements et les autres opérations menées par ou pour le compte de Gécamines concernant le Permis d'Exploitation des Rejets, les Rejets, le Site des Rejets de Kolwezi, les terrains adjacents au Site des Rejets de Kolwezi et les ouvrages d'art qui sont situés sur le Site des Rejets de Kolwezi et sur les terrains adjacents sont conformes à tous statuts, décrets, lois, ordonnances, permis, règles, règlements ou décisions émis par tout organisme gouvernemental ou para-étatique, tout ministère ou organisme départemental, administratif ou réglementaire.

h)   **Ordres de Travaux**

Il n'y a pas de travaux imposés ou d'actions requises ou dont on peut raisonnablement s'attendre à ce qu'elles soient requises, notamment au titre du Code Minier, du Règlement Minier ou du Permis d'Exploitation des Rejets, concernant la réhabilitation et la restauration des Rejets ou des ouvrages d'art qui sont situés sur le Site des Rejets de Kolwezi ou se rapportant aux aspects environnementaux des Rejets, du Site des Rejets de Kolwezi ou des ouvrages d'art qui y sont situés ou des opérations exécutées sur celui-ci ou au titre du Permis d'Exploitation des Rejets. En vertu de l'article 580 (f) du Règlement Minier, le Permis d'Exploitation des Rejets n'est pas soumis à l'obligation de commencer les travaux dans le délai fixé par le Code Minier.

i)   **Taxes**

Tous impôts, taxes, cotisations, droits et redevances relatifs aux Rejets et au Permis d'Exploitation des Rejets ont été intégralement payés, et les Rejets et le Permis d'Exploitation des Rejets sont libres de toutes charges fiscales au regard des lois de la République Démocratique du Congo.

j)   **Droits et Titres Détenus par KMT**

Au terme du transfert du Permis d'Exploitation des Rejets par Gécamines à KMT conformément au Contrat de Cession du Permis d'Exploitation des Rejets et au présent Contrat, KMT aura la libre jouissance du Permis d'Exploitation des Rejets, des Rejets, du Site des Rejets de Kolwezi et des ouvrages d'art qui y sont situés et détiendra toutes les concessions, certificats, enregistrements, permis, autorisations et titres requis par l'Etat ou par toute autorité gouvernementale ou administrative en République Démocratique du Congo, pour détenir le Permis d'Exploitation des Rejets et pour exécuter les Opérations. Le Permis d'Exploitation des Rejets est valable, exempt de passif fiscal et n'est grevé d'aucune disposition, condition ou limitation anormale.

k)   **Environnement**

Il n'y a pas et il n'y aura pas de mises en demeure verbales ou écrites concernant la décharge de produits polluants sur les Rejets, qui exigent ou pourraient exiger que KMT prenne des mesures correctives ou reconstituantes, et il n'y a pas et il n'y aura pas d'autres obligations ou responsabilités relatives à la législation sur l'environnement applicable, notamment en matière de réhabilitation de l'environnement.

Les Rejets, ou aucune partie des Rejets, ne sont situés dans un site environnemental protégé ou susceptible de l'être ou dans un site de décharge autorisé.

Il n'y a pas et il n'y aura pas d'empêchements ou d'autres formes de restrictions environnementales, servitudes, privilèges, charges de nature environnementale, imposées sur les Rejets ou le Permis d'Exploitation des Rejets, et il n'y a pas et il n'y aura pas d'activités qui pourraient entraîner de telles restrictions et obligations environnementales contraignantes.

En cas d'action contre KMT sur un sujet environnemental visé au présent article 9.3(k), l'Etat interviendra en garantie de façon à n'entraîner aucune conséquence dommageable et/ou financière pour KMT.

l)   **Lois et Jugements**

La signature et l'exécution du présent Contrat ne violent pas et ne constitueront pas une violation d'une quelconque règle légale, ni d'une quelconque décision judiciaire ou assimilée.

L'exactitude de chaque stipulation, déclaration et garantie, ainsi que l'engagement de les respecter, constitue pour chacune des Parties une condition déterminante de la signature du présent Contrat. Il ne peut être renoncé, en tout ou en partie, à une de ces stipulations, déclarations et garanties que par la Partie en faveur de laquelle la stipulation, la déclaration ou la garantie est faite et toutes les stipulations, déclarations et garanties, telles que stipulées au présent article, survivront à l'exécution et à la résiliation du présent Contrat pour autant que KMT continue d'exister. Chaque Partie s'engage à indemniser et à tenir indemnes les autres Parties de toute obligation résultant de toute violation d'une stipulation, déclaration ou garantie quelconque contenue dans le présent Contrat.

Article 10 - Engagements de Gécamines et de l'Etat

1.   Engagements de Gécamines

Par le présent Contrat, Gécamines s'engage sur les points suivants :

a)   A compter de la date de signature du présent Contrat, elle conservera les Rejets dans leur état et condition à cette date, ne les traitera pas, ne les enlèvera pas, n'y touchera pas et ne laissera pas un tiers agir de la sorte.

b)   Elle permettra aux Parties Contribuant au Financement d'accéder librement à ses données historiques, échantillons, analyses, rapports, études et toute autre information relative aux Rejets.

c)   Elle assistera les Parties Contribuant au Financement et KMT dans leurs relations avec le Gouvernement, les instances gouvernementales, les autorités locales, les entreprises congolaises et les communautés locales. Elle mettra également, dans la mesure des disponibilités, à la disposition des Parties Contribuant au Financement et de KMT, à un prix raisonnable, ses divers services et installations minières, de laboratoire, d'archivage et administratifs et son expertise générale dans l'industrie minière.

d)   Gécamines pourra exercer ou continuer à exercer ses droits miniers au titre des Permis d'Exploitation sur et sous le Site des Rejets de Kolwezi à la condition de ne pas gêner les Opérations. A cet effet, les Parties se concerteront afin de déterminer les modalités selon lesquelles Gécamines exercera ses droits miniers sur et sous le Site des Rejets de Kolwezi. KMT s'efforcera de traiter les Rejets de manière à ne pas gêner Gécamines dans ses éventuelles opérations minières autorisées sur et sous le Site des Rejets de Kolwezi. En cas de conflit ou de risque de conflit entre les éventuelles opérations minières de Gécamines et les Opérations, les Parties se concerteront afin de trouver une solution équitable et conforme aux principes énoncés ci-dessus, étant entendu que les Opérations seront prioritaires sur les activités de tout autre usager du Site des Rejets de Kolwezi, y compris Gécamines.

Notamment, Gécamines informera KMT de son plan d'exploitation et de ses opérations d'exploitation du sol et du sous-sol couvert par les Rejets et les remblais nés des Opérations sur un périmètre de 200 mètres autour des Rejets au titre de ses Permis d'Exploitation, cette exploitation ne devant pas gêner les Opérations.

Gécamines fera son affaire des rejets produits par le concentrateur de Kolwezi et l'usine de zinc de Kolwezi (UZK) située sur le Site des Rejets de Kolwezi après la date de signature du présent Contrat. Ces rejets ne devront pas être déposés sur le Site des Rejets de Kolwezi, sauf accord écrit de KMT, et ne devront causer aucune nuisance aux Opérations et à KMT et aucune pollution du Site des Rejets de Kolwezi.

Gécamines sera seule responsable à l'égard des tiers, de l'Etat et de KMT de tout dommage, y compris tout dommage environnemental, causé par ses activités éventuelles sur le Site des Rejets de Kolwezi au titre de ses Permis d'Exploitation, et Gécamines indemnisera KMT pour tout dommage subi par KMT ou toute action ou réclamation d'un tiers ou de l'Etat contre KMT à ce titre.

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Afin d'éviter toute ambiguïté, les Parties conviennent expressément que le présent article 10.1(d) s'applique notamment à l'usine UZK.

(e)   Pendant une période de trois (3) ans commençant à la date d'entrée en vigueur du présent Contrat, Gécamines se chargera, pour le compte de KMT et/ou des Parties Contribuant au Financement et aux frais de ces derniers, d'obtenir en temps utile tous les visas, titres de séjour et de travail et autres documents requis pour les personnes travaillant au Projet pour KMT et/ou des Parties Contribuant au Financement, leurs actionnaires et sous-traitants. A l'expiration de cette période, Gécamines déploiera ses meilleurs efforts pour prêter, si nécessaire, son assistance à KMT pour l'obtention de ces visas, titres de séjour et de travail et autres documents.

(f)   Suivant disponibilités, aux conditions à convenir et avec l'accord de Gécamines qui ne pourra être refusé sans juste motif, KMT aura le droit d'installer les conduites, pompes, installations d'entreposage et de traitement et autres installations pour la récupération des eaux d'assèchement des exploitations de Gécamines non requises par Gécamines pour ses opérations afin d'assurer l'alimentation en eau des Installations de KMT. Cet accord ne constitue pas un engagement de Gécamines, et dans le cas où Gécamines ne pourrait fournir les eaux d'assèchement nécessaires à KMT, KMT devra garantir son propre approvisionnement en eau et aura le droit de forer ses propres puits.

(g)   Gécamines devra obtenir de l'autorité compétente, sous la seule condition que Gécamines satisfasse aux conditions fixées par le Code et le Règlement Miniers, avant la Date de Transfert, une attestation de libération de ses obligations environnementales pour le Site des Rejets de Kolwezi, conformément à l'article 405 et au chapitre VII du titre XVIII du Règlement Minier.

2.   Engagements de l'Etat

L'Etat devra faire émettre par l'autorité compétente, sous la seule condition que Gécamines satisfasse aux conditions fixées par le Code et le Règlement Miniers, avant la Date de Transfert, une attestation de libération de ses obligations environnementales pour le Site des Rejets de Kolwezi, conformément à l'article 405 et au chapitre VII du titre XVIII du Règlement Minier.

Article 11 - Mise en œuvre des Dispositions concernant les Actionnaires

1.   Chaque Partie s'engage à participer à la Création de KMT conformément aux dispositions du présent Contrat et des Statuts de KMT. En outre, chaque Partie, en sa qualité d'Actionnaire, votera, ou fera en sorte que les détenteurs du droit de vote des Actions qu'elle détient directement ou indirectement votent, de façon à donner plein et entier effet aux dispositions du présent Contrat. Les Parties conviennent néanmoins qu'une Partie pourra s'abstenir de prendre part au vote, sauf demande écrite des autres Parties auquel cas la Partie concernée devra voter conformément aux dispositions du présent article 11.1.

2.   En cas de contradiction entre des dispositions du présent Contrat et des Statuts de KMT, les dispositions du présent Contrat s'appliqueront dans toute la mesure permise par la loi. Chaque Actionnaire s'engage à voter, ou à faire en sorte que les détenteurs du droit de vote des Actions qu'il détient directement ou indirectement votent, pour modifier les Statuts de KMT de manière à éliminer toute contradiction avec les dispositions du présent Contrat. Les Parties conviennent néanmoins qu'une Partie pourra s'abstenir de prendre part au vote, sauf demande écrite des autres Parties auquel cas la Partie concernée devra voter conformément aux dispositions du présent article 11.2.

3.   Sous réserve de l'article 17.6, tout certificat d'action qui sera émis par KMT pour les Actions portera à son recto la mention suivante :
« Le droit des actionnaires de KMT de vendre, d'aliéner ou de grever de sûretés leurs actions est limité par les dispositions du Contrat d'Association conclu entre les actionnaires de KMT ».

4.   Toute personne ou entité qui deviendra Actionnaire de KMT sera liée par les dispositions du présent Contrat et devra marquer son accord sur les termes de celui-ci en signant le présent Contrat ou en remettant aux Parties un document écrit dans lequel elle déclare sa volonté d'être liée par les conditions du présent Contrat et indique une adresse où les notifications prévues au présent Contrat pourront lui être faites. Chaque Partie stipule et accepte qu'après qu'un tiers ait ainsi marqué son accord sur les conditions du présent Contrat, chacune d'elles sera liée à l'égard de ce tiers et que, de la même façon, ce tiers sera lié à l'égard de chacune des Parties.

5.   Les dispositions du présent Contrat relatives aux Actions s'appliqueront *mutatis mutandis* à tous les titres ou actions dans lesquels les Actions pourraient être converties, modifiées, reclassifiées, redivisées, redésignées, rachetées, subdivisées ou consolidées, et également à tous les titres et actions quelconques

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que les Actionnaires recevraient de KMT à titre de dividende ou de distribution payable en actions ou en titres, ainsi qu'à tous titres ou actions de KMT ou de toute société qui succéderait à celle-ci ou la continuerait, qui pourraient être reçus par les Actionnaires suite à une réorganisation, à une fusion ou à une consolidation, qu'elle soit ou non imposée par la loi.

Article 12 - Gestion et Contrôle de KMT

1**.** Les Actionnaires conviennent que la gestion et le contrôle de KMT seront régis par les termes et conditions du présent Contrat, ainsi que par les Statuts de KMT.

2. **Conseil d'Administration**

a) **Composition**

Le Conseil d'Administration pourra comprendre jusqu'à quinze (15) membres. Gécamines et/ou les autres éventuels propriétaires d'Actions A pourront ensemble présenter deux (2) Administrateurs et le Gouvernement et/ou les autres éventuels propriétaires d'Actions B pourront ensemble présenter un (1) Administrateur. CMD pourra, seule, présenter six (6) Administrateurs et dans le cas où un ou plusieurs Partenaires Industriels prendraient une participation constituées d'Actions C, CMD et ce ou ces Partenaires Industriels pourront, ensemble, présenter jusqu'à dix (10) Administrateurs.

Dans le cas où SFI et/ou IDC deviendraient Actionnaires, chacune d'entre elles aura le droit, mais non l'obligation, de présenter un (1) Administrateur, sans préjudice du droit de CMD de présenter, seule, six (6) Administrateurs ou avec un ou plusieurs Partenaires Industriels jusqu'à dix (10) Administrateurs.

Chaque Actionnaire votera, ou fera en sorte que les détenteurs du droit de vote des Actions qu'il détient directement ou indirectement votent, de telle façon que les candidats présentés conformément au présent article 12.2(a) soient élus et qu'en cas de vacance d'un poste d'Administrateur, le remplaçant élu soit un candidat présenté par l'Actionnaire dont le représentant occupait le poste devenu vacant. Chaque Actionnaire peut, en tout temps, demander la révocation d'un Administrateur qu'il a présenté. En cas de vacance d'un poste d'Administrateur, par suite de démission, de révocation ou autrement, l'Actionnaire qui avait présenté l'Administrateur dont le mandat est devenu vacant présentera un candidat à ce mandat.

b) **Quorum**

Le quorum sera atteint si au moins six (6) Administrateurs sont présents ou représentés, dont au moins un (1) n'est pas un représentant de CMD. Si le quorum n'est pas atteint à l'ouverture de la réunion, les Administrateurs présents ne pourront prendre aucune décision.

Dans le cas où le quorum n'est pas atteint, le Conseil d'Administration pourra être reconvoqué dans les conditions stipulées à l'article 12.2(f). Dans ce cas, aucune condition de quorum ne sera exigée lors de la réunion du Conseil d'Administration sur seconde convocation mais aucune décision ne pourra être prise qui n'ait été prévue par l'ordre du jour joint à la convocation initiale.

c) **Vote**

Chaque Administrateur dispose d'une voix et le Conseil d'Administration prendra ses décisions conformément aux dispositions des Statuts de KMT.

d) **Election du Président**

Les Parties Contribuant au Financement désigneront leur candidat à la présidence de KMT (le « Président ») qui sera un Administrateur. Gécamines et l'Etat s'engagent à ce que les Administrateurs qui les représentent au Conseil d'Administration votent pour le candidat à la présidence de KMT présenté par les Parties Contribuant au Financement. Le Président n'interviendra pas dans la gestion journalière de KMT.

e) **Election du Vice-Président**

Gécamines désignera son candidat à la vice-présidence de KMT (le « Vice-Président ») qui sera un Administrateur. Les Parties Contribuant au Financement s'engagent à ce que les Administrateurs qui les représentent au Conseil d'Administration votent pour le candidat à la vice-présidence de KMT présenté par Gécamines. Le Vice-Président n'interviendra pas dans la gestion journalière de KMT.

f) **Convocations et Résolutions Ecrites**

Le Conseil d'Administration se réunit sur convocation du Président ou en cas d'empêchement ou de carence de celui-ci, du Vice-Président. Il peut également être convoqué à la demande de l'Administrateur-Délégué ou d'au moins quatre (4) Administrateurs. La convocation devra se faire au moins une semaine à l'avance. Tout Administrateur pourra participer à la réunion par le moyen de la conférence téléphonique ou s'y faire représenter par un autre Administrateur dûment mandaté. Si tous les Administrateurs y consentent, une résolution peut être prise par écrit pour toutes les matières relevant de la compétence du Conseil d'Administration, pour autant que tous les Administrateurs approuvent et signent ladite résolution écrite.

Le Conseil d'Administration pourra, en cas de nécessité, se tenir par le moyen de la conférence téléphonique avec un préavis de quarante-huit (48) heures. Dans ce cas, les décisions adoptées au cours de la réunion du Conseil d'Administration ainsi tenue devront être confirmées par fax ou courrier électronique à la majorité de l'ensemble des membres du Conseil d'Administration dans un délai de quarante-huit (48) heures suivant la tenue de ladite réunion.

Le Conseil d'Administration se réunira au moins une fois par trimestre selon le délai normal de convocation prévu au premier paragraphe du présent article 12.2(f).

g) **Indemnisation**

Sous réserve des dispositions légales applicables, les Parties feront en sorte que KMT indemnise tout Administrateur ou fondé de pouvoirs, ou tout ancien Administrateur ou fondé de pouvoirs, ainsi que ses héritiers et représentants légaux, de toute obligation ou dépenses lui incombant raisonnablement en raison de toute action ou procédure civile, pénale ou administrative dans laquelle il se trouverait impliqué parce qu'il est ou a été Administrateur ou fondé de pouvoirs ou qu'il a engagé la responsabilité de KMT si :

- il a agi honnêtement et de bonne foi dans le meilleur intérêt de KMT ; et

- en cas d'action ou de procédure pénale ou administrative sanctionnée par une amende, il avait des motifs raisonnables de considérer que sa conduite était conforme à la loi.

Les Parties feront en sorte que KMT mette en place et maintienne une assurance de responsabilité « Administrateurs et dirigeants » au bénéfice des Administrateurs et des dirigeants dont la liste sera établie par le Conseil d'Administration.

h)   **Remboursement des frais et rémunération**

Les Parties feront en sorte que KMT rembourse à chaque Administrateur les dépenses raisonnables encourues (notamment les frais de déplacement) pour participer aux réunions du Conseil d'Administration ou de tout comité auquel il appartient, aux assemblées générales d'Actionnaires ou à toute activité en relation avec l'activité de KMT.

Les fonctions d'Administrateur seront rémunérées sous forme de jetons de présence d'un montant fixe annuel déterminé par l'assemblée générale des Actionnaires. Il est entendu que chaque Administrateur pourra renoncer à percevoir ces jetons de présence ; cette renonciation devra se faire par écrit. Ces jetons de présence constitueront la seule rémunération au titre des fonctions d'Administrateur.

3.   Les réunions du Conseil d'Administration auront lieu en langue française, sauf décision contraire unanime du Conseil d'Administration. Sur requête de tout Administrateur, les débats feront l'objet d'une traduction simultanée en langue anglaise, aux frais de KMT. Le procès-verbal de chaque réunion du Conseil d'Administration sera établi à la fois en français et en anglais ; en cas de contradiction entre ces deux versions, la version française fera foi.

4.   L'assemblée générale ordinaire des Actionnaires se tiendra sur convocation du Conseil d'Administration, ou à défaut des commissaires aux comptes, au moins une fois par an, dans les trois mois de la clôture de chaque exercice. Une assemblée générale extraordinaire des Actionnaires pourra être convoquée à tout moment à la demande du Président, du Vice-Président, de trois (3) Administrateurs, d'Actionnaires représentant un sixième du capital ou des commissaires aux comptes chaque fois que l'intérêt de KMT l'exige, pour décider et délibérer sur tous points relevant de sa compétence conformément aux Statuts de KMT.

5.	Outre ce qui est convenu dans les Statuts de KMT, les Actionnaires conviennent que la gestion et le contrôle de KMT seront également régis par les dispositions pertinentes du présent Contrat.

6.	Toutes transactions entre KMT et un Actionnaire ou une Société Affiliée d'un Actionnaire devront être préalablement autorisées par le Conseil d'Administration. Les Administrateurs représentant l'Actionnaire concerné ne pourront prendre part au vote.

Article 13 - L'Administrateur-Délégué

1.	Le Conseil d'Administration nommera en qualité d'Administrateur-Délégué le candidat à cette fonction présenté par les Parties Contribuant au Financement.

Le Conseil d'Administration déterminera la rémunération de l'Administrateur-Délégué en tenant compte des rémunérations normalement payées dans le secteur minier international pour des fonctions équivalentes.

2.	Conformément aux termes et conditions du présent Contrat et sous le contrôle et la direction du Conseil d'Administration, l'Administrateur-Délégué gérera, dirigera et contrôlera les Opérations conformément aux Programmes et aux Budgets adoptés par le Conseil d'Administration.

3.	L'Administrateur-Délégué tiendra le Conseil d'Administration régulièrement informé de toutes les Opérations et remettra à cet effet par écrit au Conseil d'Administration :

a)	des rapports d'avancement mensuels comprenant le détail des Dépenses et la comparaison de ces Dépenses avec le Budget adopté ;

b)	des sommaires périodiques des informations collectées ;

c)	des copies des rapports concernant les Opérations ;

d)	un rapport final détaillé, dans les 60 jours suivant l'achèvement de chaque Programme et chaque Budget, qui comprendra une comparaison entre les Dépenses réelles et les Dépenses budgétisées, et une comparaison entre les objectifs et les résultats atteints du Programme ; et

e)	tous autres rapports qui pourraient être raisonnablement requis par le Conseil d'Administration.

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Sous réserve d'un préavis de 48 heures, l'Administrateur-Délégué facilitera au Conseil d'Administration et à chaque Actionnaire l'accès, pour inspection et/ou copie, à leurs frais, à tous plans, rapports de forage, tests de carottes, rapports, examens, essais, analyses, rapports de production, registres d'opérations, registres techniques, comptables et financiers et autres informations collectées au cours des Opérations, ainsi que l'accès au Site des Rejets de Kolwezi.

4.   L'Administrateur-Délégué informera les Administrateurs et Actionnaires, dans les (3) trois jours, de tout événement significatif ou accident survenant en rapport avec le Projet, notamment tout événement entraînant la mise en danger de vies humaines, l'interruption de la production, une perte significative de production ou une violation de la réglementation relative à l'environnement.

Article 14 - Contrats de Services Spécifiques

Pendant toute la durée de la phase des Etudes de Faisabilité et de la Phase de Développement et de Construction, les Parties conviennent que des contrats de services spécifiques pourront être conclus entre KMT et d'autres sociétés pour la prestation de services spécifiques en faveur de KMT. A compétences et coûts égaux, la préférence sera accordée aux Parties. A défaut des Parties, la préférence sera accordée à des Sociétés Affiliées aux Parties. Le choix de ces sociétés appartient à la discrétion du Conseil d'Administration, sous réserve de l'article 12.6.

En ce qui concerne la phase d'exploitation, les Parties Contribuant au Financement et Gécamines recevront des honoraires de gestion, payés chaque année, au taux de un virgule cinq pour cent (1,5%) des Frais d'Exploitation. Ces honoraires de gestion seront répartis entre les Parties Contribuant au Financement et Gécamines à raison de dix-sept virgule cinq pour cent (17,5%) pour Gécamines et quatre vingt deux virgule cinq pour cent (82,5%) pour les Parties Contribuant au Financement.

Article 15 - Programmes et Budgets

1.   Sauf stipulation contraire du présent Contrat, les Opérations seront conduites et les Dépenses seront encourues en se conformant exclusivement aux Programmes et aux Budgets approuvés.

2.	Les Programmes et les Budgets proposés seront préparés annuellement par l'Administrateur-Délégué pour une période d'une année. Ces Programmes et ces Budgets adoptés seront revus, suivant nécessité, par l'Administrateur-Délégué et soumis à l'approbation du Conseil d'Administration.

Pendant la durée de tout Programme et de tout Budget annuels et au moins 3 mois avant leur expiration, l'Administrateur-Délégué préparera des projets de Programme et de Budget pour l'année suivante, et les soumettra au Conseil d'Administration.

Les Programmes et les Budgets à moyen et long termes seront aussi préparés et présentés par l'Administrateur-Délégué à l'Assemblée Générale.

3.	Dans les 15 jours de la soumission de projets de Programme et de Budget, le Conseil d'Administration approuvera ou modifiera ces projets de Programme et de Budget avant de les présenter à l'assemblée générale des Actionnaires pour approbation.

4.	L'Administrateur-Délégué sollicitera l'approbation préalable du Conseil d'Administration pour tout écart significatif par rapport à un Programme et un Budget adoptés.

Article 16 - Distribution des Bénéfices et Contrôle

1.	A compter de la date de remboursement complet par KMT de tous les emprunts pour le financement du Projet, et à la fin de chaque Exercice Social de KMT, les bénéfices de KMT seront distribués aux Actionnaires proportionnellement à leur participation respective dans le capital de KMT, de la façon déterminée par l'assemblée générale sur proposition du Conseil d'Administration, étant entendu que KMT conservera un fonds de roulement suffisant et pourra constituer un fonds d'amortissement pour une expansion future et des Dépenses en capital pour la protection et la réhabilitation de l'environnement ainsi que pour imprévus.

2.	Le Conseil d'Administration sélectionnera un cabinet indépendant d'auditeurs de réputation internationale pour contrôler les comptes de KMT.

Article 17 - Cessions des Actions

1. La cession des Actions sera régie par les Statuts de KMT et par le présent article.

2. Un Actionnaire peut céder ses Actions à une Société Affiliée dudit Actionnaire sans le consentement des autres Actionnaires, si l'Actionnaire et la Société Affiliée souscrivent à l'égard des autres Actionnaires les engagements suivants :

a) la Société Affiliée demeurera une Société Affiliée aussi longtemps qu'elle détiendra les Actions ;

b) si la Société Affiliée cesse d'être une Société Affiliée, elle recédera les actions à l'Actionnaire auquel elle était affiliée ou à une autre Société Affiliée de cet Actionnaire, qui prendra le même engagement à l'égard des autres Actionnaires ;

c) la Société Affiliée sera par ailleurs liée par les dispositions du présent Contrat ; et

d) l'Actionnaire qui cède ses Actions à une Société Affiliée en informera préalablement les autres Actionnaires en justifiant la qualité de Société Affiliée du cessionnaire.

3. **Droit de Préemption**

a) **Offre d'un Tiers**

Un Actionnaire (le « Cédant ») peut céder tout ou partie de ses Actions à un tiers, s'il a reçu une offre ferme écrite (« Offre du Tiers ») d'une personne de bonne foi agissant dans des conditions concurrentielles (« l'Offrant ») proposant d'acquérir tout ou partie des Actions du Cédant (les Actions dont la cession est ainsi projetée sont dénommées ci-après les « Actions du Cédant »), cette offre n'étant subordonnée qu'à des conditions suspensives raisonnables, et si le Cédant a reçu des assurances satisfaisantes que l'Offrant est financièrement capable d'exécuter les termes de l'Offre du Tiers. L'Offrant doit également s'engager à adhérer au présent Contrat (sous réserve des modifications du présent Contrat que rendrait nécessaires le fait que le Cédant cesse d'être Actionnaire, les autres dispositions du présent Contrat restant inchangées). L'Offre du

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Tiers devra être irrévocable pour une période d'au moins quatre-vingt (80) jours.

b) **Offre du Cédant**

Dans les dix (10) jours de la réception de l'Offre du Tiers, le Cédant adressera une copie de celle-ci aux autres actionnaires (les « Autres Actionnaires »), en même temps que sa propre offre de vendre les Actions du Cédant aux Autres Actionnaires aux mêmes termes et conditions (« l'Offre du Cédant »), proportionnellement à leur participation respective dans KMT calculée sans tenir compte des Actions offertes.

c) **Droit de Préemption**

Les Autres Actionnaires disposeront d'un droit de préemption sur toutes (mais seulement toutes) les Actions du Cédant offertes et devront exercer ce droit dans les trente (30) jours à compter de la date de l'Offre du Cédant, moyennant notification écrite adressée au Cédant, étant entendu que les Autres Actionnaires pourront librement céder entre eux leur droit de préemption.

d) **Acceptation de l'Offre du Tiers**

Si, dans le délai précité de trente jours, les Autres Actionnaires n'ont pas accepté ou n'ont accepté que partiellement l'Offre du Cédant, cette offre sera présumée refusée dans son ensemble et le Cédant pourra accepter l'Offre du Tiers et conclure ainsi la cession avec l'Offrant.

Dans ce cas, les Actionnaires et KMT prendront toutes les mesures et accompliront toutes les formalités nécessaires pour que l'Offrant soit enregistré dans les livres de KMT en qualité d'Actionnaire de KMT et pour que l'Offrant, et dans la mesure du nécessaire les Autres Actionnaires, signe(nt) le présent Contrat, tel que modifié seulement pour tenir compte du fait que le Cédant cesse d'être Actionnaire et que l'Offrant devient Actionnaire, les autres dispositions du présent Contrat restant inchangées.

e) **Absence de Vente à l'Offrant**

Si la cession entre le Cédant et l'Offrant n'est pas conclue dans les quarante (40) jours suivant le refus ou le refus présumé (en cas d'acceptation partielle) des Autres Actionnaires de l'Offre du Cédant, le Cédant ne pourra vendre tout ou partie de ses Actions à un tiers que s'il satisfait à nouveau à l'ensemble de la procédure prescrite au présent article 17, y compris le droit de préemption.

f) **Renonciation**

Chaque Actionnaire peut, en tout temps, moyennant l'envoi d'une notification écrite à KMT renoncer au droit de se voir offrir des Actions en vertu du présent article 17, soit de façon générale, soit pour une période de temps donnée.

g) **Conditions de la Vente**

Sauf si d'autres conditions de vente sont convenues entre les Actionnaires, les termes et conditions de vente entre Actionnaires en vertu du présent article 17 seront les suivants :

♦ **Prix de Vente**

Le prix de vente sera payable intégralement par chèque certifié à la date d'exécution de l'opération (ou, le cas échéant, par remise de certificats d'actions établis au nom approprié, représentant les actions d'une société par actions) en échange de la cession des Actions vendues, libres de toutes Charges.

♦ **Exécution**

La vente sera exécutée à 10 heures du matin (heure locale), au siège social de KMT, le 40ème jour suivant l'acceptation par les Autres Actionnaires de l'Offre du Cédant.

♦ **Démissions**

A la date de l'exécution de la vente, le Cédant provoquera, s'il a cédé l'ensemble de ses Actions, la démission de ses représentants au Conseil d'Administration. Il provoquera également la démission des gestionnaires qu'il a présentés. Le cessionnaire sera subrogé dans tous les droits et obligations du Cédant en ce compris, sans que cette énumération soit limitative, le droit de nommer, selon le cas, le Président, le Vice-Président, les Administrateurs et/ou l'Administrateur-Délégué.

♦ **Paiement à la Banque**

> Si le Cédant refuse ou s'abstient de conclure la vente pour quelque raison que ce soit, les Autres Actionnaires auront le droit, moyennant paiement du prix d'achat au crédit du Cédant auprès de toute banque agréée en République Démocratique du Congo, de signer et d'émettre, au nom et pour compte du Cédant, tel transfert, acte de démission et autres documents pouvant être nécessaires ou souhaitables pour parfaire la cession.

4.   Rien dans le présent article 17 n'empêche ou n'affecte la libre cession des actions de toute société détenant directement ou indirectement des actions dans CMD.

5.   Gécamines s'engage à ne pas céder d'Actions à un tiers avant la fin de la première année suivant l'achèvement des travaux de l'usine de traitement métallurgique étant entendu que les autres Parties pourront conjointement convenir, à la demande de la Gécamines, de lever cet engagement.

6.   Il est convenu entre les Parties que CMD pourra, avant la Clôture Financière, céder une partie de ses Actions à la Société Financière Internationale (SFI), à Industrial Development Corporation of South Africa (IDC) et/ou à un ou plusieurs Partenaires Industriels. A cet effet, Gécamines et l'Etat renoncent par la présente jusqu'à la Clôture Financière, conformément à l'article 17.3(f), à leur droit de se voir offrir les Actions que CMD pourrait souhaiter vendre à SFI, IDC et/ou au(x)dit(s) Partenaire(s) Industriel(s).

Dans le cas où une telle cession se réaliserait, SFI, IDC et/ou le ou les Partenaires Industriels, et les autres Actionnaires, signeront un avenant au présent Contrat pour prendre en compte les modifications rendues nécessaires par le fait que SFI, IDC et/ou le ou les Partenaires Industriels deviennent Actionnaires, les autres dispositions du présent Contrat restant inchangées. Dans le cas où aucune modification ne s'avérait nécessaire afin que SFI, IDC et/ou le ou les Partenaires Industriels deviennent Actionnaires, ceux-ci adhéreront au présent Contrat conformément à l'article 11.4.

Dans le cas où SFI et/ou IDC deviendraient Actionnaires, il est expressément convenu qu'ils pourront également agir indépendamment en tant que Prêteurs dans le cadre du Projet ; dans ce cas, IDC et SFI ne seront pas tenues par les dispositions du présent Contrat lorsqu'elles agissent en leur qualité de Prêteurs.

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Nonobstant les dispositions de l'article 11.3, les Parties renoncent irrévocablement, conformément à l'article 17.3(f), à leur droit de préemption prévu à l'article 17.3 ci-dessus sur toute Action détenue par SFI et/ou IDC après que celles-ci soient devenues Actionnaires, le cas échéant, et ce tant que les Actions en question seront détenues par SFI ou IDC. Par conséquent, SFI et IDC pourront céder librement leurs Actions sous les seules conditions suivantes :

a) SFI ou IDC, selon le cas, informera préalablement les autres Actionnaires de la cession ; et

b) le cessionnaire devra s'engager à adhérer au présent Contrat (sous réserve des modifications du présent Contrat que rendrait nécessaires le fait que le cessionnaire devienne Actionnaire, les autres dispositions du présent Contrat restant inchangées).

7. Dans le cas où Gécamines céderait tout ou partie de ses Actions :

a) Gécamines continuera à bénéficier, pendant la durée du présent Contrat, des droits et engagements stipulés aux articles 7.6, 10.1(d) et 22.1,

b) Gécamines bénéficiera des droits au Dividende Prioritaire Initial, au Dividende Commercial, aux autres dividendes et aux honoraires de gestion stipulés à l'article 14, alinéa 2, qui correspondent à la période antérieure à la cession de ces Actions par Gécamines, au prorata des Actions cédées et de l'Exercice Social en cours jusqu'à la date de cession des Actions, et qui n'auraient pas fait l'objet d'un paiement, et

c) Gécamines restera tenue, pendant la durée du présent Contrat, par les déclarations, garanties, engagements et obligations stipulés aux articles 7.6, 9.2, 10.1(a), 10.1(b), 10.1(d), 22.2 et 22.3.

8. Dans le cas où l'Etat céderait tout ou partie de ses Actions :

a) l'Etat continuera à bénéficier, pendant la durée du présent Contrat, des droits et engagements stipulés à l'article 22.1,

b) l'Etat bénéficiera des droits aux dividendes, qui correspondent à la période antérieure à la cession de ces Actions par l'Etat, au prorata des Actions cédées et de l'Exercice Social en cours jusqu'à la date de cession des Actions, et qui n'auraient pas fait l'objet d'un paiement, et

c)   l'Etat restera tenu, pendant toute la durée du présent Contrat, par les déclarations, garanties, engagements et obligations stipulés aux articles 5.7 dernier alinéa, 5.9, 9.3, 10.2, 18.2, 22.2 et 22.4 à 22.6.

Article 18 - Arbitrage

1.   En cas de différend, litige ou demande de dommages-intérêts découlant du présent Contrat, s'y rapportant ou concernant le non respect de celui-ci, chaque Partie, à défaut d'une solution amiable, aura le droit de soumettre le litige à la Chambre de Commerce Internationale de Paris pour un règlement définitif conformément aux règles d'arbitrage de ladite Chambre de Commerce Internationale en utilisant le droit congolais. Le lieu de l'arbitrage sera Paris.

Les débats seront en français avec traduction simultanée en anglais.

2.   L'Etat s'engage, dans toute la mesure autorisée par la législation en vigueur, à n'invoquer aucune immunité de juridiction ou d'exécution, ni à l'étranger ni en République Démocratique du Congo. Par conséquent, la sentence arbitrale sera exécutoire.

Article 19 - Notifications

Toutes les notifications données en vertu du présent Contrat devront être adressées par écrit et seront réalisées en les envoyant par lettre recommandée avec accusé de réception, par télécopie ou remise en main propre contre décharge aux adresses mentionnées suivantes :

En ce qui concerne GECAMINES

La Générale des Carrières et des Mines
419, boulevard Kamanyola
B.P. 450, Lubumbashi, République Démocratique du Congo

Fax n° : 00 243 23 41041
Tél. n° : 00 243 23 41105

Avec copie à :
La Générale des Carrières et des Mines
Boulevard du Souverain 30-32
B-1170 Bruxelles - Belgique

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A l'attention de l'Administrateur Délégué Général

Fax n° : 00 32 2 676 80 41
Tél. n° : 00 32 2 676 81 05

En ce qui concerne l'Etat

En ce qui concerne CMD

Congo Mineral Developments Limited
avenue Mpala 13, Quartier Golf,
Lubumbashi,
République Démocratique du Congo

A l'attention du Chairman

Tél n° : (00) 243 23 42 964
Fax n°: (00) 32 2 706 51 06

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Avec copie à :
Congo Mineral Developments Limited
C/o America Mineral Fields
St. George's House
15 Hanover Square
London W1S 1HS
Royaume-Uni

A l'attention du C.E.O.

Fax n° : +44 207 355 3554
Tél. n° : +44 207 355 3552

Chaque Partie pourra changer ses coordonnées indiquées ci-dessus en le notifiant aux autres Parties au préalable. Les notifications transmises par lettre recommandée avec accusé de réception prendront effet à la date de sa première présentation par la société postale. Les notifications faites par télécopie prendront effet à la date notée dans le rapport d'émission si celui-ci montre que l'émission s'est bien déroulée ou, dans le cas où la télécopie est envoyée un jour autre qu'un Jour Ouvrable ou après 16 heures un Jour Ouvrable, à 9 heures le Jour Ouvrable suivant.

Article 20 - Force Majeure

1.   En cas de Force Majeure (telle que définie ci-après), la Partie affectée ou susceptible d'être affectée par cette Force Majeure (la « Partie Affectée ») le notifiera aux autres Parties par écrit, en leur décrivant les circonstances de Force Majeure, dans les quatorze (14) jours de la survenance de cet événement de Force Majeure. Les Parties se concerteront pour tenter d'en limiter les conséquences.

Dans les quatorze (14) jours de cette première notification, puis, dans le cas où l'événement de Force Majeure perdure, tous les mois, la Partie Affectée devra adresser aux autres Parties des notifications complémentaires contenant une description de l'événement de Force Majeure, de ses conséquences sur l'exécution de ses obligations au titre du présent Contrat et une évaluation prévisionnelle de sa durée.

Les autres Parties disposeront d'un délai de trente (30) jours à compter de la réception de chaque notification pour en contester le contenu par une notification de différend (la « Notification de Différend »), faute de quoi la notification sera considérée comme acceptée.

En cas d'envoi d'une Notification de Différend, les Parties s'efforceront de régler à l'amiable le différend dans le cadre de discussions qui devront se tenir dans les quinze (15) jours de la réception par la Partie destinataire d'une Notification de Différend, et pendant une période qui ne pourra excéder trente (30) jours à compter de la réception par cette Partie de cette Notification de Différend, sauf accord des Parties sur une période différente (la « Période de Règlement Amiable »).

Dans l'hypothèse où les Parties ne parviendraient pas à régler à l'amiable au terme de la Période de Règlement Amiable leur différend quant à l'existence, la durée ou les effets d'un événement de Force Majeure, ce différend sera tranché par arbitrage conformément à l'article 18 du présent Contrat. Il est expressément convenu que les arbitres disposeront d'un délai de deux (2) mois à compter de la saisine de la Cour d'arbitrage de la Chambre de Commerce Internationale par la Partie la plus diligente pour trancher le différend. La sentence du tribunal arbitral sera définitive, les Parties renonçant irrévocablement par les présentes à faire appel de la sentence.

2.   Dès qu'un cas de Force Majeure survient, l'exécution des obligations de la Partie Affectée sera suspendue pendant la durée de la Force Majeure et pour une période supplémentaire pour permettre à la Partie Affectée, agissant avec toute la diligence requise, de rétablir la situation qui prévalait avant la survenance dudit événement de Force Majeure.

Toutes les conditions, tous les délais et toutes les dates postérieures à la date de survenance du cas de Force Majeure seront adaptés pour tenir compte de la prolongation et du retard provoqués par la Force Majeure.

Au cas où l'exécution des obligations d'une Partie Affectée serait suspendue, soit entièrement soit en partie, à cause d'un cas de Force Majeure, le présent Contrat sera prorogé automatiquement pour une période équivalente à la durée du cas de Force Majeure.

En cas d'incident de Force Majeure, aucune des Parties ne sera responsable de l'empêchement ou de la restriction, directement ou indirectement, d'exécuter toute ou partie de ses obligations découlant du présent Contrat.

Les Parties Affectées agiront avec toute la diligence raisonnablement requise pour éliminer le plus rapidement possible l'événement de Force Majeure, sans toutefois que cela n'implique l'obligation de mettre fin à une grève ou autre conflit social d'une manière qui irait à l'encontre du bon sens de la Partie Affectée.

3.   Au cas où le cas de Force Majeure intervenu avant la Création de KMT persisterait au-delà d'une période de trois cent soixante (360) jours, le présent Contrat restera en vigueur et sera prorogé conformément aux dispositions de l'article 20.2, à l'exception des cas suivants :

(a)   les Parties pourront, à l'initiative d'une des Parties, résilier le présent Contrat d'un commun accord, auquel cas chaque Partie sera libérée de l'intégralité de ses obligations au titre du présent Contrat ; ou

(b)   une des Parties pourra individuellement résilier le présent Contrat auquel cas chaque Partie sera libérée de l'intégralité de ses obligations au titre du présent Contrat. Cependant il est expressément convenu que ni l'Etat, ni Gécamines ne pourront exercer ce droit pour un cas de Force Majeure (tel que défini à l'article 20.5) qui découle ou est en relation avec une action ou une inaction de l'Etat ou de Gécamines.

4.   Au cas où le cas de Force Majeure intervenu après la Création de KMT persisterait au-delà d'une période de trois cent soixante (360) jours, le présent Contrat restera en vigueur et sera prorogé conformément aux dispositions de l'article 20.2, à l'exception des cas suivants :

(a)   l'Etat et Gécamines auront le droit chacun ou conjointement d'acquérir l'intégralité des Actions C pour un montant à fixer soit d'un commun accord, soit à défaut d'un accord dans les 30 jours de la notification par l'Etat et/ou Gécamines de l'intention d'acquérir l'intégralité des Actions C, par un expert nommé par la Chambre de Commerce Internationale à la requête de la Partie la plus diligente, ledit expert devant rendre une décision non susceptible d'appel dans un délai de 60 jours après sa nomination. Au cas où l'Etat et la Gécamines souhaiteraient chacun acquérir l'intégralité des Actions C, le titulaire de celle-ci pourra choisir de les vendre soit à l'Etat, soit à la Gécamines. Ni Gécamines, ni l'Etat ne pourront exercer ce droit d'achat pour un cas de Force Majeure (tel que défini à l'article 20.5) qui découle ou est en relation avec une action ou une inaction de l'Etat ou de Gécamines ; ou

(b) les Parties pourront, à l'initiative d'une des Parties, résilier le présent Contrat d'un commun accord et KMT sera liquidée conformément aux dispositions de ses statuts et du droit congolais ; ou

(c) les Parties Contribuant au Financement auront le droit, sous réserve de l'accord de la Partie concernée, d'acquérir l'intégralité des Actions A et/ou B dans le cas où (i) l'Etat et/ou Gécamines ont indiqué suite à la demande des Parties Contribuant au Financement qu'ils ne souhaitent pas exercer leur option visée à l'article 20.4(a) ci-dessus, ou (ii) l'Etat et/ou Gécamines ont indiqué suite à la demande des Parties Contribuant au Financement qu'ils ne souhaitent pas résilier le présent Contrat conformément à l'article 20.4(b) ci-dessus, ou (iii) les Parties Contribuant au Financement sont disposées à offrir pour les Actions A et B une valeur par Action A et par Action B supérieure à la valeur par Action C offerte par l'Etat et Gécamines, ou déterminée par l'expert, conformément à l'article 20.4(a) ci-dessus ; ou

(d) une des Parties pourra individuellement résilier le présent Contrat. Cependant il est expressément convenu que ni l'Etat, ni Gécamines ne pourront exercer ce droit pour un cas de Force Majeure (tel que défini à l'article 20.5) qui découle ou est en relation avec une action ou une inaction de l'Etat ou de Gécamines.

5. Aux fins du présent Contrat, l'expression Force Majeure (« Force Majeure ») signifie tout événement insurmontable et hors du contrôle de la Partie Affectée, y compris, sans que cette énumération soit limitative, toute grève, lock-out ou autres conflits sociaux, tout acte d'un ennemi public, insurrection, émeute, acte de violence publique, acte de terrorisme, pillage, rébellion, révolte, révolution, guerre (déclarée ou non), guerre civile, sabotage, blocus, embargo, coup d'état, fait du prince ou tout autre événement à caractère politique, toute catastrophe naturelle, épidémie, cyclone, onde supersonique, glissement de terrain, foudre, tempête, inondation, tremblement de terre ou conditions météorologiques exceptionnelles, tout incendie ou explosion, toute expropriation, nationalisation, nouvelle législation, réglementation ou décision du Gouvernement, défaut ou retard dans l'obtention de toutes autorisations et approbations requises d'autorités publiques, y compris des organismes de protection de l'environnement, tout accident qui affecte ou est susceptible d'affecter la bonne fin du Projet ou son financement, pourvu que la Partie Affectée ait pris toutes les précautions raisonnables, les soins appropriés et les mesures alternatives afin d'éviter le retard ou la non-exécution, totale ou partielle, des obligations stipulées dans le présent Contrat.

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L'interprétation du terme de Force Majeure sera conforme aux principes et usages du droit international et du droit congolais, et tout litige relatif à un incident ou aux conséquences de Force Majeure sera réglé conformément à l'article 18 du présent Contrat.

Article 21 - Confidentialité

Toutes données et informations fournies aux Parties ou reçues par celles-ci en relation avec le présent Contrat, les autres Parties, le Permis d'Exploitation des Rejets et/ou les Rejets seront traitées comme confidentielles et ne seront pas divulguées sans l'accord préalable et écrit des autres Parties (qui ne pourront refuser leur accord sans motif raisonnable), à aucun tiers, à moins qu'une telle divulgation ne soit nécessaire pour réaliser une vente avec un tiers conformément à l'article 17 du présent Contrat, ne soit requise pour obtenir un financement ou ne soit requise par la loi ou par toute autorité réglementaire compétente quelconque. Lorsqu'une divulgation est requise par la loi ou par une autorité réglementaire compétente, une copie de l'information dont la divulgation est requise, en ce compris, sans limitation, tout communiqué de presse, devra être fournie à l'autre Partie dans un délai aussi raisonnable que possible avant cette divulgation. Si la divulgation est nécessaire pour rendre effective une cession à un tiers ou pour obtenir un financement du Projet, le tiers ou le financier sera tenu au préalable de signer un engagement de confidentialité.

Article 22 – Responsabilité et Indemnisation

1.   Sous réserve de l'article 22.2 ci-dessous, KMT sera responsable des dommages causés par son exploitation sur le Site des Rejets de Kolwezi au titre du Permis d'Exploitation des Rejets conformément aux dispositions du Code et du Règlement Miniers, et notamment l'article 405 du Règlement Minier.

2.   Ni KMT, ni ses Sociétés Affiliées, ni les Actionnaires ne seront responsables vis-à-vis de l'Etat, de Gécamines ou de tiers de plaintes, dommages, pénalités, réclamations, obligations ou autres sanctions, concernant, notamment et sans limitation, la pollution de l'environnement, des pertes, dégâts ou accidents dans ou en dehors du Site des Rejets de Kolwezi ou relatifs aux Rejets, si ceux-ci résultent, directement ou indirectement :

a)   d'exploitations minières, d'actions ou d'omissions de Gécamines ou de l'Etat, survenues avant ou après la Date de Transfert ; ou

b)   d'actions ou de manquements de tiers sur le Site des Rejets de Kolwezi ou en relation avec celui-ci.

3.   Gécamines s'engage, solidairement avec l'Etat, à indemniser KMT, ses Sociétés Affiliées et Actionnaires contre tout dommage, frais, perte ou dépense qu'ils pourraient subir en conséquence de la violation des dispositions stipulées aux articles 9.2, 10.1(d) et 22.2.

4.   L'Etat s'engage, solidairement avec Gécamines, à indemniser KMT, ses Sociétés Affiliées et Actionnaires contre tout dommage, frais, perte ou dépense qu'ils pourraient subir en conséquence de la violation des dispositions stipulées aux articles 5.9, 9.2, 9.3, 10.1(d) et 22.2.

5.   En outre, l'Etat indemnisera KMT pour toute responsabilité environnementale encourue par KMT au titre du Permis d'Exploitation des Rejets en relation avec tout fait antérieur à la Date de Transfert. La présente obligation d'indemnisation de l'Etat deviendra caduque au moment et dans la stricte mesure où KMT sera libérée de sa responsabilité environnementale à ce titre par l'obtention par Gécamines d'une attestation de libération de ses obligations environnementales au titre du Permis d'Exploitation des Rejets, conformément aux dispositions du Code et du Règlement Miniers et notamment l'article 405 du Règlement Minier.

6.   Si, conformément à l'article 18 du présent Contrat, une décision définitive de la cour d'arbitrage de la Chambre de Commerce Internationale constate que l'Etat a imposé à KMT ou aux Parties Contribuant au Financement un prélèvement fiscal ou parafiscal anormal ou excédant ce qui existait à la date de signature du présent Contrat et si, dans les trente jours de cette décision arbitrale, l'Etat n'a pas remboursé le prélèvement trop perçu à celui qui l'a payé, et si aucune autre solution n'est trouvée, l'Etat et Gécamines s'engagent à prendre en charge le montant des prélèvements trop perçus en autorisant KMT et les Parties Contribuant au Financement à faire jouer la compensation avec toutes Avances, paiements, primes et/ou distributions quelconques payables par KMT ou par CMD à l'Etat et/ou Gécamines en vertu du présent Contrat, étant entendu que tout remboursement ultérieur par l'Etat sera, dans ce cas, immédiatement remboursé à Gécamines.

Article 23 - Dispositions Diverses

1. **Absence d'association ou de société en participation**

Sauf stipulation expresse contraire, rien dans le présent Contrat ne pourra être interprété comme créant entre les Actionnaires une association ou société en participation quelconque, comme instituant un Actionnaire organe ou représentant légal de l'autre, ou comme créant entre les Actionnaires une quelconque relation à caractère fiduciaire.

Aucun Actionnaire n'aura le pouvoir de contracter une obligation pour le compte d'un autre Actionnaire ou d'engager la responsabilité d'un autre Actionnaire, sauf mandat écrit exprès.

Sous réserve des exceptions expressément prévues au présent Contrat, les droits, devoirs, obligations et responsabilités des Actionnaires seront séparés et non conjoints ou solidaires.

2. **Amendements**

Le présent Contrat ne peut être amendé ou modifié que par un écrit, signé par toutes les Parties ou par leurs successeurs et cessionnaires respectifs dûment autorisés.

3. **Annexes**

Les annexes suivantes, jointes au présent Contrat en font partie intégrante :

Annexe A : Tableau des coordonnées
Annexe B : Carte du Site
Annexe C : Description des Rejets de Kolwezi et du Site des Rejets de Kolwezi
Annexe D : Description du Projet des Rejets de Kolwezi
Annexe E : Contrat de Cession du Permis d'Exploitation des Rejets
Annexe F : Acte Constitutif

En cas de contradiction entre les dispositions des annexes et les termes et conditions du Contrat, les termes et conditions du Contrat prévaudront.

4. **Cession et sûretés**

Sous réserve des dispositions de l'article 17, le présent Contrat ne peut être cédé par une Partie sans le consentement des autres Parties, lequel ne pourra pas être refusé sans juste motif.

KMT sera libre de consentir toute sûreté sur l'ensemble de ses actifs à la garantie du financement ou du refinancement du Projet conformément à la législation en vigueur. De même, les Actionnaires seront libres de consentir toute sûreté sur les Actions ou toutes créances ou droits qu'ils détiendraient à l'encontre de KMT.

5. **Droit applicable**

Le droit congolais sera applicable.

6. **Engagements complémentaires**

Chaque Partie s'engage, à tout moment sur demande d'une autre Partie, à faire, à signer, à reconnaître et à remettre tous actes, documents et engagements complémentaires qui s'avéreraient raisonnablement nécessaires pour la bonne exécution de toutes les dispositions du présent Contrat.

7. **Portée**

Le présent Contrat engage les Parties ainsi que leurs successeurs et cessionnaires autorisés respectifs et liera ceux-ci. Rien dans le présent Contrat, que ce soit de façon explicite ou implicite, n'est destiné à conférer à un tiers quelconque, un quelconque droit ou recours en vertu du présent Contrat, à l'exception des droits consentis à KMT en vertu du présent Contrat.

8. **Accord intégral**

Le présent Contrat contient l'accord intégral des Parties concernant son objet, et il remplace tout accord antérieur entre les Parties sur cet objet.

9. **Environnement**

Les activités de KMT s'exerceront dans le respect des normes environnementales internationalement reconnues comme étant de bonne pratique minière.

10. **Langue**

Le présent Contrat est signé en version française et sera traduit en version anglaise.

En cas de divergence entre les deux versions, la version française prévaudra.

11. **Livres de Comptes et Etats Financiers**

Les livres de comptes et les états financiers de KMT seront tenus et établis selon le droit comptable en vigueur en République Démocratique du Congo ainsi que selon les Principes Comptables Généralement Admis.

Les livres de compte de KMT seront tenus et les états financiers de KMT seront établis en Dollars. Ils seront convertis en monnaie locale à la clôture des écritures aux fins de publications, d'enregistrement ou d'établissement de déclarations en République Démocratique du Congo en utilisant les règles de conversion internationales.

12. **Renonciation**

Le fait qu'une Partie au présent Contrat s'abstienne d'exiger, à une ou plusieurs reprises, le respect strict d'une stipulation quelconque du présent Contrat, ne pourra pas être interprété comme une renonciation à cette stipulation.

13. **Date d'Entrée en Vigueur**

Le présent Contrat prendra effet à la date de sa signature par les Parties.

EN FOI DE QUOI,
les Parties au présent Contrat ont signé le présent Contrat en six (6) exemplaires
originaux, chacune des Parties reconnaissant avoir reçu deux (2) exemplaires.

A : Kinshasa

Le : 23 mars 2004

LA REPUBLIQUE DEMOCRATIQUE DU CONGO

Joseph Mudumbi Mulunda   Eugène Diomi Dongala
Ministre du Portefeuille   Ministre des Mines

LA GENERALE DES CARRIERES ET DES MINES

Twite Kabamba   Nzenga Kongolo
Président du Conseil d'Administration   Administrateur Délégué Général

CONGO MINERAL DEVELOPMENTS LIMITED

Thimothy Philip Read   François Colette
Administrateur   Administrateur

ANNEXE A : Tableau des coordonnées

Point	X	Y
A	25˚24'30"	10˚35'00"
B	25˚26'30"	10˚35'00"
C	25˚26'30"	10˚36'00"
D	25˚28'00"	10˚36'00"
E	25˚28'00"	10˚41'00"
F	25˚27'30"	10˚41'00"
G	25˚27'30"	10˚41'30"
H		
I	25˚27'00"	10˚41'30"
J	25˚27'00"	10˚42'30"
K	25˚25'30"	10˚42'30"
L	25˚25'30"	10˚41'30"
M	25˚26'00"	10˚41'30"
N	25˚26'00"	10˚41'00"
O	25˚27'00"	10˚41'00"
P	25˚27'00"	10˚39'00"
Q	25˚24'30"	10˚39'00"
R	25˚24'30"	10˚38'00"
S	25˚23'00"	10˚38'00"
T	25˚23'00"	10˚36'00"
U	25˚24'30"	10˚36'00"

ANNEXE B : Carte du site

ANNEXE C : Description des Rejets de Kolwezi et du Site des Rejets de Kolwezi

1ère partie - Description des Rejets de Kolwezi

Les Rejets de Kolwezi comprennent trois sites séparés de rejets produits par le concentrateur, situés près de la ville de Kolwezi. Les sites ont été créés à partir des résidus générés par le concentrateur de Kolwezi, en construisant des murs de retenue entre lesquelles on a déchargé ces résidus.

Kingamyambo est un des dépôts conventionnels créé en construisant un mur de retenue et en remplissant le centre de rejets. Les rejets de la vallée de Musonoi et de Kasobantu ont été créés par des résidus, produits par le concentrateur puis déposés dans la vallée de la rivière. La digue de Kasobantu empêche les rejets de descendre plus en aval dans la vallée.

Le tableau ci-après présente le tonnage indicatif des rejets (contenant du cuivre, du cobalt et d'autres métaux et minéraux) tel que fourni par CMD :

NOM	TONNAGE METRIQUE EN MILLIONS DE TONNES SECHES
Kingamyambo	42,3
Vallée de Musonoi et Kasobantu	70,5
Total	**112,8**

2ème partie - Description du Site des Rejets de Kolwezi, avec carte jointe

Le Site des Rejets de Kolwezi est délimité sur le Plan par les coordonnées A à U incluses.

Le Site des Rejets de Kolwezi comprend les rejets du concentrateur de Kolwezi décrits dans la 1ère partie de la présente annexe, la nouvelle usine de traitement proposée à Kolwezi et les futures digues de rejets proposées pour les Rejets de Kolwezi une fois à nouveau traités.

Le plan à l'échelle mentionnée sur celle-ci indique la position du Site des Rejets de Kolwezi, des rejets de Kingamyambo, de la Musonoi et de Kasobantu et les sites potentiels de la nouvelle usine de traitement proposée et des futures digues des rejets.

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Les Etudes de Faisabilité détermineront le site définitif de la nouvelle usine de traitement proposée et des futures digues des rejets.

ANNEXE D : Description du Projet des Rejets de Kolwezi

Le retraitement des dépôts de rejets de Kolwezi contenant des oxydes de cuivre et de cobalt est une entreprise majeure d'une importance considérable pour la République Démocratique du Congo. L'échelle de production actuellement prévue pour les opérations de Kolwezi est d'environ 42.000 tonnes de cuivre et 7.700 tonnes de cobalt par an pendant la phase initiale du Projet.

Un exercice de cette étendue exige les connaissances et l'expertise du personnel de l'entreprise et de cabinets internationaux de conseils miniers. CMD utilise régulièrement plusieurs consultants réputés pour les besoins de l'évaluation du Projet des rejets de Kolwezi.

La présente Annexe explique le travail qui a déjà été réalisé à la date des présentes et la progression prévue du Projet jusqu'à sa mise en production. Elle comprend les Sections I (Description du Projet des Rejets de Kolwezi), II (Calendrier) et III (Budgets).

La présente Annexe présente le développement du Projet tel que les Parties Contribuant au Financement l'ont planifié et le mettent en œuvre. Le projet de budget définitif et les devis du Projet seront confirmés par les Etudes de Faisabilité. Le Conseil d'Administration se réserve cependant le droit absolu et inconditionnel de faire des modifications, changements, retraits ou ajouts selon son choix à cette Annexe, à tout moment au fur et à mesure de l'avancement du Projet, y compris des modifications dans l'étendue, la taille et le calendrier du Projet au regard des circonstances techniques, économiques et financières pertinentes.

SECTION I : DESCRIPTION DU PROJET DES REJETS DE KOLWEZI

A)   PROSPECTION ET RECHERCHE

Les opérations de prospection et d'exploration relatives aux dépôts de rejets de Kingamyambo, Musonoi et Kasobantu qui ont été réalisées, comprenaient, notamment, les activités suivantes :

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(i)   Travaux de préparation (terminés)

Un contrat fut attribué à la société de sondage Dumps & Dune qui a effectué une campagne d'échantillonnage sur la totalité des zones où se trouvent les deux dépôts de rejets. Un contrat fut également attribué à la société de conseil sud-africaine MineNet, dont la responsabilité comprenait la compilation des résultats des sondages, l'évaluation géostatistique, la détermination des tonnages et des teneurs des dépôts des rejets. MineNet a fait appel à plusieurs sous-traitants pour réaliser lesdits travaux.

(ii)   Travaux de recherche (terminés)

Une campagne de sondage par tarière utilisant un maillage de 100 x 100 pour Kingamyambo et de 200 x 200 pour Musonoi a été effectuée, ce qui correspond à environ 1200 points de sondage et plus de 10.200 mètres forés. Le repérage des sites de sondage a été confirmé par GPS. Chaque échantillon de sondage prélevé représente une hauteur de 1,5 mètres de rejets. Les procédures standards en matière de manutention, stockage et transport ont été entièrement respectées. Toutes les analyses ont été effectuées par South African Laboratories et confirmées par Lakefield. Des mesures de densités, de taille et des analyses granulométriques ont été effectuées. Des échantillons témoins ont été prélevés et entreposés à Kolwezi.

(iii)   Modélisation géologique (terminée)

Tous les résultats de forage ont été digitalisés y compris les analyses, les cotes, les teneurs, etc. Un modèle des zones de cuivre et de cobalt a été réalisé et les volumes des dépôts de rejets ont été calculés. Des évaluations géostatistiques détaillées ont été effectuées en matière de répartition des teneurs et une interpolation 3D de la qualité des métaux présents a été réalisée. Le modèle a généré des coupes et plans et la répartition de la teneur et du tonnage dans les Rejets a été calculée. Les résultats complets ont ensuite fait l'objet d'un audit par SNC Lavalin en octobre 2000 qui a confirmé dans son rapport le tonnage et les teneurs pour Kingamyambo, Musonoi et Kasobantu.

B)   ETUDES TECHNIQUES (TERMINEES)

Depuis l'achèvement de la phase de prospection et de recherche en 1998, un travail important a été réalisé à ce jour en matière de planning minier, de conception des procédés, d'évaluation des coûts, d'études environnementales et d'ingénierie. Tout ce travail fait partie du développement technique général qui doit être achevé pour permettre la Clôture Financière.

Les travaux techniques suivants ont été réalisés :

(i) Méthode minière

Fraser Alexander, société sud-africaine expérimentée, a visité le site et préparé un canevas de méthodologie minière ainsi qu'une estimation de la taille et du coût des équipements requis. Un rapport a été préparé en 1999, puis mis à jour en 2001.

(ii) Planification minière

LQS, consultant minier sud-africain, a été chargé, dans le cadre de relations commerciales suivies, de réaliser des planning miniers détaillés, utilisant la méthode minière proposée ainsi que les résultats métallurgiques de l'usine pilote. Le planning minier tient également compte des variations importantes dans la teneur et la taille des particules afin de mélanger la matière première pour permettre un approvisionnement optimal de l'usine. Le planning minier a également été conçu pour optimiser la capacité des deux réservoirs.

(iii) Conception des procédés

En 2000, CMD a prélevé 100 tonnes d'échantillons, ces échantillons ont été mélangés afin de reproduire une alimentation représentative de l'ensemble des rejets. Une usine pilote entièrement intégrée, capable de traiter 15 kg par heure et conçue pour travailler en continu, a été construite à Johannesburg. Il a été possible d'inclure la re-circulation des charges dans l'usine afin de simuler, dans la mesure du possible, la configuration d'une usine commerciale.

Une équipe métallurgique internationale (comprenant des membres de Gécamines et CMD), expérimentée en matière de production de cuivre et de cobalt, a été réunie afin de choisir entre les différentes options de procédés. Plusieurs procédés, tant pour le cuivre que pour le cobalt, ont été évalués sur une période de 12 mois, et un procédé définitif a été retenu. Celui-ci a alors été exploité pendant 6 semaines afin de déterminer finalement les qualités et taux de récupération métalliques globaux. Un programme définitif a été réalisé avec succès. Par la suite, des critères simplifiés de conception des procédés ont été établis et une base de données d'ingénierie récapitulative a été réalisée.

(iv)   Etudes d'ingénierie et de budgétisation

En mars 2001 puis en février 2003, Hatch Engineers d'Afrique du Sud ont été chargés de travailler sur les aspects d'ingénierie du Projet et de produire une première estimation des coûts d'investissement et d'exploitation. Pour ce faire, une équipe de Hatch a visité le site afin d'examiner l'accès, la fourniture en électricité, les Rejets et les services de construction disponibles. En outre, les besoins en eau et la disponibilité de matériaux de construction adaptés ont été étudiés. Hatch a alors produit des estimations de budget pour les équipements, et des devis unitaires ont été demandés pour tous les services de construction et les matériaux.

(v)   Etude d'impact environnemental

En octobre 2002, SRK d'Afrique du Sud a été chargé d'entreprendre un audit environnemental et une étude d'impact pour le Projet. Le rapport de cette Phase I couvrait la qualité et les débits d'eau ainsi que les effets physiques sur la zone des opérations proposées. En outre, un examen complet des retombées sociales dans la région a été effectué et des réunions ont été menées avec les parties affectées intéressées.

(vi)   Description du procédé

Procédé de production proposé

En ce qui concerne Kingamyambo, Musonoi et Kasobantu, CMD compte utiliser la technique de monitoring, c'est-à-dire la reprise des rejets par eau à haute pression. Les rejets seront récupérés à au moins deux endroits différents afin de s'assurer que l'alimentation de l'usine est homogène. Après la récupération, les résidus passeront au travers de dispositifs de tri, puis seront amenés par pompage à l'usine.

Cette boue sera épaissie, l'eau (le filtrat) sera recyclée pour les opérations de reprise des rejets et les rejets épaissis iront au circuit de lixiviation du cuivre.

La lixiviation du cuivre et du cobalt sera effectuée par ajout d'acide sulfurique et de dioxyde de soufre.

A ce stade, la plus grande partie du cuivre et du cobalt ainsi que des impuretés comme le fer, l'aluminium, le zinc et le nickel seront lixiviées. La pulpe, après la lixiviation, passera à la filtration du circuit cuivre.

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La pulpe sera décantée et la solution riche clarifiée sera envoyée vers le circuit d'extraction du cuivre, où le cuivre sera extrait par solvant (SX). Le raffinat pauvre en cuivre et riche en acide retournera à la lixiviation du cuivre. Le stripage du cuivre de la phase organique sera effectué avec la solution retour d'électrolyse et la solution riche en cuivre sera envoyée vers l'extraction par électrolyse (*electrowinning*) où le cuivre sera récupéré sous forme de cathodes.

Il est proposé d'utiliser des cathodes en acier inoxydable pour recevoir le dépôt de cuivre. Les cathodes en cuivre seront d'une grande pureté et sont prêtes à la vente sans nécessiter d'autre traitement.

Une saignée sera effectuée sur le raffinat de cuivre, riche en cobalt mais qui contiendra encore toutes les impuretés dissoutes telles que le fer, l'aluminium, le nickel, le zinc, le manganèse, le magnésium. Dans un premier stade, le fer et l'aluminium seront précipités par élévation de pH. Pour la purification du nickel, du zinc et du manganèse, différentes étapes seront réalisées.

Suite à toutes les opérations d'extraction d'impuretés, la solution de cobalt sera envoyée pour extraction par solvant où le nickel sera éliminé par la même opération. La solution pure en cobalt ira à l'électrolyse où le cobalt sera déposé sur des cathodes en acier inoxydables et de l'acide sera produit à l'anode.

La solution acide retournera à l'extraction par solvant du cobalt, et les dépôts de cobalt seront détachés des cathodes. Ils contiendront cependant de l'hydrogène qui sera extrait par dégazage sous vide à 1.000°C.

Le cobalt dégazé sera poli et enfûté pour commercialisation. Le cobalt qui en résultera sera de la plus grande pureté et sera prêt pour sa commercialisation.

C)   ETUDES COMMERCIALES (TERMINEES)

Les travaux suivants ont été réalisés sur les aspects commerciaux du Projet :

(i)   CMD a fait réaliser par la *Commodities Research Unit*, deux rapports détaillés couvrant les prévisions de demande, d'offre et de prix pour le cuivre et le cobalt pendant la première décennie d'exploitation du Projet.

(ii)   En 2002, dans le cadre des discussions avec Gécamines sur la rentabilité du Projet, CMD a chargé Royal Bank of Scotland de mettre au point un modèle financier détaillé pour déterminer le taux de rentabilité interne pour CMD et la Valeur Actuelle Nette pour les actionnaires sur la durée de vie du Projet.

(iii)   Au cours de discussions avec Alexander Forbes, société d'assurance majeure, l'ensemble des assurances nécessaires pour le Projet a été mis au point avec les primes indicatives.

D)   ETUDES TECHNIQUES (EN COURS)

Après la constitution de KMT et le transfert du Permis d'Exploitation des Rejets à KMT, les études techniques suivantes devront être réalisées dans le cadre de l'étude de faisabilité bancaire (EFB) et du développement technique général pour parvenir à la Clôture Financière.

(i)   Méthode minière

Sur la base des rapports achevés à la date des présentes, la conception complète et détaillée des équipements et de leur taille devra être réalisée ainsi qu'une estimation détaillée des coûts associés.

(ii)   Planning minier

Un planning minier définitif sera réalisé et joint aux scénarios de procédé et de production retenus et aux exigences de critère de conception des procédés.

(iii)   Développement des procédés

L'exploitation de l'usine pilote et ses résultats ont permis d'identifier deux éléments supplémentaires qui doivent faire l'objet d'essais métallurgiques complémentaires afin de fournir une base pour la conception de l'ingénierie. Il s'agit des critères d'échelle et des matériaux de construction.

(iv)   Etudes d'ingénierie et de coûts

Un appel d'offres sera réalisé afin de sélectionner une société internationale d'ingénierie qui réalisera l'étude de faisabilité bancaire du Projet. Cette étude couvrira l'ensemble des aspects techniques du Projet et devra aboutir à une estimation des coûts d'investissement et d'exploitation d'un degré de précision suffisant pour satisfaire les prêteurs. Plus spécifiquement, cette étude couvrira un document détaillé de conception d'ingénierie avec la représentation graphique et

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quantifiée des procédés utilisés (PFD) ainsi que la sélection et la détermination de la taille des équipements. En outre, l'ingénieur sélectionné entreprendra, en association avec CMD et KMT, une visite du site afin de s'assurer en détail de la conception et de la logistique pour la fourniture d'électricité, les accès, les bâtiments, les équipements de construction, etc.

Des forages de stérilisation seront également réalisés afin de déterminer les emplacements adéquats pour l'usine et la digue de rejets.

Un élément important de la logistique et de la budgétisation générales du Projet sera l'évaluation des différentes options de transport de tous les équipements de construction, les produits consommables ainsi que les exportations de produits métalliques. Ce travail sera réalisé par une société expérimentée dans le transport à travers le sud de l'Afrique, qui travaillera étroitement avec l'ingénieur de l'étude de faisabilité bancaire. Dans le cadre de ce travail, l'utilisation de la voie ferrée de Lobito dans le cas où celle-ci serait ouverte sera étudiée.

La conception de la nouvelle digue de rejets sera réalisée par un groupe de spécialistes qui travaillera en collaboration étroite avec l'équipe en charge de l'étude d'impact environnemental afin de s'assurer que la construction, l'exploitation et la réhabilitation des digues de rejets sont conformes aux recommandations du Groupe de la Banque Mondiale.

(v)   Etude d'Impact Environnemental (EIA)

Une étude d'impact environnemental complète, ainsi qu'un plan de gestion environnemental, seront réalisés par une société de conseil internationale. Ces études seront basées sur l'étude d'impact et le rapport d'audit de la Phase I et devront être conformes aux recommandations de la Banque Mondiale et de la Société Financière Internationale.

E)   ETUDES COMMERCIALES (EN COURS)

Parallèlement aux études techniques, des travaux significatifs relatifs à l'aspect commercial du Projet doivent être entrepris pour garantir un financement satisfaisant du Projet.

(i)   Initialement, d'autres analyses de marché indépendantes seront réalisées sur les estimations d'offre, de demande et de prix pour le cuivre et le cobalt pendant la durée du Projet. Des discussions seront ensuite entamées avec les acheteurs potentiels de la production avec pour intention de négocier des contrats d'achat de la majorité du métal produit.

(ii)   Les Parties Contribuant au Financement débuteront les négociations au nom de KMT avec les bailleurs de fonds et les investisseurs pour financer intégralement le Projet jusqu'au stade de la production, y compris des dispositions sur le fonds de roulement et les coûts supplémentaires d'investissement.

(iii)   Les différents accords commerciaux seront ensuite matérialisés par divers contrats, chaque partie concernée devant alors être représentée par un conseil juridique indépendant.

(iv)   KMT négociera et conclura des contrats d'assurance couvrant les différents risques identifiés dans la construction et l'exploitation du Projet.

F)   ACQUISITION DES MATERIELS ET EQUIPEMENTS, CONSTRUCTION ET MISE EN SERVICE

Les phases de conception et de construction du Projet seront lancées après l'autorisation du Conseil d'Administration et la réalisation de la Clôture Financière. Il est prévu que KMT sélectionne une société d'ingénierie internationale qualifiée et acceptable pour conclure un contrat de conception, construction et mise en service.

Ce groupe d'ingénierie, avec l'aide de l'équipe technique de KMT, mettra au point les conceptions d'ingénierie et les plans, pendant que l'équipe juridique de KMT s'assurera que les contrats sont en place pour la commande et l'acquisition des matériels et équipements. La préparation du génie civil et la construction du chantier de la nouvelle usine débuteront en même temps que l'évaluation de la conception d'ingénierie et des plans.

L'acquisition et la livraison des équipements débuteront dès que possible une fois que les offres de prix auront été reçues, afin de raccourcir le calendrier de développement. Une fois que l'achèvement mécanique de l'usine aura été réalisé, la mise en service des équipements mécaniques et des services accessoires débutera suivie par l'arrivée du matériel de traitement des rejets.

A compter de cette date, commencera une période durant laquelle certains problèmes de mise en service devront être résolus, et la capacité de production ainsi que la production de cuivre et de cobalt augmenteront progressivement.

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Au moment approprié, les tests de mise en service, tels que prévus par les contrats d'ingénierie et les Prêteurs, seront réalisés. Lorsque ces tests auront été réussis, l'« Achèvement Approuvé » sera réalisé.

SECTION II - CALENDRIER

Prospection et recherche – terminées
Etudes Techniques – terminées
Etudes Commerciales – terminées
Etudes Techniques – En cours

Il faudra jusqu'à 8 mois pour mener à bien les études techniques qui doivent être achevées conformément à la Section I.

Etudes Commerciales – En cours

Il faudra 8 mois une fois la faisabilité technique terminée, pour mener à bien les études commerciales qui doivent être achevées conformément à la Section I.

Acquisition des matériels et équipements, construction et mise en service

Préalablement à la Clôture Financière, pendant la phase d'achèvement des Etudes de Faisabilité et de mise en place du financement, une société d'ingénierie sera choisie par KMT pour réaliser la conception et la construction des installations du Projet. Des assurances devront également être mises en place pour couvrir la phase de construction.

Après la signature de la documentation de financement et la décision de mettre en œuvre le Projet, la Clôture Financière aura lieu. Les travaux d'ingénierie détaillée, les commandes d'équipements et l'embauche du personnel de construction devraient débuter approximativement un mois après la Clôture Financière.

Il est estimé que la phase de conception et de construction de l'ensemble des installations jusqu'à l'achèvement mécanique prendra environ 21 mois.

Après la construction des installations, la mise en service métallurgique et la montée en cadence de la capacité de production de métal auront lieu.

Une période de 6 mois a été prévue pour que le Projet réussisse les tests d'achèvement technique et ceux prévus par les Contrats de Financement.

Par conséquent, il est estimé qu'il faudra environ 44 mois à compter de la date de transfert du Permis d'Exploitation des Rejets jusqu'à la Date d'Achèvement Approuvé, dont un minimum de 16 mois pour parvenir à la Clôture Financière.

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SECTION III - BUDGETS

Le budget provisoire de CMD pour le Projet des Rejets de Kolwezi, sur la base de 3.000.000 tonnes de rejets traitées par an pour une production annuelle de 42.000 tonnes de cuivre et 7.700 tonnes de cobalt, est indiqué dans le tableau ci-dessous. Ce budget comporte deux éléments principaux : le premier étant les coûts réels encourus jusqu'à présent par les Parties Contribuant au Financement pour les travaux réalisés conformément à la Section I et le second étant les coûts estimés pour les travaux à réaliser pour mener le Projet des Rejets de Kolwezi jusqu'à la production tels que décrits également à la Section I.

Le Conseil d'Administration se réserve cependant le droit absolu et inconditionnel de faire des amendements, changements, retraits ou ajouts selon son choix au fur et à mesure de l'avancement du Projet, y compris des modifications dans l'étendue, la taille et le calendrier du Projet au regard des circonstances techniques, économiques et financières pertinentes.

Etudes Techniques et Commerciales – Terminées	US$ 10.000.000
Etudes Techniques et Commerciales en cours	US$ 10.000.000
Prix de Transfert – première tranche	US$ 5.000.000
Prix de Transfert – seconde tranche	US$ 10.000.000
Réalisation (estimée par HATCH SA)	US$ 307.000.000

TOTAL GENERAL   **US$ 342.000.000**

Le budget final sera soumis au Conseil d'Administration de KMT pour approbation.

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ANNEXE E : Contrat de Cession du Permis d'Exploitation des Rejets

CONTRAT DE CESSION DU PERMIS D'EXPLOITATION DES REJETS

- *ENTRE* -

LA GENERALE DES CARRIERES ET DES MINES, entreprise publique de droit congolais, ayant son siège social au 419, boulevard Kamanyola, B.P. 450, à Lubumbashi, République Démocratique du Congo, représentée par ses signataires dûment habilités

ci-après dénommée « **Gécamines** » D'UNE PART

ET

KINGAMYAMBO MUSONOI TAILINGS, Société Congolaise par actions à responsabilité limitée, ayant son siège social au 13, avenue M'Pala, Quartier Golf, à Lubumbashi, Province du Katanga, République Démocratique du Congo, représentée par ses signataires dûment habilités

ci-après dénommée « **KMT** » D'AUTRE PART

Ci-après dénommées collectivement les « **Parties** » ou individuellement une « **Partie** ».

PREAMBULE

Gécamines est seul et exclusif titulaire du Permis d'Exploitation des Rejets afférents aux Rejets, qui désignent les rejets du concentrateur de Kolwezi contenant principalement du cuivre et du cobalt ainsi que de toutes autres substances minérales exploitables et situés sur les sites de Kingamyambo, de la vallée de la Musonoi et de Kasobantu à Kolwezi dans la province du Katanga, en République Démocratique du Congo.

Suite à un appel d'offres international par lequel AMFI, filiale d'AMF, a été sélectionnée par Gécamines, Gécamines et CMD, filiale d'AMF, se sont associées en vue de l'exploitation en commun des rejets du concentrateur de Kolwezi (les « Rejets ») aux termes d'un acte intitulé « Contrat d'Association » en date du 7 novembre 1998 (le « Contrat d'Association Initial »).

Le [●], Gécamines, CMD et l'Etat ont conclu un nouveau contrat d'association dont l'objet est notamment de définir, dans le respect du Code et du Règlement Miniers, le cadre de création de KMT ainsi que les termes et conditions du transfert du Permis d'Exploitation des Rejets à KMT. L'objet du présent Contrat est de pourvoir au transfert du Permis d'Exploitation des Rejets par Gécamines à KMT, sous réserve des procédures administratives prévues par le Code et le Règlement Miniers.

EN CONSEQUENCE, IL EST CONVENU CE QUI SUIT :

Article 1 - Définitions

1.   Dans le présent Contrat, sauf s'ils y sont définis autrement, les termes portant une majuscule auront la signification qui leur est donnée dans le Contrat d'Association. En outre, les termes suivants portant une majuscule auront la signification ci-après :

- Contrat : le présent contrat de cession du Permis d'Exploitation des Rejets ainsi que ses annexes qui en font partie intégrante.

- Contrat d'Association : le contrat d'association entre Gécamines, la République Démocratique du Congo et CMD en date du [●] 2003.

- Partie ou Parties : Gécamines et/ou KMT, ainsi que toute autre entité à qui les droits et obligations découlant du présent Contrat ont été transférés.

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- **Permis d'Exploitation des Rejets** : le permis d'exploitation des rejets couvrant le Site des Rejets de Kolwezi, issu de la validation et de la transformation conformément au nouveau Code Minier des titres miniers de la Gécamines.

- **Rejets** : Les rejets du concentrateur de Kolwezi que Gécamines cède à KMT en vertu du présent Contrat et comprenant :

  1. les rejets de Kingamyambo tels que délimités sur la carte figurant en annexe du présent Contrat ; et

  2. les rejets de la vallée de la Musonoi tels que délimités sur la carte figurant en annexe du présent Contrat.

2. Les dispositions de l'article 1.2 du Contrat d'Association sont applicables au titre du présent Contrat.

Article 2 - Objet

Gécamines cède à KMT, qui l'accepte, l'intégralité de ses droits relatifs aux Rejets, y compris le Permis d'Exploitation des Rejets, dont elle est titulaire sur les Rejets.

Article 3 - Transfert

1. **Transfert du Permis d'Exploitation des Rejets**

De convention expresse, le Permis d'Exploitation des Rejets sera transféré à KMT à compter de la remise à KMT par le Cadastre Minier du Permis d'Exploitation des Rejets portant mention de leur transfert à KMT conformément à l'article 380 du Règlement Minier.

2. **Vente du concentrateur de Kolwezi à un tiers**

En cas de vente du concentrateur de Kolwezi par Gécamines à un tiers, Gécamines s'engage à demander au tiers acquéreur de mettre en œuvre toutes mesures appropriées afin d'empêcher le dépôt des nouveaux rejets produits par le concentrateur sur le Site des Rejets de Kolwezi, sauf accord entre le tiers acquéreur et KMT.

3.   **Caractère définitif du transfert**

De convention expresse, le transfert du Permis d'Exploitation des Rejets et de tous ses droits relatifs aux Rejets aura un caractère définitif à compter de sa réalisation dans les conditions prévues aux articles 2 et 3.1 ci-dessus.

4.   **Procédure de transfert**

Les Parties s'engagent à effectuer toutes diligences pour l'accomplissement sans délai des procédures administratives de transfert du Permis d'Exploitation des Rejets à KMT, prévues par le Code et le Règlement Miniers.

Article 4 - Prix

En contrepartie de la cession par Gécamines de ses droits relatifs aux Rejets et du Permis d'Exploitation des Rejets, KMT paiera les montants stipulés à l'article 7 du Contrat d'Association.

Article 5 - Modalités de paiement

Les Parties conviennent expressément que les paiements prévus à l'article 4 ci-dessus seront effectués selon les modalités et conformément aux termes de l'article 7 du Contrat d'Association.

Article 6 - Stipulations, Déclarations, et Garanties

1.   Les Parties conviennent expressément que les déclarations, stipulations et garanties faites en vertu de l'article 9 du Contrat d'Association sont, dans le cadre du présent Contrat, faites au profit de KMT.

2.   Conformément à l'article 182, alinéa 5 du Code Minier, KMT s'engage vis-à-vis de l'Etat congolais à assumer toutes les obligations de Gécamines vis-à-vis de l'Etat découlant du Permis d'Exploitation des Rejets.

3.   Conformément à l'article 186 du Code Minier, le transfert du Permis d'Exploitation des Rejets à KMT ne dégagera pas Gécamines de ses obligations vis-à-vis de l'Etat pour le paiement des frais et charges en rapport avec le Permis d'Exploitation des Rejets pendant la période où Gécamines en était le titulaire, ni de ses obligations de réhabilitation de l'environnement sous réserve de l'obtention par Gécamines d'une attestation de libération de ses obligations

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environnementales conformément aux dispositions du Code et du Règlement Miniers et de l'article 10.1(g) du Contrat d'Association.

Article 7 - Dispositions diverses

Les Parties conviennent expressément que les dispositions du Contrat d'Association relatives à la procédure d'arbitrage (article 18), à la force majeure (article 20), à la confidentialité (article 21), au droit applicable (article 23.5) et à la langue (article 23.10) sont applicables au présent Contrat.

Article 8 - Notifications

De convention expresse, les dispositions de l'article 19 du Contrat d'Association relatives aux notifications sont valables au titre du présent Contrat, sous réserve du remplacement de l'adresse de CMD par celle de KMT qui est la suivante :

[·]

Article 9 - Entrée en vigueur

Le présent Contrat prendra effet à la date de sa signature par les Parties.

EN FOI DE QUOI, les Parties ont signé le présent Contrat le [·] 2003 en quatre (4) exemplaires originaux, chacune des Parties reconnaissant en avoir reçu deux (2) exemplaires.

LA GENERALE DES CARRIERES ET DES MINES

_____   _____
Le   Président   du   Conseil   L'Administrateur Délégué Général
d'Administration

KINGAMYAMBO MUSONOI TAILINGS SARL

_____   _____
[·]   [·]

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ANNEXE F : Acte Constitutif

KINGAMYAMBO MUSONOI TAILINGS

en abrégé « **KMT** »
société congolaise par actions à responsabilité limitée

ACTE CONSTITUTIF

ENTRE LES SOUSSIGNES :

1. LA GENERALE DES CARRIERES ET DES MINES
entreprise publique de droit congolais ayant son siège social au 419, boulevard Kamanyola, B.P. 450, Lubumbashi, République Démocratique du Congo

représentée par [●] et [●]

ci-après dénommée « **Gécamines** »

2. CONGO MINERAL DEVELOPMENTS LIMITED
société de droit des Iles Vierges Britanniques, immatriculée sous le numéro 271751, ayant son siège social au 49 Main Street, Road Town, Tortola, British Virgin Islands

représentée par [●] et [●]

ci-après dénommée « **CMD** »

3. LA REPUBLIQUE DEMOCRATIQUE DU CONGO
représentée par [•]

ci-après dénommée « **l'Etat** »

4. [●]

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5.   [●]

6.   [●]

7.   [●]

IL EST CONSTITUE UNE SOCIETE PAR ACTIONS A RESPONSABILITE LIMITEE COMME SUIT :

TITRE I - FORME - DENOMINATION - SIEGE - OBJET - DUREE

Article 1 : Forme - Dénomination

La présente société est constituée sous forme d'une société par actions à responsabilité limitée, dénommée « **KINGAMYAMBO MUSONOI TAILINGS** », en abrégé KMT SARL, conformément au droit des sociétés en vigueur en République Démocratique du Congo.

Article 2 : Siège social

Le siège social de la société est établi à Lubumbashi, avenue M'Pala n°13, Quartier Golf, Province du Katanga, République Démocratique du Congo.

Le siège peut être transféré en tout autre lieu de la République Démocratique du Congo sur simple décision du Conseil d'Administration, sous réserve d'approbation lors de l'assemblée générale des actionnaires (« l'Assemblée Générale ») suivante, approbation qui devra être déposée au greffe du Tribunal de Grande Instance du ressort du siège social de la société.

De même, le Conseil d'Administration peut, sur simple décision, et partout où il le juge utile, créer des sièges administratifs, sièges d'exploitation, agences, bureaux de liaison et succursales en République Démocratique du Congo ou à l'étranger. La création de filiales relève de l'Assemblée Générale.

Article 3 : Objet social

La société a pour objet la prospection, la recherche, l'exploitation ou le traitement et les opérations connexes concernant le secteur minier en général, et plus

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particulièrement l'étude et le traitement des anciens haldes et terrils existants, stockés à Kingamyambo, dans la vallée de la Musonoi, à Kasobantu et à Kolwezi, dans la province du Katanga, en République Démocratique du Congo, ainsi que la production et la commercialisation des substances minérales valorisables contenues.

Elle peut faire toutes opérations commerciales, industrielles, minières, financières, civiles, mobilières ou immobilières, se rapportant directement ou indirectement à son objet social ou à tout objet similaire ou connexe de nature à favoriser son développement.

La société pourra pourvoir, en qualité d'administrateur, de liquidateur ou autrement, à la gestion, la supervision et au contrôle de toutes sociétés affiliées.

La société peut prendre des intérêts par voie d'apports, en espèces ou en nature, de fusion, de souscription, de participation, d'intervention financière ou autrement, dans toute autre société ou entreprise, existantes ou à créer, en République Démocratique du Congo ou à l'étranger, ayant un objet identique, similaire ou connexe au sien ou de nature à favoriser le développement de son objet social.

Elle pourra également consentir tous prêts ou garantir tous prêts consentis par des tiers à des sociétés affiliées.

Article 4 : Durée

La société est constituée pour une durée de trente (30) ans à dater de l'autorisation de sa création par décret présidentiel.

TITRE II - CAPITAL - ACTIONS - OBLIGATIONS

Article 5 : Capital

Le capital de la société est fixé initialement à cinquante mille dollars américains (50.000 US$).

Ce capital est représenté par :

- 6.250 actions A, numérotées de 1 à 6.250,
- 2.500 actions B, numérotées de 6.251 à 8.750, et
- 41.250 actions C, numérotées de 8.751 à 50.000

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de un dollar américain (1 US$) chacune, représentant chacune un cinquante millième (1/50.000ème) du capital social, entièrement souscrites et libérées en espèces par les actionnaires suivants :

1. Gécamines	6.250 actions A
2. République Démocratique du Congo	2.500 actions B
3. CMD	41.246 actions C
4. [●]	1 action C
5. [●]	1 action C
6. [●]	1 action C
7. [●]	1 action C

Sauf ce qui est expressément convenu ci-dessous, il n'existe aucune différence dans les droits et privilèges accordés aux actions A, B ou C :

- Les actions A bénéficieront, à compter de la date de début d'exploitation du projet de traitement des anciens haldes et terrils visé à l'objet social ci-dessus, telle qu'approuvée par les prêteurs après la réussite des essais de mise en service des installations de la société, et jusqu'à la date où la dette senior et les prêts subordonnés (intérêts compris) accordés pour la phase initiale de développement et de construction du projet, à l'exclusion de toute extension ou rénovation, auront été entièrement remboursés, d'un droit à un dividende prioritaire initial cumulatif (le « Dividende Prioritaire Initial ») égal à 2,5% du cash flow disponible de chaque exercice social qui sera payé dans les cent quatre vingt (180) jours de la fin de chaque exercice social. Le cash-flow disponible d'un exercice social est défini comme le cash-flow positif, disponible pour la distribution de dividendes et le remboursement ou le paiement des intérêts des prêts d'actionnaires, qui est constitué, sur la base des comptes audités réalisés à l'issue de l'exercice social en question, des revenus de KMT après intérêts et impôts, plus les amortissements et autres éléments hors trésorerie (ceux-ci s'entendant, pour la période considérée, comme le montant net cumulé (qui peut être positif ou négatif) de toutes les dépenses non décaissées et de tous les produits non encaissés qui ont été soustraits ou, le cas échéant, ajoutés lors du calcul du revenu net, notamment, mais non exclusivement, les dépréciations, les amortissements, les impôts et taxes différés et les provisions pour indemnités de licenciement des employés), moins les investissements, toutes sommes payées ou dues au titre des contrats de financement de la dette senior, et les réserves au titre du fonds de roulement.

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Si le bénéfice distribuable d'un exercice social, au sens du droit congolais et sous réserve des obligations de remboursement de la dette senior dues au titre de l'exercice social concerné et des restrictions imposées par les prêteurs, est insuffisant pour le service de la totalité du Dividende Prioritaire Initial dû aux actions A au titre de cet exercice social, la partie non versée du Dividende Prioritaire Initial sera payée, en priorité, par prélèvement sur le bénéfice distribuable des exercices sociaux suivants.

A compter de l'exercice social suivant l'exercice social au cours duquel interviendra l'achèvement du remboursement de la dette senior et des prêts subordonnés, le Dividende Prioritaire Initial sera remplacé par un nouveau dividende prioritaire déterminé selon la formule suivante :

Si, pendant un exercice social, le prix réel moyen du cobalt (calculé en appliquant l'indice des prix à la consommation US (CPI-U) avec comme date de base le 31 décembre 2003) dépasse dix (10) Dollars US la livre cathode, chaque action A donnera droit, pour cet exercice social, à un dividende supplémentaire (le « Dividende Commercial ») correspondant au pourcentage, au prorata de chaque action A dans l'ensemble des actions A, d'une somme de dix (10) cents pour chaque Dollar US au dessus de dix (10) Dollars US, calculé, au vu des comptes audités, sur la moyenne des prix FOR payés à KMT en contrepartie des ventes de cobalt pour l'exercice social en question. Cette somme sera calculée comme suit :

$$N \times (P1 - P2) \times 10/100$$

Où :

N = cobalt vendu pour l'exercice social concerné (en livres)

P1 = moyenne des prix FOR reçus pour les ventes de cobalt pour l'exercice social concerné (en Dollars US par livre)

P2 = un prix de 10 Dollars US indexé sur le US CPI-U – base 31 décembre 2003

Ce Dividende Commercial ne s'appliquera que dans le cas où des dividendes ordinaires sont payables à chaque actionnaire pour l'exercice social concerné et en l'absence de tout dette senior, prêt subordonné ou autre prêt consenti à KMT par des actionnaires ou des tiers, sauf accord de ces actionnaires ou tiers prêteurs. Au cas où les actionnaires propriétaires d'actions C consentaient de nouveaux prêts à KMT après l'achèvement du remboursement de la dette senior et des prêts subordonnés, intérêts

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compris, accordés pour la phase initiale de développement et de construction du projet, le Dividende Commercial sera remplacé, jusqu'au remboursement de ces nouveaux prêts par le Dividende Prioritaire Initial.

Le Dividende Prioritaire Initial et le Dividende Commercial deviendront nuls et les actions A jouiront de droits identiques à ceux des actions B dans le cas où les actions A seraient cédées ou transférées, de quelque manière que ce soit, à une entité non détenue et contrôlée entièrement, directement ou indirectement, par l'Etat.

- Sous réserve du droit au Dividende Prioritaire Initial des actions A ci-dessus et pour la même durée que celui-ci, chaque action B ou C bénéficiera du droit à un dividende prioritaire non-cumulatif calculé au prorata du nombre total des actions A, B et C, sur 20% du cash flow disponible tel que défini ci-dessus.

- Sous réserve du paiement du Dividende Prioritaire Initial et du Dividende Commercial des actions A, et du dividende prioritaire des actions B et C visé à l'alinéa précédent, chaque action bénéficiera d'un droit aux dividendes égal au solde disponible du bénéfice distribuable, calculé au prorata du nombre total d'actions A, B et C.

Les actions cédées à une société affiliée (telle que définie à l'article 9 ci-après) restent de la même catégorie (A, B ou C).

La responsabilité des actionnaires est limitée au montant de leur souscription, représentée par les actions mentionnées ci-dessus.

Article 6 : Appel de fonds

L'engagement de libération d'une action est inconditionnel et indivisible.

Toutes les actions seront entièrement libérées dès la souscription.

Article 7 : Indivisibilité des actions

Les actions sont indivisibles et la société ne reconnaît qu'un (1) propriétaire par action.

Article 8 : Nature des actions

Toutes les actions sont nominatives et ne pourront jamais être représentées par des titres négociables.

La preuve de propriété des actions s'établit par une inscription dans le registre des actionnaires qui est tenu au siège social de la société.

Des certificats d'inscription dans le registre des actionnaires seront délivrés aux actionnaires. Ces certificats ne constituent pas un titre de propriété et ne peuvent être cédés.

Article 9 : Cession des actions

A. Mode

Toute cession d'actions n'est valable qu'après que la constitution de la société aura été autorisée par décret présidentiel.

Les actions ne peuvent être cédées valablement à des tiers qu'avec l'agrément préalable des actionnaires conformément aux dispositions des articles 26 et 32 des présents statuts. La notification ou la demande d'agrément doit être adressée par le cédant par écrit au Conseil d'Administration.

Toute cession d'actions s'opère par une déclaration de transfert, inscrite dans le registre des actionnaires, datée et signée par le cédant et le cessionnaire ou par leurs fondés de pouvoirs, ou de toute autre manière autorisée par la loi.

Sauf ce qui est convenu ci-après aux articles 9B, 9C et 9D ou en cas d'accord écrit des actionnaires, nul actionnaire ne peut vendre, céder, transférer, disposer, apporter en société, même en cas de fusion ou d'absorption, gager ses actions ou obligations convertibles en actions (ci-après collectivement les « actions ») ou accorder une quelconque sûreté sur celles-ci (ci-après collectivement une « cession » ou acte de « céder ») à quelque personne que ce soit, ni conclure un acte ou promesse d'acte ayant pour objet une cession immédiate ou future, certaine ou éventuelle des actions de la société. La vente forcée, en justice ou autrement, des actions d'un actionnaire sera soumise aux dispositions du présent article, comme si cette cession était volontaire.

Toute cession d'actions doit être constatée par un acte sous seing privé ou notarié et faire l'objet d'une inscription au registre des actionnaires. L'acte de cession doit être notifié à la société et déposé au greffe du tribunal de grande instance du ressort du siège social de la société.

B. Cession entre actionnaires

La cession entre actionnaires est libre.

C. Cession à des sociétés affiliées

La cession de l'intégralité des actions d'un actionnaire à une société affiliée de cet actionnaire est libre.

Est considérée comme société affiliée toute société ou entité qui, directement ou indirectement, contrôle ou est contrôlée par un actionnaire, ou toute société ou entité qui, directement ou indirectement, contrôle ou est contrôlée par une société ou entité qui elle-même contrôle ou est contrôlée par un actionnaire. « Contrôle » (ou « contrôler ») signifie la détention directe ou indirecte (ou détenir directement ou indirectement) par une société ou entité de plus de cinquante pour cent (50%) des droits de vote à l'assemblée générale d'une autre société ou entité.

D. Droit de préemption

Sauf accord contraire écrit entre les Actionnaires :

a) **Offre d'un Tiers.** Un actionnaire (le « Cédant ») peut céder tout ou partie de ses actions à un tiers, s'il a reçu une offre ferme écrite (« l'Offre du Tiers ») d'une personne de bonne foi agissant dans des conditions concurrentielles (« l'Offrant »), proposant d'acquérir tout ou partie des actions du Cédant (les actions dont la cession est ainsi projetée sont dénommées ci-après les « Actions du Cédant »), cette offre n'étant subordonnée qu'à des conditions suspensives raisonnables, et si le Cédant a reçu des assurances satisfaisantes que l'Offrant est financièrement capable d'exécuter les termes de l'Offre du Tiers. L'Offre du Tiers devra être irrévocable pour une période d'au moins quatre-vingt (80) jours.

b) **Offre du Cédant.** Dans les dix (10) jours de la réception de l'Offre du Tiers, le Cédant adressera une copie de celle-ci aux autres actionnaires (les « Autres Actionnaires »), en même temps que sa propre offre de vendre les Actions du Cédant aux Autres Actionnaires aux mêmes termes et conditions (« l'Offre du Cédant »), proportionnellement à leur participation respective dans la société calculée sans tenir compte des actions offertes.

c)   **Droit de préemption.** Les Autres Actionnaires disposeront d'un droit de préemption sur toutes (mais seulement toutes) les Actions du Cédant qui leur sont offertes et devront exercer ce droit dans les trente (30) jours à compter de la date de l'Offre du Cédant moyennant notification écrite adressée au Cédant, étant entendu que les Autres Actionnaires qui ne sont pas disposés à exercer leur droit de préemption devront céder au prorata leur droit de préemption aux Autres Actionnaires restants.

d)   **Acceptation de l'Offre du Tiers.** Si, dans le délai précité de trente jours, les Autres Actionnaires n'ont pas accepté ou n'ont accepté que partiellement l'Offre du Cédant, cette offre sera présumée refusée dans son ensemble et le Cédant pourra accepter l'Offre du Tiers et conclure la cession avec l'Offrant.

e)   **Absence de vente à l'Offrant.** Si la cession entre le Cédant et l'Offrant n'est pas conclue dans les quarante (40) jours suivant le refus ou le refus présumé (en cas d'acceptation partielle) des Autres Actionnaires de l'offre contenue dans l'Offre du Cédant, le Cédant ne pourra vendre tout ou partie de ses actions à un tiers que s'il satisfait à nouveau à l'ensemble de la procédure du présent article 9, en ce compris le droit de préemption prévu à cet article 9.

f)   **Renonciation.** Chaque actionnaire peut, en tout temps, moyennant l'envoi d'une notification écrite à la Société, renoncer au droit de se voir offrir des actions en vertu du présent article, soit de façon générale, soit pour une période de temps donnée.

g)   **Conditions de la vente.** Sauf si d'autres conditions de vente sont convenues entre actionnaires, les termes et conditions de vente entre actionnaires en vertu du présent article 9 seront les suivants :

1.   Prix de vente. Le prix de vente sera payable intégralement par chèque certifié à la date d'exécution de l'opération (ou, le cas échéant, par remise de certificats d'actions établis au nom approprié, représentant les actions d'une société par actions) en échange de la cession des actions vendues, libres de toutes charges.

2.   Exécution. La vente sera exécutée à 10 heures du matin, au siège social de la société, le 40ème jour suivant l'acceptation par les Autres Actionnaires de l'Offre du Cédant.

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Article 10 : Augmentation du capital - Droit de préférence - Réduction du capital

Toute augmentation du capital est décidée par l'Assemblée Générale aux conditions requises pour les modifications des statuts.

Lors de toute augmentation du capital, les actionnaires ont un droit de préférence pour la souscription des actions nouvelles. Ce droit s'exerce proportionnellement au nombre d'actions de chaque actionnaire.

Si, à l'issue d'un délai de quinze jours à dater de l'offre de souscription, certains actionnaires n'ont pas exercé leur droit de préférence, une seconde période de souscription de quinze jours sera ouverte, au cours de laquelle les actionnaires ayant exercé leur droit de préférence dans la première souscription auront la possibilité d'exercer leur droit de préférence sur le solde non souscrit. Les nouvelles actions souscrites par les actionnaires existants seront de la même série (A, B ou C) que les actions qu'ils possèdent déjà.

Les actions pour lesquelles le droit de préférence n'a pas été exercé, ne seront valablement souscrites par des tiers qu'avec l'agrément préalable des actionnaires conformément aux dispositions de l'article 32 des présents statuts.

L'Assemblée Générale peut décider d'une réduction du capital aux conditions requises par la loi, tout en respectant la structure initiale du capital.

Article 11 : Obligations

La société peut, conformément à la loi, et en vertu d'une décision de l'Assemblée Générale, créer ou émettre des obligations, convertibles ou autres, l'émission d'obligations convertibles étant soumise aux mêmes conditions qu'une augmentation de capital. Les types, les taux d'intérêt, les taux d'émission, ainsi que les conditions d'amortissement et de remboursement seront déterminés par l'Assemblée Générale. Les obligations au porteur seront signées par deux Administrateurs dont la signature peut être remplacée par un tampon avec signature.

TITRE III - ADMINISTRATION ET DIRECTION

Article 12 : Composition du Conseil d'Administration

La société est administrée par un Conseil d'Administration qui pourra comprendre jusqu'à quinze (15) membres, actionnaires ou non de la société, congolais ou étrangers (les « Administrateurs »).

Les Administrateurs sont élus par l'Assemblée Générale des actionnaires, pour un terme de cinq (5) ans ; ils sont en tout temps révocables par elle. Les Administrateurs sont rééligibles.

Les fonctions des Administrateurs sortants et non réélus prennent fin immédiatement après l'Assemblée Générale annuelle.

Deux (2) Administrateurs seront élus sur la base d'une liste proposée par les propriétaires d'actions A, un (1) Administrateur sera élu sur la base d'une liste proposée par les propriétaires d'actions B et six (6) à douze (12) Administrateurs seront élus sur base d'une liste proposée par les propriétaires d'actions C, au choix des propriétaires d'actions C.

Le Conseil d'Administration élit son président (le « Président ») parmi les Administrateurs représentant les propriétaires d'actions C, et un vice-président (le « Vice-Président ») parmi les Administrateurs représentant les propriétaires d'actions A.

Le Conseil d'Administration désigne un secrétaire qui n'est pas nécessairement un Administrateur. La durée du mandat dudit secrétaire est déterminé par le Conseil d'Administration.

Article 13 : Vacance

En cas de vacance d'un ou plusieurs postes d'Administrateurs, les Administrateurs restants peuvent y pourvoir provisoirement dans le respect des quotas par catégorie d'actions (A, B ou C) définis ci-dessus. La prochaine Assemblée Générale procède à l'élection des nouveaux Administrateurs.

La durée du mandat d'un Administrateur qui est nommé en remplacement d'un autre Administrateur est égale à la durée restante du mandat de l'Administrateur qu'il remplace.

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Article 14 : Responsabilité et indemnisation

Les Administrateurs ne contractent aucune obligation personnelle relativement aux engagements de la société, mais ils sont responsables de l'exécution de leur mandat et des fautes commises dans leur gestion, conformément au droit commun et aux lois sur les sociétés.

La société indemnisera tout Administrateur ou fondé de pouvoirs, ou tout ancien Administrateur ou fondé de pouvoirs, ainsi que ses héritiers et représentants légaux, de toute obligation ou dépense lui incombant raisonnablement en raison de toute action ou procédure civile, pénale ou administrative dans laquelle il se trouverait impliqué parce qu'il est ou a été Administrateur ou fondé de pouvoirs ou qu'il a engagé la responsabilité de la société si :

♦ il a agi honnêtement et de bonne foi dans le meilleur intérêt de la société ; et

♦ en cas d'action ou de procédure pénale ou administrative sanctionnée par une amende, il avait des motifs raisonnables de considérer que sa conduite était conforme à la loi.

La société mettra en place et maintiendra une assurance de responsabilité « Administrateurs et dirigeants » au profit des Administrateurs et des dirigeants dont la liste sera établie par le Conseil d'Administration.

Article 15 : Réunion du Conseil d'Administration

A. Tenue du Conseil d'Administration

Le Conseil d'Administration se réunit chaque fois que l'intérêt de la société l'exige et au moins une fois par trimestre.

B. Convocation

Le Conseil d'Administration se réunit sur convocation du Président, ou en cas d'empêchement ou de carence de celui-ci, du Vice-Président. Toutefois, il peut être convoqué à la demande de l'Administrateur Délégué ou d'au moins quatre (4) Administrateurs.

Les lettres de convocation sont adressées au moins une semaine avant la réunion. Ces convocations contiennent l'ordre du jour, la date, le lieu et l'heure de la réunion et sont envoyées par lettre recommandée, télégramme, télécopie ou courrier électronique. Les convocations sont censées avoir été faites au moment de leur envoi.

Le Conseil d'Administration pourra, en cas de nécessité, se tenir par le moyen de la conférence téléphonique avec un préavis de quarante-huit (48) heures. Dans ce cas, les décisions adoptées au cours de la réunion du Conseil d'Administration ainsi tenue devront être confirmées par fax ou courrier électronique à la majorité de l'ensemble des membres du Conseil d'Administration dans un délai de quarante-huit (48) heures suivant la tenue de ladite réunion. Le Conseil d'Administration se réunira au moins une fois par trimestre selon le délai normal de convocation prévu au deuxième paragraphe du présent article 15(B).

Les réunions se tiennent au siège social ou à tout autre endroit indiqué dans les convocations. Les réunions sont présidées par le Président ou en cas d'empêchement ou de carence de celui-ci par le Vice-Président. En cas d'empêchement de ce dernier, elles sont présidées par un Administrateur choisi par les Administrateurs présents.

Les réunions du Conseil d'Administration auront lieu en langue française, sauf décision contraire unanime du Conseil d'Administration. Le procès-verbal de chaque réunion du Conseil d'Administration sera établi à la fois en français et en anglais ; en cas de contradiction entre ces deux versions, la version française fera foi.

Article 16 : Remboursement des frais

La société remboursera à chaque Administrateur les dépenses raisonnables encourues (notamment les frais de déplacement) pour participer aux réunions du Conseil d'Administration et de tout comité auquel il appartient, aux Assemblées Générales et à toute activité en relation avec l'activité de la société.

Article 17 : Délibération - Représentation des membres absents - Procès-verbaux

A. Quorum

Le quorum de présence requis pour une réunion du Conseil d'Administration est atteint si au moins six (6) Administrateurs sont présents ou représentés, dont au moins un (1) représentant les propriétaires d'actions autres que les actions C. Si le quorum n'est pas atteint à l'ouverture de la réunion, les Administrateurs présents ne pourront prendre aucune décision.

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Tout Administrateur pourra demander de participer à la réunion par le moyen de la conférence téléphonique.

Si le quorum n'est pas atteint, une nouvelle convocation sera adressée, dans les sept jours de la première réunion, aux Administrateurs avec le même ordre du jour par la personne qui présidait la séance, à une date et heure à fixer par elle. Un délai d'au moins une semaine devra séparer la tenue de la première réunion et de la seconde réunion. Lors de cette seconde réunion, aucune condition de quorum ne sera requise mais aucune décision ne pourra être prise qui n'est pas prévue par l'ordre du jour.

B. Délibérations

Les décisions du Conseil d'Administration sont prises à la majorité simple des voix des Administrateurs présents ou représentés.

Si, dans une réunion du Conseil réunissant le quorum nécessaire pour délibérer valablement, un ou plusieurs Administrateurs ou leurs mandataires s'abstiennent de voter, les décisions seront valablement prises à la majorité des voix des autres Administrateurs présents ou représentés.

Le Président n'a pas de voix prépondérante en cas d'égalité des voix. En cas d'égalité de voix, la décision soumise au vote sera réputée être rejetée.

C. Consultation écrite

Une résolution peut être adoptée par consultation écrite en cas de consentement écrit unanime de tous les membres du Conseil d'Administration.

D. Représentation

Chaque Administrateur pourra se faire représenter par un autre Administrateur dûment mandaté.

E. Procès-verbaux

Les délibérations du Conseil d'Administration sont consignées par le secrétaire dans des procès-verbaux signés par le président de la réunion et par la majorité au moins des Administrateurs présents ainsi que par le secrétaire. Ces procès-verbaux sont inscrits ou reliés dans un registre spécial. Les procurations, ainsi

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que les communications faites par écrit, y sont annexées. Une copie du procès-verbal de chaque réunion sera adressée à chaque Administrateur.

Les extraits à produire sont signés par le Président, par le Vice-Président ou par l'Administrateur-Délégué et les copies seront certifiées conformes par ces mêmes personnes.

Article 18 : Pouvoir du Conseil d'Administration

a)   **Général**

Le Conseil d'Administration a le pouvoir d'accomplir tous les actes nécessaires ou utiles à la réalisation de l'objet social, à l'exception des actes réservés par la loi ou par les présents statuts à l'Assemblée Générale. Nonobstant les obligations découlant de l'administration collégiale, à savoir la concertation et le contrôle, les Administrateurs peuvent se répartir entre eux les tâches d'administration.

b)   **Délégation de pouvoirs**

Le Conseil d'Administration peut déléguer la gestion journalière de la société à une personne, choisie en son sein sur une liste proposée par les Administrateurs représentant les propriétaires d'actions C, qui portera le titre d'« Administrateur-Délégué ».

Le Conseil d'Administration ainsi que l'Administrateur-Délégué (moyennant information écrite du Conseil d'Administration) peuvent déléguer à une ou plusieurs personnes de leur choix des pouvoirs spéciaux et déterminés.

Les mandataires engagent la société dans les limites des pouvoirs qui leur ont été conférés.

c)   **Conventions réglementées**

Toutes transactions entre la société et un Actionnaire ou une société affiliée (tel que ce terme est défini à l'article 9C) d'un Actionnaire devront être préalablement autorisées par le Conseil d'Administration. Les Administrateurs représentant l'Actionnaire concerné ne pourront prendre part au vote.

Article 19 : Représentation

Le Conseil d'Administration représente, en tant que collège, la société à l'égard des tiers et en justice.

Nonobstant le pouvoir général de représentation du Conseil d'Administration en tant que collège, la société est valablement représentée en justice et à l'égard des tiers :

♦ soit par l'Administrateur-Délégué dans le cadre de la gestion journalière ;

♦ soit par les personnes auxquelles des pouvoirs ont été valablement délégués, dans les limites de ces pouvoirs.

Une décision préalable du Conseil d'Administration ne sera pas nécessaire pour leur conférer les pouvoirs de représentation prévus au présent article.

Les actions judiciaires, en tant que demandeur ou en tant que défendeur, de même que tout recours judiciaire ou administratif, sont intentés, formés ou sont obtenus au nom de la société, pour suite et diligence, par l'une des personnes sus-indiquées.

La société est, en outre, valablement représentée par les mandataires spéciaux, agissant dans les limites de leur mandat.

Article 20 : Pouvoirs de l'Administrateur-Délégué

Sous le contrôle et la direction du Conseil d'Administration, l'Administrateur-Délégué gérera, dirigera et contrôlera la gestion quotidienne de la société conformément aux programmes et aux budgets adoptés par le Conseil d'Administration.

L'Administrateur-Délégué tiendra le Conseil d'Administration régulièrement informé de la gestion quotidienne de la société et remettra à cet effet par écrit au Conseil d'Administration :

f) des rapports d'avancement mensuels comprenant le détail des dépenses de la société et la comparaison de ces dépenses avec le budget adopté ;

g) des sommaires périodiques des informations collectées ;

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h) des copies des rapports concernant la gestion de la société ;

i) un rapport final détaillé, dans les 60 jours suivant l'achèvement de chaque programme et chaque budget, qui comprendra une comparaison entre les dépenses réelles et les dépenses budgétisées, et une comparaison entre les objectifs et les résultats atteints du programme ; et

j) tous autres rapports qui pourraient être raisonnablement requis par le Conseil d'Administration.

Sous réserve d'un préavis de 48 heures, l'Administrateur-Délégué facilitera au Conseil d'Administration et à chaque actionnaire l'accès, pour inspection et/ou copie, à leurs frais, à tous plans, rapports de forage, tests de carottes, rapports, examens, essais, analyses, rapports de production, registres d'opérations, registres techniques, comptables et financiers et autres informations collectées au cours des opérations de la société, ainsi que l'accès au site.

L'Administrateur-Délégué informera les Administrateurs et actionnaires, dans les (3) trois jours, de tout événement significatif ou accident survenant en rapport avec la société, notamment tout événement entraînant la mise en danger de vies humaines, l'interruption de la production, une perte significative de production ou une violation de la réglementation relative à l'environnement.

TITRE IV – GESTION ET CONTROLE

Article 21 : Programmes et budgets

Sauf stipulation contraire des présents statuts, la gestion de la société sera conduite en se conformant exclusivement aux programmes et aux budgets approuvés.

Les programmes et les budgets proposés seront préparés annuellement par l'Administrateur-Délégué pour une période d'une année. Ces programmes et ces budgets adoptés seront revus, suivant nécessité, par l'Administrateur-Délégué et soumis à l'approbation du Conseil d'Administration.

Pendant la durée de tout programme et de tout budget annuels et au moins 3 mois avant leur expiration, l'Administrateur-Délégué préparera des projets de programme et de budget pour l'année suivante, et les soumettra au Conseil d'Administration.

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Les programmes et les budgets à moyen et long termes seront aussi préparés et présentés par l'Administrateur-Délégué à l'Assemblée Générale.

Dans les 15 jours de la soumission de projets de programme et de budget, le Conseil d'Administration approuvera ou modifiera ces projets de programme et de budget avant de les présenter à l'Assemblée Générale.

L'Administrateur-Délégué sollicitera l'approbation préalable du Conseil d'Administration pour tout écart significatif par rapport à un programme et un budget adoptés.

Article 22 : Contrôle de la Société

Le contrôle de la situation financière de la société, des bilans, comptes de gestion et des tableaux prévus à l'article 37 ci-après, et de la régularité au regard des lois sur les sociétés commerciales, des lois comptables, des présents statuts, des opérations à constater dans les bilans et comptes de gestion, est confié à deux commissaires aux comptes, nommés par l'Assemblée Générale, pour un terme de trois ans, renouvelable. Un commissaire aux comptes est nommé sur proposition des propriétaires d'actions A et B et l'autre sur proposition des propriétaires d'actions C.

Les commissaires aux comptes sont révocables à tout moment par l'Assemblée Générale. Leur responsabilité est déterminée d'après les mêmes règles que la responsabilité des Administrateurs. En cas de vacance, le Conseil d'Administration doit convoquer immédiatement une Assemblée Générale extraordinaire pour pourvoir au remplacement du ou des commissaires aux comptes manquants.

Les commissaires aux comptes ont soit collectivement, soit individuellement, un droit illimité de surveillance et de contrôle sur toutes les opérations de la société. Ils peuvent prendre connaissance, sans les déplacer, des livres, de la correspondance, des procès-verbaux et généralement de toutes les écritures de la société. Les commissaires aux comptes doivent soumettre à l'Assemblée Générale le résultat de leur mission avec les propositions qu'ils croient convenables et lui faire connaître le mode d'après lequel ils ont contrôlé les inventaires. Ils peuvent se faire assister par un expert en vue de procéder à la vérification des livres, inventaires et comptes de la société. L'expert doit être agréé par la société.

Les commissaires aux comptes sont responsables, tant à l'égard de la société que des tiers, des conséquences dommageables résultant des fautes ou des négligences commises par eux dans l'exercice de leurs fonctions.

TITRE V - REMUNERATIONS DES ADMINISTRATEURS ET COMMISSAIRES AUX COMPTES

Article 23 : Rémunérations

Les fonctions d'Administrateur seront rémunérées sous forme de jetons de présence d'un montant fixe annuel déterminé par l'Assemblée Générale. Il est entendu que chaque Administrateur pourra renoncer à percevoir ces jetons de présence ; cette renonciation devra se faire par écrit. Ces jetons de présence constitueront la seule rémunération au titre des fonctions d'Administrateur.

L'Administrateur-Délégué aura droit au remboursement de toutes les dépenses qu'il aura raisonnablement exposées dans l'exécution de son mandat. Le Conseil d'Administration déterminera la rémunération de l'Administrateur-Délégué en tenant compte des rémunérations normalement payées dans le secteur minier international pour des fonctions équivalentes.

Les émoluments des commissaires aux comptes consistent en une somme fixe établie au début de leur mandat par l'Assemblée Générale. Ils ne peuvent être modifiés que d'un commun accord.

L'accomplissement par les commissaires aux comptes de prestations exceptionnelles ou de missions particulières ne peut être rémunéré par des émoluments spéciaux que pour autant qu'il soit rendu compte dans le rapport de gestion de leur objet ainsi que de la rémunération y afférente.

En dehors de ces émoluments, les commissaires aux comptes ne peuvent recevoir aucun avantage de la société, sous quelque forme que ce soit.

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TITRE VI - ASSEMBLEE GENERALE DES ACTIONNAIRES

Article 24 : Compétences

L'Assemblée Générale représente l'universalité des actionnaires. Elle a le pouvoir le plus étendu pour faire ou ratifier les actes intéressant la société. Elle a le droit d'apporter des modifications aux statuts.

Chaque actionnaire dispose d'un nombre de voix égal au nombre d'actions qu'il possède.

Article 25 : Assemblée Générale annuelle

L'Assemblée Générale annuelle se tiendra sur convocation du Conseil d'Administration, ou à défaut par les commissaires aux comptes, au moins une fois par an et dans les trois mois de la clôture de chaque exercice.

Cette Assemblée Générale prend connaissance du rapport de gestion et du rapport des commissaires aux comptes, statue sur l'adoption du bilan et compte de gestion et les approuve ; elle se prononce sur la décharge à donner aux Administrateurs et commissaires aux comptes ; elle procède à la réélection ou au remplacement des Administrateurs et commissaires aux comptes sortants ou manquants et prend toutes décisions en ce qui concerne les autres points de l'ordre du jour.

Article 26 : Assemblée Générale extraordinaire

Une Assemblée Générale extraordinaire pourra être convoquée à tout moment par le Président du Conseil d'Administration pour décider et délibérer sur tous points relevant de sa compétence.

Une Assemblée Générale extraordinaire doit être convoquée dans les quinze jours, à la demande d'actionnaires représentant un sixième du capital social, ou à la demande du Président, du Vice-Président, de trois Administrateurs ou des commissaires aux comptes, chaque fois que l'intérêt de la société l'exige.

Article 27 : Lieu

Les Assemblées Générales se tiennent au siège social ou en tout autre endroit indiqué dans les convocations.

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Article 28 : Convocation - Forme

Les convocations contenant l'ordre du jour seront adressées par lettre recommandée, télégramme, télécopie ou courrier électronique, au moins huit jours à l'avance à chaque actionnaire en son nom.

Les convocations seront censées avoir été faites à la date de leur envoi.

Les convocations sont préparées par l'Administrateur-Délégué et sont signées par le Président ou, en cas d'empêchement ou de carence de celui-ci, par le Vice-Président.

Article 29 : Représentation

Tous les actionnaires ont, nonobstant toute disposition contraire, mais en se conformant aux règles des statuts, le droit de voter par eux-mêmes ou par mandataires, actionnaires ou non.

Les personnes morales sont valablement représentées aux Assemblées Générales par leurs mandataires. Sous réserve des dispositions de l'article 33 des présents statuts, les actions des propriétaires d'actions C seront représentées aux Assemblées Générales par au moins cinq (5) mandataires, chaque mandataire représentant au maximum un cinquième (1/5ème) des voix attachées à l'ensemble des titres composant le capital social de KMT.

Le Conseil d'Administration peut déterminer la forme des procurations. Les procurations doivent être produites à l'Assemblée Générale pour être annexées aux procès-verbaux de la réunion.

Article 30 : Liste de présence

Avant de prendre part à l'Assemblée Générale, les actionnaires ou leurs mandataires sont tenus de signer la liste de présence, en indiquant les nom, prénoms, profession, domicile, ou la dénomination et le siège social des actionnaires, ainsi que le nombre d'actions qu'ils représentent.

Article 31 : Bureau

Les Assemblées Générales sont présidées par le Président du Conseil d'Administration ou, en cas d'empêchement ou de carence de celui-ci, par le Vice-Président. En cas d'empêchement de ce dernier, elles sont présidées par un

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Administrateur choisi par l'Assemblée Générale parmi les Administrateurs présents.

Le président de l'Assemblée Générale désigne un secrétaire et un ou plusieurs scrutateurs qui ne doivent pas être nécessairement actionnaires.

Article 32 : Délibérations - Résolutions

A. Quorum

L'Assemblée Générale délibère et prend des résolutions valablement quelle que soit la portion du capital représentée par les actionnaires présents ou représentés, à condition que les actions A et B soient représentées conjointement par au moins un (1) mandataire et que les actions C soient représentées par au moins deux (2) mandataires. En outre, lorsqu'il s'agit de modifications des statuts, au moins la majorité du capital doit être présente ou représentée. Si ces conditions de quorum ne sont pas remplies, un procès-verbal de carence sera dressé, une nouvelle convocation est nécessaire et la seconde Assemblée Générale délibérera valablement quelle que soit la portion du capital représentée par les actionnaires présents ou représentés. Un délai d'au moins quinze (15) jours devra séparer la tenue de la première et de la seconde Assemblée Générale.

B. Résolutions

Les résolutions sont prises par l'Assemblée Générale à la majorité simple des voix présentes ou représentées, à l'exception des décisions suivantes qui devront être adoptées à la majorité des cinq sixième (5/6ème) des voix présentes ou représentées :

♦ la modification des statuts ou de l'objet de la société,
♦ la prorogation de la société ou sa dissolution anticipée,
♦ la création de nouvelles classes d'actions ou la modification des droits attachés aux classes d'actions existantes,
♦ le changement de nom de la société,
♦ l'augmentation ou la réduction du capital social de la société, et
♦ la fusion avec d'autres sociétés.

Les abstentions ou votes blancs ainsi que les votes nuls ne sont pas pris en compte pour le calcul de la majorité à l'Assemblée Générale. En cas de partage des voix, la proposition sera rejetée.

Article 33 : Droit de vote attaché aux titres

Chaque action représentative du capital donne droit à une voix. Cependant, nul ne peut prendre part au vote pour un nombre de voix dépassant le cinquième (1/5) du nombre de voix attachées à l'ensemble des titres ou les deux cinquième (2/5) du nombre de voix attachées aux titres représentés.

Article 34 : Suspension du droit de vote - mise en gage des titres - Usufruit

Lorsqu'il n'aura pas été satisfait à des appels de fonds régulièrement appelés et exigibles ou lorsque la société aura racheté ses propres actions, l'exercice du droit de vote afférent à ces actions sera suspendu.

Le droit de vote attaché à une action grevée d'usufruit sera exercé par l'usufruitier, sauf opposition du nu-propriétaire. Si le nu-propriétaire et l'usufruitier ne parviennent pas à un accord, le juge compétent désignera un administrateur provisoire à la requête de la partie la plus diligente à l'effet d'exercer le droit en question, dans l'intérêt des ayants droits.

Le droit de vote attaché aux actions qui ont été données en gage sera exercé par le débiteur gagiste.

Article 35 : Résolutions en dehors de l'ordre du jour

L'Assemblée Générale ne pourra délibérer sur des points ne figurant pas à l'ordre du jour, que si tous les actionnaires sont présents ou représentés et pour autant qu'il en soit décidé à l'unanimité des voix.

Article 36 : Procès-verbaux

Il sera dressé un procès-verbal de chaque Assemblée Générale.

Les procès-verbaux sont signés par le président de l'Assemblée Générale, le secrétaire et les scrutateurs ainsi que par les actionnaires présents. Une copie du procès-verbal de chaque réunion de l'Assemblée Générale sera adressée à chaque actionnaire.

Les extraits à produire sont signés par le Président, par le Vice-Président ou par l'Administrateur-Délégué et les copies certifiées conformes par ces mêmes personnes.

TITRE VII - COMPTES ANNUELS - RAPPORT DE GESTION - RAPPORT DE CONTROLE

Article 37 : Exercice social - Comptes annuels – rapport de contrôle

L'exercice social de la société commence le 1er janvier et se termine le 31 décembre de chaque année.

A la fin de chaque exercice social, le Conseil d'Administration dresse un inventaire et établit les comptes annuels, conformément à la loi.

Les comptes annuels comprennent le bilan, le compte de gestion et les tableaux à établir conformément au Plan Comptable Général Congolais et, en tant que de besoin, aux normes comptables US GAAP.

Le Conseil d'Administration établit ensuite un rapport, appelé « rapport de gestion », dans lequel il rend compte de sa gestion.

Le Conseil d'Administration remet le bilan, les comptes de gestion et les tableaux avec le rapport de gestion, aux commissaires aux comptes un mois au moins avant l'Assemblée Générale annuelle. Les commissaires aux comptes rédigent en vue de l'Assemblée Générale un rapport écrit et circonstancié appelé « rapport de contrôle », tenant compte des dispositions de l'article 22 ci-dessus.

Quinze jours au moins avant l'Assemblée Générale annuelle, les actionnaires peuvent prendre connaissance au siège de la société des documents mentionnés ci-dessus.

Dans les trente jours de l'approbation des comptes annuels par l'Assemblée Générale, les administrateurs déposent au greffe du tribunal compétent les documents requis par la loi.

TITRE VIII - AFFECTATION DU RESULTAT

Article 38 : Affectation du résultat

Sur le bénéfice net, il est prélevé, chaque année, cinq pour cent (5%) pour la constitution d'un fonds de réserve légale. Ce prélèvement cesse d'être obligatoire lorsque le fonds de réserve atteint dix pour cent (10%) du capital social.

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Le surplus est mis à la disposition de l'Assemblée Générale qui, sur proposition du Conseil d'Administration, en détermine l'affectation.

Le paiement des dividendes a lieu aux époques et aux endroits fixés par le Conseil d'Administration conformément à l'article 5.

Article 39 : Acompte sur dividende

Le Conseil d'Administration est autorisé à distribuer un acompte sur dividende, moyennant le respect des dispositions contenues dans les lois sur les sociétés.

TITRE IX - DISSOLUTION - LIQUIDATION

Article 40 : Causes de dissolution

En dehors des cas de dissolution judiciaire ou légale, la société ne peut être dissoute que par une décision de l'Assemblée Générale, délibérant dans les formes requises par l'article 32(B).

Si par suite de pertes, l'actif net est réduit à un montant inférieur à la moitié du capital social, l'Assemblée Générale doit être réunie dans un délai n'excédant pas deux mois à dater du moment où la perte a été constatée ou aurait dû l'être, en vue de délibérer, le cas échéant, dans les formes prescrites pour la modification des statuts, de la dissolution de la société et éventuellement d'autres mesures annoncées dans l'ordre du jour.

Les mêmes règles sont observées si, par suite de pertes, l'actif net est réduit à un montant inférieur au quart du capital social, mais dans ce cas, la dissolution aura lieu si elle est approuvée par la moitié des voix émises lors de l'Assemblée Générale.

Article 41 : Nomination de Liquidateurs

La liquidation est assurée par deux liquidateurs nommés par l'Assemblée Générale, dont l'un est choisi sur une liste présentée par les propriétaires d'actions A et B et l'autre sur une liste présentée par les propriétaires d'actions C. En cas de désaccord des liquidateurs sur un point concernant leur mission, ils en référeront à l'Assemblée Générale.

A défaut de nomination de liquidateurs par l'Assemblée Générale, ceux-ci seront désignés par le tribunal compétent statuant sur requête de tout intéressé.

L'Assemblée Générale de la société en liquidation peut, à tout moment et à la majorité simple des voix, nommer ou révoquer un ou plusieurs liquidateurs. Elle détermine leurs pouvoirs, leurs émoluments ainsi que le mode de liquidation. La nomination des liquidateurs met fin aux pouvoirs des Administrateurs.

Le liquidateur est seul habilité à représenter la société. Il effectue toutes opérations nécessaires pour réaliser l'actif social, payer les créanciers de la société et répartir le solde disponible entre les actionnaires.

Le liquidateur doit convoquer périodiquement l'Assemblée Générale afin d'informer les actionnaires de l'état des opérations de liquidation. Dans les trois mois de la clôture de chaque exercice, le liquidateur est tenu d'établir l'inventaire, les comptes annuels et un rapport écrit dans lequel il rend compte des opérations de liquidation au cours de l'exercice écoulé. Au moins une fois par an, le liquidateur doit convoquer une Assemblée Générale pour qu'elle statue sur les comptes annuels.

Tous les actionnaires doivent être convoqués en fin de liquidation pour statuer sur la gestion du liquidateur et la décharge de son mandat. Cette Assemblée Générale constate la clôture de la liquidation.

Les comptes définitifs établis par le liquidateur sont déposés au greffe du tribunal compétent. Le liquidateur doit publier un avis de clôture de la liquidation conformément à la réglementation en vigueur.

Sur justification de l'accomplissement des formalités de dépôt et de publication ci-dessus, le liquidateur demande la radiation de la société du registre du commerce.

Article 42 : Répartition

En dehors des cas de fusion et après apurement du passif, l'actif net subsistant sera partagé de la manière suivante :

1. par priorité, les actions seront remboursées à concurrence de la partie du capital qu'elles représentent, après déduction des versements qui resteraient encore à effectuer ;

2. le solde éventuel sera réparti également entre toutes les actions.

TITRE X - DISPOSITIONS TRANSITOIRES

Article 43 : Premier exercice social

1. Clôture du premier exercice social

Le premier exercice social prend cours ce jour et sera clôturé le 31 décembre 2003.

2. Première Assemblée Générale annuelle

La première Assemblée Générale annuelle sera tenue en mars 2004.

TITRE XI - DISPOSITIONS GENERALES

Article 44 : Décret du 27 février 1887

Toute stipulation contraire aux dispositions impératives du décret du 27 février 1887, modifié par le décret du 23 juin 1960 complétant la législation relative aux sociétés commerciales sera réputée non écrite.

Fait à _____, en ____ exemplaires originaux, le _____

1   **LA REPUBLIQUE DEMOCRATIQUE DU CONGO**

représentée par [●] et par [●]

2.   **LA GENERALE DES CARRIERES ET DES MINES**

représentée par [●] et par [●]

3.   **CONGO MINERAL DEVELOPMENTS LIMITED**

représentée par [●] et par [●]

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4.   [•]

5.   [•]

6.   [•]

7.   [•]

**CONTRACT OF ASSOCIATION
RELATING TO A MINING INDUSTRY PROJECT**

KINGAMYAMBO, MUSONOI VALLEY AND KASOBANTU TAILINGS

BETWEEN

THE DEMOCRATIC REPUBLIC OF CONGO

AND

LA GENERALE DES CARRIERES ET DES MINES

AND

CONGO MINERAL DEVELOPMENTS LIMITED

INDEX

CONTRACT OF ASSOCIATION

- BETWEEN –

THE DEMOCRATIC REPUBLIC OF CONGO

represented by its duly authorised signatories;

hereinafter referred to as the "**State**"   OF THE FIRST PART

LA GENERALE DES CARRIERES ET DES MINES
a state enterprise under Congolese law, with its registered office at 419, boulevard Kamanyola, BP 450, Lubumbashi, Democratic Republic of Congo;

represented by its duly authorised signatories;

hereinafter referred to as "**Gécamines**"   OF THE SECOND PART

- AND -

CONGO MINERAL DEVELOPMENTS LIMITED
a company incorporated in the British Virgin Islands (registered under number 271751) with its registered office situated at 49 Main Street, Road Town, Tortola, British Virgin Islands;

represented by its duly authorised signatories;

hereinafter referred to as "**CMD**"   OF THE THIRD PART

Hereinafter referred to collectively as the "Parties" or individually as a "Party".

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PREAMBLE


Gécamines is the sole and exclusive holder of all the rights relating to the tailings of the Kolwezi concentrator, which principally contain copper and cobalt, together with other exploitable mineral substances situated in the areas of Kingamyambo, Musonoi valley and Kasobantu in Kolwezi in the Katanga Province, Democratic Republic of Congo.

Further to an international invitation to tender through which America Mineral Fields International (AMFI), subsidiary of America Mineral Fields Incorporated (AMF), was selected by Gécamines, Gécamines and CMD, a subsidiary of AMF, signed an agreement entitled "Contract of Association" dated 7 November 1998 (the "Original Contract of Association") with a view to forming a joint venture for the joint exploitation of the tailings referred to above.

The State signed an agreement with Gécamines and CMD on 7 November 1998 relating to a mining industry project, the purpose of which was the fixing of the legal, economic, financial, tax and social conditions for the implementation of the Project, this agreement has not entered into force.

Notwithstanding the fact that the Original Contract of Association did not enter into force, Gécamines and CMD initialled an amendment agreement to the Original Contract of Association on 11 April 2001 (the "Draft Amended Contract of Association").

Further to and by reason of the signing of the Original Contract of Association and its subsequent amendments, including the Draft Amended Contract of Association, as well as the signing of the mining convention, AMF and CMD incurred considerable costs, in particular for technical studies, including, inter alia, in-depth analyses of mining resources, and a 12-month pilot plant operation programme.

The Minister of Mines and Hydrocarbons reiterated, by the letter CAB Mines-Hydro/01/520/02 of 16 May 2002 sent to CMD, the latter's pre-emption right, for the exploitation of the tailings referred to above in accordance with the new Mining Code.

Due to the entry into force of law no. 007/2002 of 11 July 2002 on the Mining Code, the Parties have agreed to proceed with various amendments to the Draft Amended Contract of Association in order, in particular, to amend certain legal

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and financial terms of the Project and enable the financing of the Project, taking into account, in particular, the fact that there is no mining convention between the Congolese State and CMD.

As a result, on 27 June 2003, in Lubumbashi, Gécamines and CMD signed an "Agreement in relation to the main amendments to make to the Contract of Association for a mining industry project" which established some amendments to the Draft Amended Contract of Association. In this agreement, Gécamines and CMD also agreed to make any amendments which they consider necessary to the Draft Amended Contract of Association.

The Parties also agree that the State will be a shareholder of KMT, the company to be incorporated to carry out the Project, and, as a result, shall become a party to the Contract of Association.

In addition, the Parties acknowledge that AMF, sole shareholder of AMF Holdings Limited, which is the sole shareholder of CMD, which in turn shall be the majority shareholder of KMT, the company to be incorporated in accordance with the provisions of the Contract of Association, has concluded with International Finance Corporation ("IFC") and the Industrial Development Corporation of South Africa ("IDC") an option contract under which IFC and IDC may, if they exercise their option, each acquire a holding of up to ten per cent (10%) of the share capital of KMT. If one of these two parties only exercises its option, it will be entitled to acquire a holding of up to twenty per cent (20%) of the share capital of KMT. It is understood that the said acquisitions shall take the form of a transfer of shares in KMT from CMD to IFC and/or IDC.

The Parties also agree that CMD envisages involving one or several industry or commercial partners in the Project. This involvement may take the form of the acquisition of a shareholding in the share capital of KMT by the industry or commercial partner/(s) by way of a transfer of shares in KMT from CMD to the partner/(s).

By application of the agreement of 27 June 2003 and the principles set out above, the Parties agreed to conclude this Contract.

IN CONSEQUENCE WHEREOF, THE FOLLOWING THE PARTIES AGREE:

Article 1. Definitions

---

1. In this Contract, unless defined otherwise, the capitalised terms will have the meaning given thereto in this Article:

   ♦ **"A" Shares**: the shares subscribed for by Gécamines at the time of the incorporation of KMT.

   ♦ **Advances**: all the funds advanced to KMT, by a Financially Contributing Party, or by third parties on behalf of a Financially Contributing Party, in particular pursuant to this Contract, and in particular and without limitation, to finance the Capital Expenditure and Operating Costs.

   ♦ **Affiliated Company**: any company or entity which holds directly or indirectly more than fifty per cent (50%) of a voting rights in a Shareholder, or in which a Shareholder holds more than fifty per cent (50%) of the voting rights, as well as any company or entity in which a company or entity which, directly or indirectly, holds more than fifty per cent (50%) of the voting rights in a Shareholder, directly or indirectly, holds more than fifty per cent (50%) of voting rights.

   ♦ **Articles of Association of KMT**: the Articles of Association of KMT which shall be adopted in accordance with the provisions of this Contract and in the form which figures in annex F.

   ♦ **"B" Shares**: the shares subscribed for by the Government at the time of the incorporation of KMT.

   ♦ **Board of Directors**: the Board of Directors of KMT.

   ♦ **Budget**: an estimation and a detailed schedule of all costs to be incurred by KMT relating to a Programme, prepared in accordance with article 15 of this Contract.

   ♦ **Business Day:** any day other than Saturday, Sunday or a public holiday in the Democratic Republic of Congo.

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♦ **"C" Shares**: the shares subscribed for by CMD at the time of the incorporation of KMT.

♦ **Capital Expenditure**: all costs in relation to fixed assets under Generally Accepted Accounting Principles, incurred by or on behalf of KMT.

♦ **Charges**: all mortgages, pledges, privileges, securities, claims, representation and brokerage costs, petitions and other charges of any sort whatsoever.

♦ **Contract**: this Contract of Association, as well as all its annexes which are an integral part hereof.

♦ **Contract for the Transfer of the Tailings Exploitation Permit**: the agreement for the transfer of the Tailings Exploitation Permit to be concluded between KMT and Gécamines, which is set out in annex E of this Contract.

♦ **Data**: any information, registers and reports relating to the Tailings, in the possession or under the control and management of Gécamines.

♦ **Development**: all activities in view of the transfer of the Tailings Exploitation Permit and the treatment of the Tailings with a view to recovering the metals and other substances contained therein, including the construction of a metallurgical treatment plant or any other improvements intended for the Operations, as well as the preparation of the financing programmes.

♦ **Development and Construction Phase**: the Project phase, as defined by the Board of Directors, from the completion of the Feasibility Studies until Project Completion.

♦ **Directors**: the persons who, at any given time, are duly named directors of KMT in accordance with the Articles of Association of KMT.

♦ **Dollar (or US$)**: the currency of the United States of America.

♦ **Establishment of KMT**: signature of the Articles of Association of KMT by the Shareholders, authorisation by presidential decree of its incorporation, deposit of the Articles of Association of KMT and registration of KMT in the companies register.

♦ **Expenditure**: any or all general expenditure incurred by or on behalf of KMT in relation to the Tailings Exploitation Permit, the Tailings and the Operations, including and without limitation, all Capital Expenditure and Operating Costs.

♦ **Exploitation**: the drilling, re-use of the Tailings, metallurgical treatment, refining, and other treatments of the Products, and the final reinstatement of the Kolwezi Tailings Area.

♦ **Exploitation Permits**: the exploitation permits covering the Kolwezi Tailings Area stemming from the validation and transformation of the Gécamines mining titles in accordance with the new Mining Code and this Contract.

♦ **Feasibility Studies**: the technical feasibility study and the commercial feasibility study, specified in section 1 of annex D, approved by the Board of Directors of KMT.

♦ **Financial Close**: the date on which all the conditions precedent under the Financing Agreements, with the exception of the issue of a drawdown request to make funds available, have been satisfied.

♦ **Financial Year**: the calendar year. The first Financial Year will start from the date of Establishment of KMT to 31 December of the same year.

♦ **Financially Contributing Parties**: the Parties who take part in the financing of the Project: CMD individually or, as the case may be, CMD and the transferees of the "C" Shares collectively, as well as their Affiliated Companies.

♦ **Financing Agreements**: the loan, financing or refinancing agreements (including the credit-insurance agreements) concluded between KMT and the Financing Parties in accordance with article 5 of this Contract and all agreements or undertakings, supplementary or in relation to these loan or financing agreements, and in particular all securities, exchange rate and interest hedging agreements and the direct agreements.

♦ **Financing Parties**: any banks, financial institutions, national or international financial establishments, export credit agencies, credit insurers or other lender parties (excluding Shareholders other than, as the case may be, IFC and/or IDC acting in their capacities as senior lenders) who are parties to the Financing Agreements, as well as their successors, assigns, those who have

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been substituted in their claims or share of the indebtedness or transferees, and their representatives, agents or trustees.

♦ **Free Cash Flow**: the positive cash-flow of a given Financial Year, available for distribution as dividends or the repayment or service of shareholder loans, comprising, based on audited statements for the said Financial Year, KMT's earnings after interest and taxation, plus depreciation and other Non Cash Items, less investments, all sums paid or due under the Financing Agreements and the provisions for working capital.

♦ **Generally Accepted Accounting Principles**: the "US GAAP" accounting standards (Generally accepted accounting principles).

♦ **Government**: the Government of the Democratic Republic of Congo as well as its provincial and local authorities and other State administrative agencies. For the avoidance of doubt, it is specified that the expression "Government" does not include Gécamines.

♦ **Industry Partner(s)**: as the case may be, the industry or commercial partner(s) selected by the Financially Contributing Parties to take part in the Project.

♦ **Installations**: all plant and equipment, including, without limitation, all access roads and all buildings, factories and other structures, fixed installations and improvements and all other assets, movable or immovable, for processing, transportation, handling, storage or administration, all offices, including all equipment, furnishings and accessories, infrastructure or housing which, or at any given time, may exist on or outside the Kolwezi Tailings Area, in as far as they are used for or relate to the Project and the infrastructures and installations in the scope of agricultural and/or social investment programmes.

♦ **KMT**: Kingamyambo Musonoi Tailings SARL, a company under Congolese law to be incorporated by Gécamines, the State and CMD with a view to carrying out the Project.

♦ **Kolwezi Tailings Area**: the area, described and delineated by the co-ordinates contained in annex A and on the Plan contained in annex B, on which the Tailings, the new infrastructures to be built and the interconnections between sites are situated.

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- ♦ **Main Account**: KMT's foreign currency bank account to be opened outside the Democratic Republic of Congo to hold and manage its exports proceeds in accordance with articles 267 and 269(a) of the Mining Code.

- ♦ **Main National Account**: KMT's foreign currency bank account to be opened in the Democratic Republic of Congo, to hold and manage its exports proceeds, in accordance with articles 268 and 269(b) of the Mining Code.

- ♦ **Managing Director**: the person, or his replacement, appointed by the Board of Directors in accordance with article 13 of this Contract to carry out the daily management of KMT, or its representative as the case may be.

- ♦ **Mining Code**: law no. 007/2002 of 11 July 2002 on the mining code.

- ♦ **Mining Register** (*Cadastre Minier*): the state entity of the Democratic Republic of Congo created by article 12 of the Mining Code.

- ♦ **Mining Regulation**: decree no. 038/2003 of 26 March 2003 concerning the mining regulation.

- ♦ **Non Cash Items**: for any period, the net aggregate amount (which can be a positive or a negative number) of all non cash expenses and non cash credits which have been subtracted or, as the case may be, added in calculating net income, including, without limitation, depreciation, amortisation, deferred taxes and provisions for severance pay to staff and workers.

- ♦ **Operating Costs**: all costs and expenses in accordance with the Generally Accepted Accounting Principles incurred by or on behalf of KMT after Project Completion, with the exclusion of:

  a. all Capital Expenditure;

  b. all KMT depreciation and reductions in value in accordance with Generally Accepted Accounting Principles, incurred or accounted for after Project Completion;

  c. all KMT income tax accrued after Project Completion;

  d. interest on Advances paid to the Financially Contributing Parties.

♦ **Operations**: the Development and Exploitation of the Project.

♦ **Party or Parties**: Gécamines, the State and/or CMD, and any other entity to which, due to its position as Shareholder, the rights and obligations of a Party under this Contract have been transferred, wholly or in part.

♦ **Plan**: the establishment plan attached at annex B which includes references to cadastral and licence numbers.

♦ **Products**: the products resulting from the Exploitation.

♦ **Programme**: a reasonably detailed description of the Operations to be carried out and the objectives to be achieved for a given period, prepared by the Managing Director and approved by the Board of Directors, in accordance with article 15 of this Contract.

♦ **Project**: the project for the exploitation of the Tailings by KMT, which includes in particular the development, the completion of the Feasibility Studies, the financing, the construction of the infrastructure and installations, the commercial exploitation and the completion of the exploitation and rehabilitation of the Kolwezi Tailings Area, in accordance with the provisions which are set out in this Contract.

♦ **Project Completion**: the date of the beginning of exploitation, as agreed by the Financing Parties, on which the commissioning tests of the Project installations specified by the Feasibility Studies have been successfully concluded in accordance with the Financing Agreements.

♦ **Senior Debt**: any sum due under the Financing Agreements, including interest, costs and incidental expenses, which benefit from the highest repayment priority.

♦ **Shareholders**: the shareholders of KMT.

♦ **Shares**: the fully paid up shares comprising the capital of KMT.

♦ **State**: the Democratic Republic of Congo, including all its subdivisions.

♦ **Subordinated Loans**: the shareholder loans granted by the Financially Contributing Parties to KMT in the form of an advance in a current account, which are subordinated to the Senior Debt.

♦ **Tailings**: the tailings resulting from the operation of the Kolwezi concentrator, the rights to which are transferred by Gécamines to KMT pursuant to this Contract, and include:

1. The tailings of Kingamyambo as delimited by the map which figures in annex B of this Contract; and

2. The tailings of Musonoi valley as delimited by the map which figures in annex B of this Contract.

♦ **Tailings Exploitation Permit**: the tailings exploitation permit which covers the Kolwezi Tailings Area created upon the validation and transformation of Gécamines' mining titles in accordance with the new Mining Code and this Contract, resulting from the mining titles of Gécamines, which must be transferred to KMT in accordance with the provisions of the new Mining Code and this Contract.

♦ **Transfer Date**: the date on which the Tailings Exploitation Permit is delivered to KMT, with an attestation of its transfer to KMT, in accordance with article 380 of the Mining Regulation.

♦ **Transfer Price**: the sum of fifteen million Dollars (US$15,000,000) which must be paid to Gécamines by the Financially Contributing Parties, on behalf of KMT, in return for the transfer of the Tailings Exploitation Permit in accordance with articles 7.1 to 7.4 of this Contract and subject to the provisions of these articles.

2. In this Contract, unless clearly indicated otherwise:

a) All references to the masculine gender also include the feminine gender and all references to the singular include the plural and vice versa.

b) The words "above", "below", "hereby", and other similar idioms refer to this Contract taken as a whole and not only to one article, section or any other sub division.

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c)   For the calculation of a time period within which, or following which, a given action must be carried out or a formality fulfilled under this Contract, the commencement date of this time period will not be taken into account, but its end date will. If the last day of such time period is not a Business Day, the time period will end on the following Business Day.

d)   The titles are used for ease of reading only: they are not part of this Contract and cannot be used for the purposes of interpretation, definition or to limit the scope, extent or intention of this Contract or any of its provisions.

e)   In case of contradiction between the provisions of an annex and those of the Contract, the provisions of the Contract shall prevail.

f)   All information of a financial nature which it is necessary to provide under this Contract will conform to the accounting laws in force in the Democratic Republic of Congo and Generally Accepted Accounting Principles.

Article 2. Purpose

The purpose of this Contract is to define the framework for the creation of a joint venture company called **KINGAMYAMBO MUSONOI TAILINGS SARL** abbreviated to "**KMT**", the terms and conditions of the transfer of the Tailings Exploitation Permit and the rights over the Tailings to KMT, and to define the respective rights and obligations of Gécamines, the State, CMD and, as the case may be, the other Financially Contributing Parties.

As a result, as soon as reasonably possible after signature of this Contract, CMD, Gécamines and the State will incorporate KMT, in accordance with the laws of the Democratic Republic of Congo, the provisions of this Contract and with the Articles of Association of KMT.

Gécamines, the State and CMD will subscribe respectively for twelve point five per cent (12.5%), five per cent (5%) and eighty two point five per cent (82.5%) of KMT's shares for an initial amount of fifty thousand Dollars (US$ 50,000). CMD shall lend Gécamines, interest free, six thousand two hundred and fifty Dollars (US$ 6,250) which represents Gécamines' subscription to the initial share capital of KMT, this loan being repayable, interest free, in accordance with the methods stipulated in article 7.2. The subscription of the State for the initial share capital of KMT, being two thousand five hundred Dollars (US$ 2,500), shall be paid by CMD in the name and on behalf of the State.

In consideration of the transfer of the Tailings Exploitation Permit and all the rights in relation to the Tailings by Gécamines to KMT, as agreed in this Contract, the Financially Contributing Parties on behalf of KMT, will make the payments agreed under article 7 to Gécamines, will fulfil the capital contribution agreed in article 6, and will obtain additional financing for the Project under the conditions specified in this Contract.

Article 3. Data

Gécamines undertakes to pass on to CMD, upon entry into force of this Contract, all the data, information, registers and reports relating to the Tailings and in the possession or under the control of Gécamines (the "Data"), for the purpose of carrying out the Feasibility Studies. The Data shall only be communicated to the subcontractors of CMD in the context of the Feasibility Studies or in accordance with article 21.

Article 4. Completion Schedule and Sanction

1.   Completion Schedule

As from the Transfer Date, the Financially Contributing Parties shall use their best efforts to complete the following steps within the time limits set out in the timetable in section II of annex D:

a)   complete the Feasibility Studies, which shall remain the property of the Financially Contributing Parties (together with the related documents) pro rata to their contribution to the completion of the Feasibility Studies and documents until the same are transferred to KMT in accordance with article 6.6;

b)   carry out the environmental impact assessment study and draw up the environmental management plan; and

c)   obtain commitments from Financing Parties with respect to the financing of the Project in accordance with the provisions of article 5.

It is envisaged that the Feasibility Studies will take approximately eight (8) months to complete.   The simultaneous completion of the environmental impact assessment study will require a full twelve (12) month period to gather all the seasonal data. The search for and arrangement of the financing will commence at the same time as the Feasibility Studies, it being understood, however, that any commitment from the Financing Parties will be subject to an exhaustive due diligence programme they will carry out and to the completion of the Feasibility

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Studies, and will also require a phase of negotiation of the financing documentation, which will require at least eight (8) months. An additional period of one (1) month will be necessary in order to finalise the grant of the construction contract.

2.   Sanction

a)   If the Financially Contributing Parties have not performed the obligations set out in article 4.1 above within a period of three (3) years and six (6) months starting on the Transfer Date, the following provisions will apply:

i)   the loans granted by the Financially Contributing Parties to KMT pursuant to article 7.4 of this Contract will cease to bear interest until the obligations set out in article 4.1 above have been performed; and

ii)   Gécamines shall be entitled to request the transfer to a third party of its choice of all the Shares held by the Financially Contributing Parties, provided that evidence that such third party has the capacity to finance the Project is provided, and that three months' prior written notice is given to the Financially Contributing Parties and remains without effect. In this case, the Financially Contributing Parties shall be obliged to transfer such Shares to the third party selected by Gécamines, in return for payment of the sum of five million Dollars (US$5,000,000) to the Financially Contributing Parties, pro rata to the number of Shares transferred by each of them. Such payment will be made either immediately or, if Gécamines and the Financially Contributing Parties so agree at the relevant time, in accordance with a payment schedule and with interest at an agreed rate, it being understood that in each case the payment obligations in favour of the Financially Contributing Parties will be secured by a bank guarantee granted for the benefit of the Financially Contributing Parties by a top ranking international bank approved by the Parties. Once such payment has been made, the Financially Contributing Parties shall transfer the Shares as set out above and this Contract shall be automatically terminated.

b)   In the event that at the expiry of a period of one (1) year and six (6) months after the expiry of the period of three years and six months referred to in article 4.2(a) above, (i) the Financially Contributing Parties have still not, for whatever reason, except due to a case of force majeure as defined in this Contract, performed the obligations set out in article 4.1 above and (ii) Gécamines has not exercised its rights under article 4.2(a)(ii) above, KMT shall be obliged, without prior notification by Gécamines being necessary, to unconditionally retransfer the

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Tailings Exploitation Permit that has been assigned to it in accordance with article 7.1 of this Contract to Gécamines. Gécamines shall retain the sum of five million Dollars (US$5,000,000) received in accordance with article 7.2. The Financially Contributing Parties undertake to not begin an action in order to recoup this amount and, in accordance with the Articles of Association of KMT, a general meeting will be convened to effect the dissolution and the liquidation of the company, following the transfer of the Tailings Exploitation Permit in favour of Gécamines.

c)   In the event that this Contract is terminated pursuant to article 4.2(a)(ii) or 4.2(b) above, the following provisions shall apply:

(i)   any Advances whatsoever that have been made by such time to KMT by the Financially Contributing Parties, will be considered non reimbursable by KMT, with KMT's debt to the Financially Contributing Parties relating to the aforesaid Advances being cancelled, and

(ii)   the Feasibility Studies (in the state in which they are at such time) will remain the property of the Financially Contributing Parties pro rata to their contribution to the undertaking of the said Feasibility Studies. However, the Parties agree that:

(1)   in the event that this Contract is terminated pursuant to article 4.2(a)(ii) above, the Financially Contributing Parties shall be free to sell the Feasibility Studies to the third party selected by Gécamines, at the request of such third party and according to terms to be agreed between the Financially Contributing Parties and the third party selected by Gécamines; and

(2)   in the event that this Contract is terminated pursuant to article 4.2(b) above, Gécamines shall have the right to acquire the Feasibility Studies from the Financially Contributing Parties free of charge.

3.   It being understood that the holder of the Tailings Exploitation Permit benefits, by virtue of article 580(f) of the Mining Regulation, from an exemption from the obligation to begin the works within the time limit fixed by the Mining Code, the Financially Contributing Parties will have sole responsibility for the Feasibility Studies in accordance with the timetable set out in articles 4.1 and 4.2 above and KMT will have sole responsibility for the implementation of the Development and Construction Phase. Each of these phases (Feasibility Studies, Development and Construction Phase) will take place with the technical

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collaboration of Gécamines, on request of the Financially Contributing Parties, and Gécamines will receive payment in respect of these services at rates which shall be established in writing before the commencement of the provision of the said services.

The Parties agree to communicate to each other all information required in order to prepare the Feasibility Studies including any details relating to the costs.

In addition, the Financially Contributing Parties and/or KMT may request Gécamines to carry out other specific services, at a price to be mutually agreed, and subject to the availability of the said services.

Article 5. Financing of the Project

1.   The Financially Contributing Parties will arrange the necessary financing to carry out the Project, taking into account the following parameters:

a)   in addition to KMT's share capital provided in accordance with articles 2 and 6 of this Contract, all financing will be made by way of Senior Debt and Subordinated Loans which will bear interest in accordance with article 5.8 of this Contract;

b)   the financing shall not require any guarantee from the Shareholders or their Affiliated Companies, with the exception of KMT, nor any recourse against them, with the possible exception of pre-completion guarantees which some Financially Contributing Parties may give and the pledge of all or part of the Shares for the benefit of the Financing Parties;

c)   the portion which the Shareholders shall be required to finance by way of equity contributions and/or Subordinated Loans shall not exceed fifty per cent (50%) of the total financing requirements;

d)   the financing shall be consistent with the Feasibility Studies prepared by the Financially Contributing Parties. In particular, the debt service, including the amortisation of the loans, shall be capable of being covered in full by the forecast revenues of KMT, net of all Operating Expenses, taxes and duties and of any contributions to reserve accounts that may be legally required;

e)   if the Financing Parties and/or the Financially Contributing Parties so require, the financing provided by the Financing Parties and the Financially Contributing Parties will benefit from political risk insurance from one or

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more export credit governmental insurance agencies from OECD member countries or other public or private sector providers of such insurance; and

f) the cost of the financing shall be in line with the market rates, taking into account the financing's characteristics, with the Subordinated Loans bearing interest in accordance with article 5.8 of this Contract.

However, subject to article 4.2 above, the Board of Directors shall be entitled, at its discretion, in order in particular to take into account any changes in the technical, economic or political factors affecting the Project, to adjust or even modify substantially all or some of the parameters described above so as to enable the continuation of the Project, the scope of which may be reviewed as a result of the adjustments or modifications so made.

2. It is envisaged that, in addition to the Subordinated Loans granted in accordance with article 6, the financing for the Project shall come from overseas financing agencies, such as the World Bank group and the African Development Bank, multilateral export credit agencies, commercial banks and stock markets in the USA, Canada, Europe and elsewhere. The loan and credit agencies will be asked to facilitate the guarantee of the commercial loans by providing commercial loan guarantees (for example under the World Bank guarantee scheme) and/or to grant a repayment priority of this debt.

In addition, the Financially Contributing Parties and KMT will examine, each for what concerns them, the availability and the cost of cover by the Multilateral Investment Guarantee Agency (MIGA) or another guarantee agency.

3. The Financially Contributing Parties and/or KMT will negotiate with the parties concerned, the loans, participation in equity capital, guarantees, services, sales, transport and electricity and water supply contracts and other agreements and will attempt to obtain all the decisions, permits and other authorisations from governmental agencies, necessary or desirable for the realisation and exploitation of the Project or in relation to it.

4. To this end, Gécamines will take all the necessary measures to enable KMT to conclude the said agreements and to obtain the above-mentioned authorisations or to facilitate its task in this matter.

5. Except in the case where financing is available under subsidised conditions, for example by international financing agencies, it is envisaged that the rates of interest payable by KMT on its loans (including any Subordinated Loan) will be in

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line with international lending rates available to the Democratic Republic of Congo, calculated in relation to the London Interbank Offered Rate (LIBOR), subject to the sole reservation that the rates shall also take into account the nature and respective characteristics of the different forms of financing. Subordinated Loans will bear interest in accordance with article 5.8 of this Contract

6.   For each Financial Year from the Financial Year during which Project Completion will take place, and until the Financial Year during which the Senior Debt and the Subordinated Loans (including interest), granted for the Development and Construction Phase, to the exclusion of any extension or renovation in accordance with article 6.8, have been fully reimbursed, the "A" Shares will be entitled to a cumulative initial priority dividend equal to two point five per cent (2.5%) of the Free Cash Flow of the Financial Year concerned, which shall be paid within one hundred and eighty (180) days of the said Financial Year (the "Initial Priority Dividend").

If the distributable profit for a Financial Year, as determined in accordance with Congolese law and subject to the repayment obligations in respect of the Senior Debt for the Financial Year concerned and to the restrictions which may by imposed by the Financing Parties, is insufficient to pay the Initial Priority Dividend due in respect of the "A" Shares for the relevant Financial Year in full, the part of the Initial Priority Dividend which will not have been paid shall be paid first from the distributable profit of the following Financial Year.

From the Financial Year following the Financial Year during which the Senior Debt and the Subordinated Loans have been fully reimbursed, the Initial Priority Dividend will be replaced by a new priority dividend calculated as follows:

If, during a Financial Year, the average actual price of cobalt (calculated by applying the consumer price index of the United States of America (CPI-U) using 31 December 2003 as the starting date) exceeds ten (10) Dollars per pound of cathode, each "A" Share shall be entitled, for that Financial Year, to a supplementary dividend (the "Commercial Dividend") corresponding to the percentage, pro rata for each "A" Share to the total number of "A" Shares, of a sum of ten (10) cents for each Dollar above ten (10) Dollars, calculated, based on audited accounts, on the average FOR price paid to KMT in consideration of sales of cobalt for the Financial Year in question. This sum shall be calculated in the following way:

N x (P1-P2) X 10/100

Where:

N = cobalt sold in the Financial Year concerned (in pounds)

P1 = average FOR price received for the sales of cobalt for the Financial Year concerned (in Dollars per pound)

P2 = a price of 10 Dollars indexed by the US CPI-U – start date 31 December 2003

This Commercial Dividend shall only apply in the event that ordinary dividends are payable to each Shareholder for the Financial Year concerned and in the absence of any Senior Debt, Subordinated Loan or other loan granted to KMT by Shareholders or third parties, except by agreement of the Shareholders or third party lenders. In the event that the Shareholders holding "C" Shares grant new loans to KMT after the full reimbursement of the Senior Debt and Subordinated Loans, including interest, granted for the Development and Construction Phase, the Commercial Dividend shall be replaced, until reimbursement of these new loans, by the Initial Priority Dividend.

The Initial Priority Dividend and the Commercial Dividend shall become null and void and the "A" Shares shall only enjoy rights identical to the "B" Shares in the event that the "A" Shares are sold or transferred, in whatever manner, to an entity not owned and controlled one hundred percent (100%), directly or indirectly, by the State.

7.   Subject to the restrictions which may by imposed by the Financing Parties and to the repayment obligations in respect of the Senior Debt for the Financial Year concerned, the Free Cash Flow for each Financial Year shall be shared out in the following conditions and order of priority:

a)   financings provided for at article 6.8(a) (including interest), for each Financial Year concerned;

b)   payment to Gécamines, in its capacity as holder of "A" Shares, for the Financial Year concerned, of the Initial Priority Dividend in accordance with article 5.6;

c)   payment, for the Financial Year concerned, to each Shareholder, other than Shareholders holding "A" Shares, of priority dividends of up to twenty per cent (20%) of the Free Cash Flow multiplied by the percentage of the shareholding of this Shareholder in KMT;

d) repayment, for the Financial Year concerned, of the Subordinated Loans (including interest, at the rates provided for in article 5.8) and/or, as the case may be, the other loans made to KMT by the Shareholders holding "C" Shares;

e) payment, as the case may be, for the Financial Year concerned, of the Commercial Dividend to Shareholders holding "A" Shares and of the balance of the Free Cash Flow to each Shareholder in the form of additional ordinary dividends.

Paragraphs (b), (c) and (d) shall only apply in the event that KMT benefits from Subordinated Loans or other loans granted by the Shareholders holding "C" Shares.

The Parties agree that Subordinated Loans may be repaid from the Main National Account within the limits stipulated in article 264(i) of the Mining Code. These Subordinated Loans may also be repaid, in whole or in part, from the Main Account, without the provisions of article 264(i) of the Mining Code applying, as this article is not applicable to this account.

8. Subordinated Loans will bear interest at the annual nominal rate of twelve per cent (12%) until the execution of the Financing Agreements. As from the date of execution of the Financing Agreements, the Subordinated Loans will bear interest at a rate equal to the interest rate on the Senior Debt plus three hundred and fifty (350) basis points. The interest rate on the Senior Debt taken into account shall be the average weighted rate of the Senior Debt that is covered by political risk insurance.

9. The State warrants to the Financially Contributing Parties, and to KMT as from its incorporation, that the interest rates provided in article 5.8 comply with the conditions required in order to benefit from the rights, exemptions and deductions set out in the Mining Code, especially in its articles 246(a), 254, 256, 264, 265 and 267.

Article 6. Financial Close

1. Once the agreement from the Financing Parties for the financing has been obtained in accordance with article 5, and the conditions precedent to Financial Close have been satisfied, KMT will proceed with the initial drawdown.

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2.   At Financial Close, the initial share capital of KMT will be increased to ten million Dollars (US$10,000,000), represented by ten million (10,000,000) shares of one Dollar (US$1) each.

3.   At Financial Close, the number of "C" Shares held by the Financially Contributing Parties shall be increased to a total of eight million two hundred and fifty thousand (8,250,000) Shares of one Dollar (US$1) each (eighty two point five per cent (82.5%) of the share capital of KMT), pro rata to their respective shareholding in KMT immediately prior to Financial Close, the newly created Shares being subscribed for by the Financially Contributing Parties at par value. This subscription will be carried out in accordance with the methods stipulated in article 6.6 of this Contract.

4.   At Financial Close, the number of "A" Shares held by Gécamines shall be increased to a total of one million two hundred and fifty thousand (1,250,000) Shares of one Dollar (US$1) each (twelve point five per cent (12.5%) of the KMT share capital), the newly created Shares being subscribed for by Gécamines at par value at Financial Close. This subscription shall be carried out by capitalising the research and development costs actually paid by Gécamines in the context of the Project (excluding, for the avoidance of doubt, development expenses incurred by Gécamines but paid by the Financially Contributing Parties), as its audited books and accounts will show. Any balance of the subscription price shall be paid in cash.   CMD shall lend to Gécamines, interest free, the amount necessary to pay such balance, such loan being repayable interest free in accordance with the methods set out in article 7.3 of this Contract.

5.   At Financial Close, the number of "B" Shares held by the State shall be increased to a total of five hundred thousand (500,000) Shares of one Dollar (US$1) each (five per cent (5%) of the share capital of KMT), the newly created Shares being subscribed for by the State at par value and paid for by the Financially Contributing Parties in the name of and on behalf of the State, in accordance with the methods stipulated in article 6.6 of this Contract.

6.   The subscriptions for the share capital of KMT provided for under articles 6.3 and 6.5 above shall be undertaken by each Financially Contributing Party through the transfer to KMT of the title to the Feasibility Studies, at a value equal to the contribution of the said Financially Contributing Party to the cumulative costs of carrying out the Feasibility Studies, as its audited books and accounts will show. At the date of signing this Contract, the cost of the Feasibility Studies amounts to ten million one hundred and sixty three thousand four hundred and forty eight Dollars (US$10,163,448). With effect from Financial Close, the balance for each

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Contributing Party of the cost of the Feasibility Studies shall be deemed to be a Subordinated Loan from the Financially Contributing Party to KMT, which will bear interest in accordance with article 5.8. Until this transfer, the Financially Contributing Parties shall retain title to the Feasibility Studies.

7. In the event that KMT exceeds the forecast capital expenses, the Financially Contributing Parties, or some of them, may provide KMT with supplementary financing, in addition to the capital contributions provided for under this article 6 and the loans from the Financing Parties. This financing will be provided in the form of subordinated loans benefiting from a repayment priority (amongst the Subordinated Loans) and bearing interest in accordance with article 5.8.

8. In the event that, following the construction of the installations provided for in the Feasibility Studies, whether or not they have been operated, the Shareholders should decide to renovate or expand these existing installations, the financing of this extension or refinancing of the Project shall be carried out using the following forms of financing, in order of priority:

a) cash-flow generated by KMT, in so far as it is available,

b) supplementary loans granted by the Financing Parties, with a repayment priority, and

c) shareholders' loans from the Financially Contributing Parties, or some of them, with a repayment priority (amongst the Subordinated Loans), which will bear interest in accordance with article 5.8.

Article 7 – Transfer of the Tailings Exploitation Permit

1. In accordance with article 339 of the Mining Code and article 580 of the Mining Regulation, Gécamines has requested that its mining title over the Kolwezi Tailings Area be converted into (a) a tailings exploitation permit for KMT (the "Tailings Exploitation Permit") and (b) exploitation permits (the "Exploitation Permits"). Gécamines undertakes, immediately upon the grant of the converted Tailings Exploitation Permit and the Establishment of KMT, to do all things necessary by virtue of the Mining Code and the Mining Regulation in order to transfer the Tailings Exploitation Permit to KMT.

2. The first instalment of the Transfer Price shall amount to five million Dollars (US$5,000,000). The sum of six thousand two hundred and fifty Dollars (US$6,250) shall be deducted from this sum and retained by CMD as repayment of the loan made to Gécamines for its subscription for the initial share capital of KMT in accordance with article 2 of this Contract.

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The sum of four million nine hundred and ninety-three thousand seven hundred and fifty Dollars (US$4,993,750) shall become the property of Gécamines by simple transfer ██

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████████ , within seven days of the completion of the last of the following conditions:

1. Establishment of KMT;
2. Signing by Gécamines, duly authorised, and KMT of the Contract for the Transfer of the Tailings Exploitation Permit, Gécamines having first obtained a certificate of release from its environmental obligations for the Kolwezi Tailings Area, in accordance with article 405 and chapter VII of title XVIII of the Mining Regulation and with article 10.1(g) of this Contract;
3. Delivery of the Tailings Exploitation Permit to KMT with an endorsement of the transfer in accordance with article 380 of the Mining Regulation;
4. Delivery by Gécamines to KMT of a copy of the certificate of release from its environmental obligations for the Kolwezi Tailings Area, in accordance with article 405 and chapter VII of title XVIII of the Mining Regulation and with article 10.1(g) of this Contract.

3. The second instalment of the Transfer Price shall amount to ten million Dollars (US$10,000,000). The sum lent by the Financially Contributing Parties to Gécamines for its subscription to the increase in share capital of KMT, where the subscription amount was not covered in its entirety by capitalising the research and development costs mentioned at article 6.4 of this Contract, will be deducted from this amount. The balance shall be transferred to Gécamines by the Financially Contributing Parties on behalf of KMT within seven (7) Days of Financial Close.

4. The Financially Contributing Parties will lend the amount of the Transfer Price for the payments under articles 7.2 and 7.3 above to KMT. The repayment of the principal sum of these loans and the payment of associated interest will be subordinated to the repayment of the Senior Debt and will be subject to the conditions indicated in articles 5.7 and 5.8.

5. Upon completion of the Feasibility Studies and the decision to proceed with the performance of the Project, the Financially Contributing Parties shall provide

Gécamines with all the documents necessary in relation to the payment undertakings on behalf of KMT.

6. The Parties acknowledge that Gécamines shall keep the Exploitation Permits on the Kolwezi Tailings Area. In the event that Gécamines should subsequently wish to transfer the Exploitation Permits, Gécamines undertakes to give a right of first refusal to KMT; the applicable procedure shall be that provided for in article 17.3 *mutatis mutandis*.

Article 8. Term of the Contract

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1. Subject to the obligations concerning the rehabilitation of the Kolwezi Tailings Area at the end of the exploitation, set out in the Mining Code, which shall remain in force until their completion, this Contract will remain in force for a term of thirty (30) years with effect from its entry into force in accordance with article 23.13 or until the occurrence of the first of the following events:

(a)   exhaustion of the Tailings, or
(b)   the Tailings no longer being commercially exploitable, or
(c)   the Shareholders deciding by mutual agreement to terminate this Contract, in which case the provisions of article 8.5 below will apply, or
(d)   this Contract being terminated, in accordance with article 4 above or articles 8.2 to 8.5 below.

If, at the expiry of the initial term of this Contract, as provided in this article 8.1, the Tailings are still commercially exploitable, the Parties undertake to enter into an amendment to this Contract in order to extend the term. For this purpose, the Parties shall meet no less than one year before the expiry of this Contract in order to decide whether the Tailings are still commercially exploitable and, as the case may be, to agree the terms of the amendment.

2. The Financially Contributing Parties, acting in concert, may terminate this Contract upon joint written notice of three (3) months to Gécamines and the State. In this case and to give full effect to this termination, the Financially Contributing Parties will transfer their Shares to Gécamines without consideration and will arrange for the resignation of the persons who, on their designation, have been appointed as Directors.

In addition, any Advances to KMT by the Financially Contributing Parties that are outstanding at the date of termination will be considered non repayable by KMT, KMT's debt vis-à-vis the Financially Contributing Parties will be cancelled and the

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Feasibility Studies (in the state in which they are at such time) will remain the property of or will be transferred to the Financially Contributing Parties. However, Gécamines shall have the right to acquire the Feasibility Studies free of charge.

As from the date on which the above-mentioned notice is sent, the Financially Contributing Parties will be released from any obligation to make Advances to finance any expenditure, to participate in any capital increase and/or make any further payment of the Transfer Price to Gécamines, and the Financially Contributing Parties will not be obliged to pay any damages to any party whatsoever. Any instalments of the Transfer Price already paid by KMT to Gécamines will be retained permanently by the latter.

3.   Subject to article 4.2, in the case of breach of a provision of this Contract by the Financially Contributing Parties, Gécamines shall have the right to give to each of the Financially Contributing Parties not less than three (3) months' written notice specifying the obligations not fulfilled. In the case that, at the expiry of such period, the Financially Contributing Parties have failed without justification to fulfil these obligations or to offer reasonable compensation in lieu, Gécamines will be entitled, in accordance with the dispute resolution procedures agreed in article 18 of this Contract, to request the termination of this Contract and/or to claim damages for its loss.

In the event of termination of this Contract in accordance with this article 8.3, the Financially Contributing Parties shall transfer their Shares to Gécamines, without consideration, and will arrange for the resignation of the people who, on their presentation, have been appointed as Directors.

In addition, all the Advances made to KMT by the Financially Contributing Parties that are outstanding before the date of termination shall be considered as non-repayable by KMT, KMT's debt towards the Financially Contributing Parties shall be cancelled and the Feasibility Studies (in the state that they are in at this moment) shall remain the property of or shall be transferred to the Financially Contributing Parties. However, Gécamines shall have the right to acquire these Feasibility Studies free of charge.

As from the date on which the above-mentioned notice is sent, the Financially Contributing Parties will be released from any obligation to make Advances to finance any expenditure, to participate in any capital increase and/or make any future payment of the Transfer Price to Gécamines. Any instalments of the Transfer Price already paid by KMT to Gécamines will be retained permanently by the latter.

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4.   In the event of breach by Gécamines of one of the provisions of this Contract or the Contract for the Transfer of the Tailings Exploitation Permit (including the violation of any undertaking, representation or warranty), the Financially Contributing Parties may suspend the performance of their obligations under this Contract including, without limitation, the obligations to deliver the Feasibility Studies, to participate in any capital increase, to make any payment of the Transfer Price, to make Advances and to put the financing in place, until such branch has been remedied. In this case, the periods of time agreed for the carrying out of the Financially Contributing Parties' obligations will be extended by a period equal to the duration of the breach and its remedy period. In addition, if Gécamines has not remedied this breach within six (6) months of the date of the notice to do so (sent by the Financially Contributing Parties jointly by registered letter with acknowledgement of receipt or delivered by hand in return for a receipt), the Financially Contributing Parties will be entitled, in accordance with the dispute resolution procedures agreed in article 18 of this Contract, to request the termination of this Contract and/or claim damages for its loss.

In the event of termination of this Contract in accordance with this article 8.4 and in order to give full effect to this termination, Gécamines shall transfer, without consideration, its Shares to the Financially Contributing Parties, pro rata to their respective shareholding in KMT, and will arrange for the resignation of the persons who, on its presentation, have been appointed as Directors.

5.   In the event that the Shareholders decide to bring this Contract to an end in accordance with Article 8.1(c) above, the Shareholders may agree either to dissolve and liquidate KMT or transfer the Shares. The provisions of the Articles of Association of KMT regarding its dissolution and liquidation shall apply in accordance with the laws of the Democratic Republic of Congo.

Article 9. Declarations, Representations and Warranties

1.   CMD hereby declares, represents and warrants to the other Parties the following facts, it being specified that all transferees of "C" Shares shall have to subscribe to identical declarations, representations and warranties:

a)   **Incorporation**

It is a company duly incorporated in accordance with the laws in force in the place of its incorporation, it is organised and exists validly in accordance with such laws and has the power to carry out its activities in the jurisdictions where it carries them out.

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b)   **Power and Capacity**

It has full power and capacity to carry out its activities, to conclude this Contract and any agreements or deeds mentioned or envisaged in this Contract, as well as to fulfil all obligations and duties whatsoever incumbent upon it under the terms of this Contract.

c)   **Authorisations**

It has obtained all authorisations necessary to sign and execute this Contract and any other agreements or deeds mentioned or envisaged in this Contract. Such signature and such performance:

(i)   do not contradict or violate any provision of its articles of association, any shareholders' or board members' resolution, or any agreement, stipulation, contract or commitment whatsoever to which it is party or by which it is bound, and does not give rise to any Charge pursuant to these same acts; and

(ii)   do not violate any applicable law in the place of its incorporation.

d)   **Exploitation**

KMT shall exploit the Tailings in accordance with the provisions of the Mining Code and the Mining Regulation, and in particular the provisions in relation to the environment of title XVIII of the Mining Regulation.

2.   Gécamines hereby declares, represents and warrants to the other Parties the following facts, it being specified that all transferees of "A" Shares shall have to subscribe, subject to the references to law No. 78-002 of 6 January 1978, to declarations, representations and warranties identical to paragraphs a, b, c and o below:

a)   **Incorporation**

Gécamines is a state company under Congolese law, duly incorporated in accordance with law no. 78-002 of 6 January 1978 and the laws in force in the place of its incorporation; it is organised and exists validly in accordance with such laws and its articles of association and is authorised to carry out its activities in the jurisdictions where it carries them out.

b)   **Power and Capacity**

In accordance with law no. 78-002 of 6 January 1978 and its articles of association, Gécamines has full power and capacity to carry out its activities, to

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conclude this Contract and any agreements or deeds mentioned or envisaged in this Contract, and in addition to fulfil all obligations and duties whatsoever incumbent upon it under the terms of this Contract.

c)   **Authorisations**

Gécamines has obtained all authorisations necessary to sign and execute this Contract, including the authorisation required under articles 41 and 42 of law no. 78-002 of 6 January 1978, and all conventions or deeds whatsoever stipulated or referred to in this Contract. Such signature and such performance:

(i)   do not contradict or violate any provision of its articles of association, any shareholder resolution, or any agreement, stipulation, contract or commitment whatsoever to which it is party or by which it is bound, and does not give rise to any Charge pursuant to these same acts; and

(ii)   do not violate any law applicable in the Democratic Republic of Congo.

d)   **Holder**

Gécamines is the exclusive holder of all of the rights, titles and participations in and over the Tailings and the Tailings Exploitation Permit. Gécamines has the right to enter into this Contract and to transfer the Tailings Exploitation Permit to KMT in accordance with the terms of this Contract, free of any Charges whatsoever. Nothing exists which affects the Tailings Exploitation Permit and the rights, titles and participations of Gécamines in the Tailings, nor which can seriously compromise the ability of KMT to carry out the Operations.

e)   **Third Party Rights**

No person other than Gécamines has any right or title over the Tailings Exploitation Permit, the Tailings, the Kolwezi Tailings Area or any structures situated thereon and no person has the right to a fee or any other payment whatsoever, in the form of a rent or a royalty, over any tailings dumps, metals or other Products derived from the Tailings and covered by the Tailings Exploitation Permit, other than as provided for in this Contract and the Mining Code and Mining Regulation.

The said rights, titles and participations in and over the Tailings and the Tailings Exploitation Permit are not subject to any Charge, obligation or constraint whatsoever in favour of third parties and are not the object of any legal procedure, claim or process or threat of procedure, claim or process which could call into

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question the rights of KMT over the Tailings Exploitation Permit, the Tailings and the Products produced from the Tailings.

Subject to the rights stipulated in the first paragraph of this article 9.3(e), if any third parties should prove that they hold any rights over the Tailings Exploitation Permit, the Tailings, the Kolwezi Tailings Area or any structures situated thereon, Gécamines shall immediately take, at its own expense, the actions necessary in order to ensure that the Tailings Exploitation Permit, the Tailings, the Kolwezi Tailings Area and any structures situated thereon are completely freed from any such third party rights in such a way as to cause no additional trouble or expense for KMT.

f)   **Validity of the Tailings Exploitation Permit**

The Tailings Exploitation Permit has been duly validated and converted and complies with the Mining Code, the Mining Regulation and the laws in force in the Democratic Republic of Congo.

g)   **Works and Operations**

Processing or other operations carried out by or on behalf of Gécamines relating to the Tailings Exploitation Permit, the Tailings, the Kolwezi Tailings Area, the sites adjacent to the Kolwezi Tailings Area and any structures situated on the Kolwezi Tailings Area and on the adjacent sites, have been are and will be carried out or implemented honestly and properly and in accordance with professional drilling and engineering and metallurgy practices. All these works and operations comply and will comply with all the statutes, decrees, laws, orders, permits, rules, regulations and orders or decisions issued by any governmental or quasi-governmental body, any ministry or departmental, administrative or regulatory entity.

h)   **Work Orders**

There are no works ordered or actions required or which one might reasonably expect to be required, in particular under the Mining Code, the Mining Regulation or the Tailings Exploitation Permit, concerning the rehabilitation and restoration of the Tailings or any structures situated on the Kolwezi Tailings Area or relating to the environmental aspects of the Tailings, the Kolwezi Tailings Area or any structures situated thereon or operations carried out thereon or under the Tailings Exploitation Permit.   By virtue of article 580(f) of the Mining Regulation, the

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Tailings Exploitation Permit is not subject to the obligation to begin the works in the time limit fixed by the Mining Code.

i)   **Taxes**

All taxes, contributions, duties and royalties in relation to the Tailings and the Tailings Exploitation Permit have been paid in their entirety and the Tailings and the Tailings Exploitation Permit are free of all tax charges under the laws of the Democratic Republic of Congo.

j)   **Claims**

There are no claims or legal procedures in progress or likely to be introduced which, if they succeed, would affect or would be of a nature to affect the Tailings Exploitation Permit, the Tailings, the Kolwezi Tailings Area or any structures situated thereon.

k)   **Contractual and Quasi-Contractual Obligations**

Gécamines is not in breach of any obligation whatsoever, contractual or quasi-contractual, with regard to third parties relating to the Tailings Exploitation Permit, the Tailings, the Kolwezi Tailings Area or any structures situated thereon and the conclusion or performance of this Contract does not constitute such breach.

l)   **Rights and Titles Held by KMT**

After the transfer of the Tailings Exploitation Permit by Gécamines to KMT in accordance with the Contract for the Transfer of the Tailings Exploitation Permit and this Contract, KMT will have unfettered possession of the Tailings Exploitation Permit and the Tailings, the Kolwezi Tailings Area and any structures situated thereon, and will hold all the certificates, registrations, permits, authorisations and titles required by the State or by any governmental or administrative authority in the Democratic Republic of Congo in order to hold the Tailings Exploitation Permit and to carry out the Operations. The Tailings Exploitation Permit is valid, free from tax liabilities, and is not encumbered by any abnormal provision, condition or limitation.

m) **Environment**

Before the Transfer Date, no polluting product or other product has been or will be stocked, spread, dumped, abandoned, pumped, poured, emptied, injected or thrown or has escaped, flowed onto or infiltrated on or into the Tailings in violation of the applicable environmental legislation.

There is not nor will there be any written or oral notices concerning the discharge of polluting products on the Tailings which require or could require KMT to take corrective or remedial measures, and there are not nor will there be other obligations or liabilities in relation to the applicable environmental legislation, including as regards environment rehabilitation.

Neither the Tailings nor any part of the Tailings are situated on a protected or potentially protected environmental site or in an authorised discharge site.

There is not and there will not be any impediment or other form of environmental restrictions, easements, privileges or charges of an environmental nature imposed on the Tailings or on the Tailings Exploitation Permit, and there is not and will not be any activities which could lead to such constraining environmental restrictions and obligations.

Gécamines has no knowledge of any facts or circumstances relating to environmental matters concerning the Tailings Exploitation Permit, Tailings, the Kolwezi Tailings Area or any structures situated thereon which may result in the future in any environmental obligations or liabilities whatsoever except for the following circumstances:

- leakage at the base of the lake Kasobantu dam;
- erosion on the upstream wall of the dam; and
- pollution from the Kolwezi zinc plant (UZK).

In the event of a claim against KMT, Gécamines will act as guarantor so that there will be no consequences, particularly financial, for KMT.

n) **Important information**

Gécamines has made available to KMT and CMD all important information in its possession or under its control in relation to the Tailings Exploitation Permit, the Tailings, the Kolwezi Tailings Area and any structures situated thereon.

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o)   **Laws and Judgements**

The signature and implementation of this Contract by Gécamines does not violate or will not constitute a violation of any applicable law, or any legal or similar decision.

p)   **Infrastructure**

Gécamines will do everything in its power to ensure that KMT has access to all existing infrastructure (water, electricity, railway, roads, airports, etc.), under the most favourable conditions possible, which will have to be negotiated with the providers of these services. This obligation for Gécamines is an endeavours obligation (*obligation de moyens*) and not an obligation as to result to be achieved (*obligation de résultat*).

3.   The State hereby declares, represents and warrants to the other Parties the following facts, it being specified that all transferees of "B" Shares shall have to make identical declarations, representations and warranties:

a)   **Incorporation**

Gécamines is a state company under Congolese law, duly incorporated in accordance with law no. 78-002 of 6 January 1978 and the laws in force in the place of its incorporation, it is organised and exists validly in accordance with such laws and its articles of association and is authorised to carry out its activities in the jurisdictions where it carries them out.

b)   **Power and Capacity**

In accordance with law no. 78-002 of 6 January 1978 and its articles of association, Gécamines has full power and capacity to carry out its activities, to conclude this Contract and any agreements or deeds mentioned or envisaged in this Contract, and in addition to fulfil all obligations and duties whatsoever incumbent upon it under the terms of this Contract.

c)   **Authorisations**

Gécamines has obtained all authorisations necessary to sign and execute this Contract, including the authorisation required under articles 41 and 42 of law no. 78-002 of 6 January 1978, and all conventions or deeds whatsoever stipulated or referred to in this Contract. Such signature and such performance do not violate any law applicable in the Democratic Republic of Congo.

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Furthermore, the State hereby guarantees to CMD, and to KMT with effect from its incorporation, the renewal of the Tailings Exploitation Permit, as many times as is necessary to allow KMT to carry out the Project during the term of the Contract, on the sole condition that KMT satisfies the procedure established under the Mining Code and the Mining Regulation.

d) **Holder**

Gécamines is the exclusive holder of all of the rights, titles and participation in and over the Tailings and the Tailings Exploitation Permit. Gécamines has the right to enter into this Contract and to transfer the Tailings Exploitation Permit to KMT in accordance with the terms of this Contract, free of any Charges whatsoever. Nothing exists which affects the Tailings Exploitation Permit and the rights, titles and participation's of Gécamines in the Tailings, nor which can seriously compromise the ability of KMT to carry out the Operations.

e) **Third Party Rights**

No person other than Gécamines has any right or title over the Tailings Exploitation Permit, the Tailings, the Kolwezi Tailings Area and any structures situated thereon.

f) **Validity of the Tailings Exploitation Permit**

The Tailings Exploitation Permit has been properly validated and converted and complies with the Mining Code, the Mining Regulation and the laws in force in the Democratic Republic of Congo.

g) **Works and Operations**

Processing or other operations carried out by or on behalf of Gécamines relating to the Tailings Exploitation Permit, the Tailings, the Kolwezi Tailings Area the sites adjacent to the Kolwezi Tailings Area and any structures situated on the Kolwezi Tailings Area and on the adjacent sites, comply with all the statutes, decrees, laws, orders, permits, rules, regulations and orders or decisions issued by any governmental or quasi-governmental body, any ministry or departmental, administrative or regulatory organisation.

h) **Work Orders**

There are no works ordered or actions required or which one might reasonably expect to be required, in particular under the Mining Code, the Mining Regulation or the Tailings Exploitation Permit, concerning the rehabilitation and restoration of the Tailings or any structures situated on the Kolwezi Tailings Area or relating to the environmental aspects of the Tailings, the Kolwezi Tailings Area or any structures situated thereon or operations carried out thereon or under the Tailings Exploitation Permit. By virtue of article 580(f) of the Mining Regulation, the Tailings Exploitation Permit is not subject to the obligation to begin the works in the time limit fixed by the Mining Code.

i) **Taxes**

All taxes, contributions, duties and royalties in relation to the Tailings and the Tailings Exploitation Permit have been paid in their entirely and the Tailings and the Tailings Exploitation Permit are free of all tax charges under the laws of the Democratic Republic of Congo.

j) **Rights and Titles Held by KMT**

After the transfer of the Tailings Exploitation Permit by Gécamines to KMT in accordance with the Contract for the Transfer of the Tailings Exploitation Permit and this Contract, KMT will have unfettered possession of the Tailings Exploitation Permit and the Tailings, the Kolwezi Tailings Area and any structures situated thereon, and will hold all the concessions, certificates, registrations, permits, authorisations and titles required by the State or by any governmental or administrative authority in the Democratic Republic of Congo in order to hold the Tailings Exploitation Permit and to carry out the Operations. The Tailings Exploitation Permit is valid, free from tax liabilities, and is not encumbered by any abnormal provision, condition or limitation.

k) **Environment**

There is not nor will there not be any written or oral notices concerning the discharge of polluting products on the Tailings which require or could require KMT to take corrective or remedial measures, and there are not nor will there be other obligations or liabilities in relation to the applicable environmental legislation, including as regards environment rehabilitation.

Neither the Tailings nor any part of the Tailings are situated on a protected or potentially protected environmental site or in an authorised discharge site.

There is not nor will there be any impediment, or other form of environmental restrictions, easements, privileges or charges of an environmental nature imposed on the Tailings or on the Tailings Exploitation Permit, and there is not and will not be any activities which could lead to such constraining environmental restrictions and obligations.

In the event of a claim against KMT on an environmental matter referred to in this article 9.3(k), the State will act as guarantor so that there will be no prejudicial and/or financial consequences for KMT.

l)   **Laws and Judgements**

The signature and implementation of this Contract does not violate and will not constitute a violation of any applicable law, or any legal or similar decision.

The accuracy of each declaration, representation and warranty, as well as the commitment to observe them, constitutes a determining condition of the signature of this Contract for each of the Parties. Any one of these declarations, representations and warranties can only be waived, in total or in part, by the Party in favour of which it is made, and all the declarations, representations and warranties stipulated in this article will survive after the implementation and termination of this Contract for so long as KMT continues to exist. Each Party undertakes to indemnify the other Parties for any obligation resulting from any breach of any such declaration, representation or warranty contained in this Contract.

Article 10. Undertakings of Gécamines and the State

1.   **Undertakings of Gécamines**

By means of this Contract, Gécamines hereby undertakes that:

a)   As from the date of signature of this Contract, it shall maintain the Tailings in their state and condition as at such date, and shall not process, remove, take away or interfere with the Tailings, and shall not permit any third party to do so.

b)   It shall allow the Financially Contributing Parties free access to all of its historical data, samples, analyses, reports, studies and any other information relating to the Tailings.

c)   It shall assist the Financially Contributing Parties and KMT in their relations with the Government, governmental agencies, local authorities, Congolese businesses and local communities. It shall also make available to the Financially Contributing Parties and to KMT, subject to their availability, at reasonable cost, its various mining, laboratory, archive and administrative services and facilities, and its general expertise in the mining industry.

d)   Gécamines may exercise or continue to exercise its mining rights under the Exploitation Permits on and under the Kolwezi Tailings Area on the condition that it does not interfere with the Operations. To this effect, the Parties agree to determine the methods by which Gécamines shall exercise its mining rights on and under the Kolwezi Tailings Area. KMT shall endeavour to treat the Tailings in such a way as not to interfere with Gécamines future authorised mining operations on and under the Kolwezi Tailings Area. In the event of a conflict or the risk of a conflict between the future mining operations of Gécamines and the Operations, the Parties will consult each other in order to find a fair solution which conforms to the principles stated above, it being understood that the Operations shall take priority over the activities of any other users of the Kolwezi Tailings Area, including Gécamines.

In particular, Gécamines will inform KMT of its plan for exploitation, and its exploitation operations of the soil and sub-soil covered by the Tailings and the backfills from these Operations within a perimeter of 200 metres around the Tailings, which exploitation shall not interfere with the Operations.

Gécamines shall take care of the tailings produced by the Kolwezi concentrator and the Kolwezi zinc plant (UZK) situated on the Kolwezi Tailings Area after the date on which this Contract is signed. These tailings shall not be discharged on the Kolwezi Tailings Area, except with written agreement of KMT, and shall not cause any nuisance to the Operations and to KMT and shall not pollute the Kolwezi Tailings Area.

Gécamines shall be solely responsible towards third parties, the State and KMT for all damage, including environmental damage, caused by its future activities on the Kolwezi Tailings Area under the Exploitation Permits, and Gécamines shall indemnify KMT for all damage suffered by KMT or all action or complaint by a third party or the State against KMT in this respect.

For the avoidance of doubt, the Parties expressly agree that this article 10.1(d) applies in particular to the UZK plant.

e)   For a period of three (3) years commencing on the date of entry into force of this Contract, Gécamines will be responsible, on behalf of KMT and/or the Financially Contributing Parties and at their expense, for obtaining in due time all visas, resident and work permits and other documents required for the persons working on the Project for KMT and/or Financially Contributing Parties, their shareholders and contractors. At the end of this period, if required, Gécamines will use its best efforts to assist KMT in obtaining these visas, resident and work permits and other documents.

f)   Subject to availability and upon conditions to be agreed, and with Gécamines' approval, which shall not be unreasonably withheld, KMT shall have the right to install the pipes, pumps, storage and treatment installations and other installations for recovery of any water from Gécamines' dewatering operations that is not required by Gécamines for its operations, with a view to ensuring the water supply of KMT's Installations. This agreement is not an undertaking by Gécamines and should Gécamines be unable to provide the dewatering water required by KMT, KMT will have to ensure its own water supply and shall have the right to drill its own wells.

g)   Before the Transfer Date, Gécamines shall obtain from the competent authority, subject to the sole condition that Gécamines satisfies the conditions established by the Mining Code and the Mining Regulation, a certificate of release from its environmental obligations in relation to the Kolwezi Tailings Area, in accordance with article 405 and chapter VII of title XVIII of the Mining Regulation.

2.   Undertakings of the State

Before the Transfer Date, the State shall procure that the competent authority issues, subject to the sole condition that Gécamines satisfies the conditions established by the Mining Code and the Mining Regulation a certificate of release from its environmental obligations in relation to the Kolwezi Tailings Area, in accordance with article 405 and chapter VII of title XVIII of the Mining Regulation.

Article 11. Implementation of the Provisions Concerning the Shareholders

1.   Each Party undertakes to participate in the Establishment of KMT in accordance with the provisions of this Contract and the Articles of Association of KMT. Furthermore, each Party, in its capacity as Shareholder, will vote or ensure that those who have the right to vote under its Shares, held directly or indirectly, vote so as to give full and complete effect to the provisions of this Contract. The Parties agree nevertheless that a Party may refrain from taking part in a vote, subject to a contrary written request from the other Parties, in which case the Party concerned shall vote in accordance with the provisions of this article 11.1.

2.   In the event of a contradiction between provisions of this Contract and the Articles of Association of KMT, the provisions of this Contract will apply to the full

extent permitted by the law. Each Shareholder undertakes to vote or ensure that those who have the right to vote under its Shares, held directly or indirectly, vote with a view to amending the Articles of Association of KMT in order to eliminate any conflict with the provisions of this Contract. The Parties agree nevertheless that a Party may refrain from taking part in a vote, subject to a contrary written request from the other Parties, in which case the Party concerned shall vote in accordance with the provisions of this article 11.2.

3.   Subject to article 17.6, any share certificate which will be issued by KMT for Shares will have the following endorsement on the front:

"The right of the shareholders of KMT to sell, alienate or grant security over their shares is limited by the provisions of the Contract of Association entered into between the shareholders of KMT".

4.   Any person or entity who become a Shareholder of KMT will be bound by the provisions of this Contract and will have to indicate its agreement to the terms of the latter by signing this Contract or delivering a written document to the Parties in which it declares its willingness to be bound by the terms of this Contract and indicates an address where the notices specified in this Contract may be sent. Each Party stipulates and accepts that after a third party has indicated its agreement to the terms of this Contract in this way, each of them will be bound with regard to these third parties and that, in the same way, these third parties will be bound with regard to each of the Parties.

5.   The provisions of this Contract relating to Shares will apply *mutatis mutandis* to all the stocks or shares into which the Shares may be converted, modified, reclassified, re-divided, re-designated, repurchased, subdivided or consolidated, and also to any stocks and shares whatsoever that the Shareholders receive from KMT as dividends or distributions payable in shares or stocks, as well as to all stocks and shares of KMT or any company which succeeds or continues it, which might be received by the Shareholders following a reorganisation, a merger or a consolidation, whether imposed by law or not.

Article 12. Management and Control of KMT

1.   The Shareholders agree that the management and control of KMT will be governed by the terms and conditions of this Contract, as well as by the Articles of Association of KMT.

2. **Board of Directors**

a) **Composition**

The Board of Directors may have up to fifteen (15) members. Gécamines and/or, as the case may be, the other holders of "A" Shares may together nominate two (2) Directors, and the Government and/or, as the case may be, the other holders of "B" Shares may together nominate one (1) Director. CMD may, alone, nominate six (6) Directors and should one or more Industry Partners acquire "C" Shares, CMD and the Industry Partner(s) may, together, nominate up to ten (10) Directors.

In the event that IFC and/or IDC become Shareholders, each will have the right, but not the obligation, to nominate one (1) Director, without prejudice to CMD's right to nominate, alone, six (6) Directors, or with one or more Industry Partners up to ten (10) Directors.

Each Shareholder will, or will ensure that those who have the right to vote under his Shares, held directly or indirectly, vote in such a way that the candidates nominated in accordance with this article 12.2(a) are elected and that in the case of a vacancy in a Director post, the elected replacement is a candidate nominated by the Shareholder whose representative occupied the post which has become vacant. Each Shareholder may, at any time, request the removal of a Director which he has nominated. In the event of the vacancy of a Director post, due to resignation, removal or otherwise, the Shareholder who nominated the Director whose position has become vacant will nominate a candidate for this position.

b) **Quorum**

The quorum will be reached if at least six (6) Directors are present or represented, at least one (1) of which is not a representative of CMD. If the quorum is not achieved at the beginning of the meeting, the Directors present will not be able to take any decision.

In the event that the quorum is not reached, the Board of Directors may be reconvened as stipulated in article 12.2(f). In this event, no quorum condition shall be required at the second Board meeting but no decision shall be able to be taken unless it appeared on the original notice of the meeting.

c)   **Vote**

Each Director has one vote and the Board of Directors will take decisions in accordance with the provisions of the Articles of Association of KMT.

d)   **Election of the Chairman**

The Financially Contributing Parties will nominate their candidate for chairmanship of KMT (the "Chairman") who will be a Director. Gécamines and the State undertake that the Directors which represent them on the Board of Directors will vote for the candidate for the chairmanship of KMT presented by the Financially Contributing Parties.   The Chairman will not interfere in the day-to-day management of KMT.

e)   **Election of the Vice-Chairman**

Gécamines will present its candidate for vice-chairmanship of KMT (the "Vice-Chairman") who will be a Director. The Financially Contributing Parties undertake that the Directors which represent it on the Board of Directors will vote for the candidate for the vice-chairmanship of KMT presented by Gécamines. The Vice-Chairman will not be involved in the day-to-day management of KMT.

f)   **Written notifications and resolutions**

The Board of Directors will meet upon notice by the Chairman or, in case of absence or unavailability of the latter, from the Vice-Chairman. It may also be convened upon request of the Managing Director or by a minimum of four (4) Directors. Notices must be sent at least one week in advance. Any Director may take part in the meeting by means of telephone conference or arrange to be represented by another Director, duly authorised. If all the Directors agree, a resolution may be made in writing for all matters falling within the authority of the Board of Directors, provided that all the Directors approve and sign the said written resolution.

Meetings of the Board of Directors may, if necessary, be held by telephone conference with forty-eight (48) hours' notice. In this case, the decisions adopted during the meeting of the Board of Directors must be confirmed by fax or electronic mail by the majority of the members of the Board of Directors within forty-eight (48) hours following the said meeting.

The Board of Directors shall meet at least once a quarter in accordance with the normal convocation period established in the first paragraph of this article 12.2(f).

g) **Indemnification**

Subject to the applicable legal provisions, the Parties shall ensure that KMT indemnifies any Director or authorised representative, or any former Director or authorised representative, as well as his heirs and legal representatives, for any obligation or expenditure reasonably incumbent upon him, as a result of any civil, criminal or administrative claim or procedure in which he finds himself involved because he is or was a Director or authorised representative or because he has contracted a liability on behalf of KMT if:

- he has acted honestly and in good faith in the best interests of KMT; and
- in the case of a criminal or administrative claim or procedure sanctioned by a fine, he had reasonable grounds to think that his conduct complied with the law.

The Parties shall ensure that KMT obtains and maintains "Directors' and officers' liability insurance" for the Directors and the officers of which a list will be established by the Board of Directors.

h) **Reimbursement of expenses and remuneration**

The Parties shall ensure that KMT reimburses each Director for reasonable expenses incurred (in particular travel expenses) in order to participate in the meetings of the Board of Directors or of any committee of which he is a member, in the general meetings of shareholders or in any activity in relation to the activities of KMT.

Each Director will receive a fixed annual amount established by the general meeting of Shareholders as a remuneration for his functions as a Director. It is agreed that each Director may waive his entitlement to this remuneration, such waiver shall be made in writing. This remuneration shall be the only remuneration for being a Director.

3. The meetings of the Board of Directors will be held in French, unless otherwise unanimously agreed by the Board of Directors. Should any Director so request, full translation of the proceedings will be provided simultaneously in English, at KMT's expense. The minutes of each meeting of the Board of

Directors will be drawn up in both French and English; in the case of contradiction between the two versions, the French version will prevail.

4.   The ordinary general meetings of the Shareholders shall be convened by the Board of Directors, or, failing that, by the auditors, at least once a year, within three months of the end of each financial year. An extraordinary general meeting of the Shareholders can be convened at any time by the Chairman, Vice-Chairman, three (3) Directors, Shareholders representing one sixth of the capital or the auditors each time that the interests of KMT make it necessary to do so, in order to decide and deliberate on all relevant issues within its powers in accordance with the Articles of Association of KMT.

5.   In addition to that which is agreed in the Articles of Association of KMT, the Shareholders agree that the management and control of KMT will also be governed by the relevant provisions of this Contract.

6.   Any transactions between KMT and a Shareholder or an Affiliated Company of a Shareholder must have the prior authorisation of the Board of Directors. The Directors representing the Shareholder concerned shall not be entitled to ,vote.

Article 13. The Managing Director

1.   The Board of Directors will appoint the candidate nominated by the Financially Contributing Parties as Managing Director.

The Board of Directors will determine the remuneration of the Managing Director, taking account of the remuneration normally paid in the international mining sector for similar functions.

2.   In accordance with the terms and conditions of this Contract and under the control and direction of the Board of Directors, the Managing Director will manage, direct and control the Operations in accordance with the Programmes and Budgets adopted by the Board of Directors.

3.   The Managing Director will keep the Board of Directors regularly informed of all Operations and to this end will deliver in writing to the Board of Directors:

(a)   monthly progress reports including details of Expenditure and a comparison of this Expenditure with the adopted Budget;

(b)   periodical summaries of information collected;

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(c)   copies of the reports concerning the Operations;

(d)   a final detailed report, within sixty (60) days of the end of each Programme and each Budget, which will include a comparison between the actual Expenditure and the budgeted Expenditure, and a comparison between the objectives of the Programme and the results achieved; and

(e)   any other reports which might be reasonably required by the Board of Directors.

Subject to 48 hours' notice, the Managing Director will allow the Board of Directors and each Shareholder to have access to, in order to inspect and/or copy, at their expense, all plans, drilling reports, core tests, reports, examinations, tests, analyses, production reports, operational and technical registers, accounting and financial registers, and any other information collected during the Operations, as well as access to the Kolwezi Tailings Area.

4.   The Managing Director shall inform the Directors and Shareholders within three (3) days of any significant event or accident occurring in relation to the Project, in particular any event which places human life in danger, interrupts production, leads to a significant loss in production or violates environmental regulations.

Article 14. Contracts for Specific Services

For the entire duration of the Feasibility Studies phase and the Development and Construction Phase, the Parties agree that contracts for specific services may be entered into between KMT and other companies for the provision of specific services to KMT. Should expertise and costs be equal, preference will be given to the Parties. Failing this, preference will be given to the Parties' Affiliated Companies. The choice of these companies shall be left to the discretion of the Board of Directors, subject to article 12.6.

With regard to the exploitation phase, the Financially Contributing Parties and Gécamines will receive management fees, paid each year, equal to one point five per cent (1.5%) of the Operating Costs. These management fees will be shared between Gécamines and the Financially Contributing Parties as follows: seventeen point five per cent (17.5%) for Gécamines and eighty two point five per cent (82.5%) for the Financially Contributing Parties.

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Article 15. Programmes and Budgets

1.   Subject as otherwise provided in this Contract, the Operations will be carried out and the Expenditure will be incurred strictly in accordance with the approved Programmes and Budgets.

2.   The proposed Programmes and Budgets will be prepared each year by the Managing Director for a period of one year.   The adopted Programmes and Budgets will be reviewed as required by the Managing Director and referred to the Board of Directors for approval.

During the term of any Programme and of any annual Budget and at least three (3) months before their expiry, the Managing Director will prepare a draft Programme and a draft Budget for the following year and will submit them to the Board of Directors.

Medium and long-term Programmes and Budgets will also be prepared by the Managing Director and presented to the general meeting.

3.   Within fifteen (15) days of the submission of the draft Programme and the draft Budget, the Board of Directors will approve or modify this draft Programme and this draft Budget before presenting it to the Shareholders' general meeting for approval.

4.   The Managing Director will seek the prior approval of the Board of Directors for any significant deviation from an adopted Programme or Budget.

Article 16. Distribution of Profits and Auditing

1.   As from the date of repayment in full by KMT of all loans to finance the Project, the profits of KMT will be distributed at the end of each Financial Year to the Shareholders in proportion to their respective interest in the capital of KMT, in a way determined by general meeting on the basis of a proposal by the Board of Directors, it being understood that KMT will retain sufficient working capital and will be able to create a sinking fund for future expansion and capital Expenditure for the protection and rehabilitation of the environment and for unforeseen expenses.

2.   The Board of Directors will select an independent firm of auditors with an international reputation to audit KMT's accounts.

Article 17. Transfer of Shares

1.   The transfer of Shares will be governed by the Articles of Association of KMT and by this article.

2.   A Shareholder may transfer its Shares to an Affiliated Company of said Shareholder without the consent of the other Shareholders, if the Shareholder and the Affiliated Company make the following commitments with regard to the other Shareholders:

a)   the Affiliated Company will remain an Affiliated Company for as long as it will hold the Shares;

b)   if the Affiliated Company ceases to be an Affiliated Company, it will retransfer its shares to the Shareholder to which it was affiliated or to another Affiliated Company of this Shareholder, which will undertake the same commitment with regard to the other Shareholders;

c)   the Affiliated Company will also be bound by the provisions of this Contract; and

d)   the Shareholder which transfers its Shares to an Affiliated Company will inform the other Shareholders in advance, justifying that the transferee is indeed an Affiliated Company.

3.   **Pre-emption Right**

a)   **Third party offer**

A Shareholder (the "Transferor") may transfer all or part of its Shares to a third party, if it has received a firm written offer ("Third Party Offer") from a person of good faith acting under competitive conditions (the "Offeror"), proposing to acquire all or part of the Shares of the Transferor (the Shares which are to be transferred in this way being hereinafter referred to as the "Transferor's Shares"), this offer being subject only to reasonable conditions precedent, and if the Transferor has received satisfactory assurances that the Offeror is financially capable of executing the terms of the Third Party Offer. The Offeror must also agree to

---

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adhere to this Contract (subject to amendments to this Contract which would be made by the Transferor ceasing to be a Shareholder, the other provisions of this Contract being unchanged). The Third Party Offer must be irrevocable for a period of at least eighty (80) days.

b)   **Transferor's Offer**

Within ten (10) days of its receipt of the Third Party Offer, the Transferor will send a copy of the latter to the other shareholders (the "Other Shareholders"), together with its own offer to sell the Transferor's Shares to the Other Shareholders on the same terms and conditions (the "Transferor's Offer"), pro rata to their respective participation in KMT calculated without taking account of the Shares offered.

c)   **Pre-emption Right**

The Other Shareholders will have a pre-emption right over all (but only all) the Transferor's Shares offered and must exercise this right within thirty (30) days of the date of the Transferor's Offer, by way of written notice sent to the Transferor, it being understood that the Other Shareholders will be able to freely transfer their pre-emption right between themselves.

d)   **Acceptance of the Third Party Offer**

If, within the above-mentioned period of thirty (30) days, the Other Shareholders have not accepted or have only partially accepted the Transferor's Offer, this offer will be deemed to have been refused in its entirety and the Transferor will be able to accept the Third Party Offer and conclude the transfer with the Offeror accordingly.

In this case, the Shareholders and KMT will take all the necessary measures and fulfil all the necessary formalities to ensure that the Offeror is entered in the registers of KMT as a KMT Shareholder and that the Offeror, and to the extent necessary, the Other Shareholders, sign this Contract as amended only to take account of the fact that the Transferor ceases to be Shareholder and that the Offeror becomes Shareholder, the other provisions of this Contract being unchanged.

e)   **Absence of Sale to the Offeror**

If the transfer between the Transferor and the Offeror is not concluded within forty (40) days of the refusal or deemed refusal (in case of partial acceptance) by the

Other Shareholders of the Transferor's Offer, the Transferor shall only be able to sell all or part of its Shares to a third party if it once again satisfies the procedure prescribed under this article 17, including the pre-emption right.

f)   **Waivers**

Each Shareholder may, at any time, subject to sending a written notification to KMT, waive its right to be offered Shares in accordance with this article 17, either in general, or for a given period of time.

g)   **Conditions of Sale**

Unless other conditions of sale are agreed between the Shareholders, the terms and conditions of sale between Shareholders in accordance with this article 17 will be as follows.

   ♦   **Sale Price**

   The sale price will be fully payable by certified cheque on the date of completion of the transaction (or, if relevant, by the delivery of share certificates drawn up in the appropriate name, representing the shares of a joint stock company) in exchange for the transfer of the sale Shares, free of all Charges.

   ♦   **Completion**

   The sale will be completed at 10 a.m. (local time) at the registered office of KMT on the 40th day following acceptance by the Other Shareholders of the Transferor's Offer.

   ♦   **Resignations**

   On the date of the completion of the sale, the Transferor will arrange for the resignation of its representatives on the Board of Directors if it has transferred all of its Shares. It will also arrange for the resignation of the managers it has designated. The transferee will be subrogated in all the rights and obligations of the Transferor, including without limitation, the right to appoint, as appropriate, the Chairman, Vice-Chairman, Directors, and/or Managing Director.

♦ **Payment to the Bank**

If the Transferor refuses or abstains from concluding the sale for any reason whatsoever, the Other Shareholders will have the right, in return for payment of the purchase price to the credit of the Transferor with any approved bank in the Democratic Republic of Congo, to sign and issue, in the name and on behalf of the Transferor, such a transfer, resignation and other documents which may be necessary or desirable to complete the transfer.

4. Nothing in this article 17 prevents or affects the free transfer of the shares of any company holding shares directly or indirectly in CMD.

5. Gécamines undertakes not to transfer any Shares to any third party prior to the end of the first year following the completion of the construction of the metallurgical treatment plant, it being agreed that the other Parties may together agree, at the request of Gécamines, to waive this undertaking.

6. It is agreed between the Parties that CMD may, prior to Financial Close, transfer some of its Shares to International Finance Corporation (IFC), Industrial Development Corporation of South Africa (IDC) and/or one or more Industry Partners. To this effect, Gécamines and the State hereby waive until Financial Close in accordance with article 17.3(f), their rights of first refusal over the Shares which CMD may wish to sell to IFC, IDC and/or said Industry Partner(s).

In the event that such a transfer takes place, IFC, IDC and/or the Industry Partner(s), and the other Shareholders, will sign an amendment agreement to this Contract, to take into account the amendments necessary due to the fact that IFC, IDC and/or the Industry Partner(s) have become Shareholders, the other provisions of this Contract being unchanged. Where no amendment is necessary for IFC, IDC and/or the Industry Partner(s) to become Shareholders, they will adhere to the present Contract in accordance with article 11.4.

In the event that IFC and/or IDC become Shareholders, it is expressly agreed that IDC and IFC may also act independently as Financing Parties in the context of the Project; in this case, IDC and IFC shall not be bound by the provisions of this Contract to the extent that they act in their capacity as Financing Parties.

Notwithstanding the provisions of article 11.3 and in accordance with article 17.3(f), each Party irrevocably waives its right of first refusal provided for in article 17.3 on any Shares held by IFC and/or IDC after they become Shareholders, as

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the case may be, for as long as these Shares are owned by IFC or IDC. As a result, IFC and IDC may freely transfer their Shares subject to the following conditions:

a)   IFC or IDC, as appropriate, shall give prior notice to the other Shareholders of the transfer; and

b)   the transferee shall undertake to adhere to this Contract (subject to the amendments of this Contract necessary due to the fact that the transferee becomes a Shareholder, the other provisions of this Contract being unchanged).

7.   In the event that Gécamines transfers all or some or its Shares:

a)   Gécamines will continue to benefit from the rights and undertakings set out in articles 7.6, 10.1(d) and 22.1, for the duration of this Contract;

b)   Gécamines will benefit from the Initial Priority Dividend, the Commercial Dividend, the other dividends and the management fees provided for in article 14, paragraph 2, which have not been paid in respect of the time period prior to the transfer of these Shares by Gécamines, in proportion to the transferred Shares and in respect of the on-going Financial Year until the transfer date of the Shares; and

c)   Gécamines shall remain bound by the declarations, warranties, undertakings and obligations set out in articles 7.6, 9.2, 10.1(a), 10.1(b), 10.1(d), 22.2 and 22.3, for the duration of this Contract.

8.   In the event that the State transfers all or some of its Shares:

a)   the State will continue to the benefit from the rights and undertakings set out in article 22.1, for the duration of this Contract;

b)   the State will benefit from the rights to dividends which have not been paid in respect of the time period prior to the transfer of these Shares by the State, in proportion to the transferred Shares and in respect of the on-going Financial Year until the transfer date of the Shares; and

c)   the State shall remain bound by the declarations, warranties, undertakings and obligations set out in the last paragraph of article 5.7 and articles 5.9, 9.3, 10.2, 18.2, 22.2 and 22.4 to 22.6, for the duration of this Contract.

Article 18. Arbitration

1.   In the case of any disagreement, dispute or claim for damages arising out of this Contract, relating to it or concerning the breach of any of its terms, each Party, failing an amicable settlement, shall have the right to submit the dispute to the Paris International Chamber of Commerce for a final ruling in accordance with the rules of arbitration of the said International Chamber of Commerce applying Congolese Law. The place of arbitration shall be Paris.

The proceedings will be conducted in French with simultaneous translation into English.

2.   The State undertakes, to the extent authorised by the prevailing legislation, not to invoke any immunity from jurisdiction or execution, whether abroad or in the Democratic Republic of Congo. Consequently the arbitration decision will be enforceable.

Article 19. Notices

All notices given in accordance with this Contract shall be in writing and shall be notified by sending them by registered letter with proof of receipt, by fax or by hand delivery in return for a receipt to the following addresses:

For GECAMINES:

La Générale des Carrières et des Mines
419, boulevard Kamanyola
BP 450
Lubumbashi,
Democratic Republic of Congo

Fax No: 00 243 23 41041
Tel No: 00 243 23 41105

With a copy to
La Générale des Carrières et des Mines
Boulevard du Souverain 30-32
B-1170 Brussels, Belgium

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For the attention of: The Managing Director
Fax No: 00 32 2 676 80 41
Tel No: 00 32 2 676 81 05

For the State:

For CMD:

Congo Mineral Developments Limited
Avenue, Mpala 13, Quartier Golf
Lubumbashi,
Democratic Republic of Congo.

For the attention of the Chairman
Tel. no: (00) 243 23 42 964
Fax. no: (00) 32 2 706 51 06

With a copy to
Congo Mineral Developments Limited
C/o America Mineral Fields
St. George's House
15 Hanover Square
London W1S 1HS
United Kingdom

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For the attention of the C.E.O.

Fax No: +44 207 355 3554
Tel No: +44 207 355 3552

Each Party may change the details indicated above by giving prior notice to the other Parties. The notices sent by registered letter with acknowledgement of receipt shall take effect on the date it is first presented by the postal company. The notices sent by fax shall take effect on the date indicated in the fax transmission report if this shows that the transmission was successful, or in the event that the fax is sent on a day other than a Business Day or after 4 p.m. on a Business Day, at 9 am on the following Business Day.

Article 20. Force Majeure

1.   In the event of Force Majeure (as hereinafter defined), the Party affected or which might be affected by this Force Majeure (the "Affected Party") shall notify the other Parties in writing, describing the circumstances of the Force Majeure, within fourteen (14) days of its occurrence. The Parties will meet with a view to attempting to limit the consequences of the Force Majeure.

Within fourteen (14) days of this first notice, and then, if the Force Majeure event lasts, each month, the Affected Party shall send to the other Parties additional notices setting out a description of the Force Majeure, its consequences on the performance of the obligations of this Party under this Contract and its projected duration.

The other Parties shall have thirty (30) days following receipt of each notice to notify their objections on its contents (a "Dispute Notice"), failing which it shall be deemed to be agreed.

In the event that a Dispute Notice has been sent, the Parties shall use their best endeavours to settle the dispute amicably and in good faith through discussions to take place within a period of fifteen (15) days after receipt of a Dispute Notice by the Party to which it is addressed. Such discussions shall not last for more than thirty (30) Days with effect from the date of receipt by this Party of the Dispute Notice, unless the Parties agree on a different period (the "Amicable Settlement Period").

If, by the end of the Amicable Settlement Period, the Parties are unable to reach an amicable settlement to their dispute in respect of the nature, the duration or the

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effects of a Force Majeure, the dispute shall be finally settled through arbitration in accordance with article 18 of this Contract. It is expressly agreed that the arbitrators shall render their decision within two (2) months of the date on which the application was made to the Court of Arbitration of the International Chamber of Commerce by the most diligent Party. The arbitral award shall be final, the Parties irrevocably waiving by this Contract any right to appeal the award.

2.   As soon as an event of Force Majeure occurs, the fulfilment of the obligations of the Affected Party will be suspended for the duration of the Force Majeure and for an additional period to enable the Affected Party, using its best efforts to re-establish the situation that was prevailing before the event of Force Majeure.

All the conditions, all deadlines and subsequent dates after the date of occurrence of the event of Force Majeure will be adjusted in order to take account of the extension and delay caused by this Force Majeure.

Should the performance of the obligations of an Affected Party be suspended, wholly or partly, owing to an event of Force Majeure, this Contract will be automatically extended for a period equivalent to the duration of the event of Force Majeure.

In case of Force Majeure, neither Party will be liable for the direct or indirect impediment or restriction affecting its ability to perform all or part of its obligations under this Contract.

The Affected Parties will act with all reasonably required diligence to eliminate the Force Majeure as quickly as possible, but this requirement does not involve the obligation to terminate strikes or any other social conflict in a way which would be unreasonable for the Affected Party.

3.   Should an event of Force Majeure which occurs prior to the Establishment of KMT persist for longer than three hundred and sixty (360) days, this Contract shall remain in force and will be extended in accordance with the terms of article 20.2, except in the following cases:

(a)   the Parties, on the initiative of one of the Parties, may terminate this Contract by common agreement, in which case each Party shall be released from all its obligations under this Contract; or

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(b)   one of the Parties may individually terminate this Contract, in which case each Party shall be released from all its obligations under this Contract. However, it is expressly agreed that neither the State nor Gécamines may exercise this right to terminate in the event of Force Majeure (as defined in article 20.5) which is due to or connected with any action or inaction by the State or Gécamines.

4.   Should an event of Force Majeure which occurs after the Establishment of KMT persist for longer than three hundred and sixty (360) days, the Contract shall remain in force and will be extended in accordance with the terms of article 20.2, except in the following cases:

(a)   the State and Gécamines shall have the right, either together or separately, to acquire all of the "C" Shares for a sum fixed either by common agreement or, if an agreement has not been reached in the 30 days from notification by the State and/or Gécamines of the intention to acquire all of the "C" Shares, by an expert nominated by the International Chamber of Commerce at the request of the most diligent Party, the said expert rendering a decision not open to appeal within 60 days from his nomination. In the event that the State and Gécamines should each wish to acquire all of the "C" Shares, the holder may choose to sell them to either the State or to Gécamines. Neither Gécamines nor the State shall be entitled to exercise this purchase option for an event of Force Majeure (as defined in article 20.5) which is due to or connected with any action or inaction by the State or Gécamines; or

(b)   the Parties, on the initiative of one of the Parties, may terminate this Contract by common agreement and KMT shall be put into liquidation in accordance with the terms of its articles of association and Congolese law; or

(c)   the Financially Contributing Parties shall have the right, subject to agreement from the Party concerned, to acquire all of the "A" and/or "B" Shares where: (i) the State and/or Gécamines have indicated following the request by the Financially Contributing Parties, that they do not wish to exercise their option provided for in article 20.4(a) above, or (ii) the State and/or Gécamines have indicated, following the request by the Financially Contributing Parties that they do not wish to terminate this Contract in accordance with article 20.4(b) above, or (iii) the Financially Contributing Parties are disposed to offer for the "A" and "B" Shares an amount per "A" Share and per "B" Share superior to the amount per "C" Share offered by the State and Gécamines, or determined by the expert, in accordance with article 20.4(a) above; or

(d)   one of the Parties may individually terminate this Contract. However it is expressly agreed that neither the State nor Gécamines may exercise this right in the event of Force Majeure (as defined in article 20.5) if it results from or is related to any action or inaction by the State or Gécamines.

5.   For the purposes of this Contract, the expression Force Majeure ("Force Majeure") means any insurmountable event beyond the control of the Affected Party, including, without limitation, any strike, lock-out or other social conflict, any public enemy act, insurrection, riot, public act of violence, act of terrorism, pillage, rebellion, revolt, revolution, war (whether declared or not), civil war, sabotage, blockade, embargo, coup d'état, act of state (*fait du prince*) or any other political event, any natural disaster, epidemic, cyclone, supersonic wave, landslide, lightening, storm, flood, earthquake or extreme meteorological conditions, any fire or explosion, any expropriation, nationalisation, new legislation, regulation or Governmental decision, delays or failure in obtaining any authorisations and approvals required from public authorities, including environmental protection agencies, any accident which affects or is capable of affecting the successful performance of the Project or its financing, provided that the Affected Party has taken all reasonable precautions, due diligence and alternative means in order to avoid the delay or total or partial non-performance, of the obligations set out in this Contract.

The interpretation of the term Force Majeure will be in accordance with the principles and usage of international law and Congolese law and any dispute relating to an incident or to the consequences of Force Majeure will be settled in accordance with article 18 of this Contract.

Article 21. Confidentiality

Any data and information supplied to the Parties or received by them concerning this Contract, the other Parties, the Tailings Exploitation Permit and/or the Tailings, will be treated as confidential and will not be disclosed to any third party without the prior written agreement of the other Parties (such agreement not to be unreasonably withheld), unless such disclosure is necessary to effect a sale to a third party in accordance with article 17 of this Contract, is required to obtain financing or is required by law or by any competent regulatory authority. When disclosure is required by law or by a competent regulatory authority, a copy of the information for which disclosure is required, including, without limitation, any press communiqués, will have to be provided to the other Party within as reasonable as possible a period of time before this disclosure. If this disclosure is necessary to make a transfer to a third party effective or to obtain financing for the Project, the third party or the lender will be obliged to sign a confidentiality agreement beforehand.

Article 22. Liability and Indemnity

1.   Subject to article 22.2 below, KMT shall be responsible for losses caused by its exploitation on the Kolwezi Tailings Area under the Tailings Exploitation Permits in accordance with the Mining Code and the Mining Regulation, and particularly article 405 of the Mining Regulation.

2.   Neither KMT, nor its Affiliated Companies, nor the Shareholders shall be liable towards the State, Gécamines or third parties for complaints, losses, penalties, claims, obligations or other sanctions concerning, in particular and without limitation, the pollution of the environment, losses, damage or accidents, within or outside the Kolwezi Tailings Area or in relation to the Tailings, if these result, directly or indirectly:

a)   from mining operations, actions or omissions by Gécamines, or of the State occurring before or after the Transfer Date; or

b)   from action or inaction by a third party on or in relation to the Kolwezi Tailings Area.

3.   Gécamines undertakes, jointly and severally with the State, to indemnify KMT, its Affiliated Companies and Shareholders against all damage, costs, loss or expense that they may suffer as a result of the violation of such provisions of articles 9.2, 10.1(d) and 22.2.

4.   The State undertakes, jointly and severally with Gécamines, to indemnify KMT, its Affiliated Companies and Shareholders against all damage, costs, loss or and expense that they may suffer as a result of the violation of such terms stipulated in articles 5.9, 9.2, 9.3, 10.1(d) and 22.2.

5.   In addition, the State shall indemnify KMT for all environmental liability incurred by KMT under the Tailings Exploitation Permit in relation to any event preceding the Transfer Date. This indemnity by the State shall become null and void from the moment and to the extent that KMT is released from this environmental liability by Gécamines obtaining a certificate of release from its environmental liability under the Tailings Exploitation Permit, in accordance with the terms of the Mining Code and Mining Regulation, and in particular article 405 of the Mining Code.

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6. If, in accordance with article 18 of this Contract, a definitive decision of the court of arbitration of the International Chamber of Commerce finds that the State has imposed on KMT or the Financially Contributing Parties an unusual tax or additional levy, or one in excess of that which existed at the date of signature of this Contract, and if in the thirty days from this arbitral award, the State has not re-paid the excess levy to the person that paid it, and if no other solution is found, the State and Gécamines undertake to take responsibility for the excess levies by authorising KMT and the Financially Contributing Parties to set off against all Advances, payments, bonuses and/or distributions whatsoever payable by KMT or CMD to the State and/or Gécamines by virtue of this Contract, it being understood that any future reimbursement by the State shall be, in this event, reimbursed immediately to Gécamines.

Article 23. Miscellaneous provisions

1. **No association or partnership (*Société ou participation*)**

Unless otherwise expressly stipulated, nothing in this Contract will be interpreted as creating any association or partnership whatsoever between the Shareholders, as making one Shareholder an agent acting for or legal representative of another, or as creating any fiduciary relationship whatsoever between the Shareholders.

No Shareholder will have the power to contract any obligation on behalf of another Shareholder or incur the liability of another Shareholder without an express written mandate.

Subject to the exceptions expressly set out in this Contract, the rights, duties, obligations and responsibilities of the Shareholders will be separate and not joint and several.

2. **Amendments**

This Contract may only be amended or modified by a written document signed by all the Parties or by their respective duly authorised successors and assigns.

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3.   **Annexes**

The following annexes are attached to this Contract and form an integral part hereof:

Annex A   Table of co-ordinates
Annex B   Map of the Site
Annex C   Description of the Kolwezi Tailings and the Kolwezi Tailings Site
Annex D   Description of the Kolwezi Tailings Project
Annex E   Contract for the Transfer of the Tailings Exploitation Permit
Annex F   Articles of Association of KMT

In the event of a conflict between the provisions of the annexes and the terms and conditions of the Contract, the terms and conditions of the Contract will prevail.

4.   **Transfer and securities**

Subject to the provisions of article 17, this Contract cannot be assigned by a Party without the consent of the other Parties, such consent not to be unreasonably withheld.

KMT shall be free to grant any security over its assets in order to guarantee the financing or refinancing of the Project in accordance with the prevailing legislation. In addition, the Shareholders shall be free to grant any security over the Shares or any receivables or rights that they hold against KMT.

5.   **Applicable Law**

Congolese law will be applicable.

6.   **Additional Undertakings**

Each Party undertakes, at any time at the request of another Party, to draft, sign, acknowledge and issue all additional acts, documents and additional agreements which are reasonably necessary for proper performance of all of the provisions of this Contract.

7.   **Scope**

This Contract binds the Parties, together with their respective authorised successors and transferees. Nothing in this Contract is intended, explicitly or

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implicitly, to grant any right or recourse whatsoever under this Contract, to any third party whatsoever, except those rights conferred upon KMT by virtue of this Contract.

8. **Entire agreement**

This Contract contains the entire agreement of the Parties concerning its subject and replaces any previous agreement between the Parties on this subject.

9. **Environment**

KMT's activities will be carried out in accordance with the environmental standards which are internationally recognised as being good mining practice.

10. **Language**

This Contract is signed in the French version and will be translated into English.

The French version will prevail in case of conflict between the two versions.

11. **Accounts and Financial statements**

KMT's accounts and financial statements will be kept and drawn up in accordance with the accounting laws in force in the Democratic Republic of Congo and the Generally Accepted Accounting Principles.

KMT's accounts will be kept and KMT financial statements will be drafted in US Dollars. They will be converted into local currency at the closing date for entries for the purposes of publication, registration or declarations in the Democratic Republic of Congo using the international conversion rules.

12. **Waiver**

The fact that a Party to this Contract refrains from demanding strict adherence of any provision of this Contract, on one or more occasions, will not be interpreted as a waiver of such provision.

13. **Effective Date**

This Contract will take effect on the date of its signature by the Parties.

IN WITNESS WHEREOF, the Parties to this Contract have executed this Contract in six (6) original copies, each Party acknowledging having received two (2) original copies.

At: Kinshasa

On: 23 March 2004

THE DEMOCRATIC REPUBLIC OF CONGO

Joseph Mudumbi Mulunda   Eugène Diomi Dongala
Minister of Portfolio   Minister of Mines

LA GENERALE DES CARRIERES ET DES MINES

Twite Kabamba   Nzenga Kongolo
Chairman of the Board of Directors   *Administrateur Délégué Général*

CONGO MINERAL DEVELOPMENTS LIMITED

Thimothy Philip Read   François Colette
Director   Director

ANNEX A : Co-ordinate list		

Point	X	Y
A	25˚24'30"	10˚35'00"
B	25˚26'30"	10˚35'00"
C	25˚26'30"	10˚36'00"
D	25˚28'00"	10˚36'00"
E	25˚28'00"	10˚41'00"
F	25˚27'30"	10˚41'00"
G	25˚27'30"	10˚41'30"
H		
I	25˚27'00"	10˚41'30"
J	25˚27'00"	10˚42'30"
K	25˚25'30"	10˚42'30"
L	25˚25'30"	10˚41'30"
M	25˚26'00"	10˚41'30"
N	25˚26'00"	10˚41'00"
O	25˚27'00"	10˚41'00"
P	25˚27'00"	10˚39'00"
Q	25˚24'30"	10˚39'00"
R	25˚24'30"	10˚38'00"
S	25˚23'00"	10˚38'00"
T	25˚23'00"	10˚36'00"
U	25˚24'30"	10˚36'00"

ANNEX B: Map of the site

[*See map attached*]

**ANNEX C: Descriptions of the Kolwezi Tailings
and the Kolwezi Tailings Area**

Part 1 - Description of the Kolwezi Tailings

The Kolwezi Tailings consist of three separate sites of tailings produced by the concentrator, situated close to the town of Kolwezi. The sites have been created from residue generated by the Kolwezi concentrator, by building retaining walls between which this residue has been discharged.

Kingamyambo is one of the agreemental sites created by constructing a retaining wall and filling the centre with tailings. The Tailings of the Musonoi valley and the Kasobantu have been created from residue generated by the concentrator and then discharged into the river valley. The Kasobantu dam retains the tailings from flowing further down the valley.

The following table shows the indicative tonnage of tailings (containing copper, cobalt and other metals and minerals) as supplied by CMD:

NAME	METRIC TONNAGE IN MILLIONS OF TONNES
Kingamyambo	42.3
Musonoi valley and Kasobantu	70.5
Total	**112.8**

Part 2 - Description of the Kolwezi Tailings Area, with attached maps

The Kolwezi Tailings Area is shown on the attached maps with co-ordinate points A to U inclusive.

The Kolwezi Tailings Area includes the Kolwezi concentrator tailings described in the first part of this annex, the proposed new treatment plant at Kolwezi and the proposed future tailings dams for the reprocessed Kolwezi Tailings.

The attached map to the scale mentioned on it shows the position of the Kolwezi Tailings Area, the location of the Kingamyambo, Musonoi and Kasobantu tailings and the potential sites for the proposed new treatment plant and of the future tailings dams.

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The Feasibility Study will determine the final site for the proposed new treatment plant and of the future tailings dams.

ANNEX D: Description of the Kolwezi Tailings Project

The re-treatment of the Kolwezi tailings deposits containing copper and cobalt oxides is a major undertaking and of considerable importance to the Democratic Republic of Congo. The presently anticipated scale of production for the Kolwezi operation is approximately 42,000 tons of copper and approximately 7,700 tons of cobalt per year for the initial phase of the Project.

An exercise of this size requires the knowledge and expertise of company personnel and of international firms of mining consultants and CMD regularly uses a number of reputable consultants in its evaluation of the Kolwezi Tailings Project.

This Annex explains the work that has been completed to date and the planned progression of the Project until it is in production. It consists of Sections I (Description of the Kolwezi Tailings Project), II (Timetables) and III (Budgets).

This Annex shows the development of the Project as planned by and executed the Financially Contributing Parties. The final budget estimate and scale of quotations of the Project will be confirmed by the Feasibility Studies. However, the Board of Directors reserves the absolute and unconditional right to make any amendments, changes, deletions or additions they choose to this Annex at any time as the Project progresses including changes to the project scope, size and timetable in light of relevant technical, economic and financial circumstances.

SECTION I: DESCRIPTION OF THE KOLWEZI TAILINGS PROJECT

A) PROSPECTING AND EXPLORATION

Prospecting and exploration activities were undertaken in Kingamyambo, Musonoi and Kasobantu tailings deposits, included, inter alia, the following activities:

(i) Preparation Works (completed)

A contract was awarded to Dumps & Dune drilling contractors who undertook a drilling program over the entire areas of the two tailings deposits. A contract was also awarded to the south African council MineNet whose responsibility included the compilation of the drillings results, the geostatistical evaluation and the

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generation of the tonnage and grade of the tailings deposits. MineNet utilised several sub-consultants to perform the work.

(ii) Exploration Work (completed)

The drilling campaign utilised auger drills on a grid pattern of 100x100 for Kingamyambo and 200x200m for Musonoi resulting in approximately 1200 drill holes and over 10,200 metres being drilled. The location of the drilling sites was confirmed by GPS. All drillings samples were collected as 1.5 metre composites. The standard procedures for handling, storage and transport were fully implemented. All analysis was undertaken by South African Laboratories and confirmed by Lakefield. Densities, size analysis and leach efficiencies were undertaken. Reference samples were retained and stored in Kolwezi.

(iii) Geological modelling (completed)

All drilling results were digitised including analysis, survey, grade etc. A model of the copper and cobalt zones was produced and volumes of the tailings deposits were calculated. Extensive geostatistics was carried out on the grade distribution and a 3D interpolation of the quality of the metals present was produced. The model created sections and plans and the grade and tonnage distribution in the Tailings was calculated. The full results were then audited by SNC Lavalin in October 2000 and its report confirmed the tonnage and grade values for Kingamyambo, Musonoi and Kasobantu.

B) TECHNICAL STUDIES (COMPLETED)

Since the completion of the prospecting and exploration in 1998, significant work has been undertaken to date on the mine plan, flowsheet development, costings, environmental studies and engineering concepts. All of this work is part of the overall technical development that needs to be completed to achieve Financial Close.

The following technical work has been completed.

(i) Mining Method

An experienced South African company, Fraser Alexander, visited the site and prepared an outline of mining methodology as well as indicative equipment sizings and costings. A report was prepared in 1999 and subsequently updated in 2001.

(ii) Mine Plan

A South African mining consultancy, LQS, were commissioned on an ongoing basis to carry out detailed mine schedules utilising the proposed mining method as well as the metallurgical recoveries achieved in the pilot plant. The mine schedule also took into account the high variations in grade and particle size in order to blend the material to provide the optimum feed to the plant. The mine plan was designed to optimise the throughput capacity of the two tank houses.

(iii) Flowsheet Development

In 2000, CMD took 100 tonnes of representative sample from the dams and blended it into a number of parcels to represent potential feedstock parameters. A fully integrated pilot plant capable of handling 15kg/hour was constructed in Johannesburg and was designed to operate on a fully continuous basis. It was able to include plant recirculating loads in order to simulate as far as possible, the commercial plant configuration.

An international metallurgical team (including Gécamines and CMD) experienced in copper and cobalt production was assembled to provide direction to the various flowsheet options. A number of different flowsheets for both copper and cobalt were evaluated over a period of 12 months and a final, preferred flowsheet was selected. This was then operated for over 6 weeks to finally determine the overall metal recoveries and qualities. A successful final programme was achieved. Subsequently a short form process design criteria was produced as well as a summary engineering database.

(iv) Engineering and Costing Studies

In March 2001 and subsequently in February 2003, Hatch Engineers in South Africa were commissioned to investigate the engineering aspects of the project and to produce preliminary capital and operating costs. To undertake this task, a Hatch team visited the site to determine the access, power, Tailings and construction services available. In addition the water requirements and adequacy of building materials was investigated. Hatch then obtained budget quotations for the equipment and unit prices were requested for all construction services and materials.

(v) Environmental Impact Assessment (EIA)

In October 2002, SRK of South Africa were commissioned to undertake an Environmental audit and assessment study for the Project. This Phase I report covered the water qualities and water flows as well as the physical effects on the area by the proposed operation. In addition a full review was completed on the social benefits to the region and meetings were conducted with interested and affected parties.

(vi) Flowsheet Description

Proposed process flowsheet

For Kingamyambo, Musonoi and Kasobantu, CMD is planning to use high-pressure water monitoring equipment. The tailings will be collected at two or more different places in order to ensure that the supply of the plant is homogeneous. After recovery, the residues will pass through a screens then will be pumped to the plant.

This slurry will then be thickened and the water (filtrate) will be recycled to the mining operation and the underflow will go to the copper lixiviation circuit.

The lixiviation of copper and cobalt will be done by the addition of sulphuric acid and sulphur dioxide.

At this stage, it is anticipated that most of the copper and cobalt will be lixiviated, as well as impurities such as iron, aluminium, zinc and nickel. The lixiviated pulp will pass into the copper filtration circuit.

The slurry will then be decanted and the rich, clarified solution will go to the copper extraction circuit where the copper will be extracted by solvent (SX). The raffinate, low in copper and high in acid, will return to the copper lixiviation. The stripping of copper from the organic phase is effected with the electrolysis return solution and the solution rich in copper will go to electrowinning where the copper is recovered in the form of cathodes.

It is proposed to use stainless steel cathodes to receive the copper deposit. Copper cathodes will be of high purity and are ready for sale without the necessity for further processing.

A bleed will be taken from the copper raffinate, which will be rich in cobalt but will contain impurities like iron, aluminium, nickel, zinc, magnesium and manganese. In the first stage, the iron and aluminium will be precipitated by raising the pH. For the purification of nickel, zinc and manganese, different impurity steps will be employed.

Following all the impurity removal steps, the cobalt solution will be sent for extraction by solvent where the nickel will be eliminated by the same operation. The pure cobalt solution will go to electrolysis where the cobalt will be deposited on stainless steel cathodes and acid will be produced on the anode.

The acid solution will return to the extraction by solvent of cobalt and the cobalt deposits will then be separated from the cathodes. They will contain hydrogen, however, which will be extracted by degassing under vacuum at 1000°C.

The degassed cobalt will be polished and casked for sale. The resulting cobalt metal will be of the highest purity and will be ready for sale.

C) COMMERCIAL STUDIES (COMPLETED)

The following work was completed on the commercial aspects of the Kolwezi Tailings Project:

i) CMD commissioned from the Commodities Research Unit two detailed reports covering the anticipated demand, supply and pricing for copper and cobalt over the first ten years of the Project's operation.

ii) In 2002, as part of the discussions with Gécamines on the returns of the Project, CMD commissioned the Royal Bank of Scotland to develop a detailed financial model that produced an internal rate of return to CMD and the Net Present Value to the shareholders over the life of the Project.

iii) In discussions with Alexander Forbes, a major insurance company, a package of the insurances required for the project was developed with indicative premiums.

D) TECHNICAL STUDIES (TO BE COMPLETED)

Following the formation of KMT and the transfer of the Tailing Exploration Permit to KMT, the following technical studies will need to be completed as part of the

Bankable Feasibility Study (BFS) and the overall technical development to achieve Financial Close.

(i) Mine Method

Based on the reports completed to date a full detailed equipment design and sizing is required with associated detailed costings.

(ii) Mine Plan

A final mine plan will be developed to incorporate the preferred throughput and production scenarios and the process design criteria requirements.

(iii) Flowsheet Development

The pilot plant work and results identified two further items that need further metallurgical testwork in order to provide the basis for the engineering design. These relate to scale up criteria and materials of construction.

(iv) Engineering and Costing Studies

A tender will be conducted to select a preferred international engineering company that will produce a Bankable Feasibility Study for the Project. This BFS will cover all technical aspects of the Project and will result in the production of capital and operating costs to a level of accuracy that will be sufficient for the financial lenders. More specifically the BFS will cover and include a detailed Engineering Design plan with associated PFD's and equipment selection and sizing. In addition the selected Engineer, in association with CMD/KMT, will undertake a site visit to ascertain in detail the design and logistics for power supply, access, buildings, construction equipment etc.

Furthermore sterilisation drilling will be undertaken to determine the correct sites for plant and tailings dam sites.

An important component of the overall logistics and costings for the project will be the evaluation of the various transport options of all construction equipment, consumables during operation and the export of metal product. This work will be undertaken by a company experienced in transporting through Southern Africa and they will work closely with the BFS Engineer. Within the scope of this work, the Lobito railway will be studied in the case where it is open.

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The design of the new tailings dam will be conducted by a specialist group who will work closely with the EIA team to ensure construction, operation and rehabilitation of the dams adhere to World Bank Group guidelines.

(v) Environmental Impact Assessment (EIA)

A full Environmental Impact Assessment along with Environmental Management Plan will be conducted by an international consulting company. These studies will be based on the Phase I Scoping Study and Audit report and they will follow World Bank and IFC guidelines.

E) COMMERCIAL STUDIES (TO BE COMPLETED)

In parallel with the Technical studies, significant work has to be undertaken on the commercial side of the project to ensure satisfactory Project financing.

i) Initially further independent market analysis will be undertaken of anticipated supply, demand and pricing for copper and cobalt during the Project life. Discussion with then be initiated with potential customers for the production with the intention of negotiating from off take agreements for the majority of metal output.

ii) The Financially Contributing Parties on behalf of KMT, will commence negotiations providers of debt and equity capital to fully finance the Project through production including provisions for both working capital and capital overruns.

iii) The numerous commercial arrangements will then be documented by various legal agreements, which will involve independent legal representation for each of the interested parties.

iv) KMT will negotiate and execute insurance agreements covering the various risks assumed in construction and operation of the Project.

F) PROCUREMENT, CONSTRUCTION AND COMMISSIONING

Following board approval and Financial Closing, the Project design and construction will be initiated. It is intended that KMT would award a design, construct and commission contract to an acceptable and qualified international engineering company.

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This engineering group along with the KMT technical team will develop the engineering concepts and the plans, whilst the KMT legal team will ensure that the contracts are in place for the procurement and supply of materials. The preparation of civil engineering and the construction of the site of the new plant will commence at the same time as the evaluation of the engineering design and the plans.

The procurement and delivery of the equipment will commence at the earliest opportunity, once tender prices had been received, in order to minimise the development timetable. Once mechanical completion of the plant had been reached, commissioning of the mechanical equipment and associated services will commence followed by the introduction of tailings material.

Thereafter there will be a period of time during which there will be commissioning issues to be resolved and the project will gradually increase throughput and also production of copper and cobalt metal.

At the appropriate time, the commissioning tests, as set by the Engineering contracts and Financing Parties, will be undertaken. When these tests have been passed, the "Project Completion" will have been achieved.

SECTION II -TIMETABLES

Prospecting and exploration - completed
Technical Studies – completed
Commercial Studies – completed
Technical Studies – to be completed

The technical studies to be completed as described in Section I will require up to 8 months to complete.

Commercial Studies to be completed

The commercial studies to be completed as described in Section I will require 8 months once the technical feasibility is completed.

Procurement, Construction and Commissioning

Prior to Financial Close, during the completion phase of the Feasibility Studies and the phase of arrangement of the financing, an engineering contractor will be selected by KMT to execute the design and construction of the Project installations. Insurances will also need to be put in place to cover the construction phase.

Following signature of the loan documentation and the Project go-ahead decision, there will be Financial Close. Following a negotiation period of 1 month for the construction contract, detailed engineering mobilisation of equipment and employment of construction personnel will commence.

It is envisaged that the design and construction of the complete operation to the mechanical completion stage will take approximately 21 months.

Following the construction of the plant, there will be metallurgical commissioning and the ramp-up of throughput and production of metal.

A period of 6 months has been allowed for the Project to meet the technical completion tests and other completion tests required by the Financing Agreements.

In summary it could take 44 months from the date of transfer of the Tailings Exploitation Permits to Project Completion which includes a minimum of 16 months to achieve Financial Close.

SECTION III - BUDGETS

CMD's provisional budget for the Kolwezi Tailing Project, on the basis of 3,000,000 tonnes of treated tailings per year for an annual production of 42,000 tonnes of copper and 7,700 tonnes of cobalt, is indicated in the table below. This budget covers two main components; the first being the actual costs incurred to date by the Financially Contributing Parties for the work undertaken as described in Section I and the second being the estimated costs for the work to be undertaken to bring the Kolwezi Tailings Project into production also as described in Section I.

However, the Board of Directors reserves the absolute and unconditional right to make any amendments, changes, deletions or additions they choose as the Project progresses in relation to, among others, changes to the Project scope, size and timetable in light of relevant technical, economic and financial circumstances.

Technical and Commercial Studies Completed	$ 10,000,000
Technical and Commercial Studies to be completed	$10,000,000
Purchase price – First tranche	$ 5,000,000
Purchase price second tranche	$10,000,000
Execution (estimated by HATCH SA)	$307,000,000
GRAND TOTAL	**$ 342,000,000**

The final budget will be submitted for the Approval of KMT's Board of Directors.

ANNEX E: Contract for the Transfer of the Tailings Exploitation Permit

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CONTRACT FOR THE TRANSFER OF THE TAILINGS EXPLOITATION PERMIT

- *BETWEEN* -

LA GENERALE DES CARRIERES ET DES MINES, a state enterprise under Congolese law, with its registered office at 419, boulevard Kamanyola, BP 450, Lubumbashi, Democratic Republic of Congo; represented by its duly authorised signatories

hereinafter referred to as "**Gécamines**"   OF THE FIRST PART

AND

KINGAMYAMBO MUSONOI TAILINGS, a Congolese limited liability joint stock company, with its registered office at 13, avenue M'pala, Quartier Golf, Lubumbashi, Province of Katanga, Democratic Republic of Congo, represented by its duly authorised signatories

hereinafter referred to as "**KMT**"   OF THE SECOND PART

Hereinafter referred to collectively as "**Parties**" or individually as "**Party**".

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PREAMBLE

Gécamines is the sole and exclusive owner of the Tailings Exploitation Permit relating to the Tailings, which are the tailings from the Kolwezi concentrator, which principally contain copper and cobalt, together with other exploitable mineral substances, situated on the areas of Kingamyambo, Musonoi valley and Kasobantu in Kolwezi in the Katanga province of the Democratic Republic of Congo.

Further to an international invitation to tender through which AMFI, a subsidiary of AMF, was selected by Gécamines, Gécamines and CMD, a subsidiary of AMF, have formed a joint venture with a view to the joint exploitation of the tailings from the Kolwezi concentrator (the "Tailings") pursuant to the agreement entitled "Contract of Association" dated 7 November 1998 (the "Original Contract of Association").

On [•], Gécamines, CMD and the State entered into a new contract of association, the purpose of which is to define, in accordance with the Mining Code and the Mining Regulation, the framework for the creation of KMT as well as the terms and conditions of the transfer of the Tailings Exploitation Permit to KMT. The purpose of the present Contract is to implement the transfer of the Tailings Exploitation Permit by Gécamines to KMT subject to the administrative procedures under the Mining Code and the Mining Regulation.

IN CONSEQUENCE WHEREOF, THE PARTIES AGREE AS FOLLOWS:

Article 1. Definitions

1.   In this Contract, unless otherwise defined, capitalised terms will have the meaning given to them in the Contract of Association. In addition, the following capitalised terms will bear the meanings ascribed thereto below:

- Contract: this contract for the transfer of the Tailings Exploitation Permit, together with its annexes which shall form an integral part hereof.

- Contract of Association: the contract of association between Gécamines, the Democratic Republic of Congo and CMD dated [•] 2003.

- Party or Parties: Gécamines and/or KMT, and any other entity to which the rights and obligations arising under this Contract have been transferred.

- Tailings: the tailings from the Kolwezi concentrator which Gécamines transfers to KMT pursuant to this Contract, including:

  1. the Kingamyambo tailings as delimited by the map at annex B to this Contract; and

  2. the Musonoi Valley tailings as delimited by the map annexed to this Contract.

- Tailings Exploitation Permit: the permit for the exploitation of the tailings on the Kolwezi Tailings Area, created upon the validation and transformation of Gécamines' mining titles in accordance with the new Mining Code.

2. The terms of article 1.2 of the Contract of Association shall apply to this Contract.

Article 2. Purpose

Gécamines transfers to KMT, which accepts, all its rights in relation to the Tailings, including the Tailings Exploitation Permit, of which it is owner.

Article 3. Transfer

1. **Transfer of the Tailings Exploitation Permit**

By express agreement, the Tailings Exploitation Permit shall be transferred to KMT with effect from the return to KMT by the Mining Register (*Cadastre Minier*) of the Tailings Exploitation Permit bearing an endorsement of the transfer to KMT in accordance with article 380 of the Mining Regulation.

2. **Sale of the Kolwezi concentrator to a third party**

In the event of sale of the Kolwezi concentrator by Gécamines to a third party, Gécamines undertakes to request that the third party purchaser implements all adequate measures in order to prevent the deposit of new tailings produced by the concentrator on the Kolwezi Tailings Area, except where agreement has been reached between the third party purchaser and KMT.

3. **Definitive transfer**

By express agreement, the transfer of the Tailing Exploitation Permit and of all rights in relation to the Tailings will be definitive as from satisfaction of the conditions detailed in articles 2 and 3.1 above.

4. **Transfer procedure**

The Parties undertake to do all things necessary to accomplish, without delay, the administrative procedures to transfer the Tailings Exploitation Permit to KMT as specified by the Mining Code and the Mining Regulation.

Article 4 – Price

In consideration for the transfer by Gécamines of its rights in relation to the Tailings and the Tailings Exploitation Permit, KMT will pay the amounts specified in article 7 of the Contract of Association.

Article 5 - Terms of payment

The Parties expressly agree that the payments provided in article 4 above will be made pursuant to the terms and in accordance with the provisions of article 7 of the Contract of Association.

Article 6 – Declarations, Representations and Warranties

1. The Parties expressly agree that the declarations, representations and warranties made in article 9 of the Contract of Association are hereby made for the benefit of KMT under this Contract.

2. In accordance with article 182, paragraph 5, of the Mining Code, KMT undertakes towards the Congolese State to assume all Gécamines' obligations towards the State which result from the Tailings Exploitation Permit.

3. In accordance with article 186 of the Mining Code, the transfer of the Tailings Exploitation Permit to KMT shall not dispense Gécamines from its obligations towards the State for the payment of the costs and charges in relation to the Tailings Exploitation Permit for the period during which it was owner of the Tailings Exploitation Permit, nor of its environmental rehabilitation obligations, subject to Gécamines obtaining a certificate of release from its environmental obligations for the Kolwezi Tailing Areas in accordance with the provisions of the Mining Code and the Mining Regulation and article 10.1(g) of the Contract of Association.

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Article 7 - Miscellaneous provisions

The Parties expressly agree that the provisions of the Contract of Association relating to arbitration (article 18), force majeure (article 20), confidentiality (article 21), governing law (article 23.5) and language (article 23.10) shall apply to this Contract.

Article 8 - Notifications

The Parties expressly agree that the provisions of clause 19 of the Contract of Association relating to notices shall apply to this Contract, except for the replacement of CMD's address with KMT's address as follows: [·]

Article 9 - Effective Date

This Contract will take effect on the date of its signature by the Parties.

IN WITNESS WHEREOF, the Parties have executed this Contract on [♦] 2003 in four (4) original copies, each Party acknowledging having received two (2) originals.

LA GENERALE DES CARRIERES ET DES MINES

_____ _____

President of the Board of Directors   The Managing Director

KINGAMYAMBO MUSONOI TAILINGS SARL

----------------------   ----------------------

[·]   [·]

ANNEX F: Articles of Association

KINGAMYAMBO MUSONOI TAILINGS

abbreviated to "**KMT**",
a Congolese joint stock company with limited liability

ARTICLES OF ASSOCIATION

AMONG THE UNDERSIGNED:

1.   LA GENERALE DES CARRIERES ET DES MINES,
a state enterprise under Congolese law, having its registered office at 419, boulevard Kamanyola, B.P. 450, Lubumbashi, Democratic Republic of Congo,

represented by [●] and [●],

hereinafter referred to as "**Gécamines**"

2.   CONGO MINERAL DEVELOPMENTS LIMITED
a company under the law of the British Virgin Islands, registered under number 271751, having its registered office at 49 Main Street, Road Town, Tortola, British Virgin Islands

represented by [●] and [●],

hereinafter referred to as "**CMD**"

3.   THE DEMOCRATIC REPUBLIC OF CONGO
represented by [●],

hereinafter referred to as "**the State**"

4.   [●]

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5.   [●]

6.   [●]

7.   [●]

A JOINT STOCK COMPANY WITH LIMITED LIABILITY IS HEREBY FORMED AS FOLLOWS:

TITLE I - FORM - NAME – REGISTERED OFFICE - PURPOSE - DURATION

Article 1: Form - Name

The present company is constituted in the form of a joint stock company with limited liability (*société par actions à responsabilité limitée*), called "**KINGAMYAMBO MUSONOI TAILINGS"**, abbreviated to KMT, pursuant to the company law in force in the Democratic Republic of Congo.

Article 2: Registered office

The company's registered office is established in Lubumbashi, at avenue M'Pala n°13, Quartier Golf, Province of Katanga, Democratic Republic of Congo.

The registered office may be transferred to any other place in the Democratic Republic of Congo by a simple decision by the Board of Directors, subject to approval by the following shareholders' meeting (the "Shareholders' Meeting"), the approval having to be filed in the clerk's office of the Tribunal de Grande Instance of the district of the company's registered office.

Similarly, the Board of Directors may create administrative offices, operating offices, agencies, liaison offices and branches in the Democratic Republic of Congo or abroad, by simple decision and where it considers this useful. The creation of subsidiaries shall be decided by the Shareholders' Meeting.

Article 3: Objects

The company's objects are prospection, searching, exploitation, processing and related operations concerning the mining sector generally, and more particularly the study and processing of the existing tailings, to be found in Kingamyambo, in

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the valley of the Musonoi, at Kasobantu and at Kolwezi, in the province of Katanga, in the Democratic Republic of Congo, as well as the production and marketing of the usable mineral substances contained therein.

It may carry out any commercial, industrial, mining, financial or civil operations or operations relating to movable or fixed assets, directly or indirectly related to its objects or to any similar or connected purpose of such a nature as to promote its development.

The company shall be entitled to undertake, as director, liquidator or otherwise, the management, supervision and control of any affiliated companies.

The company may acquire interests by way of capital contributions, in cash or in kind, of merger, of subscription, of participation, of financial intervention or otherwise, in any company or enterprise, present or future, in the Democratic Republic of Congo or abroad, having objects that are identical, similar or related to its own or of such nature as to promote the development of its business purpose.

It shall also be entitled to grant any loans or guarantee any loans granted by third parties to affiliated companies.

Article 4: Duration

The company is constituted for a duration of thirty (30) years from the time its creation is authorised by presidential decree.

TITLE II - CAPITAL - SHARES - BONDS

Article 5: Capital

The company's capital is initially set at fifty thousand US dollars (50,000 US$).

The capital is represented by:

- 6,250 A shares, numbered from 1 to 6,250,
- 2,500 B shares, numbered from 6,251 to 8,750, and
- 41,250 C shares, numbered from 8,751 to 50,000

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of one American dollar (1 US$) each, each representing one fifty-thousandth (1/50,000th) of the share capital, fully subscribed to and paid up in cash by the following shareholders:

1. Gécamines	6,250 A shares
2. Democratic Republic of Congo	2,500 B shares
3. CMD	41,246 C shares
4. [..]	1 C share
5. [..]	1 C share
6. [..]	1 C share
7. [..]	1 C share

Except insofar as explicitly agreed below, there are no differences in the rights and privileges granted to the A, B or C shares.

- "A" shares shall be entitled, from the date of the beginning of the exploitation for the project of processing the existing old tailings mentioned under business purpose above, this date being approved by the lenders following the achievement of the commissioning tests of the company's installations, and until the date when the senior debt and the subordinated loans (including interest) granted for the initial development and construction phase of the project, to the exclusion of any extension or renovation, having been fully reimbursed, to the right to a cumulative initial priority dividend (the "Initial Priority Dividend") equal to 2.5% of the free cash flow for each financial year which shall be payable within one hundred and eighty (180) days following the end of each financial year. The free cash flow of a financial year is defined as the positive cash flow, available for dividend distribution or the repayment or service of shareholder loans, comprising, based on audited statements for the financial year most recently ended, KMT's earnings after interest and taxation, plus depreciation and other non cash items, (that meaning for any period, the net aggregate amount (which can be a positive or a negative number) of all non cash expenses and non cash credits which have been subtracted or, as the case may be, added in calculating net income, including without limitation depreciation, amortisation, deferred taxes and provisions for severance pay of staff and workers) less investment, all sums paid or due under the financing agreements and the provisions for working capital.

  If the distributable profit for a financial year is not sufficient, pursuant to Congolese law and subject to the restrictions which may by imposed by the lenders and to the obligations of redemption of the senior debt due over the financial year concerned, to fully pay the Initial Priority Dividend owed to "A" shares, the part of the Initial Priority Dividend which will not have been paid, shall be paid first from the distributable profit of the following financial year.

From the financial year following the financial year during which the senior debt and the subordinated loans have been fully reimbursed, the Initial Priority Dividend shall be replaced by a new priority dividend calculated as follows:

If, during a financial year, the average real price of cobalt (calculated by applying the consumer price index of the United States of America (CPI-U) using 31 December 2003 as the starting date) exceeds ten (10) US Dollars per pound of cathode, each "A" Share shall be entitled, for that financial year, to a supplementary dividend (the "Commercial Dividend") corresponding to the percentage, pro rata for each "A" Share to the total number of "A" Shares, of a sum of ten (10) cents for each US Dollar above ten (10) US Dollars, calculated, based on audited accounts, on the average FOR price paid to KMT in consideration of sales of cobalt for the financial year in question. This sum shall be calculated in the following way:

N x (P1-P2) X 10/100

Where:

N = cobalt sold in the financial year concerned (in pounds)

P1 = average FOR price received for the sales of cobalt for the financial year concerned (in Dollars per pound)

P2 = a price of 10 US Dollars indexed by the US CPI-U – start date 31 December 2003

This Commercial Dividend shall only apply in the event that the ordinary dividends are payable to each shareholder for the financial year concerned and in the absence of any senior debt, subordinated loan or other loan granted to KMT by the shareholders or third parties, except by agreement of the shareholders or third party lenders. In the event that the shareholders holding "C" shares grant new loans to KMT after the full reimbursement of the senior debt and subordinated loans, including interest, granted for the development and construction phase, the Commercial Dividend shall be replaced, until reimbursement of these new loans, by the Initial Priority Dividend.

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The Initial Priority Dividend and the Commercial Dividend shall become null and void and the "A" shares shall only enjoy rights identical to the "B" shares in the event that the "A" shares are sold or transferred, in whatever manner, to an entity not detained and entirely controlled, directly or indirectly, by the State.

- Subject to the right of "A" shares to the Initial Priority Dividend as provided for above and for the same term as that, each "B" or "C" share will be entitled to a right to a non-cumulative priority dividend calculated pro rata according to the total number of "A", "B" and "C" shares, of 20% of the free cash flow available, as defined above.

- Subject to the payment of the "A" shares' Initial Priority Dividend and Commercial Dividend, and the "B" and "C" shares' priority dividends referred to in the paragraph above, each share shall have a right to dividends equal to the remaining balance of the distributable profit, calculated pro rata according to the total number of "A", "B" and "C" shares.

The shares transferred to an affiliated company (as defined in article 9 below) remain of the same class (A, B or C).

The shareholders' liability is limited to the amount of their subscription, represented by the shares mentioned above.

Article 6: Calls for funds

The commitment to pay up a share is unconditional and indivisible.

All shares shall be paid up in full at the time of subscription.

Article 7: Indivisibility of the shares

The shares are indivisible and the company recognises only one (1) owner for each share.

Article 8: Nature of the shares

All of the shares are registered and they may never be represented by negotiable securities.

Proof of ownership of the shares results from an entry in the register of shareholders that is kept at the company's registered office.

Certificates concerning entries in the register of shareholders shall be delivered to the shareholders. The said certificates do not constitute an ownership deed and may not be transferred.

Article 9: Shares transfers

A. Procedure

Transfers of shares shall only be valid after the company's constitution is authorised by presidential decree.

The shares may only be validly transferred to third parties with the shareholders' prior approval pursuant to the provisions of articles 26 and 32 of the present articles of association. The notice or request for approval must be sent by the assignor in writing to the Board of Directors.

Any transfer of shares is carried out by means of a transfer declaration, entered in the register of shareholders, dated and signed by the assignor and the assignee or by their authorised agents, or in any other way authorised by law.

Except insofar as agreed below in articles 9B, 9C and 9D or in case of written agreement of the shareholders, no shareholder may sell, assign, transfer, dispose of, convey to a company, even in case of merger or of absorption, or pledge its shares or convertible bonds (hereinafter collectively referred to as the "shares") or grant any security interest whatsoever on them (hereinafter collectively referred to as a "transfer" or an act of "transferring") to any person whatsoever, or conclude any document or promise of a document aimed at immediate or future transfer, whether certain or only possible, of the company's shares. Forced sale, by way of the courts or otherwise, of a shareholder's shares shall be subject to the provisions of the present article, as if the said transfer were voluntary.

Any transfer of shares must be recorded by private contract or in a notarised document and must be the object of an entry in the register of shareholders. The transfer document must be served on the company and be filed in the clerk's office of the *tribunal de grande instance* of the district of the company's registered office.

B. Transfer between shareholders

Transfer between shareholders is unrestricted.

C. Transfer to affiliated companies

Transfer of all of a shareholder's shares to an affiliated company of the said shareholder is unrestricted.

An affiliated company is any company or entity that, directly or indirectly, controls or is controlled by a shareholder, or any company or entity that, directly or indirectly, controls or is controlled by a company or entity that, itself, controls or is controlled by a shareholder. "Control" (or the verb "to control") means direct or indirect holding (or to hold directly or indirectly), by a company or entity, of more than fifty percent (50%) of the voting rights at the shareholders' meeting of another company or entity.

D. Pre-emption right

Unless otherwise agreed in writing by the Shareholders:

a) **Third Party Offer.** A shareholder (the "Transferor") may transfer all or part of its shares to a third party if it has received a firm written offer (the "Third Party Offer") from a person acting in good faith under competitive conditions (the "Bidder"), proposing to acquire all or part of the Transferor's shares (the shares, transfer of which is planned in this way being hereinafter designated as the "Transferor's Shares"), the said offer being subject only to reasonable conditions precedent, and if the Transferor has received satisfactory assurances that the Bidder is financially able to execute the terms of the Third Party Offer. The Third Party Offer shall have to be irrevocable for a period of at least eighty (80) days.

b) **Transferor's Offer.** Within ten (10) days following receipt of the Third Party Offer, the Transferor shall send a copy thereof to the other shareholders (the "Other Shareholders") at the same time as its own offer to sell the Transferor's Shares to the Other Shareholders on the same terms and conditions (the "Transferor' Offer"), in proportion to their respective holding in the company calculated without taking into account the shares offered.

c) **Pre-emption right.** The Other Shareholders shall hold a pre-emption right with respect to all (but only all) of the Transferor's Shares that are offered

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to them and shall have to exercise the said right within thirty (30) days of the date of the Transferor's Offer by way of a written notice addressed to the Transferor, it being understood that the Other Shareholders that are not inclined to exercise their pre-emption rights shall have to transfer, in proportion, their pre-emption rights to the remaining Other Shareholders.

d) **Acceptance of the Third Party Offer.** If, within the above-mentioned period of thirty days, the remaining Other Shareholders have not accepted or only partially accepted, the Transferor's Offer, the said offer shall be deemed to have been rejected as a whole and the Transferor shall be entitled to accept the Third Party Offer and to conclude the transfer with the Bidder.

e) **Absence of sale to the Bidder.** If the transfer between the Assignor and the Bidder is not concluded within forty (40) days of the rejection or the deemed rejection (in case of partial acceptance) of the Other Shareholders of the offer contained in the Transferor's Offer, the Transferor shall only be entitled to sell all or part of its shares to a third party if it again complies with the entire procedure set forth in the present article 9, including the pre-emption right provided for in the said article 9.

f) **Waiver.** Each shareholder may, at any time and by way of a written notice to the Company, waive the right to receive an offer of the shares by virtue of the present article, either generally or for a given period of time.

g) **Sale conditions.** Unless other sale conditions are agreed between shareholders, the sale terms and conditions between shareholders by virtue of the present article 9 shall be as follows:

   1. Sale price. The sale price shall be payable in full by certified cheque on the date of execution of the transaction (or, in appropriate cases, by delivery of share certificates established in the appropriate name, representing the shares of a joint stock company) in exchange for transfer of the shares sold, from of any encumbrances.

   2. Execution. The sale shall be executed at 10 a.m. at the Company's registered office, on the 40th day following acceptance by the Other Shareholders of the Transferor's Offer.

Article 10: Capital increase – Preference right – Capital reduction

Any capital increase is to be decided by a Shareholders' Meeting in accordance with the conditions required for modifications of the articles of association.

At the time of any capital increase, the shareholders shall have a preference right in subscribing to new shares. The said right shall be exercised in proportion to the number of shares of each shareholder.

If, at the end of a period of two weeks starting at the time of the subscription offer, certain shareholders have not exercised their preference right, a second subscription period of two weeks shall be opened, during which the shareholders that have exercised their preference right with respect to the first subscription shall be entitled to exercise their preference right to the balance not subscribed to. The new shares subscribed to by the existing shareholders shall be of the same class (A, B or C) as the shares that they already possess.

The shares for which the preference right has not been exercised may only be validly subscribed for by third parties with the prior approval of the shareholders in accordance with the provisions of article 32 of the present articles of association.

The Shareholders' Meeting may decide on a capital reduction on the conditions required by law, while respecting the initial capital structure.

Article 11: Bonds

The company may, pursuant to law and by virtue of a decision made by a Shareholders' Meeting, create or issue bonds, convertible or otherwise, the issue of convertible bonds being subject to the same conditions as a capital increase. The types, interest rates, issue rates, as well as the conditions regarding redemption and repayment shall be determined by the Shareholders' Meeting. Bearer bonds shall be signed by two Directors, whose signature may be replaced by a stamp with signature.

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TITLE III - ADMINISTRATION AND MANAGEMENT

Article 12: Composition of the Board of Directors

The company is administered by a Board of Directors consisting of up to fifteen (15) members, shareholders or not shareholders, Congolese or foreigners (the "Directors").

The Directors are elected by a Shareholders' Meeting, for a term of five (5) years. They are removable at any time by the Shareholders' Meeting. The Directors are eligible for reappointment.

The office of the outgoing Directors who are not re-elected ends immediately after the annual Shareholders' Meeting.

Two (2) Directors shall be elected on the basis of a list proposed by the owners of A shares. One (1) Director shall be elected on the basis of a list proposed by the owners of B shares, and six (6) to twelve (12) Directors on the basis of a list proposed by the owners of C shares.

The Board of Directors elects its chairman (the "Chairman") from among the Directors representing the owners of C shares, and a deputy chairman (the "Deputy Chairman") from among the Directors representing the owners of A shares.

The Board of Directors designates a secretary, who does not have to be a Director. The duration of the said secretary's term is determined by the Board of Directors.

Article 13: Vacancies

In case of a vacancy in one or more Director's positions, the remaining Directors may provisionally fill the said vacancy with due observance of the quotas by share class (A, B or C) defined above. The next General Meeting shall then elect new Directors.

The duration of the term of a Director appointed to replace another one is equal to the remaining duration of the term of the Director whom he is replacing.

Article 14: Liability and Indemnification

The Directors do not incur any personal liability in connection with the company's commitments, but they are liable for performance of their mandate and for faults committed in their management, in accordance with common law and to the laws concerning companies.

The company will indemnify any Director or authorised representative, or any former Director or authorised representative, as well as his heirs and legal representatives, for any obligation or expenditure reasonably incumbent upon him as a result of any civil, criminal or administrative claim or procedure in which he finds himself involved because he is or was a Director or authorised representative or because he has contracted a liability on behalf of the company:

- if he has acted honestly and in good faith in the best interests of the company; and
- in the case of a criminal or administrative action or procedure sanctioned by a fine, he had reasonable grounds to think that his conduct complied with the law.

The company shall obtain and maintain "Directors' and Officers' Liability" insurance for the Directors and the officers, of which a list will be established by the Board of Directors.

Article 15: Board Meetings

A. Holding a Board Meeting

The Board of Directors is to meet whenever required in the company's interest, and at least once every quarter.

B. Notice

Meetings of the Board of Directors are convened by the Chairman, or in case of his inability or failure to act, by the Deputy Chairman. However, it may be convened at the request of the Managing Director or of at least four (4) Directors.

The notice letters are sent at least one week before the meeting. The notices include the agenda, the date, the place and time of the meeting, and are sent by registered mail, telegram, fax or email. The notices are regarded as having been served at the time of their dispatch.

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If need be, the Board of Directors may meet by means of a telephone conference at forty-eight (48) hours' notice. In this case, the decisions adopted during the meeting of the Board of Directors held in this way will have to be confirmed by fax or email by the majority of all members of the Board of Directors within forty-eight (48) hours following the holding of the said meeting. The Board of Directors shall meet at least once per quarter in accordance with the normal notice period provided for in the second period of the present article 15(B).

The meetings are held at the registered office or at any other place indicated in the notices. The meetings are chaired by the Chairman, or if he is unable or fails to act, by the Deputy Chairman. In case of the latter's inability to act, they are presided by a Director chosen by the Directors who are present.

The meetings of the Board of Directors will be held in French, unless otherwise unanimously agreed by the Board of Directors. The minutes of each Board Meeting will be in French and English; in the case of contradiction between the two, the French version will prevail.

Article 16: Reimbursement of expenses

The company shall reimburse each Director for the reasonable expenses incurred (particularly the travel costs) in order to take part in the meetings of the Board of Directors and of any committee to which he belongs, in the Shareholders' Meeting, or in any activity related to the company's business.

Article 17: Decisions – Representation of absent members - Minutes

A. Quorum

The quorum required for a meeting of the Board of Directors is reached if at least six (6) Directors are present or represented, including at least one (1) representing the owners of shares other than C shares. If the quorum is not reached by the time at which the meeting is opened, the Directors present may not make any decisions.

Any Director may ask to take part in the meeting by way of a telephone conference.

If the quorum is not reached, a new notice will be sent within seven days of the first meeting to the Directors, with the same agenda, by the person who chaired

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the meeting, at a date and time set by him. A period of at least one week must elapse between the holding of the first meeting and the second meeting. At the second meeting, no quorum condition will be required but no decision can be taken which is not on the agenda.

B. Decisions

The Board of Directors' decisions are to be made by a simple majority of the votes of the Directors present or represented.

If, at a quorate Board meeting, one or several Directors or their proxies refrain from voting, the decisions shall be valid if adopted by a majority of the votes of the other Directors who are present or represented.

The Chairman does not hold a casting vote in case of a tied vote. In case of the latter, the decision submitted for a vote shall be regarded as having been rejected.

C. Written consultation

A resolution may be adopted by means of written consultation in case of unanimous written consent by all members of the Board of Directors.

D. Representation

Each Director may be represented by another duly authorised Director.

E. Minutes

The decisions made by the Board of Directors are entered by the secretary in minutes signed by the meeting chairman and by at least a majority of the Directors present, as well as by the secretary. The said minutes are entered or are bound in a special register. The proxy forms as well as the communications made in writing are attached thereto. A copy of the minutes concerning each meeting shall be addressed to each Director.

Extracts to be produced are to be signed by the Chairman, by the Deputy Chairman or by the Managing Director, and copies shall be certified by the said persons.

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Article 18: Board of Directors' Power

a)   **General**

The Board of Directors is empowered to carry out any acts that are necessary or useful in pursuance of the objects, with the exception of the acts reserved by law or under the present articles of association to the Shareholders' Meeting. Notwithstanding the obligations resulting from collegiate administration, namely, concertation and control, the Directors may divide the administrative tasks amongst themselves.

b)   **Delegation of powers**

The Board of Directors may delegate the day-to-day management of the company to a person chosen from among its members, from a list proposed by the Directors representing the owners of C shares, who shall bear the title of "Managing Director".

The Board of Directors as well as the Managing Director (the Board of Directors being informed in writing) may delegate special and defined powers to one or several persons of their choice.

The agents bind the company within the limits of the powers granted to them.

c)   **Related-party transactions**

Any transactions between the company and a Shareholder or an affiliated company of a Shareholder (as defined in article 9C) will require the prior authorisation of the Board of Directors. The Directors representing the Shareholder concerned may not vote.

Article 19: Representation

The Board of Directors, as a college, represents the company vis-à-vis third parties and in the courts.

Notwithstanding the Board of Directors' general representation power as a college, the company is validly represented in the courts and vis-à-vis third parties:

- ✦ either by the Managing Director in connection with day-to-day management;

- ♦ or by the persons to whom powers have been validly delegated, within the limits of the said powers.

No prior decision by the Board of Directors is necessary to grant them the representation powers provided for in the present article.

Judicial actions, both as plaintiff and as defendant, as well as any judicial or administrative appeals, are to be filed, formulated or obtained in the company's name, for action and application, by one of the above-mentioned persons.

In addition, the company is validly represented by the special agents, acting within the limits of their mandates.

Article 20: Powers of the Managing Director

Under the control and direction of the Board of Directors, the Managing Director will manage, direct and control the day-to-day management of the company in accordance with the programmes and budgets adopted by the Board of Directors.

The Managing Director will keep the Board of Directors regularly informed of the day-to-day management of the Company and to this end will deliver in writing to the Board of Directors:

a)   monthly progress reports including details of the company's expenditure and comparison of this expenditure with the adopted budget;

b)   periodical summaries of information collected;

c)   copies of reports concerning the management of the company;

d)   a final detailed report within the 60 days following completion of each programme and each budget, which will include a comparison between the actual expenditure and the budgeted expenditure, and a comparison between the objectives of the programme and the results achieved; and

e)   any other reports which might be reasonably required by the Board of Directors.

Subject to 48 hours notice, the Managing Director will allow the Board of Directors and each Shareholder to have access to, in order to inspect and/or copy, at their expense, all plans, drilling reports, core tests, reports, examinations, tests, analyses, production reports, operations, technical registers, accounting and financial registers, and any other information collected during the Operations, as well as to the Site.

The Managing Director shall inform the Directors and shareholders, within three (3) days, of any significant event or accident occurring in relation to the company, in particular any event which places human life in danger, interrupts production, leads to a significant loss in production or violates environmental regulations.


TITLE IV – MANAGEMENT AND CONTROL


Article 21: Programmes and Budgets

Unless stipulated otherwise in these articles of association, the management of the company will be carried out in accordance with the approved programmes and budgets.

The proposed programmes and budgets will be prepared annually by the Managing Director for a period of one year. Such adopted programmes and budgets will be reviewed as required by the Managing Director and subject to the approval of the Board of Directors.

During the term of each programme and of each annual budget and at least three (3) months before their expiry, the Managing Director will prepare a draft programme and a draft budget for the following year and will submit them to the Board of Directors.

Medium and long-term programmes and budgets will also be prepared by the Managing Director and presented to the Shareholder's Meeting.

Within 15 days of the submission of a draft programme and a draft budget, the Board of Directors will approve or modify this draft programme and this draft budget before presenting it to the Shareholders' Meeting.

The Managing Director will request the prior approval of the Board of Directors for any significant deviation from an adopted programme or budget.

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Article 22: Auditing of the Company

The task of auditing the company's financial situation, the balance sheets, management accounts and the tables provided for in article 37 below, and the compliance of the operations to be recorded in the balance sheets and management accounts with laws concerning commercial companies, with accounting laws, and with the present articles of association, is conferred upon two auditors, appointed by the Shareholders' Meeting for a renewable term of three years. One auditor is to be appointed on the basis of a proposal by the owners of A and B shares, and the other on the basis of a proposal by the owners of C shares.

The auditors may be removed at any time by the Shareholders' Meeting. Their liability is determined on the basis of the same rules as the Directors' liability. In case of a vacancy, the Board of Directors must immediately call an Extraordinary Shareholders' Meeting to replace the missing auditor or auditors.

The auditors have, either collectively or individually, an unlimited right to monitor and audit all of the company's operations. They may familiarise themselves with, but without removing them, the books, correspondence, minutes and generally any written documents of the company. The auditors must submit the result of their assignment to the Shareholders' Meeting together with the proposals that they consider appropriate, and must inform it of the way in which they have audited the inventories. They may be assisted by an expert with a view to verification of the books, inventories and financial statements of the company. The expert must be approved by the company.

The auditors are liable, both to the company and the third parties, for the harmful consequences resulting from faults or negligence committed by them in performance of their functions.

TITLE V – REMUNERATION OF THE DIRECTORS AND OF THE AUDITORS

Article 23: Remuneration

Each Director will receive an annual lump sum fixed by the Shareholders' Meeting as remuneration for his office as a Director. It is agreed that each Director may waive his right to this remuneration, this waiver being made in writing. This remuneration shall be the only remuneration of a Director for his office as a Director.

The Managing Director shall be entitled to reimbursement for all of the expenses he reasonably incurs in performance of his mandate. The Board of Directors will determine the remuneration of the Managing Director, taking account of remuneration normally paid in the international mining sector for similar functions.

The auditors' emoluments consist of a fixed amount established at the beginning of their term by the Shareholders' Meeting. They may be modified only by joint agreement.

Performance by the auditors of exceptional services or of special assignments may only be remunerated by special emoluments insofar as an account is provided in the management report of their purpose, as well as of the remuneration relating thereto.

Outside such emoluments, the auditors may not receive any benefits from the company, in any form whatsoever.

TITLE VI – SHAREHOLDERS' MEETINGS

Article 24: Powers

The Shareholders' Meeting represents all shareholders. It has the most extensive powers to carry out or ratify acts of interest to the company. It is empowered to make modifications to the articles of association.

Each shareholder holds a number of votes equal to the number of shares that he possesses.

Article 25: Annual Shareholders' Meeting

The annual Shareholders' Meeting is convened by the Board of Directors, or failing that, by the auditors, at least once a year and within three months of the end of each financial year.

The Shareholders' Meeting is informed of the management report and the auditors' report, rules on the adoption of the balance sheet and of the management accounts, and approves them. It makes a decision on the discharge

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to be granted to the Directors and to the auditors. It re-elects or replaces the outgoing or missing Directors and auditors, and makes all decisions with respect to the other points on the agenda.

Article 26: Extraordinary Shareholders' Meeting

An extraordinary Shareholders' Meeting may be called at any time by the Chairman of the Board of Directors to decide on and consider any points falling within its powers.

An extraordinary Shareholders' Meeting must be called within two weeks at the request of shareholders representing one-sixth of the share capital, or at the request of the Chairman, of the Deputy Chairman, of three Directors or of the auditors, whenever this is required in the company's interest.

Article 27: Place

The Shareholders' Meetings are held at the registered office or at any other place indicated in the notices.

Article 28: Notices - Form

Notices containing the agenda are to be sent by registered mail, telegram, fax or email, at least one week in advance to each shareholder in his name.

The notices are regarded as having been served on the date of their dispatch.

The notices are prepared by the Managing Director and are signed by the Chairman or, if he is unable or fails to act, by the Deputy Chairman.

Article 29: Representation

Notwithstanding any provisions to the contrary, all shareholders are entitled to vote by themselves or through agents, whether the latter are shareholders or not, but in compliance with the rules laid down in the articles of association.

Legal entities are validly represented at Shareholders' Meetings by their agents. Subject to the provisions of article 31 of these articles of association, the shares of the owners of C shares shall be represented at Shareholders' Meetings by at least five (5) agents, each agent representing at most one-fifth (1/5) of the votes attached to all of the securities constituting the KMT share capital.

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The Board of Directors may determine the form of the proxy forms. The proxy forms must be produced at the Shareholders' Meeting to be attached to the meeting minutes.

Article 30: Attendance sheet

Before taking part in the Shareholders' Meeting, the shareholders or their proxies are required to sign the attendance sheet, indicating the last name, given names, profession, domicile or business name and registered office of the shareholders, as well as the number of shares that they possess.

Article 31: Meeting officers

Shareholders' Meetings are chaired by the Chairman of the Board of Directors or, in case of his inability or failure to act, by the Deputy Chairman. In case of the latter's inability to act, they are chaired by a Director chosen by the Shareholders' Meeting from among the Directors who are present.

The chairman of the Shareholders' Meeting designates a secretary and one or several scrutineers, who do not have to be shareholders.

Article 32: Decisions - Resolutions

A. Quorum

The Shareholders' Meeting deliberates and adopts resolutions validly whatever portion of the capital may be represented by the shareholders who are present or represented, as long as the A and B shares are jointly represented by at least one (1) proxy and the C shares are represented by at least two (2) proxies. Moreover, when it is a question of modifications of the articles of association, at least a majority of the capital must be present or represented. If the said quorum conditions are not satisfied, a deficiency report is to be drawn up, a new notice is necessary, and the second Shareholders' Meeting shall make valid decisions whatever portion of the capital may be represented by the shareholders present or represented. A period of at least two (2) weeks shall have to elapse between the holding of the first and of the second Shareholders' Meeting.

B. Resolutions

The resolutions are adopted by the Shareholders' Meeting by a simple majority of the votes of shareholders present or represented, except for the following decisions, which must be adopted by a majority of five sixths (5/6) of the votes of shareholders present or represented:

♦ modification of the Articles of Association or the company's objects,

♦ extension of the company's lifetime, or its anticipated dissolution,

♦ creation of new classes of shares or modification to the rights attached to existing classes of shares,

♦ change of the name of the company,

♦ the increase or decrease of the share capital of the company, and

♦ the merger with other companies.

Abstentions or blank votes as well as void votes are disregarded in calculation of the majority for a Shareholders' Meeting. In case of a tied vote, the proposal is rejected.

Article 33: Voting rights attached to the securities

Each share bears a right to one vote. However, nobody may take part in voting with a number of votes exceeding one-fifth (1/5) of the number of votes attached to all of the securities or two-fifths (2/5) of the number of votes attached to the securities represented.

Article 34: Suspension of the voting right – Pledging of the securities – Usufruct (*usufruit*)

When calls for funds issued in regular fashion and payable have not been met, or when the company has purchased its own shares, exercise of the voting right relating to such shares shall be suspended.

The voting right attached to a share encumbered by usufruct shall be exercised by the usufructuary, in the absence of a protest by the bare owner. If the bare owner and the usufructuary do not agree, the competent judge shall designate a provisional administrator at the request of the most diligent party for the purpose of exercising the right in question, in the interest of the entitled parties.

The voting right attached to the shares put up as a pledge shall be exercised by the pledgor debtor.

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Article 35: Off-agenda Resolutions

The Shareholders' Meeting may not deliberate concerning points that do not appear on the agenda, unless all shareholders are present or represented and insofar as they unanimously decide on such deliberation.

Article 36: Minutes

Minutes shall be drawn up concerning each Shareholders' Meeting.

The minutes are signed by the Chairman of the Shareholders' Meeting, the secretary and the scrutineers, as well as by the shareholders present. A copy of the minutes concerning each Shareholders' Meeting shall be sent to each shareholder.

Extracts to be produced are signed by the Chairman, the Deputy Chairman or by the Managing Director, and the certified copies by the same persons.

TITLE VII – ANNUAL FINANCIAL STATEMENTS – MANAGEMENT REPORTS – AUDIT REPORT

Article 37: Financial year – Annual financial statements – Audit report

The company's financial year begins on January 1 and ends on December 31 of each year.

At the end of each financial year, the Board of Directors draws up an inventory and establishes the annual financial statements, in accordance with the law.

The annual financial statements consist of the balance sheet, the management account and the tables to be established in accordance with the Congolese General Accounting Plan and, to the extent necessary, US GAAP accounting standards.

The Board of Directors then draws up a report, called the "management report", in which it reports on its management.

The Board of Directors delivers the balance sheet, the management accounts and the tables together with the management report to the statutory auditors at least

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one month before the annual Shareholders' Meeting. The statutory auditors draw up a written and detailed report with a view to the Shareholders' Meeting, called the "audit report", taking into account the provisions of article 22 above.

At least two weeks before the annual Shareholders' Meeting, the shareholders may familiarise themselves with the above-mentioned documents at the company's registered office.

Within thirty days following approval of the annual financial statements by the Shareholders' Meeting, the Directors are to file the documents required by law in the clerk's office of the competent court.

TITLE VIII – ALLOCATION OF NET INCOME

Article 38: Allocation of net income

From the net profit, one deducts five percent (5%) every year to constitute a legal reserve fund. The said deduction ceases to be mandatory when the reserve fund reaches ten percent (10%) of the share capital.

The remainder is available to the Shareholders' Meeting, which determines the allocation thereof on the basis of a proposal by the Board of Directors.

Dividends are paid at the times and at the places determined by the Board of Directors in accordance with article 5.

Article 39: Interim dividend

The Board of Directors is authorised to pay an interim dividend, with due observance of the provisions contained in laws concerning companies.

TITLE IX - DISSOLUTION - LIQUIDATION

Article 40: Causes for dissolution

Outside cases of judicial or legal dissolution, the company may be dissolved only by a decision made by a Shareholders' Meeting, making its decision in the conditions required by article 32(B).

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If, due to losses, net assets are reduced to an amount that is less than half of the share capital, a Shareholders' Meeting must be held within a period not exceeding two months after the time at which the loss was, or should have been, recorded with a view to deciding, if appropriate, in the conditions laid down for modification of the articles of association, on dissolution of the company and, if appropriate, on other measures indicated in the agenda.

The same rules are observed if, due to losses, net assets are reduced to an amount that is less than one quarter of the share capital, but in that case dissolution shall take place if it is approved by half of the votes cast at the General Meeting.

Article 41: Appointment of Liquidators

Liquidation is handled by two liquidators appointed by the Shareholders' Meeting, one of whom is chosen from a list presented by the owners of A and B shares and the other from a list presented by the owners of C shares. In case of disagreement of the liquidators on a point concerning their assignment, they shall refer to the Shareholders' Meeting.

In the absence of appointment of liquidators by the Shareholders' Meeting, they shall be designated by the competent court ruling at the application of any interested party.

The Shareholders' Meeting of the company in liquidation may, at any time and by a simple majority of the votes, appoint or remove one or several liquidators. It determines their powers, their emoluments as well as the liquidation procedure. The appointment of liquidators puts an end to the Directors' powers.

The liquidator alone is authorised to represent the company. He carries out all necessary operations in order to realise the business assets, pay the company's creditors, and divide the available balance among the shareholders.

The liquidator must periodically call a Shareholders' Meeting in order to inform shareholders about the status of the liquidation operations. Within three months following the end of each financial year, the liquidator is required to establish the inventory, the annual financial statements and a written report in which he reports on the liquidation operations during the past financial year. At least once a year, the liquidator must call a Shareholders' Meeting to have it rule on the annual financial statements.

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All shareholders must be summoned at the end of the liquidation to rule on the liquidator's management and his discharge from his mandate. This General Meeting records the close of the liquidation.

The definitive financial statements established by the liquidator are filed in the clerk's office of the competent court. The liquidator must publish a notice concerning the end of the liquidation pursuant to the prevailing rules and regulations.

Upon proof of performance of the above-mentioned formalities relating to deposit and notice, the liquidator requests that the company be struck off the companies register.

Article 42: Distribution

Outside cases of merger and after settlement of the liabilities, the remaining net assets shall be distributed as follows:

1. as a priority, the shares shall be redeemed to the extent of the part of the capital that they represent, after deduction of the payments that might still have to be made;

2. the balance, if any, shall be divided equally among all of the shares.

TITLE X – TRANSITION PROVISIONS

Article 43: First Financial Year

1. Close of the first financial year

The first financial year begins on this very day and shall end on 31 December 2003.

2. First Annual Shareholders' Meeting

The first annual Shareholders' Meeting shall be held in March 2004.

TITLE XI – GENERAL PROVISIONS

Article 44: Decree of 27 February 1887

Any stipulation contrary to the mandatory provisions of the Decree of 27 February 1887, modified by the Decree of 23 June 1960 supplementing legislation relative to commercial companies, shall be regarded as void.

Signed in _____, in ____ originals, on _____ [•]

1   **THE DEMOCRATIC REPUBLIC OF CONGO**

represented by [•] and by [•]

2.   **LA GENERALE DES CARRIERES ET DES MINES**

represented by [•] and by [•]

3.   **CONGO MINERAL DEVELOPMENTS LIMITED**

         represented by [•] and by [•]

4.   [•]

5.   [•]

6.   [•]

7.   [•]

Exhibit 11.1

Ethics and Conflict of Interest Policy

17ᵗʰ June, 2003

Introduction

America Mineral Fields Inc. (the "Company") and its affiliates (together, the "Group") expect each of their directors and officers (the "fiduciaries") to act ethically and with the greatest integrity. The Group's fiduciaries have an obligation to avoid potential ethical, legal, financial and other conflicts of interest and to refrain from making personal profits from their positions.

A conflict of interest exists if a fiduciary has personal financial interests or other opportunities for personal benefit of such a nature or extent that they could reasonably be expected to exert a substantial and improper influence upon the fiduciary's professional judgment in exercising any duty or responsibility to a member of the Group.

One of the purposes of this document (the "Policy") is to assist the Group and its fiduciaries in identifying potential conflicts of interest and to establish a procedure to deal with them. As such, the Policy is intended for the benefit of both the individual and the Group. If properly observed, in appropriate circumstances, the Policy will allow a contract to be treated as valid and binding even though a fiduciary has or may have a conflict of interest with respect to it.

Since the possibilities for conflict of interest are almost limitless and cannot all be covered in procedures, the Group's fiduciaries are expected to conduct themselves at all times with the highest ethical standards in a manner that will bear the closest scrutiny, and are responsible for seeking appropriate guidance before embarking on activities that might be questionable.

The Policy is intended to comply with the procedure prescribed in the *Business Corporations Act* (Yukon) (the "Act"). In the event there is an inconsistency between the requirements and procedures prescribed herein and those in the Act, the Company's articles of continuance or by-laws or any existing agreement between the Company and any of its fiduciaries, then the Act, articles of continuance or by-laws or agreement will prevail. If there is an inconsistency between the requirements and procedures prescribed herein and those in the legislation governing a corporate affiliate of the Company, the affiliate's constating documents or any existing agreement between the affiliate and the fiduciary, then the legislation, constating documents or agreement will prevail.

The Policy is also intended to comply with the requirements of the U.S. Securities and Exchange Commission as mandated by the Sarbanes-Oxley Act of 2002, the requirements of the stock exchanges and on which the Company's securities are listed for trading from time to time and the corresponding listing authorities and the United Kingdom's Combined Code – Principles of Good Governance and Code of Best Practise.

Each fiduciary is required to become familiar with and adhere to the Policy. A fiduciary should notify the Company of any concerns or difficulties in interpretation or application of the Policy. The Policy is subject to modification and further development in light of the Group's ongoing experience with it. The Group reserves the right unilaterally to amend the Policy and any of its provisions without advance notification. A copy of any amendment to the Policy will be delivered to each fiduciary. In addition, the Group reserves the right to use discretion when applying the Policy in particular instances.

The Policy

Article 1 – Definitions

1.1   Definitions.

(a)   Act. "Act" means the *Business Corporations Act* (Yukon).

(b)   Affiliate. The word "affiliate" has the meaning given to it under Section 2 of the Act, as set out on Appendix 1.

(c)   Applicable Laws. "Applicable Laws" means all applicable federal, provincial, state, municipal or local government laws, statutes, rules, by-laws and regulations, and all applicable official rules, policies, notices, directives, orders, judgments and decrees of Governmental Bodies.

(d)   Board. "Board" means the board of directors of the Company.

(e)   Company. "Company" means America Mineral Fields Inc.

(f)   Conflict of Interest. Subject to paragraph 1.2 below, a "conflict of interest" exists if a fiduciary has personal financial interests or other opportunities for personal benefit of such a nature or extent that they could reasonably be expected to exert a substantial and improper influence upon the fiduciary's professional judgment in exercising any duty or responsibility to a member of the Group. Without limiting the generality of the foregoing, and subject to paragraph 1.2 below, the following circumstances constitute a conflict of interest:

(i)   a contract or proposed contract between a member of the Group and a fiduciary or a family member of a fiduciary;

(ii)   a contract or proposed contract in which a member of the Group is or is proposed to be a party, and (A) in which a fiduciary or a family member of a fiduciary has, other than by reason solely of his or her relationship with the Group, a direct or indirect material financial interest; or (B) one of the other parties to the contract or proposed contract is an entity in or for which a fiduciary or a family member of a fiduciary is a principal, agent, director, officer, employee, consultant, shareholder, investor or legal representative;

(iii)   a fiduciary directly or indirectly competing with a member of the Group;

(iv)   a fiduciary directly or indirectly (i) having a material financial interest in; (ii) serving as a principal, agent, director, officer, employee, consultant, shareholder, investor or legal representative of or to; (iii) advising, lending money to or guaranteeing the debts or obligations of; or (iv) permitting his or her name to be used or employed by or associated with, an entity that competes with a member of the Group;

(v)   a fiduciary or a family member of a fiduciary demanding, accepting or offering or agreeing to accept a direct or indirect commission, reward, advantage, benefit, gift, entertainment or other favour from any individual or entity that:

   (i)   does or is seeking to do business with a member of the Group, or

   (ii)   has received, is receiving or is seeking to receive a loan or investment, or secure other financial commitments from a member of the Group,

under circumstances where it reasonably might be inferred that such action was intended to influence or might influence the fiduciary in the performance of his or her duties. This does not preclude the acceptance of items of nominal or insignificant value or entertainment of nominal or insignificant value, which are not related to any particular transaction or activity of the Company or any of its affiliates; and

(vi)   a fiduciary engaging in any business or transaction or having a material financial interest or other personal interest that is incompatible with the discharge of the fiduciary's duties and responsibilities.

(g)   Director. A "director" means a director of the Company or any of its affiliates.

(h)   Family Member. A "family member" is a spouse (including a common law spouse), domestic partner, parent, child, sibling or a spouse of a child or sibling.

(i)   Fiduciaries. The "fiduciaries" are the directors and officers of the Company and its affiliates and a "fiduciary" is any one such individual.

(j)   Governmental Bodies. A "Governmental Body" or "Governmental Bodies", as the case may be, is any federal, provincial, state, municipal or local government, parliament, legislature or any regulatory authority, agency, commission or board of any government, parliament or legislature, or any court or, without limitation to the foregoing, any other law, regulation or rule-making entity (including, without limitation, any central bank, fiscal or monetary authority or authority regulating banks, and any stock exchange, inter-dealer quotation network or other organized trading facility or securities regulatory body), having or purporting to have jurisdiction in the relevant circumstances, or any person acting or purporting to act under the authority of any of the foregoing (including, without limitation, any arbitrator).

(k)   Group. "Group" means the Company and its affiliates.

(l)   Material Financial Interest. A "material financial interest" includes a material ownership or investment interest as well as a compensation arrangement.

(m)   Permitted Conflict. A "Permitted Conflict" includes the following:

   (i)   a conflict of interest or potential conflict of interest that results from a fiduciary directly or indirectly acting for a member of the Group in a professional advisory capacity;

   (ii)   a conflict of interest or potential conflict of interest that results from a fiduciary directly or indirectly acting for an entity that competes with a member of the Group in a professional advisory capacity;

   (iii)   an arrangement by way of security for money lent to or obligations undertaken by a fiduciary, or by an entity in which he or she has an interest, for the benefit of a member of the Group;

   (iv)   a contract relating primarily to a fiduciary's remuneration as a director, officer, employee or agent of a member of the Group;

   (v)   a contract between a member of the Group and a fiduciary for indemnity or insurance; and

   (vi)   a conflict of interest or potential conflict of interest that results from a contract between two different members of the Group.

(n)   Policy. "Policy" means this Ethics and Conflict of Interest Policy.

(o)   Unrelated. A director is "unrelated" if he or she is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Group, other than interests and relationships arising from shareholding. For the purposes of this definition, a consulting, advisory or other compensatory fee received by a director from a member of the Group solely in the director's capacity as a member of a board of directors, the Company's Audit Committee or any other committee of a board of directors, shall be deemed not to be an interest which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Group.

1.2   Exclusions.

Notwithstanding anything else contained in the Policy, no conflict of interest will exist solely by virtue of:

       (a)   a fiduciary directly or indirectly holding any class of publicly traded securities of:

              (i)   an entity that is or is proposed to be a party to a contract or a proposed contract in which a member of the Group is or is proposed to be a party; or

              (ii)   an entity that competes with a member of the Group,

          provided that the fiduciary, alone or in conjunction with any other individual or entity, does not directly or indirectly hold more than 1% of the securities of any such class; or

       (b)   an investment in:

              (i)   an entity that is or is proposed to be a party to a contract or a proposed contract in which a member of the Group is or is proposed to be a party; or

              (ii)   an entity that competes with a member of the Group,

          by a mutual fund, pension or other institutional investment over which a fiduciary and his or her family members has no control.

Article 2 – General Duties

2.1   Good Faith.

When discharging his or her duties and responsibilities to the Company or another member of the Group, a fiduciary must at all times act in good faith, responsibly and with due care and diligence. A fiduciary must strive to ensure that his or her independent judgment is not compromised.

2.2   Corporate Assets.

A fiduciary must strive to protect the Group's assets and resources. A fiduciary must use any corporate assets and resources employed by the fiduciary or entrusted with the fiduciary in a responsible manner.

2.3   Advance Interests.

A fiduciary must act to advance the Group's legitimate interests when the opportunity arises.

2.4   Fair Dealing.

A fiduciary must not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair-dealing practise.

Article 3 – Disclosure of Conflict

3.1   Disclosure of Conflict.

A fiduciary who has a conflict of interest or potential conflict of interest, or who is unsure as to whether a conflict of interest or potential conflict of interest exists, must disclose in writing to the Compliance Committee the nature and extent of the actual or possible conflict of interest or potential conflict of interest. The disclosure must be made forthwith after the fiduciary becomes aware of the actual or possible conflict of interest or potential conflict of interest and in sufficient detail and form as to afford the Compliance Committee an understanding of the relevant facts.

The Compliance Committee will review any disclosure made in accordance with this paragraph 3.1 as well as any disclosure made in any Conflict of Interest Questionnaire and determine whether it reasonably requires additional information. If a request for additional information is reasonably made, the fiduciary must provide it to the Compliance Committee forthwith.

Provided a conflict of interest or potential conflict of interest is found to exist, then as soon as the Compliance Committee has completed its review, and in any event within 15 days following the date of initial disclosure, the Compliance Committee will report to the Board with its findings and its recommendations.

Within five days of receiving a report from the Compliance Committee, the Board will issue a written directive to the fiduciary advising the fiduciary of the findings of the Compliance Committee and the steps that the Board requires the fiduciary to take. In general, the directives will follow the guidelines established under Article 4of the Policy. However, the Group reserves the right to use discretion when applying the guidelines in any particular instance.

In addition, fiduciaries must ensure they satisfy the disclosure requirements of section 122 of the Act (or the requirements of equivalent legislation governing them), a copy of which is attached as Appendix 1.

Article 4 - General Conflicts Guidelines

4.1   Avoidance of Conflicts of Interest.

Unless otherwise provided herein, a fiduciary must structure his or her activities and interests to avoid conflicts of interest and potential conflicts of interest and refrain from making personal profits from his or her position. A fiduciary must act at all times with honesty and integrity and refrain from using corporate assets, information, opportunities or the fiduciary's position for personal gain or taking for himself or herself personally opportunities that are discovered through the use of corporate assets, information, opportunities or the fiduciary's position.

4.2   Prohibition.

As a general rule, fiduciaries are prohibited from engaging in any activity described under sections 1.1(f)(iii), (iv), (v) or (vi) above, unless the activity is a Permitted Conflict.

4.3   Approval of Proposed Contracts.

As a general rule, a board of directors of the Group should not approve a proposed contract that places a fiduciary in a conflict of interest, unless the conflict of interest is a Permitted Conflict or one of the following two exceptions applies:

> 1.   the proposed contract provides no benefit, or only minimal benefit, to the fiduciary or to the relevant family member of the fiduciary; or
>
> 2.   the benefit to the relevant member of the Group is such that the conflict of interest should be tolerated.

Even if one of the foregoing two exceptions applies, the proposed contract should not be approved unless:

> (a)   overall, the contract is fair and reasonable and in the best interests of the relevant member of the Group;
>
> (b)   the board of directors has made reasonable inquiries and has received information in response confirming there is no alternative to the contract that is both reasonable and as favourable to the relevant member of the Group; and
>
> (c)   tolerating the conflict will not impair public confidence in the Company or any other member of the Group or their reputations.

Notwithstanding anything to the contrary, no board of directors of the Group will directly or indirectly extend or maintain credit or arrange for an extension of credit or renew an extension of credit, in the form of a personal loan, to or for any fiduciary of the Company or another member of the Group.

4.4   Board Meetings.

As a general rule, if a director is in a conflict of interest or potential conflict of interest as a result of a proposed contract, including a Permitted Conflict that relates to the director's own remuneration, that director will not participate in or be permitted to hear the discussion of the matter at any meeting of directors except to disclose material facts and to respond to questions. The director will not be counted in determining the presence of a quorum for purposes of the vote. The director will not vote on any resolution to approve the proposed contract and will not be present in the meeting room when the vote is taken, unless the vote is by secret ballot.

The foregoing does not apply if the conflict of interest or potential conflict of interest is a Permitted Conflict, other than a Permitted Conflict that relates to the director's own remuneration.

Article 5 – Committees

5.1   Compliance Committee.

To administer and monitor compliance with the Policy, the Board will create a committee on ethics and conflicts of interest (the "Compliance Committee"), to consist of at least two non-executive directors who are unrelated to the Company and its affiliates. The Compliance Committee will require each fiduciary to review a copy of the Policy and acknowledge in writing that he or she has done so and agrees to comply with it. The Compliance Committee will also require each fiduciary to complete and submit a Conflict of Interest Questionnaire annually.

5.2   Other Committees.

To minimise the potential for such issues and to comply with Applicable Laws, the Board will also ensure that an Audit Committee, Compensation Committee and Nominating Committee of the Board are put in place, that appropriate mandates, internal controls, policies and procedures are developed for each such committee and that the mandates, internal controls, policies and procedures comply with Applicable Laws.

5.3   Audit Committee.

The Company's Audit Committee will be composed of at least three non-executive directors of the Company who are unrelated to the Company and its affiliates. All of the members must be financially literate and at least one must be a financial expert. Members of the Audit Committee must not accept, other than for service on the Audit Committee, the Board or another committee of the Board, any consulting, advisory or other compensatory fee from the Company or another member of the Group.

5.4   Compensation Committee.

The Compensation Committee will be composed of at least two non-executive directors of the Company who are unrelated to the Company and its affiliates. The Compensation Committee, in consultation with the Chairman and Chief Executive Officer of the Company, will make recommendations to the Board on the Group's framework of executive remuneration and its cost and on specific remuneration packages for each of the executives. The remuneration of non-executives, including members of the Compensation Committee, will be determined by the Board.

5.5   Nominating Committee.

The Nominating Committee will be composed of at least two non-executive directors of the Company who are unrelated to the Company and its affiliates. The Nominating Committee will be responsible for proposing to the Board new nominees to the Group's boards of directors. The Nominating Committee will also be responsible for assessing directors on an ongoing basis.

Article 6 - Confidential Information

6.1   Confidential Information.

Each fiduciary will exercise care not to disclose confidential information acquired in connection with his or her position or information the disclosure of which might be adverse to the interests of the Company or another member of the Group. No fiduciary will disclose or use information relating to the business of the Company or another member of the Group for the personal profit or advantage of the fiduciary or a family member of the fiduciary.

Article 7 – Compliance with Laws and Policies

7.1   Compliance with Laws and Policies.

Each fiduciary must:

(a)   comply with all Applicable Laws, including, without limitation, insider trading and tipping laws, the *Corruption of Foreign Officials Act* (Canada), the *Foreign Corrupt Practices Act* (United States) and the *Anit-Terrorism Act* (United Kingdom);

(b)   observe the OECD Guidelines for Multinational Enterprises;

(c)   comply with all applicable policies and procedures established from time to time by the Company or another member of the Group including, without limitation, policies and procedures with respect to protection of material, non-public and other confidential information, prevention of insider trading and tipping and pre-clearance of trades of the Company's securities; and

(d)   comply with all applicable corporate governance mandates, internal controls, policies and procedures developed or adopted by a board of directors of the Group or a committee of a board of directors of the Group from time to time.

7.2   Responsibilities of the Directors.

The directors are responsible, collectively and individually, for the Group's compliance with Applicable Laws. A director must disclose without delay all information that the Company or another member of the Group needs in order to comply with Applicable Laws, insofar as that information is known to the director or could with reasonable diligence be ascertained by the director. Whenever appropriate, directors are required to seek advice from the Group's advisors regarding the Group's compliance with Applicable Laws and take that advice into account.

Article 8 – Additional Provisions for Financial Officers

8.1   Additional Provisions for Financial Officers.

The Company's Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer and Financial Controller, and any person performing a similar function, are also required to adhere to the provisions set out in Appendix 2 to the Policy, which forms a part of the Policy.

Article 9 – Violation of Policy or Directive

9.1   Report Violations.

Individuals are strongly encouraged to speak with a member of the Compliance Committee about any possible violation of the Policy and to report any actual violation of the Policy or any other illegal or unethical behaviour. With the exception of violations of Appendix 2 of the Policy, the report should be made to the Compliance Committee. With respect to violations of Appendix 2 of the Policy, the report should be made to the Audit Committee. Upon receiving a report, the Compliance or Audit Committee, as applicable, will conduct a prompt, thorough and fair examination, document the situation and, if appropriate, recommend to the Board appropriate disciplinary and corrective action.

To the extent practicable, all reports will be kept confidential. The Group will not condone any retaliation for a report made in good faith.

9.2   Failure to Disclose Conflict of Interest.

If the Compliance Committee has reasonable cause to believe that a fiduciary has failed to disclose a conflict of interest or potential conflict of interest, it will inform the fiduciary of the basis for such belief and afford the fiduciary an opportunity to explain the alleged failure to disclose.

If, after hearing the response of the fiduciary and making such further investigation as may be warranted in the circumstances, the Compliance Committee determines that the fiduciary has in fact failed to disclose an actual or potential conflict of interest, it will recommend to the Board appropriate disciplinary (not excluding the possibility of summary dismissal) and corrective action.

9.3   Violation of Policy or Board Directive.

The violation of the Policy including any directive issued by the Board, is a serious matter and, in addition to any fines or penalties imposed under Applicable Laws, may constitute cause for the removal or dismissal of a fiduciary.

<u>Acknowledgement</u>

Please sign and return to the Company the duplicate copy of the Policy to indicate that you have read it and that you agree to comply with it. Please retain the original copy for your files.

Date:_____

_____
Signature

_____
Name

Appendix 1

Section 2 of the *Business Corporations Act* **(Yukon)**

2.(1) For the purposes of this Act,

(a) one body corporate is affiliated with another body corporate if one of them is the subsidiary of the other or both are subsidiaries of the same body corporate or each of them is controlled by the same person, and

(b) if two bodies corporate are affiliated with the same body corporate at the same time, they are deemed to be affiliated with each other.

(2) For the purposes of this Act, a body corporate is controlled by a person if

(a) securities of the body corporate to which are attached more than 50 percent of the votes that may be cast to elect directors of the body corporate are held, other than by way of security only, by or for the benefit of that person, and

(b) the votes attached to those securities are sufficient, if exercised, to elect a majority of the directors of the body corporate.

(3) For the purposes of this Act, a body corporate is the holding body corporate of another if that other body corporate is its subsidiary.

(4) For the purposes of this Act, a body corporate is a subsidiary of another body corporate if

(a) it is controlled by

(i) that other,

(ii) that other and one or more bodies corporate, each of which is controlled by that other, or

(iii) two or more bodies corporate, each of which is controlled by that other, or

(b) it is a subsidiary of a body corporate that is that other's subsidiary.

Section 122 of the *Business Corporations Act* **(Yukon)**

122.(1) A director or officer of a corporation who

(a) is a party to a material contract or proposed material contract with the corporation, or

(b) is a director or an officer of or has a material interest in any person who is a party to a material contract or proposed material contract with the corporation,

shall disclose in writing to the corporation or request to have entered in the minutes of meetings of directors the nature and extent of his interest.

(2) The disclosure required by subsection (1) shall be made, in the case of a director,

(a) at the meeting at which a proposed contract is first considered,

(b) if the director was not interested in a proposed contract at the time of the meeting referred to in paragraph (a), at the first meeting after he becomes so interested,

(c) if the director becomes interested after a contract is made, at the first meeting after he becomes so interested, or

(d) if a person who is interested in a contract later becomes a director, at the first meeting after he becomes a director.

(3) The disclosure required by subsection (1) shall be made, in the case of an officer who is not a director,

(a) forthwith after he becomes aware that the contract or proposed contract is to be considered or has been considered at a meeting of directors,

(b) if the officer becomes interested after a contract is made, forthwith after he becomes so interested, or

(c) if a person who is interested in a contract later becomes an officer, forthwith after he becomes an officer.

(4) If a material contract or proposed material contract is one that, in the ordinary course of the corporation's business, would not require approval by the directors or shareholders, a director or officer shall disclose in writing to the corporation, or request to have entered in the minutes of meetings of directors, the nature and extent of his interest forthwith after the director or officer becomes aware of the contract or proposed contract.

(5) A director referred to in subsection (1) shall not vote on any resolution to approve the contract unless the contract is

(a) an arrangement by way of security for money lent to or obligations undertaken by him, or by a body corporate in which he has an interest, for the benefit of the corporation or an affiliate,

(b) a contract relating primarily to his remuneration as a director, officer, employee or agent of the corporation or an affiliate,

(c) a contract for indemnity or insurance under section 126, or

(d) a contract with an affiliate.

(6) For the purpose of this section, a general notice to the directors by a director or officer is a sufficient disclosure of interest in relation to any contract made between the corporation and a person in which the director has a material interest or of which he is a director or officer if

(a) the notice declares he is a director or officer of or has a material interest in the person and is to be regarded as interested in any contract made or to be made by the corporation with that person, and states the nature and extent of his interest,

(b) at the time disclosure would otherwise be required under subsection (2), (3) or (4), as the case may be, the extent of his interest in that person is not greater than that stated in the notice, and

(c) the notice is given within the 12 month period immediately preceding the time at which disclosure would otherwise be required under subsection (2), (3) or (4), as the case may be.

(7) If a material contract is made between a corporation and one or more of its directors or officers, or between a corporation and another person of which a director or officer of the corporation is a director or officer or in which he has a material interest,

(a) the contract is neither void nor voidable by reason only of that relationship, or by reason only that a director with an interest in the contract is present at or is counted to determine the presence of a quorum at a meeting of directors or committee of directors that authorized the contract, and

(b) a director or officer or former director or officer of the corporation to whom a profit accrues as a result of the making of the contract is not liable to account to the corporation for that profit by reason only of holding office as a director or officer, if the director or officer disclosed his interest in accordance with subsection (2), (3), (4) or (6), as the case may be, and the contract was approved by the directors or the shareholders and it was reasonable and fair to the corporation at the time it was approved.

(8) If a director or officer of a corporation fails to disclose his interest in a material contract in accordance with this section, the Supreme Court may, on the application of the corporation or a shareholder of the corporation, set aside the contract on any terms it thinks fit.

(9) This section is subject to any unanimous shareholder agreement.

Appendix 2

Financial Officers

A2.1   Presentation of Information.

The Company's Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer and Financial Controller, and any person performing a similar function (collectively, the "Financial Officers"), must, to the best of their abilities:

(a)   present financial information fully, honestly and professionally so that it will be understood in its context; and

(b)   ensure that financial information is maintained in a manner that describes clearly the true nature of business transactions, assets or liabilities and entries are classified and recorded in a timely and proper manner.

A2.2   Disclosure in Reports and Documents.

The Financial Officers will perform their duties and responsibilities with a view to ensuring that all reports and documents required to be filed with Governmental Bodies contain full, fair, accurate, timely and understandable disclosure.

A2.3   Supply of Information.

The Financial Officers must put procedures in place to ensure that they are supplied in a timely manner with all information in a form and of a quality appropriate to enable them to discharge their duties under the Policy and Applicable Laws.

AMERICA MINERAL FIELDS INC.
Insider Trading Policy (the "Policy")

and guidelines with respect to certain transactions
in the shares and other securities of
America Mineral Fields Inc.

Introduction

This Policy provides guidelines to certain officers, directors and employees of, and consultants and contractors to America Mineral Fields Inc. ("AMZ") and its subsidiaries (collectively, the "Company"), with respect to transactions in shares or other securities of AMZ.

This Policy applies to all transactions in AMZ's securities, including the acquisition or disposal of, or agreement to acquire or dispose of, any securities of AMZ and the grant, acceptance, acquisition, disposal, exercise or discharge of any option (whether for the call, or put, or both) or other right or obligation, present or future, conditional or unconditional, to acquire or dispose of securities, or any interest in securities, of AMZ. This Policy applies to all officers, directors and employees of, and consultants and contractors to the Company who receive or have access to Material Non-Public Information (as defined below) regarding the Company. This group of people, members of their immediate families and members of their households are sometimes referred to in this Policy as "insiders". This Policy also applies to any person who received Material Non-Public Information from any insider.

Any person who possesses Material Non-Public Information regarding the Company is an insider for so long as the information is non-publicly known. Any employee can be an insider from time to time, and would at those times be subject to this Policy.

Article 1 - The Policy

1.1   General Policy.

It is the policy of the Company to oppose the unauthorized disclosure of any Material Non-Public Information acquired in the workplace and the misuse of Material Non-Public Information in securities trading.

1.2   Trading on Material Non-Public Information.

No director, officer or employee of, or consultant or contractor to the Company, and no member of the immediate family or household of any such person, shall engage in any transaction involving a purchase or sale of AMZ's securities, including any offer to purchase or offer to sell, during any period commencing with the date that he or she possesses Material Non-Public Information concerning the Company, and ending at the close of business on the second trading day following the date of public disclosure of that information, or at such time as such information is no longer Material Non-Public Information. As used herein, the term "trading day" shall mean a day on which the Toronto Stock Exchange is open for trading.

1.3   Tipping.

No insider shall disclose ("tip") Material Non-Public Information to any other person (including family members) where such information may be used by such person to his or her profit by trading in AMZ's securities, nor shall such insider or related person make recommendations or express opinions on the basis of Material Non-Public Information as to trading in AMZ's securities.

1.4   Confidentiality of Material Non-Public Information.

Material Non-Public Information relating to the Company is the property of the Company and the unauthorized disclosure of such information is forbidden.

Article 2 – Potential Criminal and Civil Liability and/or Disciplinary Action

2.1   Liability for Insider Trading.

Under new Canadian law, directors, officers and employees may be subject to penalties of up to the greater of $1.0 million and triple any profit earned and imprisonment for engaging in transactions in securities at a time when they have knowledge of Material Non-Public Information. They may be liable to other and/or additional penalties in other jurisdictions.

2.2   Liability for Tipping.

Directors, officers and employees may also be liable for improper transactions by any person (commonly referred to as a "tipee") to whom they have disclosed Material Non-Public Information or to whom they have made recommendations or expressed opinions on the basis of such information as to trading in securities. The various provincial securities commissions have imposed large penalties even when the disclosing person did not profit from the trading. The various provincial securities commissions and the stock exchanges use sophisticated electronic surveillance techniques to uncover insider trading.

2.3   Possible Disciplinary Actions.

Employees of the Company who violate this policy shall also be subject to disciplinary action by the Company, which may include ineligibility for future participation in AMZ's stock option plan or other equity incentive plans or termination of employment.

Article 3 – Guidelines

3.1   Mandatory Trading Window.

The period beginning at the end of each quarter and ending two trading days following the date of public disclosure of the financial results for that quarter, is a particularly sensitive period of time for transactions in AMZ's securities from the prospective of compliance with the applicable securities laws. This sensitivity is due to the fact that officers, directors and employees will, during that period, often possess Material Non-Public Information about the expected financial results for the quarter.

Accordingly, to ensure compliance with this Policy and applicable securities laws, all directors, officers, and employees of, and consultants and contractors to the Company, shall refrain from conducting transactions involving the purchase or sale of AMZ's securities other than during the period (the "Trading Window") commencing at the close of business on the second trading day following the date of public disclosure of financial results for a particular fiscal quarter or year and continuing until the end of the next fiscal quarter. The safest period for trading in AMZ's securities, assuming the absence of knowledge of Material Non-Public Information, is probably only the first 10 days of the Trading Window.

From time to time, the Company may also recommend that directors, officers, selected employees and others suspend trading because of developments known to the Company and not yet disclosed to the public. In such event, such persons are advised not to engage in any transaction involving the purchase or sale of AMZ's securities during such period and should not disclose to others the facts of such suspension of trading.

Every individual should be aware that even during the Trading Window, any person possessing Material Non-Public Information concerning the Company should not engage in any transactions in AMZ's securities until such information has been known publicly for at least two trading days, whether or not AMZ has recommended a suspension of trading to that person. Trading in AMZ's securities during the Trading Window should not be considered a "safe harbor" and all directors, officers and other persons should use good judgment at all times.

3.2   Notice of Trade.

The Company has determined that each director, officer, and employee of, and consultant and contractor to the Company should advise and receive clearance from the Reporting Officer (as designated in paragraph 6.1) prior to commencing any trade in AMZ's securities. The Reporting Officer shall be the director or officer of AMZ designated as such by the Board of directors of AMZ (the "Board") from time to time. In his or her own case, the Reporting Officer must advise the Board in advance at a meeting, or advise another designated director or officer, and receive clearance from the Board or designated director or officer, as appropriate.

AMZ shall maintain a written record of the receipt of any advice received from a director, officer or employee of, or consultant or contractor to the Company pursuant to this Policy and of any clearance given. Written confirmation from AMZ that such advice and clearance (if any) have been recorded must be given to the individual concerned.

Any employee with any questions regarding trading in AMZ's securities is encouraged to contact the the Reporting Officer.

3.3   Short Sales.

Directors, officers, and employees of, and consultants and contractors to the Company are not permitted to sell "short" or purchase a "call option" on any of AMZ's securities or purchase a "put option" where they do not own the underlying security.

3.4   Dealing in Exceptional Circumstances.

In exceptional circumstances where it is the only reasonable course of action available to a director, officer or employee of or consultant or contractor to the Company, clearance may be given for the individual to sell (but not to purchase) securities when he or she would otherwise be prohibited from doing so. An example of the type of circumstance which may be considered exceptional for these purposes would be a pressing financial commitment on the part of the individual that cannot otherwise be satisfied. The determination of whether circumstances are exceptional for this purpose must be made by the Reporting Officer.

3.5   Dealings by Related Persons.

So far as is consistent with his or her duty of confidentiality to the Company, a director, officer or employee of or consultant or contractor to the Company should seek to prohibit any related person including, without limitation, a member of the individual's immediate family or member of the individual's household, from dealing in securities of AMZ (a) other than during a Trading Window; or (b) at any time when the individual is in possession of Material Non-Public Information.

3.6   Individual Responsibility.

Every director, officer, and employee of, and consultant and contractor to the Company has the individual responsibility to comply with this Policy against insider trading. Appropriate judgment should be exercised in connection with any trade in AMZ's securities.

A director, officer or employee of, or consultant or contractor to the Company may, from time to time, have to forego a proposed transaction in AMZ's securities even if he or she planned to make the transaction before learning of the Material Non-Public Information and even thought the person believes he or she may suffer an economic loss or forego anticipated profit by waiting.

Article 4 – Applicability of Policy to Insider Information Regarding Other Companies

4.1   Applicability.

This Policy and the guidelines described herein also apply to Material Non-Public Information relating to other companies, including the Company's joint-venture partners (the "Business Partners"), when that information is obtained in the course of employment with, or other services performed on behalf of, the Company. Civil and criminal penalties, and termination of employment, may result from trading on inside information regarding the Company's Business Partners. All employees should treat Material Non-Public Information about the Company's Business Partners with the same care required with respect to information related directly to the Company.

Article 5 – Definition of Material Non-Public Information

5.1   Definition.

Information should be regarded as Material Non-Public Information if (a) it relates to the Company or AMZ's securities or if it may affect the Company's business prospects; (b) it is specific or precise; (c) it has not been previously disclosed to the public and is not otherwise available to the public; and (d) if it were made public, it would be likely to have a significant effect in the price or value of AMZ's securities.

What may be difficult under this standard is to determine whether particular information is material and would therefore be likely to have a significant effect in the price or value of AMZ's securities. There are various categories of information that are particularly sensitive and, as a general rule, should always be considered material. Examples of such information include:

(a)	financial results;
(b)	projections of future earnings or losses;
(c)	results of exploration projects or feasibility studies;
(d)	news of a pending or proposed merger or joint venture;
(e)	news of negotiations affecting major commercial agreements;
(f)	news of a disposition of a subsidiary;
(g)	impending bankruptcy or financial liquidity problems;
(h)	gain or loss of a Business Partner;
(i)	changes in dividend or distribution policy;
(j)	significant pricing changes;
(k)	new equity or debt offerings;
(l)	acquisitions;
(m)	significant litigation exposure due to actual or threatened litigation; and
(n)	major changes in senior management.

Either positive or negative information may be material.

Article 6 – Certain Exemptions

6.1   Certain Exemptions.

For purposes of this Policy, the Company considers that the exercise of stock options for cash under AMZ 's stock option plan (but <u>not</u> the sale of any such shares) is exempt from this Policy, since the other party to the transaction is AMZ itself and the price does not vary with the market but is fixed by the terms of the option agreement or the plan.

Please direct your questions as to any of the matters discussed in this Policy to AMZ's Reporting Officer (currently T D Button).

Exhibit 12.1
CERTIFICATION

I, Timothy Read, President, Chief Executive Officer and Director certify that:

1. I have reviewed this annual report on Form 20-F of America Mineral Fields Inc. (the "Registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (c) Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Date: April   21, 2004

                                            /s/ "Timothy Read"
                                            Timothy Read
                                            Chief Executive Officer and Director

Exhibit 12.2
CERTIFICATION

I, Thomas David Button, Chief Financial Officer certify that:

1. I have reviewed this annual report on Form 20-F of America Mineral Fields Inc. (the "Registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (c) Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Date: April 21, 2004

/s/ "T.D. Button"
Thomas David Button
Chief Financial Officer

Exhibit 13.1

Certification

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code)

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), I, Tim Read, Chief Executive Officer of America Mineral Fields Inc.(the "Company") hereby certify, to my knowledge, that:

The Company's Annual Report on Form 20-F for the year ended October 31 2003 (the "Report") fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Report fairly presents, in all material respects, the financial condition and results of the operations of the Company.

/s/   Tim Read
Name: Tim Read
Title: Chief Executive Officer

Dated: _____ April 21, 2004

The foregoing certification is being furnished solely pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsection (a) and (b) of section 1350, chapter 63 of title 18, United States Code) and is not being filed as part of the Report or as a separate disclosure document.

Certification

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code)

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), I, Thomas David Button, Chief Financial Officer of America Mineral Fields Inc.(the "Company") hereby certify, to my knowledge, that:

The Company's Annual Report on Form 20-F for the year ended October 31 2003 (the "Report") fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Report fairly presents, in all material respects, the financial condition and results of the operations of the Company.

/s/   Thomas David Button
Name: Thomas David Button
Title: Chief Financial Officer

Dated: _____April 21, 2004

The foregoing certification is being furnished solely pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsection (a) and (b) of section 1350, chapter 63 of title 18, United States Code) and is not being filed as part of the Report or as a separate disclosure document.